

07021044

RECEIVED

February 13, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 082-35028
Kenedix Realty Investment Corporation (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Enclosed herewith and listed in Annex A and Annex B, respectively, are English language documents and brief descriptions since our last correspondence to you under 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Bradley K. Edmister or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Kenedix Realty Investment Corporation

By 
Name: Taisuke Miyajima
Title: Executive Director

(Enclosures)

cc: Izumi Akai, Esq.
Bradley K. Edmister, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

PROCESSED

FEB 1 6 2007

THOMSON FINANCIAL

TOKYO:33888.4

page 1 of 246 pages

Annex A

English Language Document Distributed to the Company's Security Holders page #

English Language Press Releases and Other Information Made Public by the Company

Annex A

English Language Document Distributed to the Company's Security Holders

1. Report to Unitholders for the Third Fiscal Period (from May 1, 2006 to October 31, 2006)

Translation Purpose Only

Kenedix Realty Investment Corporation Report for the Third Fiscal Period

To Our Investors

Taking this opportunity to present our third semiannual report, I would like to thank all unitholders for their continued support and understanding as we strive to achieve stable earnings and sustainable growth.

In its third fiscal period (May 1, 2006 to October 31, 2006), Kenedix Realty Investment Corporation ("the Investment Corporation") recorded operating revenues of ¥5,288 million, ordinary income of ¥2,125 million and net income of ¥2,124 million. As a result, cash distribution for the fiscal period under review was ¥13,529.

Looking at its fourth fiscal period and beyond, the Investment Corporation will continue to pursue stable growth from a medium- and long-term perspective by investing mainly in mid-sized office buildings which was announced on December 11, 2006 to change the portfolio development policy. We offer our sincere appreciation to all unitholders for continuing to share and support our vision.

Taisuke Miyajima
Executive Director, Kenedix Realty Investment Corporation
CEO and President, Kenedix REIT Management, Inc.

Information Provided on the Investment Corporation's Web site

The Investment Corporation will make every effort to disclose relevant and accurate information on its Web site in a timely fashion. In addition to an overview of the Investment Corporation, its investment strategies and portfolio, the Web site contains press releases, financial information, information relating to cash distributions and a variety of disclosure materials. The Investment Corporation is committed to enhancing the content of its Web site and to ensure ensuring timely delivery of transparent information.

URL: http://www.kdx-reit.com/eng/

Contents

I. Overview of the Investment Corporation
Investment Highlights

Cash Distribution for the Third Fiscal Period (May 1, 2006 to October 31, 2007): ¥13,529 per unit

Note: The third fiscal period commenced on May 1, 2006 and ended on October 31, 2007, a period of 184 days.

Investment Highlights

	Results for the First Fiscal Period	Results for the Second Fiscal Period	Results for the Third Fiscal Period
Operating Revenues	¥1,196 million	¥2,871 million	¥5,288 million
Operating Income	¥589 million	¥1,343 million	¥2,565 million
Ordinary Income	¥243 million	¥1,103 million	¥2,125 million
Net Income	¥242 million	¥1,101 million	¥2,124 million
Distribution per Unit	¥3,052	¥13,884	¥13,529

Financial Results

	First Fiscal Period	Second Fiscal Period	Third Fiscal Period
Total Assets	¥77,325 million	¥92,053 million	¥160,314 million
Unitholders' Equity	¥44,527 million	¥45,387 million	¥90,933 million
Unitholders' Equity to Total Assets	57.6%	49.3%	56.7%
Unitholders' Equity per Unit	¥561,008	¥571,840	¥579,192

Trends in Investment Unit Prices

The Investment Corporation's investment unit certificates were first listed on the Tokyo Stock Exchange on July 21, 2005. Trends in investment unit price and trading turnover from the date of public listing to the close of its third fiscal period, October 31, 2006, are provided in the following table.


Aggregate Market Value as of October 31, 2006: ¥98,596mn
Highest Trading Price: ¥670,000 (February 9, 2006)
Low Trading Price: ¥564,000 (June 20, 2006)
Volume (unit)
Price (yen)
Volume
Closing Price of KRI

Note: Investment unit prices are shown based upon closing prices.

Comparison with the Tokyo Stock Exchange REIT Index


Closing Price of KRI
TSE REIT Index

Note: The Tokyo Stock Exchange REIT Index as of July 20, 2005 and the Investment Corporation's investment unit price at the time of public offering are identified as based rates of 100.

Details of the Unitholders


End of 2nd period (79,370units)
37,279units
46.96%
22,990units
28.96%
End of 3rd period (157,000units)
Financial Insto
(incl. Securities Companies)
75,308units
47.96%
Foreign Corporation and Individuals
54,259units
34.55%
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100 %

Note : Comparative ratios are rounded down to the second decimal place.

Q&A

<Changes to the Portfolio Development Policies>

Q. Please elaborate on the changes to the portfolio development policy announced in December 2006.

A. The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio for its basic policy. Based upon this basic policy, the Investment Corporation has conducted a review of its portfolio development policies in order to shift to investments in office buildings. Details are as follows.

(After the changes)

Type of Use	Investment Ratio Target
Office Buildings	50% – 100%
Residential Properties	0% – 30%
Central Urban-Type Retail Properties	0% – 20%
Other	0% for now

(Before the changes)

Type of Use	Investment Ratio Target
Office Buildings	More than 50%
Residential Properties	More than 20%
Retail Properties	Less than 30%
Other	

Q. What are the reasons for changing the portfolio development policy at this time?

A. The Investment Corporation adheres to a basic policy that adopts a dynamic and flexible investment stance. Working from this policy, as of December 11, 2006, the Investment Corporation owned a portfolio of 65 properties with a total acquisition price of approximately ¥150 billion, demonstrating its success in diversifying properties.

The Investment Corporation has previously emphasized investment in mid-sized office buildings located in the Tokyo Metropolitan Area. However, to respond to recent conditions in the office leasing market (increased rent levels, improvement of occupancy ratios, etc.), the Investment Corporation has decided to invest mainly in office buildings and to make no new investment in residential properties for a certain period.

Q. Are there any changes for the target asset scale that you have set for the future, and are you going to achieve this target only by investing in office buildings?

A. The Investment Corporation's goal of an asset scale target exceeding ¥200 billion by December 31, 2007, remains unchanged. We will invest mainly in office buildings, but also in central urban-type retail properties located in highly flourishing districts as an alternative to investment in office buildings.

Q. Reflecting upon your decision not to conduct any new investment in residential properties, do you think that residential properties are losing their attractiveness as investment targets?

A. The Investment Corporation recognizes a certain advantage of a portfolio comprising of some residential properties, as they contribute to realizing stable cash flows. However, the Investment Corporation has concluded that concentrating new investment mainly in office buildings will have a more positive impact on the improvement of cash flows.

Q. Are you planning to invest mainly in mid-sized office buildings heretofore?

A. The Investment Corporation has previously emphasized investment in mid-sized office buildings located in the Tokyo Metropolitan Area. The Investment Corporation will continue to invest mainly in mid-sized office buildings, while keeping in mind an approach of diversifying properties. For the investment area, the Investment Corporation will continue to invest mainly in the Tokyo Metropolitan Area and a certain ratio of office buildings in major cities of Other Regional Areas.

Q. Are there any policy changes for the category of "retail properties?"

A. There are no policy changes for the category of "retail properties." The Investment Corporation has previously invested in central urban-type retail properties located in highly flourishing districts as an alternative to investment in office buildings. To make this situation evident, the Investment Corporation has decided to refer to these past investments as "central urban-type retail properties," rather than simply as "retail properties."

<Growth Potential>

Q. What target for asset scale have you set for the future?

A. As of December 12, 2006, the date the Investment Corporation's third fiscal period results were announced, the Investment Corporation owned a portfolio of 65 properties with total acquisition price of approximately ¥150 billion. Based on the steady progress achieved to date, we will endeavor to exceed an asset scale of ¥200 billion by December 31, 2007. Our goals, however, do not revolve entirely around increasing asset scale. In concert with efforts to increase the size of the Investment Corporation's portfolio, we will make every effort to steadily enhance earnings per share (EPS).

Q. What steps does the Investment Corporation take with regard to property management?

A. Rental revenues provide a major source of income for the Investment Corporation. Accordingly, every effort is made to maintain and enhance rent level and occupancy ratios, which are the key components in the Investment Corporation's leasing activities. While taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with the aim of ensuring a timely and flexible response as well as optimal tenant satisfaction.

Rental revenue aforementioned, the Asset Management Company undertakes property management activities as follows.

- Implement customer satisfaction surveys in an effort to identify tenant needs. Implement appropriate remedial and improvement measures.
- Enhance tenant satisfaction and property competitive advantage through renovation of co-owned areas as well as upgrades and renewal for the facility.
- Promote new tenant leasing activities together with existing tenant renewal negotiations based on movements in real estate leasing markets and tenant needs in an effort to capitalize on "trends" and "timing".
- Strengthen leasing activities through efforts to improve ties with leasing intermediary companies.
- Review property management contents and standards.

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. ("Kenedix Advisors") as its sole property management company.

<Investment Properties>

Q. Please elaborate on the unique characteristics of medium-sized office buildings.

A. Compared with large-sized office buildings, medium-sized office buildings provide greater liquidity. In addition to the larger number of buildings on the market, the acquisition prices and rent level of medium-sized office buildings offer a wider scope of acquisition and leasing opportunities. Under these circumstances, the Investment Corporation recognizes that medium-sized office buildings provide the Investment Corporation with the best avenue to leverage its abilities in identifying properties with competitive advantage and its expertise and know-how in property leasing and management. Furthermore, given tenant characteristics and the large pool of competing properties, the Investment Corporation recognizes that medium-sized office buildings exhibit higher rates of tenant turnover with rent levels more finely attuned to economic trends, particularly in times of recovery.

Q. Why does the Investment Corporation invest mainly in medium-sized office buildings?

A. As a fund manager, the Kenedix Group boasts a wealth of experience and know-how in medium-sized office buildings. Focusing on this segment enables the Investment Corporation to leverage this considerable strength. We also hold high expectation for continued increase in rent level in line with favorable economic trends.

Q. What are your thoughts on the leasing market for residential properties?

A. In line with changes in population trends, fluctuations in the number of households by area are experiencing increased polarization. In this context, we are seeing steady leasing demand for residential properties primarily in the Tokyo Metropolitan Area.

In addition, the population and the number of households in certain major cities of Other Regional Areas are also increasing. Accordingly, we expect leasing demand for residential properties in Sapporo, Nagoya and Fukuoka to expand.

Q. What are your expectations of the real estate and J-REIT markets?

A. We believe that real estate markets will remain active in the Tokyo Metropolitan Area. Accordingly, the ability to acquire prime properties at reasonable prices will become increasingly difficult. The Investment Corporation also recognizes that real estate markets are subject to a variety of trends based on property type, area and size. While activity in one area may be robust, other areas may experience stagnant conditions. With this in mind, the possibility that real estate prices will appreciate nationwide is considered slim. Under these circumstances, the ability to accurately identify real estate trends by property type, area and size will become more important. Currently, Japanese Real Estate Investment Trust ("J-REIT") market is comprised of 40 publicly listed trusts with total market capitalization exceeding ¥4 trillion. Looking ahead, it would not be a surprise if there were between 50 and 70 listed J-REITs with market capitalization around ¥10 trillion in the next few years. In the domestic market, yields on REITs exceed 10-year government bonds by nearly 2.0%. At this level, J-REITs remain highly competitive when compared with REITs in markets overseas.

<Financial Strategy>

Q. What benchmark have you established for interest-bearing debt ratio, and what are the Investment Corporation's debt policies?

A. The Investment Corporation is conscious of maintaining a prudent financial strategy together with an appropriate interest-bearing debt ratio (a balance between total assets and interest-bearing debt). Currently, the target ratio is set between 35 to around 50%. From its incorporation, the Investment Corporation has undertaken debt on an unsecured and unguaranteed basis. This reflects the high credit standing of the Investment Corporation and an acknowledgement by financial institutions of the quality of investment properties, investment policies and the Asset Management Company's personnel and management.

Q. How do you see interest rate trends in the future? What measures do you have in place to avoid the risk of future increase in interest rates?

A. The interest rates are expected to show a moderate rise. We believe the key factor in determining future market conditions will be the speed of interest rate increase. If the pace at which interest rates rise serves to promote economic growth, the impact on real estate markets is naturally favorable. For example, in an environment where economic growth outpaces the increase of interest rates, rent levels can also be expected to rise. With this in mind, the Investment Corporation invests primarily in medium-sized office buildings, characterized by relatively high rates of tenant turnover. Under these circumstances, we are able to maintain rent levels in line with market trends. In an effort to avoid the risk of future increase in interest rates, the Investment Corporation adopts a prudent fixed interest rate policy. In principle, we enter into interest-rate swap agreements to fix cost levels on floating rate long-term debt. Furthermore, the Investment Corporation acquired an A3 credit rating from Moody's Investors Services, Inc. in February 2006 and A+ rating from Japan Credit Rating Agency, Ltd. in December 2006. Looking ahead, we will also consider the issue of fixed rate investment corporation bonds as a measure to avoid the risk of future increase in interest rates.

Structure of Investment Corporation


Information and Property Providers (Support-Line Companies)
Kenedix, Inc.
Kenedix Advisors Co., Ltd
Investment Corporation
Kenedix Realty Investment Corporation
General Meeting of Unitholders
Board of Directors
Executive Director:Taisuke Miyajima
Supervisory Director:Kimio Kodama
Supervisory Director:Shiro Toba
Accounting Auditor
Ernst & Young ShinNihon
Administrative Agent
Asset Custodian
Mizuho Trust & Banking Co., Ltd
Trasfer Agent
The Chuo Mitsui Trust and Banking Co., Limited
Asset Management Company
Administrative Agent for Directors' Meeting
Kenedix REIT Management, Inc.
①
②
③
④

①Asset Management Agreement / Operating Agency Agreement
②Administrative Agency Agreement / Asset Custodian Agreement
③Transfer Agency Agreement
④Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

Structure of the Asset Management Company

Name: Kenedix REIT Management, Inc.

Capital: ¥200 million

History:

November 28, 2003	KW REIT Management was established
July 2, 2004	Building Lots and Buildings Transaction Business License, License No. (1) 83303, issued by the Governor of Tokyo
November 9, 2004	Renamed to Kenedix REIT Management, Inc.
February 28, 2005	Discretionary Transaction Agent License, License No. 33, issued by the Governor of Tokyo.
April 18, 2005	Investment Corporation/Asset Management License, License No. 44, granted by the Prime Minister of Japan.
April 26, 2005	Obtained approval to be Operating Agent for the Investment Corporation.

Organization Chart


Shareholders' Meeting
Auditors
Board of Directors
Compliance Officer
Investment Committee
Compliance Committee
Representative Director
Investment Management Division
Financial Planning Division
Corporate Planning/ Administration Division
Real Estate Investment Group
Asset Management Group
IR Group
Finance and Accounting Group
Business Administration Group

Principal Shareholder

Name	Location	Number of Stocks Owned	Ratio (Note)
Kenedix, Inc.	2-2-9, Shimbashi, Minato-ku, Tokyo	6,450 units	100.00%

Note: Ratio represents the number of stocks owned in proportion to the total number of outstanding stocks.

To begin with, please give us your frank opinion and impression of the efforts of the Compliance Committee at Kenedix REIT Management, Inc.

Miyajima: While there have been recent cases where investment corporations charged with misconduct have been ordered to improve business operations, I personally believe we are now at a point where we have to face issues of corporate ethics and governance more seriously. While you have assumed the post of auditor at Kenedix REIT Management and participate as a member of the Compliance Committee, what are your thoughts about the actual management of the company?
Funahashi: Simply put, I think things are going very well right now. I feel that the Compliance Committee and the Board of Directors are more than window dressing; they place problems and issues squarely on the table and discuss them. The words "disclose" and "discuss" demonstrate a "can-do" approach to business ethics, and I give the company credit for taking this to heart and putting it into practice.
Miyajima: Putting information on the table for discussion is definitely something that we try to do on a daily basis. The Compliance Committee has one attorney-at-law, who is an outside member, and the auditors from Kenedix, Inc., a sponsor company. In order to hold a proper discussion with people who have no direct contact with our asset management business, we are taking steps to provide information through briefings in order to share as much information as possible on such issues as current market conditions and trends.
Funahashi: Well, that sort of activity is really important. Sharing information is an essential prerequisite for having a lively discussion, not only about market conditions, but also about developments at government authorities such as the Financial Services Agency and Ministry of Land, Infrastructure and Transport. On top of that, I think it would encourage discussion about compliance in specific areas.

What are your thoughts about safeguarding investor profits?

Miyajima: J-REITs operate as a kind of external management, in that companies establish an asset management company, which then manages the investment corporation. This scheme evolved because it was thought to suit the Japanese market. However, what you need to be most careful about under such a style of J-REIT asset management is the question of how to protect investor's profits. Although the asset management company is commissioned by the investment corporation and must also protect investor's profits, it is also a subsidiary of its companies. What are your thoughts on that point?
Funahashi: J-REITs receive and manage large amounts of funds from an unspecified number of investors. In my opinion, this system must underlie all J-REITs. The most important thing is to consider things from the investor's point of view. From what I think, the asset management company's position should be biased toward the investor. The bias should be weighted toward the investor at a ratio, ideally, of about seven points for the investor and three points for the companies of the asset management company.
Miyajima: I see... While continuing to safeguard investor profits, we must grow the Investment Corporation through fair and stable dealings with our support-line companies. I believe that safeguarding investors' profits will increase demand for the Investment Corporation, which will ultimately benefit the support-line companies.
Funahashi: That's right. If we produce results that satisfy the investor, more and more people will invest, and continue investing in J-REITs. That's both a plus for the asset management company and, in the medium and long terms, for the sponsors. I suppose you could say that the J-REIT system is a business model that must consider things from that kind of macro perspective.

What do we need to keep in mind when investing mainly in medium-sized office buildings?

Funahashi: I believe that we need to continually work to provide a better office environment at more reasonable prices. The office and working environment that surrounds many Japanese is not always of high quality. We must provide the best possible property at the most reasonable prices so that our tenants can work in comfort. Achieving that, and getting our tenants to say that their business performance improved by moving into an office owned by the Investment Corporation is the best possible outcome.
Miyajima: Incidentally, I would like to refer to some data here. According to a survey, approximately 94% of the business

offices in Tokyo today are occupied by small- and medium-size enterprises of fewer than 29 employees. The floor area of each floor of the offices that the Investment Corporation invests in is on average about 100 tsubo - just enough space for a small- or medium-size enterprise of 10 to 30 people. In other words, nearly every company is a potential tenant of the Investment Corporation.

That's exactly why, as you say, tenant satisfaction is truly important. In December 2005, we conducted a customer satisfaction survey by giving questionnaires to the tenants, including their employees, of all of the office buildings that the Investment Corporation invests in. By making repeated improvements based on the survey results, we will make even better office environments.

Funahashi: That's really important. Today, Japan's economic foundation is supported by a countless number of small- and medium-size companies. If we can contribute to increasing the drive and motivation of office workers by providing comfortable office environments, it will have a positive, though indirect, effect on the Japanese economy.

What is your opinion regarding timely information disclosure?

Funahashi: Timely information disclosure is vital for companies, whether they are J-REITs or business corporations that accumulate funds from a large number of unspecified investors. Given that J-REITs invest primarily in real estate, it is somewhat easier to see what is to come in the market. In other words, there are fewer surprises for investors. However, it does not mean that we can be loose in information disclosure: we have to disclose appropriate information in a highly transparent manner since the rules concerning what and how to disclose information are clearly specified.

Miyajima: A problem would arise when an unusual event occurs that falls outside of the rules.

Funahashi: That's right. However, in today's world, if one cannot decide whether information should be disclosed or not, I think that in any event, the disclosure should be made. Whether the information is positive or negative, letting investors know what the company is doing will help put their minds at rest and enable you to gain their future understanding.

Miyajima: That is certainly true. Making a disclosure about something you have doubts about does need some courage. However, we always strive to be forthcoming in our disclosures.

Funahashi: Depending on what has been disclosed, investors may temporarily sell off their investment units and the company may receive an avalanche of calls. Nevertheless, this is transitory phenomenon. To build a long-term relationship of trust with investors, you have to have courage and overcome the obstacles.

Finally, could you tell us about the direction that you believe our company should take?

Funahashi: I would like to see us share the professional J-REIT team spirit with each and every one of our employees, and see us strive to become the most knowledgeable source about medium-sized office buildings, while providing facilities that meet all of our customers' needs. These are things we should be proud of, as we carry on with our work.

If we become so well-known in the market that people say, "For medium-sized office buildings, let's ask Kenedix first," we'll be able to collect even more information.

Best of all, as a J-REIT asset management company, we are fully staffed with financial and real estate experts. Through the optimal combination of knowledge in these different fields, I would like to see us become an even more expert team in our field.

Miyajima: As the president of the Asset Management Company, I would like to see our employees take on a greater number of challenges each day.

Funahashi: Yes, me too. What energizes people the most is when they fully exert themselves passionately toward the achievement of a goal. Only then do we feel challenged and experience a purpose in life. How to establish compliance and protect officers and employees are important issues, but I believe the ideal is a state in which we are naturally protected without having to be conscious of the regulations and rules. When someone has a real sense of fulfillment from their job, they can be in compliance without consciously trying to be.

Miyajima: I certainly agree with you.

The creation of such an environment is the job of company management. If each and every employee enjoys their work and makes the business grow, and we continue to expand as a J-REIT throughout the market while gaining the trust of investors,

then we will have achieved the ideal that we have set for ourselves.

Kenedix REIT Management, Inc.
Auditor (part-time)
Haruo Funahashi
July 1997 – Deputy-Commissioner, National Tax Administration
June 1998 – Secretary-General, Securities and Exchange Surveillance Commission
June 2000 – Director-General, Minister's Secretariat, National Land Agency
July 2001 – Vice-Minister for Land and Hokkaido Developement, Ministry of Land, Infrastructure and Transport
February 2003 – Chief Executive Officer, Sirius Institute Inc. (current position)
May 2004 – Visiting Professor, Graduate School of International Corporate Strategy, Hitotsubashi University (current position)
October 2004 – Auditor, Kenedix REIT Management, Inc. (current position)
March 2005 – Auditor, Kenedix, Inc. (current position)

External Growth Strategy

The Investment Corporation strives to ensure a continuous flow of investment property acquisition opportunities together with stable investment portfolio growth through the development of a multi-pipeline information source and flow.



Real Estate Market
Financial Institutions
Corporate Sector
Construction Companies/ Property Developers
Investment Funds
Kenedix, Inc. / Kenedix Advisors Co., Ltd.
Brokerage
3
Warehousing
Development Projects
Private Funds
Pension Funds (Note)
1 Original Network of the Asset Management Company
2
Multi-Pipeline
KENEDIX
Kenedix REIT Management, Inc.
Asset Management
KENEDIX
Kenedix Realty Investment Corporation

Kenedix Realty Investment maintains the following framework in its efforts to acquire investment properties:

1. Original network of the Asset Management Company
2. The support line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.
3. The warehousing function provided by Kenedix, Inc.

Kenedix, Inc. and Kenedix Advisors Co., Ltd. Management Results


Asset Under Management ("AUM") held by Kenedix, Inc. and Kenedix Advisors Co., Ltd.
6,000
5,000
4,000
3,000
2,000
1,000
0
190
684
837
1,058
2,403
3,856
5,228
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Sept-06
Office
Residential
Retail
Logistics
Other

Source: Kenedix, Inc. as of September 30, 2006

Note: Includes properties owned by Japan Logistics Fund, Inc., a company entrusted with asset management by Kenedix-affiliated companies, and properties owned by the Investment Corporation.

Kenedix, Inc. and Kenedix Advisors Co., Ltd.
Pension Fund Establishment Results

Fund	Property Details	Established
1	Office Buildings, Residential Properties	Nov. 2003
2	Office Buildings	Nov. 2003
3	Office Buildings, Residential Properties	Apr. 2004
4	Residential Properties, Office Buildings	Sep. 2004
5	Residential Properties, Office Buildings	Mar. 2005
6	Residential Properties, Office Buildings	Jul. 2005
7	Residential Properties, Office Buildings	Aug. 2005
8	Residential Properties, Office Buildings	Aug. 2006

Source: Kenedix, Inc. as of November 30, 2006

Note: On August 1, 2005, the Investment Corporation acquired assets relating to Funds No.'s 1 and 3. In addition, the Investment Corporation acquired all the properties held in Fund No.2 on May 1, 2006.

External Growth Performance (based on acquisition price)


160
140
120
100
80
60
40
20
0
(¥B)
Office
Residential
Retail
29 properties
¥61.0 B
16.2%
31.0%
52.7%
31 properties
¥69.1 B
17.9%
27.4%
54.6%
35 properties
¥81.4 B
15.2%
25.5%
59.2%
64 properties
¥146.7 B
10.9%
30.2%
58.7%
65 properties
¥150.9 B
10.6%
29.4%
59.8%
Just after IPO
(Aug 1, 2005)
1st Period
(ending Oct 31, 2005)
2nd Period
(ending Apr 30, 2006)
3rd Period
(ending Oct 31, 2006)
3rd Period Results
Announced (as of
December 11, 2006)

Note: Amounts of less than ¥100 million omitted for money amounts, and digits below decimal point omitted for ratios

Internal Growth Strategy

The Investment Corporation aims for steady internal growth by maintaining and improving leasing income and reducing management and operating costs in order to maximize revenues.

Trend of Occupancy Ratio and Total Leasable Area


100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Mar-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Office
Residential
Retail
Total
Office
Residential
Retail

Maximizing Income through Conversion

A-15 KDX Hamacho Building



<Acquisition Data>
Location: Nihonbashi-Hamacho, Chuo-ku, Tokyo
Leasable area: 3,048.54 m²
Completion date: September 1993
Acquisition date: March 2006
Acquisition price: ¥2,300 million


Maximizing revenue through conversion into office space
10F
Restaurant
Office space
9F
After dismantling
Residence
Office space
Rental contracts from November 2006
■10F: Converting restaurant into office space supports
·Higher rent
·Increased exclusive-use floor area
■9F: Converting residences into office space
·Higher rent
·Increased exclusive-use floor area

<Points>

- Strength of office demand
- Kenedix (KDX) Group's management know-how in medium-sized office buildings
- Suited to policies primarily focused on office buildings
- Efficient portfolio capable of absorbing vacancy and conversion costs during conversion

<Occupancy trends>
- March (when acquired): 87.3%
- End of September (one tenant vacate): 65.3%
- November 1 (new contract for 8-10F): 88.7%

Office-building name change

New name	Old name	Change date
KDX Hamacho	Hamacho Hanacho	August 1, 2006
KDX Funabashi	Leland Center	October 1, 2006
KDX Hamamatsu-cho	Shuwa #2 Hamamatsu-cho	October 1, 2006
KDX Minami Semba Dai-1	Semba Mont Blanc	October 1, 2006
KDX Minami Semba Dai-2	Nashiki	October 1, 2006
KDX Nogizaka	PRISMA-N	October 1, 2006


KDX
NOGIZAKA

- Showing leasing companies, the rental market that the building is managed by Kenedix (KDX) Group
- Management quality and spec levels typically differentiate office buildings in the mid-sized market

CS Strategy-Based Leasing Management

Based on its internal growth strategy, the Investment Corporation will utilize the feedback from external research organizations and customers to enhance customer satisfaction and the competitive standing of its properties, thereby maintaining and improving revenues.


Improve profitability
Conducted a customer satisfaction survey
· Tenant management service evaluated from the viewpoint of customer satisfaction
· Conducted by J.D.Power Asia Pacific, an international customer satisfaction research company
Rental revenue increase, property value increase
CS survey
CS increase
Ongoing Internal Growth
Identify the needs of tenants
1. Conducted tenant satisfaction surveys at all office buildings in December 2005.
2. Received proposals from property management companies within the Kenedix Group to respond to tenants' opinions and requests in April 2006.
3. Formulated plans regarding priorities, expenses and schedules
Improve competitiveness of properties During the 3rd and 4th Period
Response to tenant requests based on CS surveys and response to other individual tenant requests
Maintenance and capital improvement

Enhancing Property Competitive Standing

The Investment Corporation is working to maintain and increase rent level and enhance asset values of properties by implementing cost-effective maintenance and renovation measures that are optimal for each property.

Ashiya Royal Homes (kitchen)

Before



After



Changed closed kitchens into open kitchens

Yoyogi M Building (Setting a large video screens)



By setting a large video advertising screens on the exteriors of our buildings, not only will we increase income, but also raise property visibility and name recognition, which will enable us to attract more tenants.

Properties Roster

Properties as of the end of the 3rd period (64 properties)

☐Acquired on May 1, 2006 ☐Acquired during the 3rd Period

Type	Area	Acquired Time	Name	Location	Acquisition Price(¥M)	Completion Date	Occupancy Ratio(%)
Office	Tokyo Metropolitan Area		Belles Modes Building	Chiyoda ward, Tokyo	5,950	May 1994	97.1
			Nihonbashi 313 Building	Chuo ward, Tokyo	5,940	Apr. 1974	100.0
		☐	Toshin 24 Building	Yokohama, Kanagawa	5,300	Sep. 1984	100.0
			Sogo Hirakawacho Building	Chiyoda ward, Tokyo	5,180	Mar. 1988	100.0
		☐	Ebisu East 438 Building	Shibuya ward, Tokyo	4,640	Jan. 1992	100.0
			Higashi-Kayabacho Yuraku Building	Chuo ward, Tokyo	4,450	Jan. 1987	100.0
			Noir Hatchobori	Chuo ward, Tokyo	3,680	Jun. 1993	100.0
		☐	KDX Omori Building	Ota ward, Tokyo	3,500	Oct. 1990	100.0
		☐	KDX Hamamatsucho Building	Minato ward, Tokyo	3,460	Sep. 1999	100.0
		☐	KDX Higashi-Shinjuku Building	Shinjuku ward, Tokyo	2,950	Jan. 1990	100.0
		☐	Dai-ichi Kayabacho Building	Chuo ward, Tokyo	2,780	Oct. 1987	100.0
		☐	NTB-M Building	Minato ward, Tokyo	2,660	Feb. 1992	100.0
			K&Y Building (Southern Plaza)	Nakano ward, Tokyo	2,533	Aug. 1992	97.0
		☐	KDX Shin-Yokohama Building	Yokohama, Kanagawa	2,520	Sep. 1990	99.6
			Harajuku F.F. Building	Shibuya ward, Tokyo	2,450	Nov. 1985	100.0
		☐	KDX Kajicho Building	Chiyoda ward, Tokyo	2,350	Mar. 1990	100.0
			KDX Hamacho Building	Chuo ward, Tokyo	2,300	Sep. 1993	61.3
			FIK Minami Aoyama	Minato ward, Tokyo	2,270	Nov. 1988	100.0
			KDX Funabashi Building	Funabashi, Chiba	2,252	Apr. 1989	97.9
			Kanda Kihara Building	Chiyoda ward, Tokyo	1,950	May 1993	100.0
		☐	KDX Yotsuya Building	Shinjuku ward, Tokyo	1,950	Oct. 1989	100.0
			NNK Building	Shinjuku ward, Tokyo	1,610	Jun. 1992	100.0
		☐	Kiba Ocean Building	Koto ward, Tokyo	1,580	Oct. 1992	69.1
		☐	KDX Nogizaka Building	Minato ward, Tokyo	1,065	May 1991	100.0
			Koishikawa Yoshida Building	Bunkyo ward, Tokyo	704	Oct. 1992	100.0
	Other Regional Areas		Portus Center Building	Sakai, Osaka	5,570	Sep. 1993	100.0
		☐	KDX Minami Semba Dai-1 Building	Osaka, Osaka	1,610	Mar. 1993	100.0
		☐	KDX Minami Semba Dai-2 Building	Osaka, Osaka	1,560	Sep. 1993	90.0
			Hakata-Ekimae Dai-2 Building	Fukuoka, Fukuoka	1,430	Sep. 1984	99.2
[illegible]							
Retail	Tokyo Metropolitan Area		Jinnan-zaka Frame	Shibuya ward, Tokyo	9,900	Mar. 2005	100.0
			Yoyogi M Building	Shibuya ward, Tokyo	2,479	Aug. 1991	100.0
	Other Regional Areas	☐	ZARA Tenjin Nishi-dori	Fukuoka, Fukuoka	3,680	Nov. 2005	100.0
Retail (Total 3 properties) Sub Total					16,059	Avg. 3.5 yrs	100.0

Notes:

1. Figures in the "Acquisition Price" column represent the real estate or trust beneficiary interest sales price (excluding consumption tax, rounded down to the nearest million yen) for each property acquired, identified in relevant Real Estate or Trust Beneficiary Interest Purchase and Sales Agreements.
2. The "Completion Date" column refers to the date on which construction was first completed. Each average age subtotals and total for the investment portfolio is shown as the weighted-averages portfolio age based upon acquisition prices with a base date of October 31, 2006.
3. "Occupancy Ratio" is the leased floor area divided by total leasable floor area for each property as a percentage to the nearest first decimal place, Ratios are calculated as of October 31, 2006. Subtotals and total for the investment portfolio are weighted-averages.
4. The total acquisition price for 65 properties held by the Investment Corporation as of December 11, 2006.
5. The weighted-average age of the 65 properties held by the Investment Corporation as of December 11, 2006 with a base date of December 1, 2006.
6. The current name of the property is the "Nisseki · Sumisei Shinjuku Building". Plans are in place to change the name of the property to the "KDX Higashi-Shinjuku Building" on January 1, 2007.
7. The current name of the property is the "JP Kajicho Building". Plans are in place to change the name of the property to the "KDX Kajicho Building" on January 1, 2007.
8. The current name of the property is the "FSD Building". Plans are in place to change the name of the property to the "KDX Nishi-Gotanda Building on April 1, 2007.

☐Acquired on May 1, 2006 ☐Acquired during the 3rd Period

Residential	Tokyo Metropolitan Area	□	Residence Charmante Tsukishima	Chuo ward, Tokyo	5,353	Jan. 2004	100.0
		□	Regalo Ochanomizu I·II	Bunkyo ward, Tokyo	3,600	①Jan 2006 ②Feb 2006	93.8
			Storia Sirokane	Minato ward, Tokyo	3,150	Feb. 2003	92.9
			Tre di Casa Minami Aoyama	Minato ward, Tokyo	2,460	Feb. 2004	100.0
		□	Regalo Shiba-Kouen	Minato ward, Tokyo	2,360	Nov. 2005	100.0
			Court Mejiro	Shinjuku ward, Tokyo	1,250	Mar. 1997	100.0
			Apartments Motoazabu	Minato ward, Tokyo	1,210	Jan. 2004	94.6
			Apartments Wakamatsu-Kawada	Shinjuku ward, Tokyo	1,180	Feb. 2004	96.3
		□	Chigasaki Socie Ni-bankan	Chigasaki, Kanagawa	1,160	Jan. 1991	91.3
			Court Nihonbashi-Hakozaki	Chuo ward, Tokyo	1,130	Feb 2004	97.2
		□	Court Nishinjuku	Shinjuku ward, Tokyo	1,130	Oct. 2005	93.0
			Side Denenchofu	Ota ward, Tokyo	1,110	Feb. 1997	97.2
		□	Gradito Kawaguchi	Kawaguchi, Saitama	1,038	Feb. 2006	100.0
			S-court Yokohama-Kannai II	Yokohama, Kanagawa	945	Mar. 2003	100.0
		□	Regalo Komazawa-Kouen	Setagaya ward, Tokyo	912	Feb. 2006	100.0
			Court Motoasakusa	Taito ward, Tokyo	880	Jan. 2005	100.0
		□	Court Shin-Okachimachi	Taito ward, Tokyo	878	Oct. 2005	100.0
			Bloom Omotesando	Shibuya ward, Tokyo	875	Mar. 2003	100.0
			Human Heim Okachimachi	Taito ward, Tokyo	830	Dec. 2004	100.0
		□	Primo Regalo Kagurazaka	Shinjuku ward, Tokyo	702	Jan. 2006	96.0
			Court Shinbashi	Minato ward, Tokyo	749	Dec. 1997	100.0
		□	Primo Regalo Youga	Setagaya ward, Tokyo	730	Dec. 2005	100.0
			Court Suitengu	Chuo ward, Tokyo	659	Jul. 2003	90.0
		□	Court Shimouma	Setagaya ward, Tokyo	638	Oct. 2005	100.0
	Other Regional Areas	□	Ashiya Royal Homes	Ashiya, Hyogo	2,330	Jan. 1991	80.3
			Venus Hibarigaoka	Sapporo, Hokkaido	1,800	Mar. 1989	84.6
		□	Regalo Ibaraki I·II	Ibaraki, Osaka	1,600	①May 1991 ②Mar. 1993	67.1
		□	Collection Higashi-Sakura	Nagoya, Aichi	1,264	Mar. 2006	94.0
		□	Renaissance 21 Hirao Josui-machi	Fukuoka, Fukuoka	900	Oct. 2005	91.9
		□	Montore Nishikouen Bay Court	Fukuoka, Fukuoka	826	Feb. 2006	84.1
			Abreast Hara	Nagoya, Aichi	444	Feb. 2000	100.0
			Abreast Hirabari	Nagoya, Aichi	444	Mar. 2000	90.8
	Residential (Total 32 properties) Sub Total					Avg. 4.7 yrs	91.8
	Total of 64 properties					Avg. 11.8 yrs	95.3

Properties Acquired in the 4th Period

○Acquired during the 4th Period

	Tokyo Metropolitan Area	○	KDX Nishi-Gotanda Building (Note3)	Shinagawa ward, Tokyo	4,200	Nov. 1992	—
	Total of 65 properties				150,942	Avg. 12.0 yrs	—

Properties Sold during the 3rd Period

△Sold during the 3rd Period

	Tokyo Metropolitan Area	△	Storia Todoroki	Setagaya ward, Tokyo	877	Nov 2002	—
		△	Chir Court Rokakouen	Setagaya ward, Tokyo	831	Aug. 1998	—

Portfolio Composition

The Investment Corporation strives to develop a diversified investment portfolio adopting a three-point investment criteria based on property type, area, and size.

- Type

Immediately following IPO (29 properties)


Retail: 1 property
Total ¥9.9 B
16.2%
Office: 11 properties
Residential: 17 properties
Total ¥18.986 B
31.0%

As of December 11, 2006 (65 properties)


Retail: 3 properties
Total ¥16.059 B
10.6%
Office: 30 properties
29.4%
Residential: 32 properties
Total ¥44.459 B

- Area

Immediately following IPO (29 properties)


Other Regional Areas: 3 properties
Total ¥2.281 B
Tokyo Metropolitan Area:
26 properties
Total ¥58.802 B

As of December 11, 2006 (65 properties)


Other Regional Areas: 13 properties
84.4%
Tokyo Metropolitan Area: 52 properties
Total ¥127.521 B

- Size

Immediately following IPO (29 properties)


¥7.5-¥100B
1 properties
¥9,900mn
16.2%
Less than ¥1.0B
11 properties
¥8,200mn
13.4%
¥5.0-¥7.5B
2 properties
¥11,120mn
18.2%
¥1.0-¥2.5B
11 properties
¥18,050mn
29.5%
¥13,813mn
22.6%

As of December 11, 2006 (65 properties)


¥7.5-¥100B
1 properties
¥9,900mn
6.5%
Less than ¥1.0B
16 properties
¥12,138mn
8.0%
¥5.0-¥7.5B
6 properties
¥33,293mn
22.0%
¥1.0-¥2.5B
28 properties
¥47,778mn
31.6%
¥47,833mn
31.6%

Note: Percentage figures in the above pie charts represent the proportion of each category as a percentage of the total calculated on a property acquisition price basis. Percentage figures are rounded down to the first decimal place.

Total Acquisition Price	61 billion yen
Total Number of Properties	29 properties
Weighted-Average Portfolio Age	11.7 years

→

Total Acquisition Price	150.9 billion yen
Total Number of Properties	65 properties
Weighted-Average Portfolio Age	12.0 years

Note: The average age of building construction, current as of December 1, 2006, is shown as the weighted-average portfolio age based upon acquisition prices.

KENEDIX SELECTION

Office Buildings (30 properties)

Emphasis on mid-sized office buildings in the Tokyo Metropolitan Area, in particular Central Tokyo.

*The data below is based upon a portfolio of 30 office buildings held by the Investment Corporation, including 29 properties held at the end of the third fiscal period and 1 property already acquired during the fourth fiscal period as of December 11, 2006.



Acquisition price
(Tokyo Metropolitan Area)
Acquisition price
(Other Regional Areas)
Tokyo's 23 wards
23 properties ¥70.1B
Central Tokyo
18 properties
¥57.6B
Greater Osaka area
3 properties ¥8.7B
Tokyo
Tokyo's 23 wards
(not including Central Tokyo)
5 properties ¥12.5B
Kanagawa
2 properties ¥7.8B
Chiba
1 property ¥2.2B
Fukuoka
1 property ¥1.4B

Office Portfolio

Note: Central Tokyo consists of the Chiyoda, Chuo, Minato, Shibuya and Shinjuku wards

Money amounts are rounded to the nearest ¥100 million.

Ratios indicate the total acquisition price for properties in each area in proportion to the total acquisition price for all properties combined.

Ratios are rounded to the first decimal place.

Office Building Average Vacancy Ratio



Tokyo's 23 wards
Yokohama
Osaka
2000
2002
2004
2006

Source: 2006 K.K. Ikoma Data Service System (IDSS)

Number of Employees per Office in Tokyo



30-99 employees
10-29 employees
15.2%

Source: Based on Research Report about Office and Corporate Statistics in Tokyo as of June 1, 2004 (Statistics Division, Tokyo Metropolitan Government Bureau of General Affairs)

Portfolio Map / Pictures of Property Acquired During Third and Fourth Fiscal Period

Map and pictures are omitted.

II. Management Report

Operating Conditions

1. Trends in Operating Conditions

Period			First Fiscal Period (As of October 31 2006)	Second Fiscal Period (As of April 31, 2006)	Third Fiscal Period (As of October 31, 2006)
Operating revenues		¥mn	1,196	2,871	5,288
(Rental revenues)		¥mn	1,196	2,871	5,131
Operating expenses		¥mn	606	1,527	2,723
(Property-related expenses)		¥mn	518	1,265	2,397
Operating income		¥mn	589	1,343	2,565
Ordinary income		¥mn	243	1,103	2,125
Net income	(a)	¥mn	242	1,101	2,124
Total assets	(b)	¥mn	77,325	92,053	160,314
Interest-bearing debt	(c)	¥mn	29,000	42,000	62,000
Unitholders' equity	(d)	¥mn	44,527	45,387	90,933
Unitholders' capital		¥mn	44,285	44,285	88,729
Number of investment units issued and outstanding	(e)	Per Unit	79,370	79,370	157,000
Unitholders' equity per Unit	(d)/(e)	¥	561,008	571,840	579,192
Total distribution	(f)	¥mn	242	1,101	2,124
Distribution per unit	(f)/(e)	¥	3,052	13,884	13,529
(Earnings distributed per unit)		¥	3,052	13,884	13,529
(Distribution in excess of earnings per unit)		¥	—	—	—
Return on assets (annualized)	(Note1, 2)	%	0.3 (1.3)	1.3 (2.6)	1.7 (3.3)
Return on unitholders' equity (annualized)	(Note2, 3)	%	0.6 (2.2)	2.5 (4.9)	3.1 (6.2)
Unitholders' equity ratio at the end of period	(d)/(b)	%	57.6	49.3	56.7
Interest-bearing debt ratio at the end of period	(c)/(b)	%	37.5	45.6	38.7
Payout ratio (Note 4)	(f)/(a)	%	99.9	99.9	99.9
[Other reference]					
Number of properties		Properties	31	35	64
Total leasable floor area		m²	81,298.67	104,868.65	192,085.34
Occupancy ratio at the end of period		%	96.6	94.9	95.3
Depreciation expenses for the period		¥mn	268	650	1,135
Capital expenditures for the period		¥mn	47	510	655
Leasing NOI (net operating income)	(Note 5)	¥mn	945	2,256	3,869
FFO (funds from operation)	(Note 6)	¥mn	510	1,752	3,102
FFO per unit	(Note 7)	¥	6,430	22,076	19,759

Notes:

1. Return on assets = Ordinary income / (Total assets at the beginning of period + Total assets at the end of period) / 2 x 100
   Total assets reflects the value on August 1, 2005, which was the first actual date of operations of the first fiscal period.
2. Annualized values for the second fiscal period are calculated based upon a period of 181 days, and for the third fiscal period are calculated based upon a period of 184 days. Annualized values for the first fiscal period are calculated based upon a period of 92 days, the actual number of business days in the first fiscal period (from August 1, 2005 to October 31, 2005).
3. Return on unitholders' equity = Net income / (Total unitholders' equity at the beginning of period + Total unitholders' equity at the end of period) / 2 x 100
   Total unitholders' equity at the beginning of period reflects the value on August 1, 2005, which was the first actual date of operations of the first fiscal period.
4. Payout ratio is rounded down to the first decimal place.
5. Leasing NOI = Rental and other operating revenues from rental and other operating expenses + Depreciation expenses for the period
6. FFO = Net income + Depreciation expenses for the period-Real estate capital gain
7. FFO per unit = FFO/ number of investment units issued and outstanding (figures below ¥1 rounded off)

2. Operating Conditions for the Fiscal Period under Review

(1) The Investment Corporation

The Investment Corporation was established on May 6, 2005 in accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"). On July 21, 2005, the Investment Corporation was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange. (Securities Code: 8972). Thereafter, the Investment Corporation first reported its operating results for period ending on October 31, 2005. As of October 31, 2006, the end of the third fiscal period, the number of investment units issued and outstanding totaled 157,000 units.

The Investment Corporation appointed Kenedix REIT Management, Inc. as its asset management company. In concert with the Asset Management Company, the Investment Corporation strives to maximize cash distribution to investors by securing stable earnings and sustainable investment growth. To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation endeavors to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.

(2) Investment Environment and Management Performance

a. Investment environment

During the fiscal period under review, the Japanese economy made an improvement in corporate earnings and capital expenditures along with robust employment conditions. Although growth in personal consumption was stagnant, the economic recovery continued.

As for real estate, according to a land price survey (Kijun Chika) conducted by prefecture and local governments on July 1, 2006, commercial and residential land prices in the three major metropolitan areas rose for the first time in 16 years. Tokyo's 23 wards, Osaka, Kyoto and Nagoya are showing an increasing trend for higher land prices and an even higher margin of increase. Average commercial land prices are on an upward trend in Tokyo and increasing in each prefecture, including Chiba, Kanagawa, Aichi, Kyoto, and Osaka. Thus, land prices in the central inner cities of Japan's three major metropolitan areas and in outlying regions are showing a clear price recovery, as revealed in the land prices (Chika Kouji) officially announced in 2006.

b. Management performance

In the beginning of the fiscal period under review, the Investment Corporation acquired 26 properties with a total acquisition price of ¥58,033 million. From the viewpoint of review of its portfolio, the Investment Corporation sold 2 residential properties (total acquisition price of ¥1,708 million) on May 10, 2006. Using the original network of the Asset Management Company, the Investment Corporation acquired 4 office buildings and 1 residential property in the Tokyo Metropolitan Area during the third fiscal period with a total acquisition price of ¥8,983 million. As a result, the number of properties owned as of October 31, 2006 stood at 64, with a total acquisition price of ¥146,742 million. Looking at the portfolio as a whole, 58.7% was comprised of office buildings, 30.2% of residential properties and 10.9% retail properties on an acquisition price basis. In addition, the occupancy ratio as of the end of the third fiscal period was 95.3%, reflecting stable investment and asset management.

<External Growth Performance after IPO>

		Immediately following IPO (as of August 1, 2005)		First Fiscal Period (as of October 31, 2005)		Second Fiscal Period (as of April 30, 2006)		Third Fiscal Period (as of October 31, 2006)	
		Total Acquisition Price (¥millions)	Ratio (%)	Total Acquisition Price (¥millions)	Ratio (%)	Total Acquisition Price (¥millions)	Ratio (%)	Total Acquisition Price (¥millions)	Ratio (%)
Type of Use	Office Building	32,197	52.7	37,767	54.6	48,269	59.2	86,224	58.7
	Residential Properties	18,986	31.0	18,986	27.4	20,786	25.5	44,459	30.2
	Retail Properties	9,900	16.2	12,379	17.9	12,379	15.2	16,059	10.9
	Total	61,083	100.0	69,132	100.0	81,434	100.0	146,742	100.0
Area	Tokyo Metropolitan Area	58,802	96.2	61,281	88.6	71,783	88.1	123,321	84.0
	Other Regional Areas	2,281	3.7	7,851	11.3	9,651	11.8	23,421	15.9
	Total	61,083	100.0	69,132	100.0	81,434	100.0	146,742	100.0

Notes:

1. Total acquisition price is the total of acquisition price for each property classified by type and area.

2. Total acquisition price is rounded down to the nearest million yen. Percentages are rounded down to the nearest first decimal place.

Operation and Management of Existing Properties

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the third fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service. As of October 31, 2006, the investment portfolio maintains a high occupancy ratio. The Investment Corporation is satisfied with the quality of property management.

In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering all of its properties held as of October 31, 2006 (excluding Residence Charmante Tsukishima, Jinnan-zaka Frame, ZARA Tenjin Nishi-dori and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits.

The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs, and have succeeded reductions in building maintenance costs.

CS Strategy-Based Leasing Management

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings. As a part of these efforts, the Asset Management Company implemented a survey in collaboration with J.D. Power Asia Pacific Inc., an internationally recognized company that engages in customer satisfaction evaluation, covering the Investment Corporation's office building portfolio. As a part of this survey the administration officers of each tenant and tenant employees were asked to respond to many questions including building location and environment, external façade, entrance, air conditioning system of lease space areas, lighting ventilation, OA compliant, elevators, toilets, kitchen facilities, smoking area, parking, management company service, status and standard of cleaning, security, fire prevention and remarks of each building and its facilities as well as the nature and quality of operating and management services.

On a scale of five, respondents were asked to rank each of the aforementioned questions. The survey provided invaluable information pertaining to the strengths and weaknesses of each building. Under the remarks section, a number of respondents provided insightful observations. Based on survey results, the Investment Corporation will work to clarify and improve outstanding issues.

Through this vital feedback channel, the Investment Corporation will also implement appropriate maintenance and renovation for each property taking into consideration associated costs and benefits. Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values, increase earnings and promote sustained internal growth.

(3) Capital Acquisition

To support the acquisition of additional assets, the Investment Corporation undertook debt financing of ¥20 billion during the third fiscal period comprising ¥18 billion of long-term debt and ¥2 billion of short-term debt. As a result, the balance of debt financing as of October 31, 2006 stood at ¥62 billion comprising ¥48.5 billion of long-term debt and ¥13.5 billion of short-term debt. Of this amount, ¥37.3 billion of long-term debt as of October 31, 2006 was procured on a floating rate basis. In order to minimize the risk of future increase in interest rate, the Investment Corporation has entered into interest-rate swap agreements, effectively fixing applicable interest rates.

Since its public listing through to the end of the third fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment period by placing added emphasis on long-term debt.

Note: Short-term debt is repayable within 1 year. Long-term debt is repayable over terms exceeding 1 year.

(4) Operating Results and Cash Distribution

As a result of the aforementioned management performance, the Investment Corporation reported operating revenues of ¥5,288 million for its third fiscal period. Operating income was ¥2,565 million, ordinary income ¥2,125 million and net income ¥2,124 million.

In accordance with Article 67.15 of the Special Taxation Measures Law, the Investment Corporation distributes the total amount of its unappropriated retained earnings for each period. Cash distribution for the third fiscal period was ¥13,529 per unit.

3. Movements in Investment Units Issued and Outstanding

Movements in unitholders' capital and the number of investment units issued and outstanding during the first, second and third fiscal periods are summarized in the following table. (Note 4)

Settlement Date	Particulars	Investment Units Issued and Outstanding (Units)		Unitholders' Capital (Millions of Yen)		Remarks
		Increase (Decrease)	Balance	Increase (Decrease)	Balance	
May 6, 2005	Private placement	400	400	200	200	(Note 1)
July 20, 2005	Public offering	75,000	75,400	41,868	42,068	(Note 2)
August 16, 2005	Third-party allocation	3,970	79,370	2,216	44,285	(Note 3)
May 1, 2006	Public offering	73,660	153,030	42,171	86,456	(Note 4)
May 26, 2006	Third-party allocation	3,970	157,000	2,272	88,729	(Note 5)

Notes:

1. The Investment Corporation was established with an offer price of ¥500,000 per unit.
2. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥580,000 per unit with an underwritten price of ¥558,250 per unit.
3. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥558,250 per unit.
4. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥593,096 per unit with an issue price of ¥572,519 per unit.
5. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥572,519 per unit.

Trends of investment unit certificate price on the Tokyo Stock Exchange

High and low trading prices for the Investment Corporation's investment units during the first and second fiscal period as traded on the REIT market of the Tokyo Stock Exchange were as follows:

Period	First Fiscal Period	Second Fiscal Period	Third Fiscal Period
End of Fiscal Period	October 31, 2005	April 30, 2006	October 31, 2006
High Price	¥618,000	¥670,000	¥636,000
Low Price	¥573,000	¥574,000	¥564,000

4. Distributions

Distribution in the second fiscal period was ¥13,884 per unit. The Investment Corporation applies the favorable tax treatment (Article 67.15 of the Special Taxation Measures Law) allowing investment corporations to deduct the amount of distributed earnings from corporate income taxes as expenses. Accordingly, the Investment Corporation distributes nearly 100% of period-end disposable earnings.

Fiscal Period	First Fiscal Period	Second Fiscal Period	Third Fiscal Period
Duration of Period	May 6, 2005 to October 31, 2005	November 1, 2005 to April 30, 2006	May 1, 2006 to October 31, 2006
Unappropriated Retained Earnings	¥242,251 thousands	¥1,102,013 thousands	¥2,124,112 thousands
Retained Earnings for the next fiscal period	¥14 thousands	¥40 thousands	¥59 thousands
Cash Distributions (Distribution per unit)	¥242,237 thousands (¥3,052)	¥1,101,973 thousands (¥13,884)	¥2,124,053 thousands (¥13,529)
Earnings Distributed Earnings distributed per unit	¥242,237 thousands (¥3,052)	¥1,101,937 thousands (¥13,884)	¥2,124,053 thousands (¥13,529)
(Payments for capital participations) (Payments for capital participations per unit)	– (–)	– (–)	– (–)

5. Future Management Policies and Pending Issues

(1) Investment Environment

Looking ahead, the Japanese economy is forecasted to continue its path toward full-fledged recovery on the back of domestic private-sector demand. Favorable conditions are attributed to a robust corporate sector and the positive flow-on effects to the household sector. Buoyed by improvements in employment conditions resulting in an upswing in household disposable incomes, personal consumption is expected to increase. Signs are strong for capital expenditure growth, bolstered by an improvement in corporate earnings. Driven by the aforementioned gains in employment conditions and household disposable incomes, the construction of residential properties is also expected to bottom out with signs of upward movement.

Against this economic backdrop, positive signs are emerging in the domestic real estate market. Posted land prices for March 2006, and a land survey conducted by prefecture and local governments for September 2006, confirmed land price appreciation in the three major cities of Tokyo, Osaka and Nagoya. At the same time, land prices for specific major cities in regional areas are also increasing. On a nationwide basis, land prices are exhibiting increased polarization. Appreciation is restricted to major economic and financial centers of the Tokyo Metropolitan Area (in particular the Central Tokyo), and specific regional areas that exhibit strong potential for population growth (for example, Sapporo in Hokkaido and Fukuoka in Kyushu).

From the perspective of real estate purchase and sales, the acquisition of prime properties is expected to become increasingly competitive. This is attributed to the continued flow of domestic and overseas real estate funds in search of higher returns. With little change anticipated in the foreseeable future, activities in the real estate market are expected to remain robust with positive conditions prevailing throughout.

(2) Management Policies and Pending Issues

a. Existing property management strategy

Rental revenues provide a major source of income for the Investment Corporation. Accordingly, every effort is made to maintain and enhance rent level and occupancy ratios, key components in the Investment Corporation's leasing activities. While taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with the aims of ensuring a timely and flexible response as well as optimal tenant satisfaction.

Based on the aforementioned, the Asset Management Company undertakes property management activities as follows.

- Implement customer satisfaction surveys in an effort to identify tenant needs. Implement appropriate remedial and improvement measures.
- Enhance tenant satisfaction and property competitive advantage through renovation of co-owned areas as well as upgrades and renewal for the facility.
- Promote new tenant leasing activities together with existing tenant renewal negotiations based on movements in real estate leasing markets and tenant needs in an effort to capitalize on "trends" and "timing".
- Strengthen leasing activities through efforts to improve ties with leasing intermediary companies.
- Review property management contents and standards.

b. New property investment strategy

The Investment Corporation will continue to invest mainly in mid-sized office buildings located in the Tokyo Metropolitan Area and make no new investment in residential properties for a certain period of time. Also, the Investment Corporation will invest in central urban-type retail properties located in highly flourishing districts as an alternative to investment in office buildings. To facilitate the implementation of the aforementioned investment policy, the Investment Corporation will leverage the "Multi-Pipeline" provided by the support line of the Kenedix Group, which is comprised of both Kenedix, Inc., Kenedix Advisors Co., Ltd. and other related companies, in addition to the original network of the Asset Management Company.

Through this support-line, the Asset Management Company is positioned to secure real estate information related to properties, for which the Kenedix Group acts as intermediary (excluding the original network of the Asset Management Company), as well as pension funds, private placement funds and development properties. Based on this information and depending on its source, the Investment Corporation is able to consider acquisition either on a priority basis or at the same time as all other third parties. Against the backdrop of a competitive market, the role of this support-line is increasingly significant in the Asset Management Company's acquisition of quality properties.

Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property sourced from the original network of the Asset Management Company on those occasions when the Investment Corporation is not itself in the immediate position to acquire the property, or for timing reasons the property fails to completely comply with the Investment Corporation's investment criteria. In the case of the warehousing function, the Investment Corporation maintains "first priority" arrangements to acquire the property once initial obstacles have been cleared.

(3) Financial Strategy

The Investment Corporation will continue to pursue debt financing on an unsecured and unguaranteed basis and as well as make arrangements to ensure fixed interest rate debt in line with interest rate trends and other considerations.

In addition, the Investment Corporation will seek to diversify its debt repayment period to reduce refinancing risk, maintain long-term debt ratios at or above prudent levels and issue investment corporation bonds with the aim of extending the average repayment period of its liabilities.

The Investment Corporation will maintain the ratio of interest-bearing debt to total assets at a prudent level and implement leveraged management in an effort to ensure stable financial management.

(4) Information Disclosure

Consistent with its basic information disclosure policy, the Investment Corporation proactively engages in IR activities with the aim of promptly providing a wide range of relevant information to investors. In specific terms, the Investment Corporation provides information through the Timely Disclosure Network System (TDnet), which is a system operated by the Tokyo Stock Exchange, as well as press releases and its Web site (URL: http://www.kdx-reit.com).

6. Important Subsequent Events

There were no important events following account settlement of the third fiscal period.

(Reference)

1. Acquisition of Property

The Investment Corporation has acquired the following property on December 1, 2006.

Property Name		KDX Nishi-Gotanda Building (Note)
Type of Acquisition		Real estate
Location (Address)		7-20-9 Nishi-gotanda Shinagawa-ku, Tokyo
Usage		Office, Parking
Type of Structure		Flat-roofed steel-reinforced concrete structure; one underground and eight above-ground floors
Site Area	Land	684.41 m²
	Building	5,192.87 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		November 20, 1992
Construction Company		Kabushikigaisha Fujiko
Probable Maximum Loss		8.23% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥4,200,000,000

Note: The current name of the KDX Nishi-Gotanda Building is the "FSD Building." Plans are in place to change the name of the "FSD Building" to the "KDX Nishi-Gotanda Building" on April 1, 2007.

2. Debt Financing

The Investment Corporation has executed the following debt financing on December 1, 2006.

・Series 13-A

Lender : Sumitomo Mitsui Banking Corporation
Amount : ¥1,500 million
Interest Rate : 0.75182% floating rate of interest (Note)
Repayment Date : November 30, 2007
Collateral : Unsecured, unguaranteed

Note: The interest rate covers the period commencing December 1, 2006 through February 28, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.25%.

・Series 13-B

Lender : The Norinchukin Bank
Amount : ¥2,500 million
Interest Rate : 1.00182% floating rate of interest (Note)
Repayment Date : November 30, 2011
Collateral : Unsecured, unguranteed

Note: The interest rate covers the period commencing December 1, 2006 through February 28, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.50%. The Investment Corporation has entered into an interest-rate swap transaction and the interest rate applicable through February 28, 2011 is 1.96375%.

3. Acquiring Credit Rating

As a part of efforts to diversify procurement methods, including the issue of investment corporation bonds, and to extend the average repayment period for its overall debt financing, the Investment Corporation acquired a credit rating of A+ (Outlook : Stable) from Japan Credit Rating Agency, Ltd. on December 11, 2006. The Investment Corporation's investment policies, quality of individual assets, real estate portfolio, the unsecured and unguaranteed nature of debt financing, quality of the Asset Management Company's personnel and the support of the Kenedix Group were appraised by the credit rating agency. This is the second credit rating acquired following the A3 (Outlook: Stable) from Moody's Investors Services, Inc. on February 28, 2006.

<Credit Rating>

Credit Rating Agency	Details of the Rating
Japan Credit Rating Agency, Ltd.	Senior Debts : A+
	Outlook: Stable

4. Review of Portfolio Development Policy

A. Overview

The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio adopting a three-point investment criteria based on property type, area and size for its basic policy. Based upon this basic policy, the Investment Corporation has conducted a review of its portfolio development policies in order to shift to investments in office buildings, and has made changes to the management guidelines of the Asset Management Company.

B. The Major Changes in the Management Guidelines

Portfolio Development Policy

After the Change in Management Guidelines	Before the Change in Management Guidelines
Taking into consideration the liquidity and scale of the real estate market, the degree of real estate market information, prudent diversification based on the type of use for each property, diversification of the tenant base, and the management results of the Kenedix Group, the Investment Corporation shall invest mainly in office buildings, and also shall be able to invest in central urban-type retail properties, residential properties, and other properties.	Taking into consideration the liquidity and scale of the real estate market, the degree of real estate market information, prudent diversification based on the type of use for each property, diversification of the tenant base, and the management results of the Kenedix Group, the Investment Corporation shall invest primarily in office buildings, residential properties, retail properties and other properties.
"Central Urban-Type Retail Properties" refers to retail properties located in highly flourishing districts with high potential for attracting alternative tenants.	"Retail Properties" refers to mainly central urban-type retail properties located in highly flourishing districts

C. Details of the Changes

The Investment Corporation adheres to a basic policy that adopts a dynamic and flexible investment stance, which accurately reflects its environment and market trends, endeavors to ensure a timely response to each and every opportunity, and strives to develop a diversified investment portfolio with a three-point investment criteria based on property type, area and size. Working from this policy, as of December 11, 2006, the Investment Corporation owned a portfolio of 65 properties with a total acquisition price of approximately ¥150 billion, demonstrating its success in diversifying properties.

The Investment Corporation has previously emphasized investment in mid-sized office buildings located in the Tokyo Metropolitan Area. However, to respond to recent conditions in the office leasing market (increased rent levels, improvement of occupancy ratios, etc.), the Investment Corporation has decided to invest mainly in office buildings and to

make no new investment in residential properties for a certain period. The Investment Corporation previously invested in central urban-type retail properties located in highly flourishing districts as an alternative to investment in office buildings. To make this situation evident, the Investment Corporation has decided to refer to these past investments as "Central Urban-Type Retail Properties," rather than simply as "Retail Properties."

D. Investment Portfolio Target

After the Change in Management Guidelines

Investment Portfolio Target			Investment Ratio Target
A・Type of Use	Office Buildings	Office buildings for leasing purposes as their principal use	50-100%
	Residential Properties	Residential properties for leasing purposes as their principal use	0-30%
	Central Urban-Type Retail Properties	Retail properties located in highly flourishing districts	0-20%
	Other	Amusement parks, business hotels, parking, educational, medical and health care-related facilities, low-lying leasehold land and other	0% for now
B・Area	Tokyo Metropolitan Area	Major cities in Tokyo, Kanagawa, Saitama and Chiba prefectures	More than 70%
	Other Regional Areas	Primarily government-designated cities in Other Regional Areas	Less than 30%
C・Size	Minimum Investment	Office Buildings, Central Urban-Type Retail Properties, Other	More than 1.0 billion yen per investment
		Residential Properties	More than 0.5 billion yen per investment
	Maximum Investment	Investment in a single property shall not exceed 30% of the total investment portfolio after acquisition	

Before the Change of Management Guidelines

Investment Portfolio Target			Investment Ratio Target
A・Type of Use	Office Buildings	Office buildings for leasing purposes as their principal use	More than 50%
	Residential Properties	Residential properties for leasing purposes as their principal use	More than 20%
	Retail Properties	Mainly central urban-type retail properties located in highly flourishing districts	Less than 30%
	Other	Amusement parks, business hotels, parking, educational, medical and health care-related facilities, low-lying leasehold land and other	
B・Area	Tokyo Metropolitan Area	Major cities in Tokyo, Kanagawa, Saitama and Chiba prefectures	More than 70%
	Other Regional Areas	Primarily government-designated cities in Other Regional Areas	Less than 30%
C・Size	Minimum Investment	Office Buildings, Retail Properties, Other	More than 1.0 billion yen per investment
		Residential Properties	More than 0.5 billion yen per investment
	Maximum Investment	Investment in a single property shall not exceed 30% of the total investment portfolio after acquisition	

※Investment Ratio= The subtotal of investment in each asset classification / Total acquisition price of the investment portfolio

※Acquisition Price=The price only refers to the purchase price of real estate or trust beneficiary interest, and excludes the taxes and acquisition expenses.

Overview of the Investment Corporation

1. Total Capitalization

	First Fiscal Period As of October 31, 2005	Second Fiscal Period As of April 30, 2006	Third Fiscal Period As of October 31, 2006
Total number of authorized investment units	2,000,000 units	2,000,000 units	2,000,000 units
Total number of investment units issued and outstanding	79,370 units	79,370 units	157,000 units
Total capitalization	¥44,285 million	¥44,285 million	¥88,729 million
Numbers of unitholders	7,135	5,070	7,239

2. The main investors of the Investment Corporation as of October 31, 2006 are as follows.

Name	Address	Number of Investment Units owned	Ratio (%)
Japan Trustee Services Bank, Ltd. (trust account)	1-8-11, Harumi, Chuo-ku, Tokyo	13,675	8.71
NikkoCiti Trust and Banking Co. (investment trust account)	2-3-14, Higashi-Shinagawa, Shinagawa-ku, Tokyo	12,055	7.67
Goldman Sachs International	6-10-1, Roppongi, Minato-ku, Tokyo	8,945	5.69
Trust & Custody Services Bank, Ltd. (securities investment trust account)	1-8-12, Harumi, Chuo-ku, Tokyo	8,145	5.18
Kenedix, Inc.	2-2-9, Shimbashi, Minato-ku, Tokyo	7,850	5.00
The Master Trust Bank of Japan, Ltd. (trust account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo	7,029	4.47
State Street Bank and Trust Company	6-7, Kabutocho, Nihonbashi Chuo-ku, Tokyo	4,018	2.55
Resona Bank, Ltd.	2-2-1, Bingo-machi, Chuo-ku, Osaka	3,260	2.07
The Joyo Bank, Ltd.	2-11-13, Hamamatsucho, Minato-ku, Tokyo	3,183	2.02
Sumitomo Mitsui Banking Corporation	1-1-2, Yurakucho, Chiyoda-ku, Tokyo	2,542	1.61
	Total	70,702	45.03

Note: Figures for ratio of investment units owned have been rounded down to the second decimal place.

3. Executive Director and Supervisory Directors

Executive Director and Supervisory Directors of the Investment Corporation as of October 31, 2006 were as follows.

Title	Name	Concurrent Office	Directors' Salaries for the 3rd Fiscal Period
Executive Director	Taisuke Miyajima	CEO and President of Kenedix REIT Management, Inc.	¥2,100 thousands
Supervisory Directors	Kimio Kodama	Attorney-at-law, Hanzomon Sogo Law Office	¥1,800 thousands
	Shiro Toba	Representative Director, Minori Accounting Co., Ltd.; Certified Public Accountant, Toba CPA Office	¥1,500 thousands
Accounting Auditor	Ernst & Young ShinNihon	-	¥32,400 thousands

Notes:

1. The Executive Director holds 20 units in the Investment Corporation personally as of October 31, 2006.
2. In addition to details provided in the table above, Supervisory Directors may hold directorships in other companies. All companies in which Supervisory Directors hold a concurrent position do not constitute interested parties in relation to the Investment Corporation.
3. Of the total compensation paid to the accounting auditor, ¥250 million was earmarked for non-auditing-related work.

4. Asset Management Company, Asset Custodian and General Operations Agents

(As of October 31, 2006)

Role	Name
Asset Management Company	Kenedix REIT Management, Inc.
Asset Custodian	Mizuho Trust & Banking Co., Ltd.
Operating Agent (Transfer Agent)	The Chuo Mitsui Trust & Banking Co., Ltd.
Operating Agent (Administrative Agent)	Mizuho Trust & Banking Co., Ltd.
Operating Agent (Administrative Agent for Directors' Meeting)	Kenedix REIT Management, Inc.

Portfolio Profile

1. Composition of Portfolio Assets

Type of Specified Asset	Type	Area	Second Fiscal Period (As of April 30, 2006)		Third Fiscal Period (As of October 31, 2006)	
			Total Amount Held (¥mn)	Percentage of Total Portfolio (%)	Total Amount Held (¥mn)	Percentage of Total Portfolio (%)
Real Estate	Office	Tokyo Metropolitan Area	2,338	2.5	3,466	2.2
	Retail		55	0.1	52	0.0
Total for Real Estate			2,393	2.6	3,519	2.2
Trust Beneficiary Interest in Real Estate	Office	Tokyo Metropolitan Area	39,679	43.1	73,733	46.0
		Other Regional Areas	7,126	7.7	10,225	6.4
	Total for Offices		46,806	50.8	83,958	52.4
	Residential	Tokyo Metropolitan Area	18,707	20.3	35,858	22.4
		Other Regional Areas	2,826	3.1	10,039	6.3
	Total for Residential		21,534	23.4	45,898	28.6
	Retail	Tokyo Metropolitan Area	12,700	13.8	12,645	7.9
		Other Regional Areas	-	-	3,698	2.3
Total for Retail			12,700	13.8	16,343	10.2
Total of Trust Beneficiary Interests in Real Estate			81,040	88.0	146,200	91.2
Bank Deposits and Other Assets			8,618	9.4	10,594	6.6
Total Assets			92,053	100.0	160,314	100.0

Note: "Total Amount Held" is the amount allocated in the balance sheets at the end of period (figures are on a net book value basis after deducting depreciation)

2. Major Asset Holdings

The top 10 properties on a book value basis held by the Investment Corporation as of October 31, 2006 were as follows:

No.	Property Name	Book Value (¥mn)	Total Leasable Floor Area (m^2)	Total Leased Floor Area (m^2)	Occupancy Ratio (%)	Percent of Leasing Operation Revenues (%)	Type
C-1	Jinnan-zaka Frame	10,061	4,670.87	4,670.87	100.0	5.8	Retail
A-1	Nihonbashi 313 Building	6,251	5,901.12	5,901.12	100.0	4.7	Office
A-13	Belles Modes Building	5,951	3,816.35	3,706.68	97.1	3.1	Office
A-12	Portus Center Building	5,551	11,520.47	11,520.47	100.0	6.3	Office
B-19	Residence Charmante Tsukishima	5,471	7,711.14	7,711.14	100.0	3.3	Residential
A-16	Toshin 24 Building	5,332	6,610.22	6,610.22	100.0	4.1	Office
A-2	Sogo Hirakawacho Building	5,198	4,440.07	4,440.07	100.0	3.6	Office
A-17	Ebisu East 438 Building	4,684	3,079.74	3,079.74	100.0	3.0	Office
A-3	Higashi-Kayabacho Yuraku Building	4,481	4,413.17	4,413.17	100.0	3.5	Office
C-3	ZARA Tenjin Nishi-dori	3,698	1,497.47	1,497.47	100.0	2.1	Retail
Total		56,682	53,667.62	53,557.95	99.8	39.6	—

3. Investment Portfolio

Real estate including trust beneficiary interests in real estate held by the Investment Corporation as of October 31, 2006 was as follows.

Type of Use	Area	Property No.	Property Name	Location	Type of Specified Asset	Leasable Floor Area (m²)	Appraisal Value at the End of Period (Note1) (¥mn)	Book Value (¥mn)
Office	Tokyo Metropolitan Area	A-13	Belles Modes Building	3-3-4 Kojimachi, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	3,816.35	6,150	5,951
		A-1	Nihonbashi 313 Building	3-13-5 Nihonbashi, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	5,901.12	6,910	6,251
		A-16	Toshin 24 Building	2-20-5 Minamisaiwai, Nishi-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	6,610.22	5,470	5,332
		A-2	Sogo Hirakawacho Building	1-4-12 Hirakawacho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	4,447.07	5,410	5,198
		A-17	Ebisu East 438 Building	4-3-8 Ebisu, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	3,079.74	5,040	4,684
		A-3	Higashi-Kayabacho Yuraku Building	1-17-25 Shinkawa, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	4,413.17	5,420	4,481
		A-4	Noir Hatchobori	1-17-25 Shinkawa, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,325.04	3,760	3,658
		A-18	KDX Omori Building	1-6-8 Omori-kita, Ohta-ku, Tokyo	Trust beneficiary interest in real estate	4,949.46	3,630	3,520
		A-19	KDX Hamamatsucho Building	2-7-19 Hamamatsucho, Minato-ku, Tokyo	Trust beneficiary interest in real estate	2,727.68	3,480	3,470
		A-29	KDX Higashi-Shinjuku Building	2-4-10 Kabukicho, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	5,134.70	3,020	2,995
		A-20	Dai-ichi Kayabacho Building	3-4-2 Nihonbashi Kayabacho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,019.94	2,830	2,842
		A-21	NTB・M Building	2-2-9 Shinbashi, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,704.65	2,820	2,713
		A-5	K&Y Building (Southern Plaza)	3-30-4 Honcho, Nakano-ku, Tokyo	Trust beneficiary interest in real estate	4,391.37	2,610	2,523
		A-22	KDX Shin-Yokohama Building	2-3-8 Shinyokohama, Kouhoku-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	4,810.87	2,610	2,557
		A-6	Harajuku F.F. Building	3-38-12 Sendagaya, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	3,068.36	2,820	2,518
		A-27	KDX Kajicho Building	3-5-2 Kanda Kajicho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	2,562.32	2,350	2,370
		A-15	KDX Hamacho Building	2-17-8 Nihonbashi Hamacho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	3,048.54	2,620	2,440
		A-7	FIK Minami Aoyama	5-13-3 Minami Aoyama, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,823.64	3,140	2,312
		A-14	KDX Funabashi Building	7-11-5 Honcho, Funabashi-shi, Chiba	Real Estate	3,883.54	2,310	2,347
		A-8	Kanda Kihara Building	3-5-8 Kanda-Kajicho, Chiyoda-ku, Tokyo	Trust beneficiary interest in real estate	1,945.55	1,960	1,937
		A-23	KDX Yotsuya Building	1-22-5 Yotsuya, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,536.53	2,020	1,970
		A-9	NNK Building	1-1-12 Shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,105.18	1,950	1,656
		A-26	Kiba Ocean Building	5-12-8 Kiba, Koto-ku, Tokyo	Trust beneficiary interest in real estate	2,450.12	1,610	1,641
		A-28	KDX Nogizaka Building	7-2-29 Roppongi, Minato-ku, Tokyo	Real Estate	1,236.39	1,060	1,119
		A-10	Koishikawa Yoshida Building	1-21-14 Koishikawa, Bunkyo-ku, Tokyo	Trust beneficiary interest in real estate	1,594.18	777	704

	Other Regional Areas	A-12	Portus Center Building	4-45-1 Ebisujimacho, Sakai, Osaka	Trust beneficiary interest in real estate	11,520.47	5,620	5,551
		A-24	KDX Minami Semba Dai-1 Building	2-1-10 Minami Semba, Chuo-ku, Osaka, Osaka	Trust beneficiary interest in real estate	3,108.17	1,620	1,610
		A-25	KDX Minami Semba Dai-2 Building	2-11-26 Minami Semba, Chuo-ku, Osaka, Osaka	Trust beneficiary interest in real estate	2,699.27	1,620	1,578
		A-11	Hakata-Ekimae Dai-2 Building	2-6-3 Hakata-Eki Higashi, Hakata-ku, Fukuoka, Fukuoka	Trust beneficiary interest in real estate	3,691.63	1,520	1,485
	Total of 29 Office Buildings					105,605.27	92,157	87,424
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	3-26-8 Tsukishima, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	7,711.14	5,430	5,471
		B-20	Regalo Ochanomizu I&II	2-3-19 Hongo, Bunkyo-ku, Tokyo (I) 2-3-18 Hongo, Bunkyo-ku, Tokyo (II)	Trust beneficiary interest in real estate	4,280.92	3,670	3,693
		B-1	Storia Sirokane	4-7-8 Shiroganedai, Minato-ku, Tokyo	Trust beneficiary interest in real estate	3,617.32	3,360	3,202
		B-2	Tre di Casa Minami Aoyama	3-4-8 Minami Aoyama, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,680.79	2,610	2,498
		B-21	Regalo Shiba-Kouen	3-4-16 Shiba, Minato-ku, Tokyo	Trust beneficiary interest in real estate	2,507.52	2,280	2,307
		B-3	Court Mejiro	4-19-25 Shimo-Ochiai, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	2,046.79	1,120	1,280
		B-4	Apartments Motoazabu	2-1-19 Motoazabu, Minato-ku, Tokyo	Trust beneficiary interest in real estate	1,350.74	1,260	1,239
		B-5	Apartments Wakamatsu-Kawada	9-4 Yochomachi, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,607.43	1,210	1,208
		B-22	Chigasaki Socie Ni-bankan	2-1-38 Chigasaki, Chigasaki-shi, Kanagawa	Trust beneficiary interest in real estate	3,544.18	1,160	1,250
		B-6	Court Nihonbashi-Hakozaki	38-1 Nihonbashi Hakozakicho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	1,537.38	1,190	1,159
		B-23	Court Nishi-Shinjuku	7-18-15 Nishi-shinjuku, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	1,345.92	1,160	1,160
		B-7	Side Denenchofu	40-14 Denenchofu Honcho, Ota-ku, Tokyo	Trust beneficiary interest in real estate	2,359.44	1,100	1,159
		B-34	Gradito Kawaguchi	3-3-7 Sakaecho, Kawaguchi-shi, Saitama	Trust beneficiary interest in real estate	1,619.34	1,050	1,103
		B-8	S-court Yokohama-Kannai	3-5-9 Bandaicho, Naka-ku, Yokohama, Kanagawa	Trust beneficiary interest in real estate	1,602.28	984	969
		B-24	Regalo Komazawa-Kouen	5-21-6 Komazawa, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	1,020.28	943	937
		B-9	Court Motoasakusa	4-8-10 Motoasakusa, Taito-ku	Trust beneficiary interest in real estate	1,314.91	909	908
		B-25	Court Shin-Okachimachi	1-10-6 Motoasakusa, Taito-ku	Trust beneficiary interest in real estate	1,377.87	888	911
		B-11	Bloom Omotesando	5-39-7 Jingumae, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	705.30	947	896
		B-13	Human Heim Okachimachi	2-28-4 Taito, Taito-ku, Tokyo	Trust beneficiary interest in real estate	1,329.79	873	854
		B-26	Primo Regalo Kagurazaka	8-10 Tsukijicho, Shinjuku-ku, Tokyo	Trust beneficiary interest in real estate	890.93	770	790
		B-14	Court Shinbashi	5-33-7 Shinbashi, Minato-ku, Tokyo	Trust beneficiary interest in real estate	939.60	800	765
		B-27	Primo Regalo Youga	5-34-21 Seta, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	1,012.80	735	751
		B-15	Court Suitengu	2-11-4 Nihobashi-Kakigaracho, Chuo-ku, Tokyo	Trust beneficiary interest in real estate	933.03	671	679
		B-28	Court Shimouma	1-21-8 Shimouma, Setagaya-ku, Tokyo	Trust beneficiary interest in real estate	829.05	644	659

	Other Regional Areas	B-29	Ashiya Royal Homes	20-10 Oharacho, Ashiya-shi, Hyogo	Trust beneficiary interest in real estate	3,999.01	2,440	2,387
		B-18	Venus Hibarigaoka	①2-24-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido ②2-25-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido ③2-26-1 Atsubetsuminami, Atsubetsu-ku, Sapporo-shi, Hokkaido	Trust beneficiary interest in real estate	12,829.64	1,710	1,972
		B-30	Regalo Ibaraki I&II	9-11 Takebashi, Ibaraki-shi, Osaka (I) 9-11 Takebashi, Ibaraki-shi, Osaka (II)	Trust beneficiary interest in real estate	4,701.87	1,670	1,651
		B-31	Collection Higashi-Sakura	1-5-10 Higashi-Sakura, Higashi-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	2,655.31	1,253	1,356
		B-32	Renaissance 21 Hirao Jousui-machi	55 Hirao Jousui-machi, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficiary interest in real estate	2,098.68	926	935
		B-33	Montoro Nishikouen Bay Court	3-5-7 Minato, Chuo-ku, Fukuoka-shi, Fukuoka	Trust beneficiary interest in real estate	2,522.16	826	861
		B-16	Abreast Hara	1-520-1 Hara, Tenpaku-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	1,436.33	493	454
		B-17	Abreast Hirabari	4-1601 Hirabari, Tenpaku-ku, Nagoya, Aichi	Trust beneficiary interest in real estate	1,701.68	454	419
	Total of 32 Residential					79,109.33	45,536	45,898
Retail	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	1-18-2 Jinnan, Shibuya-ku, Tokyo	Trust beneficiary interest in real estate	4,670.87	11,400	10,061
		C-2	Yoyogi M Building	1-38-5 Yoyogi, Shibuya-ku, Tokyo	Real estate / Trust beneficiary interest in real estate	1,202.40	2,460	2,636
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	1-12-64 Daimyo, Chuo-ku, Fukuoka-shi, Fukuoka		1,497.47	3,760	3,698
	Total of 3 Retail Properties					7,370.74	17,620	16,396
Total						192,085.34	155,313	149,719

Leasing details for each property within the Investment Corporation's investment portfolio for the third fiscal period are as follows.

Type of Use	Area	Property No.	Property Name	Second Fiscal Period (November 1, 2005 to April 30, 2006)				Third Fiscal Period (May 1, 2006 to October 31, 2006)			
				No. of Tenants at the End of Period (Note 2)	Occupancy Ratio at the End of Period (%)	Total of Rental Revenues during the Period (¥mn)	Ratio of the Total Rental Revenues (%)	No. of Tenants at the End of Period (Note 2)	Occupancy Ratio at the End of Period (%)	Total of Rental Revenues during the Period (¥mn)	Ratio of the Total Rental Revenues (%)
Office	Tokyo Metropolitan Area	A-13	Belles Modes Building	7	80.5	118	4.1	9	97.1	161	3.1
		A-1	Nihonbashi 313 Building	7	100.0	238	8.3	7	100.0	240	4.7
		A-16	Toshin 24 Building	-	-	-	-	14	100.0	209	4.1
		A-2	Sogo Hirakawacho Building	21	100.0	186	6.5	21	100.0	186	3.6
		A-17	Ebisu East 438 Building	-	-	-	-	7	100.0	151	3.0
		A-3	Higashi-Kayabacho Yuraku Building	6	100.0	167	5.8	6	100.0	180	3.5
		A-4	Noir Hatchobori	6	100.0	128	4.5	6	100.0	137	2.7
		A-18	KDX Omori Building	-	-	-	-	12	100.0	153	3.0
		A-19	KDX Hamamatsucho Building	-	-	-	-	7	100.0	100	2.0
		A-29	KDX Higashi-Shinjuku Building	-	-	-	-	9	100.0	39	0.8
		A-20	Dai-ichi Kayabacho Building	-	-	-	-	6	100.0	96	1.9
		A-21	NTB·M Building	-	-	-	-	5	100.0	89	1.7
		A-5	K&Y Building (Southern Plaza)	24	98.8	103	3.6	23	97.0	105	2.1
		A-22	KDX Shin-Yokohama Building	-	-	-	-	20	99.6	115	2.3

		A-6	Harajuku F.F. Building	3	100.0	115	4.0	3	100.0	116	2.3
		A-27	KDX Kajicho Building	-	-	-	-	20	99.6	115	2.3
		A-15	KDX Hamacho Building	5	87.3	22	0.8	6	65.3	85	1.7
		A-7	FIK Minami Aoyama	5	100.0	83	2.9	5	100.0	98	1.9
		A-14	KDX Funabashi Building	17	91.9	33	1.2	17	97.9	102	2.0
		A-8	Kanda Kihara Building	9	100.0	68	2.4	9	100.0	70	1.4
		A-23	KDX Yotsuya Building	-	-	-	-	3	100.0	94	1.8
		A-9	NNK Building	1	100.0	71	2.5	1	100.0	71	1.4
		A-26	Kiba Ocean Building	-	-	-	-	5	69.1	28	0.6
		A-28	KDX Nogizaka Building	-	-	-	-	5	100.0	22	0.4
		A-10	Koishikawa Yoshida Building	5	100.0	36	1.3	5	100.0	36	0.7
	Other Regional Areas	A-12	Portus Center Building	35	100.0	318	11.1	35	100.0	322	6.3
		A-24	KDX Minami Semba-1Building	-	-	-	-	9	100.0	67	1.3
		A-25	KDX Minami Semba-2Building	-	-	-	-	21	90.0	57	1.1
		A-11	Hakata-Ekimae Dai-2 Building	38	96.7	80	2.8	40	99.2	84	1.7
	Total of 29 Office Buildings			189	97.3	1,772	61.7	322	97.7	3,276	63.8
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	-	-	-	-	-	100.0	170	3.3
		B-20	Regalo Ochanomizu I&II	-	-	-	-	129	93.8	79	1.6
		B-1	Storia Sirokane	42	92.5	103	3.6	43	92.9	103	2.0
		B-2	Tre di Casa Minami Aoyama	20	100.0	74	2.6	20	100.0	73	1.4
		B-21	Regalo Shiba-Kouen	-	-	-	-	62	100.0	52	1.0
		B-3	Court Mejiro	16	85.1	44	1.6	19	100.0	42	0.8
		B-4	Apartments Motoazabu	21	97.1	39	1.4	21	94.6	39	0.8
		B-5	Apartments Wakamatsu-Kawada	31	97.8	39	1.4	31	96.3	37	0.7
		B-22	Chigasaki Socie Ni-bankan	-	-	-	-	46	91.3	43	0.8
		B-6	Court Nihonbashi-Hakozaki	53	94.3	41	1.5	55	97.2	38	0.7
		B-23	Court Nishi-Shinjuku	-	-	-	-	49	93.0	34	0.7
		B-7	Side Denenchofu	29	94.4	37	1.3	31	97.2	37	0.7
		B-34	Gradito Kawaguchi	-	-	-	-	2	100.0	21	0.4
		B-8	S-court Yokohama-Kannai II	70	100.0	36	1.3	70	100.0	37	0.7
		B-24	Regalo Komazawa-Kouen	-	-	-	-	32	100.0	27	0.5
		B-9	Court Motoasakusa	37	82.3	31	1.1	44	100.0	29	0.6
		B-10	Storia Todoroki	29	100.0	28	1.0	-	-	1	0.0
		B-25	Court Shin-Okachimachi	-	-	-	-	41	100.0	28	0.5
		B-11	Bloom Omotesando	5	85.2	26	0.9	6	100.0	27	0.5
		B-12	Clair Court Rokakouen	29	100.0	30	1.1	-	-	1	0.0
		B-13	Human Heim Okachimachi	9	100.0	29	1.0	9	100.0	29	0.6
		B-26	Primo Regalo Kagurazaka	-	-	-	-	30	96.0	22	0.4
		B-14	Court Shinbashi	3	95.2	26	0.9	5	100.0	26	0.5
		B-27	Primo Regalo Youga	-	-	-	-	19	100.0	22	0.4
		B-15	Court Suitengu	35	94.9	22	0.8	32	90.0	21	0.4
		B-28	Court Shimouma	-	-	-	-	29	100.0	19	0.4
	Other Regional Areas	B-29	Ashiya Royal Homes	-	-	-	-	14	80.3	75	1.5
		B-18	Venus Hibarigaoka	56	82.7	49	1.7	63	84.6	78	1.5
		B-30	Regalo Ibaraki I&II	-	-	-	-	39	67.1	32	0.6
		B-31	Collection Higashi-Sakura	-	-	-	-	61	94.0	21	0.4
		B32	Renaissance 21 Hirao Jousui-machi	-	-	-	-	20	91.9	34	0.7
		B-33	Montore Nishikouen Bay Court	-	-	-	-	30	84.1	28	0.5
		B-16	Abreast Hara	37	100.0	22	0.8	38	100.0	22	0.4
		B-17	Abreast Hirabari	29	97.5	20	0.7	26	90.8	19	0.4
	Total of 32 Residential Properties			551	91.1	705	24.6	1,116	91.8	1,381	27.0
Retail	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	11	100.0	331	11.6	11	100.0	297	5.8

Other Regional Areas	C-2	Yoyogi M Building	9	87.1	61	2.1	10	100.0	64	1.3
	C-3	ZARA Tenjin Nishi-dori	-	-	-	-	1	100.0	108	2.1
Total of 3 Retail			20	97.4	393	13.7	22	100.0	470	9.2
Total			760	94.9	2,871	100.0	1,460	95.3	5,131	100.0

Notes:

1. Appraisal values at the end of period are based on appraisal methods outlined in the Investment Corporation's Articles of Incorporation and standards formulated by the Investment Trusts Association, Japan. Appraisal values are adopted from reports prepared by the Japan Real Estate Institute, Tanizawa Sogo Appraisal Co., Ltd., Daiwa Real Estate Appraisal Co., Ltd., Chuo Real Estate Appraisal Co., Ltd. and real estate appraisers of Nippon Tochi-Tatemono Limited.
2. The number of tenants refers to the number of end-tenants for each property. Subtotal and total figures have been adjusted for duplication in the case of multiple buildings in a single property.

4. Contract Amounts and Market Values of Specific Transactions

The following summarizes the notional amounts and the estimated fair value of the interested-related positions outstanding at October 31, 2006:

Classification	Type	Notional Amount (Millions of Yen)		Fair Value (Millions of Yen) (Note 2)
		(Note 1)	More than One Year (Note 1)	
Non-market transactions	Interest-rate swap : Fixed rate payable and floating rate receivable	37,300	37,300	131
Total		37,300	37,300	131

Notes:

1. Contract amounts for interest-rate swap agreements are based upon assumed principal.
2. Values are calculated based upon actual market interest rates by parties with whom contracts are reached.

5. Other Assets

The Investment Corporation mainly invests in trust beneficiary interests in real estate as detailed previously in "3. Investment Portfolio." As of October 31, 2006, the Investment Corporation has not invested in specified assets other than those identified in the table.

Capital Expenditure

1. Planned capital expenditures

Major capital expenditure plans for renovation of properties in which the Investment Corporation holds a trust beneficiary interest for the fourth fiscal period (November 1, 2006 to April 30, 2007) are as follows. Planned capital expenditure includes portions classified into expenses for accounting purposes.

Property Name (Location)	Purpose	Schedule	Planned Amount of Capital Expenditure (Millions of Yen)		
			Total	Paid in the Fiscal Period Under Review	Total Amount Previously Paid
Nihonbashi 313 Building (Chuo-ku, Tokyo)	Plumbing equipment work, interior facilities work, other	November 2006 to April 2006	161	12	12
Jinnan-zaka Frame (Shibuya-ku, Tokyo)	Fully renewal work, other	As above	127	4	4
KDX Funabashi Building (Funabashi-shi, Chiba)	Upgrade of air conditioning system, other	As above	87	1	1
Ashiya Royal Homes (Ashiya-shi, Hyogo)	Upgrade of indoor facilities and parking facilities, other	As above	63	–	–
Higashi-Kayabacho Yuraku Building (Chuo-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	47	–	–

2. Capital Expenditures During the Fiscal Period Under Review

The Investment Corporation undertook the following major capital expenditures as follows. In the fiscal period under review, the Investment Corporation completed work across its entire portfolio totaling ¥655 million. This total comprised of ¥718 million in capital expenditures and ¥62 million for repairs, maintenance and renovation expenses.

Property Name (Location)	Purpose	Schedule	Amount of Capital Expenditures (¥mn)
KDX Hamacho Building (Chuo-ku, Tokyo)	Conversion of leasable areas, renewal work for interior facilities of co-owned areas, other	May 2006 to October 2006	81
Chigasaki Socie Ni-bankan (Chigasaki-shi, Kanagawa)	Large-scale renovation, other	As above	57
Venus Hibarigaoka (Sapporo, Hokkaido)	Renewal work for interphone system, building exterior works, other	As above	52
Others			464
Portfolio Total			655

3. Long-Term Repairs, Maintenance and Renovation Plans

The Investment Corporation formulates long-term repairs, maintenance and renovation plans on an individual investment property basis and allocates a portion of its cash flows generated during the period to a reserve for repairs, maintenance and renovation to meet large-scale renovation over the medium- to long-terms. The following amount has been transferred to the reserve from period cash flows.

(Unit : Millions of Yen)

Fiscal Period	First Fiscal Period	Second Fiscal Period	Third Fiscal Period
Reserve for the end of the previous period	–	92	165
Reserve for the fiscal period under review	92	130	148
Reversal of reserve for the fiscal period under review	–	57	26
Reserve bring to the next period	92	165	288

Expenses and Liabilities

1. Details for Expenses

(Unit : Thousands of Yen)

Item	Second Fiscal Period	Third Fiscal Period
(a) Asset management fees	150,113	203,841
(b) Custodian fees	10,232	11,705
(c) Administrative service fees	27,544	35,022
(d) Directors' salaries	5,400	5,400
(e) Audit fees	4,000	5,900
(f) Other operating expenses	64,963	64,569
Total	262,253	326,439

Note : In addition to the asset management fees indicated in the above table, a total of ¥46,636 thousand for the second fiscal period and ¥193,157 thousand for the third fiscal period, representing property acquisition management fees, was included in the book values of individual real estate assets.

2. Debt Financing

Debt financing on a financial institution basis as of October 31, 2006 was as follows.

Classification	Lender	Drawdown Date	Balance at the End of Previous Period (¥ mn)	Balance at the End of current Period (¥ mn)	Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Short-Term Loan	Aozora Bank, Ltd.	August 1, 2006	2,000	-	0.434	July 31, 2006	Full on maturity	(Note 2)	Unsecured/ Unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	-					
	Resona Bank, Ltd.		500	-					
	Mitsubishi UFJ Trust and Banking Corporation		500	-					
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 21, 2006	3,000	-	0.471	September 20, 2006			
	Sumitomo Mitsui Banking Corporation		1,000	-					
	Aozora Bank, Ltd.		1,000	-					
	Resona Bank, Ltd.		1,000	-					
	Mitsubishi UFJ Trust and Banking Corporation	November 1, 2006	1,000	-	0.538	October 31, 2006			
	Sumitomo Mitsui Banking Corporation	March 1, 2006	500	500	0.541	February 28, 2007			
	Sumitomo Mitsui Banking Corporation	May 1, 2006	-	1000	0.520	April 30, 2007			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1000					
	Aozora Bank, Ltd.	July 31, 2006	-	2,000	0.670	July 31, 2007			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1,000					
	Resona Bank, Ltd.		-	500					
	Mitsubishi UFJ Trust and Banking Corporation		-	500					
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 20, 2006	-	3,000	0.645	September 20, 2007			
	Aozora Bank, Ltd.		-	2,000					
	Resona Bank, Ltd.		-	1,000					

	Mitsubishi UFJ Trust and Banking Corporation	October 31, 2006	-	1,000	0.701	October 31, 2 007			
	Sub Total		11,500	13,500					
Long-Term Loan	Mitsubishi UFJ Trust and Banking Corporation	August 1, 2006	2,700	2,700	0.869	July 31, 2008	Full on maturity	(Note 2)	Unsecured/ Unguaranteed
	The Norinchukin Bank		2,500	2,500					
	The Chiba Bank, Ltd.		1,200	1,200					
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,000	1,000					
	Sumitomo Mitsui Banking Corporation		1,000	1,000					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		800	800					
	Resona Bank, Ltd.		300	300					
	The Chuo Mitsui Trust and Banking Co., Ltd.		3,750	3,750	1.288	July 31, 2010			
	Sumitomo Mitsui Banking Corporation		3,750	3,750					
	Mitsubishi UFJ Trust and Banking Corporation		1,500	1,500					
	Resona Bank, Ltd.		500	500					
	Sumitomo Mitsui Banking Corporation	November 1, 2006	1,500	1,500	0.769	October 31, 2007			
	The Norinchukin Bank		3,000	3,000	1.090	October 31, 2008			
	Resona Bank, Ltd.		500	500					
	Aozora Bank, Ltd.	December 8, 2006	1,500	1,500	1.098	December 7, 2008			
	Resona Bank, Ltd.		500	500					
	The Chiba Bank, Ltd.	March 1, 2006	800	800	1.449	February 28, 2009			
	Aozora Bank, Ltd.		500	500					
	Mitsui Sumitomo Insurance Co., Ltd.		700	700					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 16, 2006	2,500	2,500	1.476	March 16, 2009			
	Aozora Bank, Ltd.	May 1, 2006	-	2,000	1.629	April 30, 2009			
	The Chuo Mitsui Trust and Banking Co., Ltd.		-	1,500					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1,000					
	Mitsubishi UFJ Trust and Banking Corporation		-	1,000					
	Resona Bank, Ltd.		-	1,000					
	Aozora Bank, Ltd.		-	1,500	2.199	April 30, 2011			
	Mitsui Sumitomo Insurance Co., Ltd.		-	1,000					
	Development Bank of Japan		-	5,000	2.731	April 30, 2016			
	Mitsubishi UFJ Trust and Banking Corporation	July 14, 2006	-	1,000	2.149	July 13, 2011			

	Development Bank of Japan	September 1, 2006	-	3,000	2.124	August 31, 2013			
	Sub Total		30,500	48,500					
	Total		42,000	62,000					

Notes:

1. The average interest rate is the weighted-average interest rate for the fiscal period. The Investment Corporation entered into interest-rate swap transactions with the aim of minimizing the risk of future increase in interest rates. The effect of interest-rate swap transactions has been incorporated into calculations for the weighted-average interest rate.
2. Funds procured through debt financing were used to acquire trust beneficiary interests in real estate.

3. Investment Corporation Bonds

The Investment Corporation had not issued investment corporation bonds as of October 31, 2006.

Purchase and Sales during the Fiscal Period Under Review

1. Status of Real Estate and Securities Backed by Real Estate Purchase and Sales

Type	Area	No.	Property Name	Purchase		Sales			
				Date of Acquisition	Acquisition Price (¥mn)	Date of Sales	Sales Price (¥mn)	Book Value (¥mn)	Capital Gain (Loss) (¥mn)
Office	Tokyo Metropolitan Area	A-16	Toshin 24 Building	May 1, 2006	5,300	-	-	-	-
		A-17	Ebisu East 438 Building	May 1, 2006	4,640	-	-	-	-
		A-18	KDX Omori Building	May 1, 2006	3,500	-	-	-	-
		A-19	KDX Hamamatsucho Building	May 1, 2006	3,460	-	-	-	-
		A-29	KDX Higashi-Shinjuku Building	September 1, 2006	2,950	-	-	-	-
		A-20	Dai-ichi Kayabacho Building	May 1, 2006	2,780	-	-	-	-
		A-21	NTB・M Building	May 1, 2006	2,690	-	-	-	-
		A-22	KDX Shin-Yokohama Building	May 1, 2006	2,520	-	-	-	-
		A-27	KDX Kajicho Building	July 3, 2006	2,350	-	-	-	-
		A-23	KDX Yotsuya Building	May 1, 2006	1,950	-	-	-	-
		A-26	Kiba Ocean Building	June 20, 2006	1,580	-	-	-	-
		A-28	KDX Nogizaka Building	July 14, 2006	1,065	-	-	-	-
	Other Regional Areas	A-24	KDX Minami-Semba Dai-1 Building	May 1, 2006	1,610	-	-	-	-
		A-25	KDX Minami-Semba Dai-2 Building	May 1, 2006	1,560	-	-	-	-
	Total of Office				37,955	-	-	-	-
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	May 1, 2006	5,353	-	-	-	-
		B-20	Regalo Ochanomizu I&II	May 1, 2006	3,600	-	-	-	-
		B-21	Regalo Shiba-Kouen	May 1, 2006	2,260	-	-	-	-
		B-22	Chigasaki Socie Ni-bankan	May 1, 2006	1,160	-	-	-	-
		B-23	Court Nishi-Shinjuku	May 1, 2006	1,130	-	-	-	-
		B-34	Gradito Kawaguchi	June 30, 2006	1,038	-	-	-	-
		B-24	Regalo Komazawa-Kouen	May 1, 2006	912	-	-	-	-
		B-25	Court Shin-Okachimachi	May 1, 2006	878	-	-	-	-
		B-26	Primo Regalo Kagurazaka	May 1, 2006	762	-	-	-	-
		B-27	Primo Regalo Youga	May 1, 2006	730	-	-	-	-
		B-28	Court Shimouma	May 1, 2006	638	-	-	-	-
		B-10	Storia Todoroki	-	-	May 10, 2006	1,015	902	72
		B-12	Clair Court Rokakouen	-	-	May 10, 2006	985	861	84
		B-29	Ashiya Royal Homes	May 1, 2006	2,330	-	-	-	-
		B-30	Regalo Ibaraki I&II	May 1, 2006	1,600	-	-	-	-
		B-31	Collection Higashi-Sakura	May 1, 2006	1,264	-	-	-	-
		B-32	Renaissance 21 Hirao Jousui-machi	May 1, 2006	900	-	-	-	-
		B-33	Montore Nishikouen Bay Court	May 1, 2006	826	-	-	-	-
	Total of Residential				25,381	-	2,000	1,763	157
Retail	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	May 1, 2006	3,680	-	-	-	-
	Total of Retail				3,680				
Total					67,016	-	2,000	1,763	157

Note: Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.

2. Status of Other Assets Acquisition and Transfer

Assets other than the aforementioned real estate and securities backed by real estate mainly comprised bank deposits and trust fund bank deposits.

3. Specified Asset Value Survey

1. Real Estate and Other Specified Assets

Type	Area	No.	Property Name	Purchase / Sales	Type of Specified Asset	Acquisition / Sales Date	Acquisition / Sales Price (¥mn)	Specified Asset Survey Value (¥mn)
Office	Tokyo Metropolitan Area	A-16	Toshin 24 Building	Purchase	Trust beneficiary interest in real estate	May 1, 2006	5,300	5,300
		A-17	Ebisu East 438 Building	Purchase	Trust beneficiary interest in real estate	May 1, 2006	4,640	4,640
		A-18	KDX Omori Building	Purchase	Trust beneficiary interest in real estate	May 1, 2006	3,500	3,500
		A-19	KDX Hamamatsucho Building	Purchase	Trust beneficiary interest in real estate	May 1, 2006	3,460	3,430
		A-29	KDX Higashi-Shinjuku Building	Purchase	Trust beneficiary interest in real estate	September 1, 2006	2,950	3,020
		A-20	Dai-ichi Kayabacho Building	Purchase	Trust beneficiary interest in real estate	May 1, 2006	2,780	2,800
		A-21	NTB・M Building	Purchase	Trust beneficiary interest in real estate	May 1, 2006	2,690	2,690
		A-22	KDX Shin-Yokohama Building	Purchase	Trust beneficiary interest in real estate	May 1, 2006	2,520	2,520
		A-27	KDX Kajicho Building	Purchase	Trust beneficiary interest in real estate	July 3, 2006	2,350	2,350
		A-23	KDX Yotsuya Building	Purchase	Trust beneficiary interest in real estate	May 1, 2006	1,950	1,950
		A-26	Kiba Ocean Building	Purchase	Trust beneficiary interest in real estate	June 20, 2006	1,580	1,590
		A-28	KDX Nogizaka Building	Purchase	Real Estate	July 14, 2006	1,065	1,070
	Other Regional Areas	A-24	KDX Minami Semba Dai-1 Building	Purchase	Trust beneficiary interest in real estate	May 1, 2006	1,610	1,590
		A-25	KDX Minami Semba Dai-2 Building	Purchase	Trust beneficiary interest in real estate	May 1, 2006	1,560	1,560
Residential	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	Purchase	Trust beneficiary interest in real estate	May 1, 2006	1,800	1,800
		B-20	Regalo Ochanomizu I&II	Purchase	Trust beneficiary interest in real estate	May 1, 2006	3,600	3,620
		B-21	Regalo Shiba-Kouen	Purchase	Trust beneficiary interest in real estate	May 1, 2006	2,260	2,310
		B-22	Chigasaki Socie Ni-bankan	Purchase	Trust beneficiary interest in real estate	May 1, 2006	1,160	1,140
		B-23	Court Nishi-Shinjuku	Purchase	Trust beneficiary interest in real estate	May 1, 2006	1,130	1,160
		B-34	Gradito Kawaguchi	Purchase	Trust beneficiary interest in real estate	May 1, 2006	1,038	1,050
		B-24	Regalo Komazawa-Kouen	Purchase	Trust beneficiary interest in real estate	May 1, 2006	912	919
		B-25	Court Shin-Okachimachi	Purchase	Trust beneficiary interest in real estate	May 1, 2006	878	864
		B-26	Primo Regalo Kagurazaka	Purchase	Trust beneficiary interest in real estate	May 1, 2006	762	761
		B-27	Primo Regalo Youga	Purchase	Trust beneficiary interest in real estate	May 1, 2006	730	716
		B-28	Court Shimouma	Purchase	Trust beneficiary interest in real estate	May 1, 2006	638	661
		B-10	Storia Todoroki	Sales	Trust beneficiary interest in real estate	May 10, 2006	1,015	850

	B-12	Clair Court Rokakouen	Sales	Trust beneficiary interest in real estate	May 10, 2006	985	817
Other Regional Areas	B-29	Ashiya Royal Homes	Purchase	Trust beneficiary interest in real estate	May 1, 2006	2,330	2,250
	B-30	Regalo Ibaraki I&II	Purchase	Trust beneficiary interest in real estate	May 1, 2006	1,600	1,540
	B-31	Collection Higashi-Sakura	Purchase	Trust beneficiary interest in real estate	May 1, 2006	1,264	1,274
	B-32	Renaissance 21 Hirao Jousui-machi	Purchase	Trust beneficiary interest in real estate	May 1, 2006	900	901
	B-33	Montore Nishikouen Bay Court	Purchase	Trust beneficiary interest in real estate	May 1, 2006	826	836
Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	Purchase	Trust beneficiary interest in real estate	May 1, 2006	3,680	3,870

Notes:

1. The specified asset value survey was prepared by Ernst & Young ShinNihon at the time of asset acquisition based on Audit Committee Report No. 23, "Investigation of Values of Specified Assets Held by Investment Trusts and Investment Corporations," issued by the Japanese Institute of Certified Public Accountants. In addition to the survey value above, the Investment Corporation has received a survey report containing items necessary in the identification of real estate including location, lot number and other information.
2. Acquisition prices are the sales amounts recorded in trust beneficiary interest agreements exclusive of associated costs such as brokerage fees and taxes.

2. Other

The Investment Corporation has commissioned Ernst & Young ShinNihon to conduct price surveys for transactions prescribed under Article 34.4 of the Investment Trust Law, outside those listed in the table "Specified Asset Value Survey."

The relevant transactions between during the period commencing May 1, 2006 through October 31, 2006 comprise four interest-rate swap transactions. The Investment Corporation has received a survey report from Ernst & Young ShinNihon in connection with these transactions.

The commissioned survey addressed all aspects of the relevant interest-rate swap transactions including the name of each counterparty, currency, contracted rate of interest, term and other items

4. Details of Related-Party Transactions

(1) Details

	Purchase and Sales Amounts	
	Amount of Purchase (¥mn)	Amount of Sales (¥mn)
Total	67,016	–
	Amount of Purchase from Related -Parties	Amount of Sale to Related -Parties
	30,816(46.0%)	–
Details of related-party transactions		
Y.K. KDX 2	8,300(12.4%)	–
Y.K. Lump Sum Investment	7,100(10.6%)	–
Y.K. KW Property 10	4,426(6.6%)	–
Y.K. KW Property 5	7,310(10.9%)	–
Y.K. KDX 3	3,680(5.5%)	–

(2) Fees

Classification	Total Fees (A) (Thousands of Yen)	Details of fees and other payments to related parties		Ratio (B/A)%
		Payment Recipient	Amount of Fee (B) (Thousands of Yen)	
Leasing management fees	183,464	Kenedix Advisors Co., Ltd.	183,464	100.0
Management transfer fees	66,200	As above	66,200	100.0
Construction supervision fees	24,537	As above	24,537	100.0

Note: Related parties and main investors are defined under Implementation Ordinance No. 20 of the Investment Trust Law and include companies with whom the Investment Corporation has concluded asset management agreements. Related-party transaction details and commissions paid to Kenedix Advisors, Y.K. KDX2, Y.K. Lump Sum Investment, Y.K. KW Property10, Y.K. KW Property5, and Y.K. KDX3 during the fiscal period under review are listed in the above table.

5. Condition of Transactions with the Consigned Asset Management Company for Additional Services

The Asset Management Company does not provide additional services related to securities, purchase and sale of lots or buildings, or specified joint real estate business, and accordingly there are no such transactions.

Accounting

1. Assets, Liabilities, Unitholders' Equity, Profit and Loss, and Income and Retained Earnings

Please refer to III. Balance Sheets, IV. Statements of Income and V. Statements of Changes in Unitholder's Equity for details relating to assets, liabilities, unitholders' equity, profit and loss, and income and retained earnings.

2. Change in the Method for Calculating Depreciation

Not applicable.

3. Change in the Method for Asset Valuation

Not applicable

Other

1. Notification

There were no major agreements executed and amended during the fiscal period under review and confirmed by the Investment Corporation's Board of Directors.

2. Others

Unless otherwise stated, figures are rounded down and ratios are rounded down.

III. Balance Sheets

	Third Fiscal Period (As of October 31, 2006)			Second Fiscal Period (Reference) (As of April 30, 2006)		
	(Thousands in Yen)		(%)	(Thousands in Yen)		(%)
ASSETS						
I. Current assets						
Cash and bank deposits		4,709,666			4,897,035	
Entrusted deposits		4,779,041			2,946,056	
Rental receivables		83,374			47,703	
Prepaid expenses		47,206			23,925	
Consumption tax refundable		599,486			138,322	
Other current assets		25,093			66,244	
Total current assets		10,243,869	6.4		8,119,288	8.8
II. Fixed assets						
1. Property and equipment, at cost						
Buildings	1,333,654			997,103		
Less-accumulated depreciation	20,195	1,313,459		4,187	992,915	
Structures	55,740			55,740		
Less-accumulated depreciation	2,926	52,813		418	55,321	
Machinery and equipment	1,908			-		
Less-accumulated depreciation	28	1,879		-	-	
Tools, furniture and fixtures	2,862			-		
Less-accumulated depreciation	102	2,760		-	-	
Land		2,148,301			1,345,661	
Buildings held in trust	57,016,778			29,778,113		
Less-accumulated depreciation	1,843,543	55,173,235		824,099	28,954,013	
Structures held in trust	278,132			149,808		
Less-accumulated depreciation	31,043	247,088		17,846	131,961	
Machinery and equipment held in trust	739,752			442,540		
Less-accumulated depreciation	72,460	667,292		32,402	410,137	
Tools, furniture and fixtures held in trust	610,065			600,118		
Less-accumulated depreciation	63,203	546,862		39,398	560,719	
Land held in trust		89,565,928			50,984,005	
Net property and equipment		149,719,621	93.4		83,434,736	90.6
2. Investment and other assets						
Leasehold and security deposits		18,205			17,488	
Long-term prepaid expenses		76,874			43,020	
Derivative assets		131,220			397,786	
Total investment and other assets		226,300	0.1		458,295	0.5
Total fixed assets		149,945,921	93.5		83,893,031	91.1
III Deferred						
Organization costs		35,627			40,717	
Unit issuance costs		88,923				
Total deferred assets		124,550	0.1		40,717	0.1
Total assets		160,314,341	100.0		92,053,037	100.0

	Third Fiscal Period (As of October 31, 2006)			Second Fiscal Period (Reference) (As of April 30, 2006)		
	(Thousands in Yen)		(%)	(Thousands in Yen)		(%)
LIABILITIES						
I. Current liabilities						
Trade payables		289,763			106,410	
Short-term debt		13,500,000			11,500,000	
Current maturities of long term debt		1,500,000			-	
Other payables		117,128			82,546	
Accrued expenses		27,362			15,557	
Accrued income taxes		923			1,015	
Rents received in advance		767,536			529,894	
Deposits received		1,748			4,462	
Total current liabilities		16,204,462	10.1		12,239,887	13.3
II. Long-term liabilities						
Long-term debt		47,000,000			30,500,000	
Leasehold and security deposits received		184,398			131,646	
Leasehold and security deposits received held in trust		5,940,494			3,396,700	
Unrealized gain on derivatives		-			397,786	
Deferred tax liability		51,687			-	
Total long-term liabilities		53,176,581	33.2		34,426,133	37.4
Total liabilities		69,381,044	43.3		46,666,021	50.7
(Net assets)*3						
I. Unitholder's equity						
1. Capital stock		88,729,652			-	
2. Retained earnings						
Retained earnings at end of period		2,124,112			-	
Total unitholder's equity		90,853,764	56.6		-	-
II. Valuation and translation adjustments						
Unrealized gain from deferred hedge		79,532			-	
Total valuation and translation adjustments		79,532	0.1		-	-
Total net assets		90,933,297	56.7		-	-
Total liabilities and assets		160,314,341	100.0		-	-
UNITHOLDERS' EQUITY *3						
I. UNITHOLDERS' CAPITAL						
Unitholders' capital *1		-	-		44,285,002	48.1
II. Retained earnings						
Retained earnings at the end of period		-			1,102,013	
Total retained earnings		-	-		1,102,013	1.2
Total unitholders' equity		-	-		45,387,015	49.3
Total liabilities and unitholders' equity		-	-		92,053,037	100.0

IV. Statements of Income and Retained Earnings

	Third Fiscal Period (May 1, 2006 to October 31, 2006)			Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)		
	(Thousands in Yen)		(%)	(Thousands in Yen)		(%)
1. Operating revenues						
Rental revenues *1	2,574,667			2,574,667		
Other rental revenues *1	297,122	2,871,789	100.0	297,122		
Profit on sale of trust beneficiary interests in real estate*2	157,334	5,288,833	100.0	-	2,871,789	100.0
2. Operating expenses						
Property-related expenses *1	2,397,201			1,265,551		
Asset management fees	203,841			150,113		
Directors' salaries	5,400			5,400		
Custodian fees	11,705			10,232		
Administrative service fees	35,022			27,544		
Audit fees	5,900			4,000		
Other operating expenses	64,569	2,723,641	51.5	64,963	1,527,805	53.2
Operating income		2,565,192	48.5		1,343,983	46.8
3. Non-operating revenues						
Interest income	461			11		
Other Non-operating revenues	1,927	2,389	0.1	5,187	5,198	0.2
4. Non-operating expenses						
Interest expense	375,765			164,606		
Financing related expense	20,904			11,743		
Amortization of unit issuance costs	17,784			55,118		
Amortization of organization costs	5,089			5,089		
Other non-operating expenses	22,956	442,500	8.4	9,610	246,168	8.6
Ordinary income		2,125,081	40.2		1,103,014	38.4
Income before income taxes		2,125,081	40.2		1,103,014	38.4
Current income taxes	1,009			1,017		
Deferred income taxes	0	1,009	0.0	△2	1,014	0.0
Net Income		2,124,071	40.2		1,101,999	38.4
Retained earnings at the beginning of period		40			14	
Retained earnings at the end of period		2,124,112			1,102,013	

V. Statements of Changes in Unitholder's Equity

Third Fiscal Period (May 1, 2006 to October 31, 2006)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		
	Unitholders' capital*[1]	Retained Earnings	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	Total Net Assets
		Retained Earnings at end-period				
Balance at the beginning of a period	44,285,002	1,102,013	45,387,015	–	–	45,387,015
Changes during the fiscal period						
New unit issuance	44,444,649	–	44,444,649	–	–	44,444,649
Payment of dividends	–	Δ1,101,973	Δ1,101,973	–	–	Δ1,101,973
Net Income	–	2,124,071	2,124,071	–	–	2,124,071
Interest-rate swap	–	–	–	79,532	79,532	79,532
Total changes during the fiscal period	44,444,649	1,022,098	45,466,748	79,532	79,532	45,546,281
Balance at the end of period	88,729,652	2,124,112	90,853,764	79,532	79,532	90,933,297

Note: The statement of changes in unitholders' equity is required to disclose from this fiscal period.

[Important Accounting Standards]

	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)
1. Depreciation of fixed assets	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 25 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses The straight-line method is applied.	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 13 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses Same applies as left.
2. Accounting policies for deferred assets	(1) Organization costs Organization costs are amortized over a period of 5 years. (2) New unit issuance costs *Unit* issuance costs are amortized over a period of three years. The spread method, in which the securities underwriters underwrite the unit at the underwritten price and offer them to investors at the issue price was used for the primary offering of new investment units conducted on May 1, 2006. Under the spread method, the difference between the issue price and the underwritten price represents the underwriting commission received by the securities underwriters, eliminating the need for the issuer to pay underwriting commissions. In connection with the primary offering of new investment units conducted on May 1, 2006, the total aggregate difference between the issue price and the underwritten price was ¥1,515,701 thousand. This expense would have been accounted as new unit issuance costs if the conventional method had been used in which the underwriters offer new units to the public at the underwritten price. Therefore, the spread method understated unit issuance costs by ¥1,263,084 thousand on the balance sheet and decreased amortization of unit issuance costs by ¥252,616 thousand and increased income before income taxes by the same amount compared to the conventional method.	(1) Organization costs Same applies as left. (2) New unit issuance costs New unit issuance costs are expensed as incurred.

3. Accounting standards for revenues and expenses	Accounting method for property tax Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. These taxes are generally charged to rental expenses during the period and on a pro rata basis between the purchaser and the seller in the event of purchase and sale. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥181,936 thousand.	Accounting method for property tax Same applies as left. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥31,992 thousand.
4. Accounting for hedges	(1) Hedge accounting method The deferred hedge method is applied. (2) Hedging instruments and risks hedged Hedge instruments The Investment Corporation enters into interest-rate swap transactions. Risks hedged Interest rates on debt. (3) Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. (4) Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two.	(1) Hedge accounting method Same applies as left. (2) Hedging instruments and risks hedged Same applies as left. (3) Hedging policy Same applies as left. (4) Method of evaluating the effectiveness of hedging Same applies as left.

5. Other significant accounting policies utilized in the preparation of financial statements	(1) Accounting method for trust beneficiary interests in real estate and other assets The assets and liabilities as well as revenues and expenses of financial assets held in the form of trust beneficiary interests in real estate and other assets are recorded in full in the Investment Corporation's balance sheets and statements of income. Important line items included in accounting for financial assets in the Investment Corporation's balance sheet are as follows: 1. Cash and cash equivalents 2.Buildings, structures, machinery and equipment, tools, furniture and fixtures and land 3.Leasehold and security deposits received (2) Accounting method for consumption tax Consumption taxes are separately recorded. Non-deductible consumption taxes applicable to the acquisition of assets are included in the cost of acquisition for each asset.	(1) Accounting method for trust beneficiary interests in real estate and other assets Same applies as left. (2) Accounting method for consumption tax Same applies as left.

[Notes to the Changes in Accounting Policy]

	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)
Accounting standards for disclosure of net assets in the balance sheet	The Investment Corporation is applying "Accounting Standards for the Disclosure of Net Assets in the Balance Sheet" (Accounting Standard for Business Enterprises No. 5 of December 9, 2005) and "Application Guidelines for Accounting Standards for Disclosure of Net Assets in the Balance Sheet" (Accounting Standard for Business Enterprises No. 8 of December 9, 2005) from this fiscal year. The amount equivalent to the total in the "Unitholders' Equity" amounts to ¥90,853,764 thousand based on past methods.	―――――
Method for calculating the issuance cost of investment units	With respect to the issuance cost of investment units, the Investment Corporation is changing from a method that calculates the entire amount at the time of payment to a method that amortizes the amount over three years using the straight-line method. As a result of amendments made to the "Rules Concerning the Statement and Supplementary Statement which Affect the Distribution of Balance Sheets,	―――――

	Profit and Loss Statements, Asset Management Reports, and the Money of Investment Corporations" (Ministerial Ordinance No. 134 of 2000), this change will enable a more rational allocation of fund-raising costs and the leveling of periodic profits and losses because, with the recognition that the recording of deferred assets applies from this fiscal year, deferred assets can be recorded and the fund raising effects of issuing investment units are viewed as extending not only to this fiscal year but also to the next fiscal year and beyond. In addition, the Investment Corporation is applying "Short-term Disposal for Deferred Asset Accounting Procedures" (Business Report No. 19) from this fiscal year, amortizing costs using the straight-line method, and disclosing "Issuance Cost of New Investment Units" as the "Issuance Cost of Investment Units." These changes resulted in a ¥88,923 thousand reduction in non-operating expenses, and an increase in ordinary income and income before income taxes by the same amount compared to when conventional methods were used.	

(Notes to the Balance Sheets)

Third Fiscal Period (As of April 30, 2006)		Second Fiscal Period (Reference) (As of April 30, 2006)	
1. -		*1. Total number of authorized investment units	2,000,000 units
		Total number of investment units issued and outstanding	79,370 units
2. -		2. Unitholders' Equity per unit	¥571,840
*3. Minimum unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000 thousand	*3. Minimum unitholders' equity pursuant to Article 67-6 of the Law Concerning Investment Trusts and Investment Corporations Law	¥50,000 thousand

(Notes to the Statements of Income and Retained Earnings)

Third Fiscal Period (May 1, 2006 to October 31, 2006)		Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)	
	(Thousands of Yen)		(Thousands of Yen)
*1. Breakdown of real estate rental business profit and loss		*1. Breakdown of real estate rental business profit and loss	
A. Rental and other operating revenues		A. Rental and other operating revenues	
Rental revenues		Rental revenues	
Leasing income	3,908,749	Leasing income	2,220,814
Common charges	640,706	Common charges	353,853
Total	4,549,456	Total	2,574,667
Others		Others	

Parking space rental revenues	175,387	Parking space rental revenues	86,129
Utility charge reimbursements	314,355	Utility charge reimbursements	152,652
Miscellaneous	92,300	Miscellaneous	58,340
Subtotal	582,043	Subtotal	297,122
Total rental and operating revenues	5,131,499	Total rental and operating revenues	2,871,789
B. Rental and other operating expenses		B. Rental and other operating expenses	
Rental expenses		Rental expenses	
Property management fees	529,334	Property management fees	322,415
Utilities	296,833	Utilities	146,889
Taxes	179,543	Taxes	9,327
Repairs and maintenance costs	62,666	Repairs and maintenance costs	55,117
Insurance	13,978	Insurance	8,621
Trust fees	43,760	Trust fees	21,337
Others	135,526	Others	51,649
Depreciation	1,135,559	Depreciation	650,193
Total property-related expenses	2,397,201	Total property-related expenses	1,265,551
C. Rental business profit (A – B)	2,734,297	C. Rental business profit (A – B)	1,606,237
*2. Profit on sale of trust beneficiary interests in real estate		*2.	
Storia Todoroki			
Proceeds from sale of trust beneficiary interests in real	1,015,000		
estate	902,400		
Costs of trust beneficiary interests in real estate sold	40,105		
Other sales' expenses	72,494		
Profit on sale of trust beneficiary interests in real estate			
Clair Court Rokakouen			
Proceeds from sale of trust beneficiary interests in real	985,000		
estate	861,269		
Costs of trust beneficiary interests in real estate sold	38,890		
Other sales' expenses	84,839		
Profit on sale of trust beneficiary interests in real estate			

(Notes to the Statements of Changes in Unitholders' Equity)

	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)
*1. Total number of authorized investment units and total number of investment units issued and outstanding		
· Total number of authorized investment units	2,000,000 units	2,000,000 units
· Total number of investment units issued and outstanding	157,000 units	157,000 units

(Tax-Effect Accounting)

Third Fiscal Period (May 1, 2006 to October 31, 2006)		Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)	
1.Principal deferred tax assets and liabilities were as follows		1.Principal deferred tax assets and liabilities were as follows	
	(Thousands of Yen)		(Thousands of Yen)
(Deferred tax assets)		Deferred tax assets	
Enterprise tax payable not included in expenses	20	Enterprise tax payable not included in expenses	20
Total deferred tax assets	20	Total deferred tax assets	20
Deferred tax liability			
Unrealized gain on derivatives	51,687		
Total deferred tax liability	51,687		
2. Significant difference between statutory income tax rate and the effective tax rate		2. Significant difference between statutory income tax rate and the effective tax rate	
	(%)		(%)
Normal effective statutory tax rate	39.39	Normal effective statutory tax rate	39.39
(Adjustments)		(Adjustments)	
Deductible cash distributions	△39.37	Deductible cash distributions	△39.35
Others	0.03	Others	0.05
Actual effective tax rate	0.05	Actual effective tax rate	0.09

(Notes to the used fixed assets resulting from release)

Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)
None	————

(Notes to the Information per Unit)

Third Fiscal Period (May 1, 2006 to October 31, 2006)		Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)
Unitholders' Equity per Unit	¥579,192	————
Net Income per Unit	¥13,575	
Net income per unit after adjusting for residual units is not included because there were no residual investment units.		

Note: The calculation for the net income per unit is as follow.

Third Fiscal Period (May 1, 2006 to October 31, 2006)		Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)
Net Income (¥ thousand)	2,124,071	————
Amount vested in ordinary investors (¥thousand)	-	
Net income for ordinary units (¥thousand)	2,124,071	
Average number of units during the period (unit)	156,460	

(Important Subsequent Events)

Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)
None	Important subsequent events after the closing of the fiscal period ended on April 30, 2006 are as follows. 1. Issuance of New Investment Units On April 3, 2006 and April 19, 2006, the Board of Directors of the Investment Corporation resolved to issue new investment units as detailed below. The payments were completed on May 1, 2006 (through public offering) and May 26, 2006 (through third-party allocation),,respectively. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥88,729,652,470 with 157,000 units outstanding as of May 26, 2006. (1) Issuance of New Investment Units through Public Offering Total number of newly issued units : 73,660units (Japanese primary offering 50,370units, International offering 23,290units) Offer price per unit : ¥593,096 per unit Total amount of offering : ¥43,687,451,360 Issue price per unit : ¥572,519 per unit Net proceeds : ¥42,171,749,540 Payment date: May 1, 2006 Delivery date of investment unit certificates : May 2, 2006 Starting date of the computation of cash distribution : May 1, 2006 (2) Issuance of New Investment Units through Third-party Allotment Total number of newly issued units : 3,970 units Issue price per unit : ¥572,519 Net proceeds : ¥2,272,900,430 Payment date : May 26, 2006 Delivery date of investment unit certificates : May 26, 2006 Starting date of the computation of cash distribution: May 1, 2006 2.Debt Financing On May 1, 2006, the Investment Corporation obtained debt financing as follows. (1) Series 7-A Lenders : Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. Amount Borrowed : ¥2,000 million Interest Rate: 0.36909% floating rate of interest (Note) Repayment Due Date : April 30, 2007 Collateral: Unsecured, unguaranteed Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.23%.

(2) Series 7-B

Lenders : The Chuo Mitsui Trust and Banking Co., Limited, Aozora Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ, Ltd.,Mitsubishi UFJ Trust and Banking Corporation, Resona Bank, Ltd.

Amount Borrowed : ¥6,500 million

Interest Rate: 0.53909% floating rate of interest (Note)

Repayment Due Date: April 30, 2009

Collateral: Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.40%. Interest on variable interest rate loans has been fixed at 1.62875% until April 30, 2009, through interest-rate swap transactions.

(3) Series 7-C

Lenders : Aozora Bank, Ltd., Mitsui Sumitomo Insurance Co., Ltd.

Amount Borrowed: ¥2,500 million

Interest Rate: 0.63909% floating rate of interest (Note)

2.19875% fixed rate of interest

Repayment Due Date: April 30, 2011

Collateral: Unsecured, unguaranteed

Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.50%. Interest on variable interest rate loans has been fixed at 2.19875% until April 30, 2011, through interest-rate swap transactions.

(4) Series 7-D

Lender: Development Bank of Japan

Amount Borrowed: ¥5,000 million

Interest Rate: 2.73125% fixed rate of interest

Repayment Due Date: April 30, 2016

Collateral: Unsecured, unguaranteed

V. Basis for Calculating Cash Distribution

(Unit : Yen)

	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)
I. Retained earnings at the end of period	2,124,112,014	1,102,013,492
II. Total Distribution	2,124,053,000	1,101,973,080
(Distribution per Unit)	(13,529)	(13,884)
III. Retained Earnings bring to next period	59,014	40,412
Method of calculating the distribution amount	The Investment Corporation determines the amount of distribution in accordance with Article 32-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥2,124,053,000 to 157,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 32-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.	The Investment Corporation determines the amount of distribution in accordance with Article 32-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥1,101,973,080 to 79,370 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 32-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.

VII. Statements of Cash Flows (Reference)

	Third Fiscal Period (¥ thousand) (May 1, 2006 to October 31, 2006)	Second Fiscal Period (¥ thousand) (November 1, 2005 to April 30, 2006)
1. Cash flows from operating activities		
Income before income taxes	2,125,081	1,103,014
Depreciation	1,135,559	650,193
Amotization of long-term prepaid expenses	10,894	6,641
Interest income	△461	△11
Interest expense	375,765	164,606
Amotization of organization costs	5,089	5,089
Amortization of unit issuance costs	17,784	-
Changes in rental receivables	△35,670	46,728
Changes in consumption tax refundable	△461,163	771,867
Changes in prepaid expenses	△23,280	6,956
Changes in trade payables	183,353	△86,583
Changes in other payables	31,270	12,872
Changes in rents received in advance	237,641	149,650
Changes in deposits received	△2,714	△66,679
Changes in net property and equipment held in trust	1,763,670	—
Cash payments of long-term prepaid expenses	△44,748	△36,680
Other-net	△65,643	△3,841
Subtotal	5,252,426	2,686,794
Interest income receivables	461	11
Cash payments of interest expense	△363,960	△149,708
Cash payments of income taxes	△1,015	△854
Net cash provided by operating activities	4,887,912	2,536,243
2. Cash flows from investing activities		
Purchases of property and equipment	△1,143,962	△2,398,504
Purchases of property and equipment held in trust	△68,040,151	△10,774,905
Payments of leasehold and security deposits held in trust	△716	△7,488
Purchases of leasehold and security deposits received	△4,600	△11,503
Payments of leasehold and security deposits received	57,351	143,150
Payments of leasehold and security deposits received held in trust	△251,697	△208,757
Proceeds from leasehold and security deposits held in trust	2,795,490	629,077
Payments of restricted bank deposits	△750,424	△82,013
Proceeds from restricted bank deposits	225,669	181,003
Net cash used in investing activities	△67,113,039	△12,529,940
3. Cash flows from financing activities		
Proceeds from short-term debt	13,000,000	1,500,000
Payment of dividends from short-term debt	△11,000,000	-
Proceeds from long-term debt	18,000,000	11,500,000
Proceeds from issuance of units	44,444,649	—
Payments of dividends	△1,098,660	△239,969
Net cash provided by financing activities	63,345,989	12,760,030
4. Net change in cash and cash equivalents	1,120,861	2,766,333
5. Cash and cash equivalents at the beginning of period	7,057,143	4,290,810
6. Cash and cash equivalents at the end of period *	8,178,004	7,057,143

(Important Accounting Standards) (Reference)

	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (November 1, 2005 to April 30, 2006)
The scope of cash and cash equivalents on statements of cash flows	For the purpose of cash flow statements, cash and cash equivalents consist of cash on hand, deposits received that can be withdrawn on demand, and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of a change in value	Same applies as left.

(Notes to the Statements of Cash Flow) (Reference)

Third Fiscal Period (May 1, 2006 to October 31, 2006)		Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)	
*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.		* Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements.	
(As of October 31, 2006)	(Thousands of Yen)	(As of April 30, 2006)	(Thousands of Yen)
Cash and bank deposits	4,897,035	Cash and bank deposits	692,405,000
Entrusted deposits	2,946,056	Entrusted deposits	4,483,344
Restricted bank deposits held in trust (Note)	△785,948	Restricted bank deposits held in trust (Note)	△884,939
Cash and cash equivalents	7,057,143	Cash and cash equivalents	4,290,810

Note : Restricted bank deposits held in trust are retained for repayment of tenant leasehold and security deposits held in trust.

VIII. Unitholder Information

Annual Schedule (Planned)

April: Account Settlement

June: Earnings Announcement

July: Delivery of Asset Management Report, Payment of Cash Distributions Commenced

October: Account Settlement

December: Earnings Announcement

January: Delivery of Asset Management Report, Payment of Cash Distributions Commenced

Unitholders' Information

Settlement of Accounts	Annually on April 30 and October 31 annually
General Meeting of Unitholders	More than once every two years
Date for Finalizing General Meeting Voting Rights	Date to be disclosed by separate public notice
Date for Determining Cash Distribution Payment	Annually on April 30 and October 31 annually (Cash distributions paid within three months of each date)
Unit Listing	Tokyo Stock Exchange (Securities Code: 8972)
Method of Public Notice	Nihon Keizai Shimbun
Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd. 3-33-1 Shiba, Minato-ku, Tokyo
Transaction Office	The Chuo Mitsui Trust & Banking Co., Ltd. Transfer Agent Department
(Postal Address and Telephone Number)	2-8-4 Izumi, Suginami-ku, Tokyo (Free Dial) 0120-78-2031
Transfer Agent's Locations	Nationwide branches of the Chuo Mitsui Trust & Banking Co., Ltd. Head Office and nationwide branches of Japan Securities Agents, Ltd.

Procedures for Notification of a Change of Address

Unitholders, who do not hold investment certificates, are asked to utilize the storage transfer system and approach their securities company of choice in connection with a change in address, name and or personal seal. Unitholders, who do hold investment certificates, are asked to contact the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd.

Cash Distributions

Unitholders can receive cash distributions by presenting the "*Notification of Payment by Postal Transfer*" at their local post office. In the event the period for receipt of cash distributions has expired, please identify the method of receipt on the reverse of the "*Notification of Payment by Postal Transfer*" and mail to the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd., or approach go to the its Head Office Branch of the Chuo Mitsui Trust & Banking Co., Ltd. for receipt of payment. In addition, this department can also

be contacted for in regards to those seeking direct transfer of future cash distributions to their a bank account for future cash distributions,. please contact the Transfer Agent Department of the Chuo Mitsui Trust & Banking Co., Ltd.

Information Provided on the Investment Corporation's Web site

The Investment Corporation will make every effort to disclose relevant and accurate information on its Web site in a timely fashion. In addition to an overview of the Investment Corporation, its investment strategies and portfolio, the Web site contains press releases, financial information, information relating to cash distributions and a variety of disclosure materials. The Investment Corporation is committed to enhancing the content of its Web site and to ensure ensuring timely delivery of transparent information.
URL: http://www.kdx-reit.com/eng/

This notice is the English translation of the Japanese "Kenedix Realty Investment Corporation Report for the Third Fiscal Period". However, no assurance or warranties are given for the completeness or accuracy of this English translation.

English Language Press Releases and Other Information Made Public by the Company

1. Notice Concerning Debt Financing Interest Rate Determination, dated October 27, 2006.



Translation Purpose Only

October 27, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 7-A (Short-Term)	2.0	0.68091% (Note 2) (October 31, 2006 to January 31, 2007)	May 1, 2006	April 30, 2007	Unsecured/ Unguaranteed
Series 9 (Short-Term)	4.0	0.68091% (Note 2) (October 31, 2006 to January 31, 2007)	July 31, 2006	July 31, 2007	Unsecured/ Unguaranteed
Series 11 (Short-Term)	6.0	0.70091% (Note 3) (October 31, 2006 to January 31, 2007)	September 20, 2006	September 20, 2007	Unsecured/ Unguaranteed
Term-Loan B (Long-Term)	9.5	0.90091% (Note 4) (Note 8) (October 31, 2006 to January 31, 2007)	August 1, 2005	July 31, 2008	Unsecured/ Unguaranteed
Term-Loan C (Long-Term)	9.5	1.01591% (Note 5) (Note 9) (October 31, 2006 to January 31, 2007)	August 1, 2005	July 31, 2010	Unsecured/ Unguaranteed
Series 3-C (Long-Term)	3.5	0.90091% (Note 4) (Note 10) (October 31, 2006 to January 31, 2007)	November 1, 2005	October 31, 2008	Unsecured/ Unguaranteed
Series 7-B (Long-Term)	6.5	0.85091% (Note 6) (Note 11) (October 31, 2006 to January 31, 2007)	May 1, 2006	April 30, 2009	Unsecured/ Unguaranteed
Series 7-C (Long-Term)	1.5 (Note 14)	0.95091% (Note 7) (Note 12) (October 31, 2006 to January 31, 2007)	May 1, 2006	April 30, 2011	Unsecured/ Unguaranteed
Series 8 (Long-Term)	1.0	0.95091% (Note 7) (Note 13) (October 31, 2006 to January 31, 2007)	July 14, 2006	July 13, 2011	Unsecured/ Unguaranteed



Notes:

1. Short-term debt financing refers to debt financing repayable within one year. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.23%
3. Three-month yen TIBOR + 0.25%
4. Three-month yen TIBOR + 0.45%
5. Three-month yen TIBOR + 0.565%
6. Three-month yen TIBOR + 0.40%
7. Three-month yen TIBOR + 0.50%
8. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through throughout the loan period is 0.86875%.
9. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through throughout the loan period is 1.2875%.
10. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥3.5 billion. As a result, the interest rate applicable through throughout the loan period is 1.09%.
11. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥6.5 billion. As a result, the interest rate applicable through throughout the loan period 1.62875%.
12. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.5 billion. As a result, the interest rate applicable through throughout the loan period is 2.19875%.
13. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.0 billion. As a result, the interest rate applicable throughout the loan period is 2.14875%.
14. Among Series 7-C, this figure is calculated based on a floating interest rate.

2. Notice Concerning Debt Financing, dated October 27, 2006.



Translation Purpose Only

October 27, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on October 27, 2006, to undertake a debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute a debt financing agreement to apply the funds toward the repayment of Series 3-A (total of ¥1,000 million). (Note)

Note: For details regarding Series 3-A, please refer to the press release "Notice Concerning Debt Financing and Interest-Rate Swap Agreement," dated October 28, 2005.

2. Details of Debt Financing

Short-Term Debt (Series 12)

(1)	Lender	:	Mitsubishi UFJ Trust and Banking Corporation
(2)	Amount	:	¥1,000 million
(3)	Interest Rate	:	0.70091% floating rate of interest (Note)
(4)	Drawdown Date	:	October 31, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed an individual debt financing agreement with the aforementioned lender on October 27, 2006.
(6)	Interest Payment Date	:	First interest payment on January 31, 2007, and at the end of April, July and October 2007.
(7)	Repayment Date	:	October 31, 2007
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing October 31, 2006 through January 31, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.25%. The interest rate after January 31, 2007, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used for repayment of Series 3-A.


KENEDIX
Realty Investment Corporation

[Attachment]

Total Debt Financing Balance After Additional Debt Financing

(Billions of Yen)

Classification (Note)	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	13.5	13.5	+0.0
Long-Term Debt Financing	48.5	48.5	+0.0
Total Debt Financing Balance	62.0	62.0	+0.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.

3. Notice Concerning Debt Financing Interest Rate Determination, dated November 28, 2006.


KENEDIX

Translation Purpose Only

To All Concerned Parties

November 28, 2006

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 5-A (Short-Term)	0.5	0.74455% (Note 2) (November 30, 2006 to February 28, 2007)	March 1, 2006	February 28, 2007	Unsecured/ Unguaranteed
Series 5-B (Long-Term)	1.3	0.94455% (Note 3 & 4) (November 30, 2006 to February 28, 2007)	March 1, 2006	February 28, 2009	Unsecured/ Unguaranteed
Series 6 (Long-Term)	2.5	0.94455% (Note 3 & 5) (November 30, 2006 to February 28, 2007)	March 16, 2006	March 16, 2009	Unsecured/ Unguaranteed

Notes:
1. Short-term debt financing refers to debt financing repayable within one year. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.25%
3. Three-month yen TIBOR + 0.45%
4. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.3 billion. As a result, the interest rate applicable through February 28, 2009 is 1.44875%.
5. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.5 billion. As a result, the interest rate applicable through March 16, 2009 is 1.47625%.

This notice is the English translation of the Japanese announcement on our Web site released on November 28, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

4. Notice Concerning Application for Approval of Changes in the Method of Business of the Asset Management Company, dated November 28, 2006.



Translation Purpose Only

To All Concerned Parties

November 28, 2006

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Application for Approval of Changes in the Method of Business of the Asset Management Company

Kenedix Realty Investment Corporation ("the Investment Corporation") announced on November 28, 2006 that Kenedix REIT Management, Inc. ("the Asset Management Company") applied to the Financial Services Agency for approval of changes in the method of business pursuant to Article 10-2 of the Investment Trust and Investment Corporation Law. Details are as follows.

1. Details of Approval Application (Changes in the Business Method)

①Addition (change) to the types of assets managed by the Investment Corporation as recorded in its method of business documents

- Easements
- Copyrights and others acquired incidentally upon investment in real estate or other assets
- Personal property regulated by civil law and acquired incidentally upon investment in real estate or other assets
- Other rights acquired incidentally upon investment in real estate or other assets

②Changes to clauses in the method of business documents in line with the Enforcement of New Corporation Law

③Revisions and unification of other clauses

2. Reasons for Approval Application

①Revisions of clauses in the method of business documents in order to be in line with the Enforcement of New Corporation Law

②Addition to the types of assets to be managed by the Investment Corporation

3. Schedule for the Changes in the Business Method

The Asset Management Company will conduct the changes in the business method immediately after approval.

5. Notice Concerning Debt Financing and Interest-Rate Swap Agreement, dated November 29, 2006.



Translation Purpose Only

November 29, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing and Interest-Rate Swap Agreement

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on November 29, 2006, to undertake debt financing. At the same time, the Investment Corporation decided to execute interest-rate swap agreements. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreements to support the acquisition of real estate (KDX Nishi-Gotanda Building) and payment of associated costs.

Note: For details regarding the acquisition of real estate (KDX Nishi-Gotanda Building), please refer to the press releases, "Notice Concerning the Acquisition of Property (KDX Nishi-Gotanda Building)," dated November 29, 2006.

2. Details of Debt Financing

Short-term Debt (Series 13-A)

(1)	Lender	:	Sumitomo Mitsui Banking Corporation
(2)	Amount	:	¥1,500 million
(3)	Interest Rate	:	0.75182% floating rate of interest (Note)
(4)	Drawdown Date	:	December 1, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lender on November 29, 2006.
(6)	Interest Payment Date	:	First interest payment on February 28, 2007, and at the end of May 2007, August 2007 and November 2007.
(7)	Repayment Date	:	November 30, 2007
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing December 1, 2006 through February 28, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.25%. The interest rate after February 28, 2007, shall be disclosed as and when determined.



Long-term Debt (Series 13-B)

(1)	Lender	:	The Norinchukin Bank
(2)	Amount	:	¥2,500 million
(3)	Interest Rate	:	1.00182% floating rate of interest (Note)
(4)	Drawdown Date	:	December 1, 2006
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lender on November 29, 2006.
(6)	Interest Payment Date	:	First interest payment on February 28, 2007, and at the end of February, May, August and November every year thereafter.
(7)	Repayment Date	:	November 30, 2011
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing December 1, 2006 through February 28, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.50%. The interest rate after February 28, 2007, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used to support the acquisition of real estate (KDX Nishi-Gotanda Building) and payment of associated costs.

4. Interest-Rate Swap Agreements

(1) Purpose

The debt financing (Series 13-B) identified in 2. above shall be undertaken on a floating rate of interest basis. Accordingly, the Investment Corporation has decided to execute interest-rate swap agreements as a hedge against possible increases in future interest rates.

(2) Summary of Interest-Rate Swap Agreement

①	Counterparty	:	The Chuo Mitsui Trust and Banking Co., Limited, Aozora Bank, Ltd.
②	Notional Amount	:	¥2,500 million
③	Interest Rate	:	Pay a fixed rate of interest of 1.96375% Receive a floating rate of interest: three-month yen TIBOR+ 0.50%
④	Commencement Date	:	December 1, 2006
⑤	Termination Date	:	November 30, 2011
⑥	Payment Date	:	First interest payment on February 28, 2007, and at the end of February, May, August and November every year thereafter, and the last payment on November 30, 2011.



[Attachment]

Total Debt Financing Balance after Additional Debt Financing

(Billions of yen)

	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	13.5	15.0	+ 1.5
Long-Term Debt Financing	48.5	51.0	+ 2.5
Total Debt Financing Balance	62.0	66.0	+ 4.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.

6. Notice Concerning the Acquisition of Property (KDX Nishi-Gotanda Building), dated November 29, 2006.



Translation Purpose Only

To All Concerned Parties

November 29, 2006

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (KDX Nishi-Gotanda Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the KDX Nishi-Gotanda Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Real estate (Office Building)
(2)	Property Name	:	KDX Nishi-Gotanda Building (Note)
(3)	Acquisition Price	:	¥4,200,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	December 1, 2006
(5)	Scheduled Date of Acquisition	:	December 1, 2006
(6)	Seller	:	Fujiseimitsudenki Kabushikigaisha and one individual (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and cash on hand
(8)	Settlement Method	:	Payment in full on settlement
(9)	Source of Acquisition	:	Original network of the Asset Management Company (Direct Acquisition)

Note: The current name of the KDX Nishi-Gotanda Building is the "FSD Building." Plans are in place to change the name of the "FSD Building" to the "KDX Nishi-Gotanda Building" on April 1, 2007.

The aforementioned KDX Nishi-Gotanda Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio of office buildings in the Tokyo Metropolitan Area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.



Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area
The Property is located approximately 10 minutes on foot from Gotanda Station on the JR Yamanote Line and Toei Asakusa Subway Line, and 8 minutes from Osaki-Hirokoji Station on the Tokyu Ikegami Line and Fudo-Mae Station on the Tokyu Meguro Line. With medium- and high-rise office buildings and residential complexes interspersed along Yamate Dori, National Highway Route 1 and Nakahara Kaido, the area is characterized by a combination of commercial and residential functions. Given this convenient access by several railways to central Tokyo, considerable demand for the Property's use as an office building is expected. In addition to the proximity to the abovementioned main highways, this area is within easy reach to the Ebara and Togoshi Interchanges on the Metropolitan Expressway. Therefore, expectations are high for sales offices that frequently use automobiles to occupy the building as tenants.

(2) Building
A luxurious finish has been applied to the building, using granite and marble for the entrance hall and facade. The leased office area boasts a ceiling height of 2.50m after the installation of office automation equipment under OA floors, individual air conditioning systems and an integrated ceiling system, all of which contribute to the fulfillment of tenant needs as congenial work areas. With these features, the Property possesses competitive, excellent design quality among the buildings in surrounding areas.

(3) Tenants
Currently, all offices on the first and second floors in the building are fully occupied by apparel and IT companies, and offices from the third to eighth floors (approximately 3,061 square meter) are vacant due to the collective withdrawal of tenants at the end of October 2006. The Investment Corporation conducts leasing activities with the aim of increasing revenues with this Property, which has high accessibility to several railways and main highways, and sizable floor area in an increasingly shortened supply of office space in Central Tokyo.

3. Property Details

Property Name		KDX Nishi-Gotanda Building
Type of Specified Asset		Real estate
Current Owner / Acquisition Date		①Fujiseimitsudenki Kabushikigaisha / July 2, 1991 (Note 1) ②One individual / September 9, 2002 (Note 1)
Previous Owner / Acquisition Date		· One individual / July 16, 1952 (Note 1) · One individual / March 27, 1987 (Note 1)
Location (Address)		7-20-9 Nishi-gotanda Shinagawa-ku, Tokyo
Usage		Office, Parking
Type of Structure		Flat-roofed steel-reinforced concrete structure; one underground and eight above-ground floors
Site Area	Land	684.41 ㎡
	Building	5,192.87 ㎡
Type of Ownership	Land	Proprietary ownership (Note 2)
	Building	Proprietary ownership (Note 2)
Completion Date		November 20, 1992
Architect		Kabushikigaisha Fujiko
Construction Company		Kabushikigaisha Fujiko
Construction Confirmation Authority		Tokyo



Probable Maximum Loss		8.23% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥4,200,000,000
Appraisal	Appraisal Value	¥4,210,000,000
	Base Date for Appraisal	October 18, 2006
	Appraiser	Nippon Tochi-Tatemono Co., Ltd.
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		2 (As of November 20, 2006. The same applies below.)
Total Leasable Floor Area		3,875.43 ㎡
Total Leased Floor Area		814.11 ㎡
Occupancy Ratio		21.0%
Monthly Rental Income (Excluding Consumption Tax)		¥4,297,391 (Note 3)
Security and Guarantee Deposit		¥51,450,546 (Note 3)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	None	
Other	Notes: 1. The oldest property land acquisition date is shown. 2. The following sellers share the rights to the land and building of the Property. The Investment Corporation will acquire all of the rights to the land and building owned by both parties on the scheduled date of acquisition. 3. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.	

4. Seller's Profile

Company Name	Fujiseimitsudenki Kabushikigaisha
Head Office Address	2-15-14 Meguro, Meguro-ku, Tokyo
Representative	Susuko Takasuka, Representative Officer
Capital	¥12 million
Principal Shareholder	Individual (Holding approximately 65% of stock)
Business Activities	Real estate leasing business, precision mechanical equipment production
Relationship with the Investment Corporation or the Asset Management Company	None
Special Considerations	None

*As of November 20, 2006

*As one individual at the seller has not granted approval to disclose an interest, this is not disclosed. The individual has no connection with the Investment Corporation or the Asset Management Company.



5. Acquirer's (Seller) Profile

The seller (the current owner) of this property is not a special related party of the Investment Corporation.

6. Details of Brokerage

The details of the brokerage firm and the brokerage fee are as follows.

Name of brokerage firm	(A major real estate broker)
Brokerage fee	¥126,000,000 (excluding consumption tax)
Relationship with the Investment Corporation or the Asset Management Company	None

* The brokerage firm is not a special related party of the Investment Corporation.

7. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested-parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the two categories of transactions (1) and (2) below.

Kenedix REIT Management, Inc., bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on December 1, 2006. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees
  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%
- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥3.0 billion and more, and less than ¥5.0 billion	¥2.2 million

(2) Master Lease of the Property



The Investment Corporation plans to execute a master lease agreement with KDA on December 1, 2006. Other parties to the agreement include the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

8. Outlook

There are no revisions to the forecast for the fiscal period ending April 30, 2007, as a result of the acquisition of the Property.

This notice is the English translation of the Japanese announcement on our Web site released on November 29, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

① Outline of Property Appraisal
② Projected Cash Flow
③ Building Condition Investigation Report
④ Property Photographs
⑤ Property Portfolio after Acquisition of the Property



Reference Material 1

Outline of Property Appraisal

			Unit : Yen
Appraisal Value			4,210,000,000
Base Date for Appraisal			October 18, 2006
Appraiser			Nippon Tochi-Tatemono Co., Ltd.
Value Calculated Using the Direct Capitalization Method			4,290,000,000
	Gross Operating Revenue		287,432,000
		Maximum Gross Operating Revenue	298,948,000
		Shortfall Attributed to Vacancies	11,516,000
	Operating Expenses		61,840,000
		Administrative and Maintenance Expense	43,655,000
		Taxes and Dues	17,504,000
		Other Expenses	681,000
	Net Operating Income (NOI)		225,592,000
	Capital Expenditure		11,353,000
	Gain on Guarantee Deposit Investment (Note)		4,759,000
	Net Cash Flow (NCF)		218,998,000
	Overall Capitalization Rate (NCF)		5.1%
Value Calculated Using the Discounted Cash Flow Method			4,180,000,000
	Discount Rate		4.9%
	Terminal Capitalization Rate		5.3%
Value Calculated Using the Cost Method			1,782,000,000
	Land		57.63%
	Building		42.37%

Note: Assumed yield rate on lump-sum investment: 3%



Reference Material 2

Projected Cash Flow

	Unit : Millions of Yen
A. Projected Operating Revenues	250
B. Projected Operating Expenses (excluding depreciation)	48
C. Projected NOI (A-B)	202

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 96%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.



Reference Material 3

Building Condition Investigation Report

	Unit: Yen
Investigation Company	Kabushikigaisha Hikokusai Consultant
Date of Investigation	October 2006
Repairs, maintenance and renovation expenses required over the next year	16,560,000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years	119,670,000
Unit-in-Place	1,318,900,000

* The abovementioned investigation company undertakes building assessments for this property such as a diagnosis of building deterioration, formulation of a short- and long-term repair and maintenance plan, assessment of legal compliance with the Building Standards Law, and analyses of the existence of hazardous substances and the soil environment, and submits a building assessment report to the Investment Corporation.


KENEDIX

Reference Material 4

Property Photographs









Reference Material 5

Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note 1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	5,950	3.9%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	3.9%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.5%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.4%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	3.0%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	2.9%	August 1, 2005
		A-30	KDX Nishi-Gotanda Building (Note 2)	4,200	2.7%	December 1, 2006
		A-4	Noir Hatchobori	3,680	2.4%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.3%	May 1, 2006
		A-19	KDX Hamamatsucho Building	3,460	2.2%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building (Note 3)	2,950	1.9%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.8%	May 1, 2006
		A-21	NTB-M Building	2,690	1.7%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.6%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.6%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.6%	August 1, 2005
		A-27	KDX Kajicho Building (Note 4)	2,350	1.5%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.5%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.5%	August 1, 2005
		A-14	KDX Funabashi Building	2,252	1.4%	March 1, 2006
		A-8	Kanda Kihara Building	1,950	1.2%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.2%	May 1, 2006
		A-9	NNK Building	1,610	1.0%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	1.0%	June 20, 2006
		A-28	KDX Nogizaka Building	1,065	0.7%	July 14, 2006
		A-10	Koishikawa Yoshida Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.6%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building	1,610	1.0%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building	1,560	1.0%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.9%	August 1, 2005
	Total of 30 Office Buildings			90,424	59.9%	
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.5%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.3%	May 1, 2006
		B-1	Storia Sirokane	3,150	2.0%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.6%	August 1, 2005
		B-21	Regalo Shiba-Kouen	2,260	1.4%	May 1, 2006
		B-3	Court Mejiro	1,250	0.8%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.8%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.7%	August 1, 2005



		B-22	Chigasaki Socie Ni-bankan	1,160	0.7%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.7%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.7%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.7%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.6%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.6%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.6%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.5%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.5%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.5%	May 1, 2006
		B-14	Court Shinbashi	748	0.4%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.4%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.5%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.1%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	1.0%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.8%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.5%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.2%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	29.4%	—
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	6.5%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.6%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.4%	May 1, 2006
	Total of 3 Retail Properties			16,059	10.6%	—
Total of 65 Properties				150,942	100.0%	Portfolio PML 7.19%

(Note 1) Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.

(Note 2) The current name of the property is the "FSD Building." Plans are in place to change the name of the property to the "KDX Nishi-Gotanda Building" on April 1, 2007.

(Note 3) The current name of the KDX Higashi-Shinjuku Building is the "Nisseki・Sumisei Shinjuku Building." Plans are in place to change the name of the Nisseki・Sumisei Shinjuku Building to the "KDX Higashi-Shinjuku Building" on January 1, 2007.

(Note 4) The current name of the property is the "JP Kajicho Building." Plans are in place to change the name of the property to the "KDX Kajicho Building" on January 1, 2007.

7. Notice Concerning Debt Financing Interest Rate Determination, dated December 5, 2006.



Translation Purpose Only

December 5, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rate and applicable period for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 4 (Long-Term)	2.0	0.95545% (Notes 2 & 3) (December 7, 2006 to March 7, 2007)	December 8, 2005	December 7, 2008	Unsecured/ Unguaranteed

Notes:
1. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.45%
3. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥2.0 billion. As a result, the interest rate applicable through December 7, 2008 is 1.0975%.

This notice is the English translation of the Japanese announcement on our Web site released on December 5, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

8. Notice Concerning Receipt of Credit Rating, dated December 11, 2006.



Translation Purpose Only

December 11, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Receipt of Credit Rating

Kenedix Realty Investment Corporation ("the Investment Corporation") today received a credit rating on its senior debt from Japan Credit Rating Agency, Ltd. ("JCR") as outlined briefly below.

Credit Rating Agency	Credit Rating Subject	Rating	Outlook
JCR	Senior Debt	A+	Stable

The Investment Corporation continues to conduct management operations of its property portfolio from a medium- to long-term perspective, with the aim of securing steady growth and stable profits, and with due consideration to maintaining a balance between financial stability and the flexibility and mobility of its capital procurement.

This is the first credit rating of a real estate investment trust announced by JCR. For details of the definition of the above rating, please refer to the press release issued by JCR.

• Japan Credit Rating Agency, Ltd. Web site: URL: http://www.jcr.co.jp/

9. Notice Concerning Changes to the Articles of Incorporation and Appointment of Directors, dated December 11, 2006.



Translation Purpose Only

December 11, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Changes to the Articles of Incorporation and Appointment of Directors

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that its Board of Directors held a meeting today to resolve on changes to its Articles of Incorporation and the appointment of new directors. As announced in the *Nihon Keizai Shimbun* on November 22, 2006, the Investment Corporation plans to hold its Third General Meeting of Unitholders on January 25, 2007. The aforementioned resolutions shall take effect upon approval by the General Meeting of Unitholders. Details of the resolutions are provided below.

1. Changes to the Articles of Incorporation

Reasons for the changes are as follows:

(1) In line with the implementation of the new Corporation Law in May 2006, regulatory requirements relating to investment corporations, including those stipulated under the Law Concerning Investment Trusts and Investment Corporations ("the Investment Trust Law"), have been revised. The amendments include necessary changes to the use of certain terminology in order to align the Investment Corporation's Articles of Incorporation with relevant regulatory requirements.
(2) The amendments include changes in conjunction with the relocation of the Investment Corporation's head office from the current location in Chiyoda Ward to Minato Ward in Tokyo. The relocation schedule shall be determined at a Board of Directors meeting to be held after approval of the amendments by the General Meeting of Unitholders.
(3) The Investment Corporation's original Articles of Incorporation included articles and terminology that were deemed necessary at the time of establishment, but are no longer necessary for inclusion. With the amendments, such articles and terminology shall be deleted to simplify the Articles of Incorporation on the whole.
(4) The amendments include a comprehensive review of "Specified Assets" utilized in the Investment Corporation's asset management.
(5) The revised Investment Trust Law allows investment corporations to issue short-term bonds. The amendments therefore include consequential and necessary changes.
(6) The maximum number of supervisory directors shall be increased by one.
(7) Other minor changes, such as typographical error correction, standardization of terminology and clarification of definitions shall also be implemented.

For more details regarding the changes to the Articles of Incorporation, please refer to the "Notice of the Third General Meeting of Unitholders." (Provided in Japanese only.)

2. Appointment of Directors

Reasons for appointment of new directors are as follows:



(1) Executive Director Taisuke Miyajima has submitted a letter of resignation stating that he will temporarily resign from his position as of January 31, 2007. Accordingly, a new executive director shall be appointed.
The resolution regarding the appointment of a new executive director was unanimously approved by the Investment Corporation's supervisory directors at the Board of Directors meeting held today. The resolution will be proposed at the General Meeting of Unitholders.

(2) Supervisory Directors Kimio Kodama and Shiro Toba have submitted their respective letters of resignation stating that they will temporarily resign from their positions as of January 31, 2007. Accordingly, two new supervisory directors shall be appointed.

(3) In order to avoid the case of having fewer executive directors than that designated by relevant regulatory requirements, one non-statutory executive director shall be appointed. The resolution regarding the appointment of one non-statutory executive director was unanimously approved by the Investment Corporation's supervisory directors at the Board of Directors meeting held today. The resolution will be proposed at the General Meeting of Unitholders.

For more details regarding the appointment of directors, please refer to the "Notice of the Third General Meeting of Unitholders." (Provided in Japanese only.)

Third General Meeting of Unitholders Schedule

December 11, 2006	The Board of Directors' approval for resolutions to be submitted to the General Meeting of Unitholders
January 9, 2007 (tentative)	Delivery of the Notice of the Third General Meeting of Unitholders
January 25, 2007 (tentative)	Third General Meeting of Unitholders

Attachment: Reference Materials for the Third General Meeting of Unitholders (Provided in Japanese only.)

This notice is the English translation of the Japanese announcement on our Web site released on December 11, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

10. Notice Concerning the Change of the Company Regulations (Management Guidelines) of the Asset Management Company, dated December 11, 2006.



Translation Purpose Only

December 11, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Change of the Company Regulations (Management Guidelines) of the Asset Management Company

Kenedix Realty Investment Corporation ("the Investment Corporation") announced that the Board of Directors of Kenedix REIT Management, Inc. ("the Asset Management Company"), the asset management company for the Investment Corporation, resolved to change management guidelines contained in its company regulations. Details are as follows.

1. Overview

The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio adopting a three-point investment criteria based on property type, area and size for its basic policy. Based upon this basic policy, the Investment Corporation has conducted a review of its portfolio development policies in order to shift to investments in office buildings, and has made changes to the management guidelines of the Asset Management Company.

2. The Major Changes in the Management Guidelines

Portfolio Development Policy

After the Change in Management Guidelines	Before the Change in Management Guidelines
Taking into consideration the liquidity and scale of the real estate market, the degree of real estate market information, prudent diversification based on the type of use for each property, diversification of the tenant base, and the management results of the Kenedix Group, <u>the Investment Corporation shall invest mainly in office buildings, and also shall be able to invest in central urban-type retail properties, residential properties, and other properties</u>	Taking into consideration the liquidity and scale of the real estate market, the degree of real estate market information, prudent diversification based on the type of use for each property, diversification of the tenant base, and the management results of the Kenedix Group, the Investment Corporation shall invest primarily in office buildings, residential properties, retail properties and other properties.
"<u>Central Urban-Type Retail Properties</u>" refers to <u>retail properties</u> located in highly flourishing districts <u>with high potential for attracting alternative tenants.</u>	"<u>Retail Properties</u>" refers to <u>mainly central urban-type retail properties</u> located in highly flourishing districts

Please refer to the attached material for the target investment portfolio and target investment ratio.



3. Details of the Changes

The Investment Corporation adheres to a basic policy that adopts a dynamic and flexible investment stance, which accurately reflects its environment and market trends, endeavors to ensure a timely response to each and every opportunity, and strives to develop a diversified investment portfolio with a three-point investment criteria based on property type, area and size. Working from this policy, as of December 11, 2006, the Investment Corporation owned a portfolio of 65 properties with a total acquisition costs of approximately ¥150 billion, demonstrating its success in diversifying properties.

The Investment Corporation has previously emphasized investment in mid-sized office buildings located in the Tokyo Metropolitan Area. However, to respond to recent conditions in the office leasing market (increased rent levels, improvement of occupancy ratios, etc.), the Investment Corporation has decided to invest mainly in office buildings and to make no new investment in residential properties for a certain period. The Investment Corporation previously invested in central urban-type retail properties located in highly flourishing districts as an alternative to investment in office buildings. To make this situation evident, the Investment Corporation has decided to refer to these past investments as "Central Urban-Type Retail Properties," rather than simply as "Retail Properties."

4. Other

The Investment Corporation submitted an extraordinary report today.

This notice is the English translation of the Japanese announcement on our Web site released on December 11, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.



[Attachment]

After the Change in Management Guidelines

Investment Portfolio Target			Investment Ratio Target
A・Type of Use	Office Buildings	Office buildings for leasing purposes as their principal use	50-100%
	Residential Properties	Residential properties for leasing purposes as their principal use	0-30%
	Central Urban-Type Retail Properties	Central urban-type retail properties located in highly flourishing districts	0-20%
	Other	Amusement parks, business hotels, parking, educational, medical and health care-related facilities, low-lying leasehold land and other	0% for now
B・Area	Tokyo Metropolitan Area	Major cities in Tokyo, Kanagawa, Saitama and Chiba prefectures	More than 70%
	Other Regional Areas	Primarily government-designated cities in Other Regional Areas	Less than 30%
C・Size	Minimum Investment	Office Buildings, Central Urban-Type Retail Properties, Other	More than 1.0 billion yen per investment
		Residential Properties	More than 0.5 billion yen per investment
	Maximum Investment	Investment in a single property shall not exceed 30% of the total investment portfolio after acquisition	

※ Investment Ratio = The subtotal of investment in each asset classification / Total acquisition price of the investment portfolio

※ Acquisition Price = The price only refers to the purchase price of real estate or trust beneficiary interest, and excludes the taxes and acquisition expenses.

Before the Change of Management Guidelines

Investment Portfolio Target			Investment Ratio Target
A・Type of Use	Office Buildings	Office buildings for leasing purposes as their principal use	More than 50%
	Residential Properties	Residential properties for leasing purposes as their principal use	More than 20%
	Retail Properties	Mainly central urban-type retail properties located in highly flourishing districts	Less than 30%
	Other	Amusement parks, business hotels, parking, educational, medical and health care-related facilities, low-lying leasehold land and other	
B・Area	Tokyo Metropolitan Area	Major cities in Tokyo, Kanagawa, Saitama and Chiba prefectures	More than 70%
	Other Regional Areas	Primarily government-designated cities in Other Regional Areas	Less than 30%
C・Size	Minimum Investment	Office Buildings, Retail Properties, Other	More than 1.0 billion yen per investment
		Residential Properties	More than 0.5 billion yen per investment
	Maximum Investment	Investment in a single property shall not exceed 30% of the total investment portfolio after acquisition	

※ Investment Ratio = The subtotal of investment in each asset classification / Total acquisition price of the investment portfolio

※ Acquisition Price = The price only refers to the purchase price of real estate or trust beneficiary interest, and excludes the taxes and acquisition expenses.

11. Press Release titled "Financial Report for the Fiscal Period Ended October 31, 2006," dated December 11, 2006.

Translation Purpose Only

FINANCIAL REPORT FOR THE FISCAL PERIOD ENDED OCTOBER 31, 2006
(May 1, 2006 to October 31, 2006)

December 11, 2006

Kenedix Realty Investment Corporation is listed on the Tokyo Stock Exchange with the securities code number 8972.
(URL http://www.kdx-reit.com)

Contact Kenedix REIT Management, Inc.
Masahiko Tajima, General Manager, Financial Planning Division
TEL +81-3-5288-7629

Board of Directors meeting for approving financial results: December 11, 2006
The first distribution payment is scheduled for January 15, 2007

1. PERFORMANCE FOR THE FISCAL PERIOD ENDED APRIL 30, 2006 AND OCTOBER 31, 2006

(1) Business Results

(The amount is rounded down to the nearest ¥million)

	Operating Revenues		Operating Income		Ordinary Income		Net Income	
Third Fiscal Period	¥5,288	184.2%	¥2,565	190.9%	¥2,125	192.7%	¥2,124	192.7%
Second Fiscal Period	¥2,871	140.1%	¥1,343	127.8%	¥1,103	353.7%	¥1,101	354.9%

	Net Income per Unit	Return on Unitholders' Equity(ROE)	<Reference> (Annualized)	Ordinary Income to Total Assets	<Reference> (Annualized)	Ordinary Income to Operating Revenues
Third Fiscal Period	¥13,575	3.1%	6.2%	1.7%	3.3%	40.2%
Second Fiscal Period	¥13,884	2.5%	4.9%	1.3%	2.6%	38.4%

Notes:
1. Net income per unit is calculated using the average number of investment units for the third fiscal period: 156,460units.
   Net income per unit is calculated using the average number of investment units for the second fiscal period: 79,370 units.
2. Changes in accounting policies: Yes
3. Percentage change figures are shown for operating revenues, operating income, ordinary income and net income
4. Annualized percentage figures = Percentage figures for the relevant fiscal period / Number of actual investment management days for the relevant fiscal period × 365 days.
5. Return on unitholders' equity and ordinary income to total assets is calculated using the average of the respective balances of unitholders' equity and total assets as of the beginning and end of the fiscal period.

(2) Distribution

(The total distribution is rounded down to the nearest ¥million.)

	Distributions per Unit (Yen) Excluding Excess of Earnings	Total Distribution (Millions of Yen)	Distributions in Excess of Earnings per Unit (Yen)	Total Distributions in Excess of Earnings	Payout Ratio	Distribution Ratio to Unitholders' Equity
Third Fiscal Period	¥13,529	¥2,124	–	–	99.9%	2.3%
Second Fiscal Period	¥13,884	¥1,101	–	–	99.9%	2.4%

Note: The payout ratio is rounded down to the nearest first decimal place.

(3) Financial Position

(The total assets and unitholders' equity are rounded down to the nearest ¥million.)

	Total Assets (Millions of Yen)	Unitholders' Equity (Millions of Yen)	Unitholders' Equity to Total Assets	Unitholders' Equity per Share of Common Stock (Yen)
Third Fiscal Period	¥160,314	¥90,933	56.7%	¥579,192
Second Fiscal Period	¥92,053	¥45,387	49.3%	¥571,840

2. FORECAST OF RESULTS FOR THE FOURTH FISCAL PERIOD
(November 1, 2006 to April 30, 2007)

	Operating Revenues (Millions of Yen)	Ordinary Income (Millions of Yen)	Net Income (Millions of Yen)	Distribution per Unit(Yen)Excluding Excess of Earnings	Distribution in Excess of Earings per Unit (Yen)
Fourth Fiscal Period	¥5,542	¥2,075	¥2,074	¥13,200	—

Reference: Estimated net income per unit for the fourth fiscal period: ¥13,200

Note: Forecasts presented in this document are based on "Assumptions for Forecasts for the Fourth Fiscal Period (from November 1, 2006 to April 30, 2007)" indentified in a separate reference. Forecasts for net income and distribution per unit may differ from actual results due to changes in operating conditions and a variety of factors. Accordingly, Kenedix Realty Investment Corporation does not gurantee any distribution amount.

1. **Basic Structure — Overview of Companies Related to the Investment Corporation**

(Please refer to page 81 for details)

2. **Management Policy and Operating Conditions**

(1) Management Policy

(Please refer to page 84 for details)

(2) Operating Conditions

(1) Operating Conditions for the Fiscal Period under Review

A. The Investment Corporation

The Investment Corporation was established on May 6, 2005 in accordance with the Investment Trust and Investment Corporation Law ("the Investment Trust Law"). On July 21, 2005, the Investment Corporation was listed on the Real Estate Investment Trust Market of the Tokyo Stock Exchange. (Securities Code: 8972). Thereafter, the Investment Corporation first reported its operating results for period ending on October 31, 2005. As of October 31, 2006, the end of the third fiscal period, the number of investment units issued and outstanding totaled 157,000 units.

The Investment Corporation appointed Kenedix REIT Management, Inc. ("Asset Management Company") as its asset management company. In concert with the Asset Management Company, the Investment Corporation strives to maximize cash distribution to investors by securing stable earnings and sustainable investment growth. To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation endeavors to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.

B. Investment Environment and Management Performance

(a) Investment Environment

During the fiscal period under review, the Japanese economy made an improvement in corporate earnings and capital expenditures along with robust employment conditions. Although growth in personal consumption was stagnant, the economic recovery continued.

As for real estate, according to a land and property price survey conducted by prefectural and local governments on July 1, 2006, commercial and residential property prices in the three major metropolitan areas rose for the first time in 16 years. Tokyo's 23 wards, Osaka, and Kyoto are showing an increasing trend for higher property prices and an even higher margin of increase. Average commercial property prices are on an upward trend in Tokyo and increasing in each prefecture, including Chiba, Kanagawa, Aichi, Kyoto, and Osaka. Thus, land prices in the central inner cities of Japan's three major metropolitan areas and in outlying regions are showing a clear price recovery, as revealed in the land prices officially announced in 2006.

(b) Management Performance

In the beginning of the fiscal period under review, the Investment Corporation acquired 26 properties with a total acquisition costs of ¥58,033 million. From the viewpoint of review of its portfolio, the Invesment Corporation sold 2 residential properties (total acquisition costs of ¥1,708 million) on May 10, 2006. Using the original network of the Asset Management Company, the Investment Corporation acquired 4 office buildings and 1 residential property in the Tokyo Metropolitan Area during the third fiscal period with a total acquisition costs of ¥8,983 million. As a result, the number of properties owned as of October 31, 2006 stood at 64, with a total acquisition costs of ¥146,742 million. Looking at the portfolio as a whole, 58.7% was comprised of office buildings, 30.2% of residential properties and 10.9% retail properties on an acquisition price basis. In addition, the occupancy ratio as of the end of the third fiscal period was 95.3%, reflecting stable investment and asset management.

<External Growth Performance after IPO>

		Immediately following IPO (as of August 1, 2005)		First Fiscal Period (as of October 31, 2005)		Second Fiscal Period (as of April 30, 2006)		Third Fiscal Period (as of October 31, 2006)	
		Total Acquisition Price (¥ millions)	Ratio (%)	Total Acquisition Price (¥ millions)	Ratio (%)	Total Acquisition Price (¥ millions)	Ratio (%)	Total Acquisition Price (¥ millions)	Ratio (%)
Type of Use	Office Building	32,197	52.7	37,767	54.6	48,269	59.2	86,224	58.7
	Residential Properties	18,986	31.0	18,986	27.4	20,786	25.5	44,459	30.2
	Retail Properties	9,900	16.2	12,379	17.9	12,379	15.2	16,059	10.9
	Total	61,083	100.0	69,132	100.0	81,434	100.0	146,742	100.0
Area	Tokyo Metropolitan Area	58,802	96.2	61,281	88.6	71,783	88.1	123,321	84.0
	Other Regional Areas	2,281	3.7	7,851	11.3	9,651	11.8	23,421	15.9
	Total	61,083	100.0	69,132	100.0	81,434	100.0	146,742	100.0

Notes:

1. Total acquisition costs is the total acquisition price for each property classified by type and area.
2. Total acquisition costs is rounded down to the nearest million yen. Percentages are rounded down to the nearest first decimal place.

Operation and Management of Existing Properties

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as its sole property management company for the entire portfolio as of the end of the third fiscal period. In establishing a single point of contact for all matters relating to property management activities, the Investment Corporation strives to secure consistent policies, specifications and procedures along with ensuring swift and quality service. As of October 31, 2006, the investment portfolio maintains a high occupancy ratio. The Investment Corporation is satisfied with the quality of property management.

In addition to property management services, the Investment Corporation has executed master lease agreements with Kenedix Advisors covering all of its properties held as of October 31, 2006 (excluding Residence Charmante Tsukishima, Jinnan-zaka Frame, ZARA Tenjin Nishi-dori and tenants without approval for subleasing). In appointing a member of the Kenedix Group as lessee, the Investment Corporation is able to provide better tenant-oriented leasing management through Kenedix Advisors. At the same time, this scheme allows the Investment Corporation to more effectively utilize tenant security and guarantee deposits.

The Investment Corporation leverages scale merits and the communication and negotiation skills of the Kenedix Group in an effort to reduce operating costs. and have succeeded reductions in building maintenance costs.

CS Strategy-Based Leasing Management

The Investment Corporation recognizes each tenant as a key customer and strives to enhance customer satisfaction and raise the competitiveness of its properties as the means to maintain and increase earnings. As a part of these efforts, the Asset Management Company implemented a survey in collaboration with J.D. Power Asia Pacific Inc., an internationally recognized company that engages in customer satisfaction evaluation, covering the Investment Corporation's office building portfolio. As a part of this survey the administration officers of each tenant and tenant employees were asked to respond to many questions including building location and environment, external façade, entrance, air conditioning system of lease space areas, lighting ventilation, OA compliant, elevators, toilets, kitchen facilities, smoking area, parking, management company service, status and standard of cleaning, security, fire prevention and remarks of each building and its facilities as well as the nature and quality of operating and management services.

On a scale of five, respondents were asked to rank each of the aforementioned questions. The survey provided invaluable information pertaining to the strengths and weaknesses of each building. Under the remarks section, a number of respondents provided insightful observations. Based on survey results, the Investment Corporation will work to clarify and improve outstanding issues.

Through this vital feedback channel, the Investment Corporation will also implement appropriate maintenance and renovation for each property taking into consideration associated costs and benefits. Through these means, the Investment Corporation is working efficiently to generate improvements in rent levels and asset values, increase earnings and promote sustained internal growth.

C. Capital Acquisition

To support the acquisition of additional assets, the Investment Corporation undertook debt financing of ¥20 billion during the third fiscal period comprising ¥18 billion of long-term debt and ¥2 billion of short-term debt. As a result, the balance of debt financing as of October 31, 2006 stood at ¥62 billion comprising ¥48.5 billion of long-term debt and ¥13.5 billion of short-term debt. Of this amount, ¥37.3 billion of long-term debt as of October 31, 2006 was procured on a floating rate basis. In order to minimize the risk of future increase in interest rate, the Investment Corporation has entered into interest-rate swap agreements, effectively fixing applicable interest rates.

Since its public listing through to the end of the third fiscal period, the Investment Corporation has undertaken flexible debt funding on both an unsecured and unguaranteed basis. This is the result of the high standing in which the Investment Corporation, its investment policies, asset quality as well as the personnel and expertise of the Asset Management Company are held among financial institutions. In addition, the Investment Corporation strives to diversify repayment dates for its debt financing in an effort to reduce refinancing risk. The Investment Corporation also strives to extend average repayment period by placing added emphasis on long-term debt.

Note: Short-term debt is repayable within 1 year. Long-term debt is repayable over terms exceeding 1 year.

D. Operating Results and Cash Distribution

As a result of the aforementioned management performance, the Investment Corporation reported operating revenues of ¥5,288 million for its third fiscal period. Operating income was ¥2,565 million, ordinary income ¥2,125 million and net income ¥2,124 million.

In accordance with Article 67.15 of the Special Taxation Measures Law, the Investment Corporation distributes the total amount of its unappropriated retained earnings for each period. Cash distribution for the third fiscal period was ¥13,529 per unit.

(2) Outlook

A. Investment Environment

Looking ahead, the Japanese economy is forecasted to continue its path toward full-fledged recovery on the back of domestic private-sector demand. Favorable conditions are attributed to a robust corporate sector and the positive flow-on effects to the household sector. Buoyed by improvements in employment conditions resulting in an upswing in household disposable incomes, personal consumption is expected to increase. Signs are strong for capital expenditure growth, bolstered by an improvement in corporate earnings. Driven by the aforementioned gains in employment conditions and household disposable incomes, the construction of residential properties is also expected to bottom out with signs of upward movement.

Against this economic backdrop, positive signs are emerging in the domestic real estate market. Posted land prices for March 2006, and a land survey conducted by prefectural and local governments for September 2006, confirmed land and property price appreciation in the three major cities of Tokyo, Osaka and Nagoya. At the same time, land and property prices for specific major cities in regional areas are also increasing. On a nationwide basis, land and property prices are exhibiting increased polarization. Appreciation is restricted to major economic and financial centers of the Tokyo Metropolitan Area (in particular the Central Tokyo), and specific regional areas that exhibit strong potential for population growth (for example, Sapporo in Hokkaido and Fukuoka in Kyushu).

From the perspective of real estate purchase and sales, the acquisition of prime properties is expected to become increasingly competitive. This is attributed to the continued flow of domestic and overseas real estate funds in search of higher returns. With little change anticipated in the foreseeable future, activities in the real estate market are expected to remain robust with positive conditions prevailing throughout.

B. Future Management Policies and Pending Issues

(a) Existing Property Management Strategy

Rental revenues provide a major source of income for the Investment Corporation. Accordingly, every effort is made to maintain and enhance rent level and occupancy ratios, key components in the Investment Corporation's leasing activities. While taking into consideration economic and real estate market trends, the Investment Corporation adopts a tenant-oriented approach to its leasing activities with the aims of ensuring a timely and flexible response as well as optimal tenant satisfaction.

Based on the aforementioned, the Asset Management Company undertakes property management activities as follows.

- Implement customer satisfaction surveys in an effort to identify tenant needs. Implement appropriate remedial and improvement measures.

- Enhance tenant satisfaction and property competitive advantage through renovation of co-owned areas as well as upgrades and renewal for the facility.
- Promote new tenant leasing activities together with existing tenant renewal negotiations based on movements in real estate leasing markets and tenant needs in an effort to capitalize on "trends" and "timing".
- Strengthen leasing activities through efforts to improve ties with leasing intermediary companies.
- Review property management contents and standards.

The Investment Corporation has appointed Kenedix Advisors Co., Ltd. as the Property Management Company for its entire portfolio.

(b) New Property Investment Strategy

The Investment Corporation will continue to invest mainly in mid-sized office buildings located in the Tokyo Metropolitan Area and make no new investment in residential properties for a certain period of time. Also, the Investment Corporation will invest in central urban-type retail properties located in highly flourishing districts as an alternative to investment in office buildings. To facilitate the implementation of the aforementioned investment policy, the Investment Corporation will leverage the "Multi-Pipeline" provided by the support line of the Kenedix Group, which is comprised of both Kenedix, Inc., Kenedix Advisors Co., Ltd. and other related companies, in addition to the original network of the Asset Management Company.

Through this support-line, the Asset Management Company is positioned to secure real estate information related to properties, for which the Kenedix Group acts as intermediary, pension funds, private placement funds and development properties. Based on this information and depending on its source, the Investment Corporation via the Asset Management Company is able to consider acquisition either on a priority basis or at the same time as all other third parties. Against the backdrop of a competitive market, the role of this support line is increasingly significant in the Asset Management Company's acquisition of quality properties.

Another key role of the support-line is to facilitate property acquisition through the warehousing function. Under the warehousing function, members of the Kenedix Group may acquire or temporarily hold an investment property sourced from the original network of the Asset Management Company on those occasions when the Investment Corporation is not itself in the immediate position to acquire the property, or for timing reasons the property fails to completely comply with the Investment Corporation's investment criteria. In the case of the warehousing function, the Investment Corporation maintains "first priority" arrangements to acquire the property once initial obstacles have been cleared.

(c) Financial Strategy (Debt Financing)

The Investment Corporation will continue to pursue debt financing on an unsecured and unguaranteed basis and as well as make arrangements to ensure fixed interest rate debt in line with interest rate trends and other considerations.

In addition, the Investment Corporation will seek to diversify its debt repayment period to reduce refinancing risk, maintain long-term debt ratios at or above prudent levels and issue investment corporation bonds with the aim of extending the average repayment period of its liabilities.

The Investment Corporation will maintain the ratio of interest-bearing debt to total assets at a prudent level and implement leveraged management in an effort to ensure stable financial management.

(d) Information Disclosure

Consistent with its basic information disclosure policy, the Investment Corporation proactively engages in IR activities with the aim of promptly providing a wide range of relevant information to investors. In specific terms, the Investment Corporation provides information through the Timely Disclosure Network System(TDnet), which is a system operated by the Tokyo Stock Exchange, as well as press releases and its Web site (URL: http://www.kdx-reit.com).

(3)Important Subsequent Events

There were no important events following account settlement of the third fiscal period.

(Reference)

① Acquisition of Property

The Investment Corporation has aquired the following property on December 1, 2006.

Property Name		KDX Nishi-Gotanda Building (Note)
Type of Acquisition		Real estate
Location (Address)		7-20-9 Nishi-gotanda Shinagawa-ku, Tokyo
Usage		Office, Parking
Type of Structure		Flat-roofed steel-reinforced concrete structure; one underground and eight above-ground floors
Site Area	Land	684.41 m²
	Building	5,192.87 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		November 20, 1992
Construction Company		Kabushikigaisha Fujiko
Probable Maximum Loss		8.23% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥4,200,000,000

Note: The current name of the KDX Nishi-Gotanda Building is the "FSD Building." Plans are in place to change the name of the "FSD Building" to the "KDX Nishi-Gotanda Building" on April 1, 2007.

② Debt Financing

The Investment Corporation has executed the following debt financing on December 1, 2006.

Series 13-A

Lender : Sumitomo Mitsui Banking Corporation
Amount : ¥1,500 million
Interest Rate : 0.75182% floating rate of interest (Note)
Repayment Date : November 30, 2007
Collateral : Unsecured, unguaranteed

Note: The interest rate covers the period commencing December 1, 2006 through February 28, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.25%.

Series 13-B

Lender : The Norinchukin Bank
Amount : ¥2,500 million
Interest Rate : 1.00182% floating rate of interest (Note)
Repayment Date : November 30, 2011
Collateral : Unsecured, unguranteed

Note: The interest rate covers the period commencing December 1, 2006 through February 28, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.50%. The Investment Corporation has entered into an interest-rate swap transaction and the interest rate applicable through February 28, 2011 is 1.96375%.

③ Acquiring Credit Rating

As a part of efforts to diversify procurement methods, including the issue of investment corporation bonds, and to extend the average repayment period for its overall debt financing, the Investment Corporation acquired a credit rating of A+ (Outlook : Stable) from Japan Credit Rating Agency, Ltd. on December 11, 2006. The Investment Corporation's investment policies, quality of individual assets, real estate portfolio, the unsecured and unguaranteed nature of debt financing, quality of the Asset Management Company's personnel and the support of the Kenedix Group were appraised by the credit rating agency. This is the second credit rating acquired following the A3 (Outlook : Stable) from Moody's Investors Services, Inc. on February 28, 2006.

<Credit Rating>

Credit Rating Agency	Details of the Rating
Japan Credit Rating Agency, Ltd.	Senior Debts : A+
	Outlook: Stable

④ Review of Portfolio Development Policy

A. Overview

The Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio adopting a three-point investment criteria based on property type, area and size for its basic policy. Based upon this basic policy, the Investment Corporation has conducted a review of its portfolio development policies in order to shift to investments in office buildings, and has made changes to the management guidelines of the Asset Management Company.

B. The Major Changes in the Management Guidelines

Portfolio Development Policy

After the Change in Management Guidelines	Before the Change in Management Guidelines
Taking into consideration the liquidity and scale of the real estate market, the degree of real estate market information, prudent diversification based on the type of use for each property, diversification of the tenant base, and the management results of the Kenedix Group, the Investment Corporation shall invest mainly in office buildings, and also shall be able to invest in central urban-type retail properties, residential properties, and other properties.	Taking into consideration the liquidity and scale of the real estate market, the degree of real estate market information, prudent diversification based on the type of use for each property, diversification of the tenant base, and the management results of the Kenedix Group, the Investment Corporation shall invest primarily in office buildings, residential properties, retail properties and other properties.
"Central Urban-Type Retail Properties" refers to retail properties located in highly flourishing districts with high potential for attracting alternative tenants.	"Retail Properties" refers to mainly central urban-type retail properties located in highly flourishing districts

C. Details of the Changes

The Investment Corporation adheres to a basic policy that adopts a dynamic and flexible investment stance, which accurately reflects its environment and market trends, endeavors to ensure a timely response to each and every opportunity, and strives to develop a diversified investment portfolio with a three-point investment criteria based on property type, area and size. Working from this policy, as of December 11, 2006, the Investment Corporation owned a portfolio of 65 properties with a total acquisition costs of approximately ¥150 billion, demonstrating its success in diversifying properties.

The Investment Corporation has previously emphasized investment in mid-sized office buildings located in the Tokyo Metropolitan Area. However, to respond to recent conditions in the office leasing market (increased rent levels, improvement of occupancy ratios, etc.), the Investment Corporation has decided to invest mainly in office buildings and to make no new investment in residential properties for a certain period. The Investment Corporation previously invested in central urban-type retail properties located in highly flourishing districts as an alternative to investment in office buildings. To make this situation evident, the Investment Corporation has decided to refer to these past investments as "Central Urban-Type Retail Properties," rather than simply as "Retail Properties."

D. Investment Portfolio Target

After the Change in Management Guidelines

Investment Portfolio Target			Investment Ratio Target
A・Type of Use	Office Buildings	Office buildings for leasing purposes as their principal use	50-100%
	Residential Properties	Residential properties for leasing purposes as their principal use	0-30%
	Central Urban-Type Retail Properties	Retail properties located in highly flourishing districts	0-20%
	Other	Amusement parks, business hotels, parking, educational, medical and health care-related facilities, low-lying leasehold land and other	0% for now
B・Area	Tokyo Metropolitan Area	Major cities in Tokyo, Kanagawa, Saitama and Chiba prefectures	More than 70%
	Other Regional Areas	Primarily government-designated cities in Other Regional Areas	Less than 30%
C・Size	Minimum Investment	Office Buildings, Central Urban-Type Retail Properties, Other	More than 1.0 billion yen per investment
		Residential Properties	More than 0.5 billion yen per investment
	Maximum Investment	Investment in a single property shall not exceed 30% of the total investment portfolio after acquisition	

Before the Change of Management Guidelines

Investment Portfolio Target			Investment Ratio Target
A・Type of Use	Office Buildings	Office buildings for leasing purposes as their principal use	More than 50%
	Residential Properties	Residential properties for leasing purposes as their principal use	More than 20%
	Retail Properties	Mainly central urban-type retail properties located in highly flourishing districts	Less than 30%
	Other	Amusement parks, business hotels, parking, educational, medical and health care-related facilities, low-lying leasehold land and other	
B・Area	Tokyo Metropolitan Area	Major cities in Tokyo, Kanagawa, Saitama and Chiba prefectures	More than 70%
	Other Regional Areas	Primarily government-designated cities in Other Regional Areas	Less than 30%
C・Size	Minimum Investment	Office Buildings, Retail Properties, Other	More than 1.0 billion yen per investment
		Residential Properties	More than 0.5 billion yen per investment
	Maximum Investment	Investment in a single property shall not exceed 30% of the total investment portfolio after acquisition	

※ Investment Ratio = The subtotal of investment in each asset classification / Total acquisition price of the investment portfolio

※ Acquisition Price = The price only refers to the purchase price of real estate or trust beneficiary interest, and excludes the taxes and acquisition expenses.

(4) Outlook

Forecasts for the fourth fiscal period (November 1, 2006 to April 30, 2007) are presented as follows. Please refer to the "Preconditions and Assumptions for the Fiscal Periods Ending April 30, 2007" below for factors that underpin forecasts.

Operating Revenues	¥5,542 million
Ordinary Income	¥2,075 million
Net Income	¥2,074 million
Distribution per Unit	¥13,200
Distribution in Excess of Earnings per Unit	¥0

Note: Forecast figures are calculated based on certain assumptions. Readers are advised that actual operating revenues, net income and distribution per unit may differ significantly from forecasts due to a variety of reasons. Accordingly, the Investment Corporation does not guarantee payment of the forecast distribution per unit.

"Preconditions and Assumptions for the Fiscal Periods Ending April 30, 2007"

	Preconditions and Assumptions
Property Portfolio	• Forecasts for the fiscal period ending April 30, 2007 are based on a property portfolio totaling 65 properties held as of December 11, 2006, • The property portfolio may change due to a variety of factors.
Operating Revenues	• Rental revenues are estimated based on historic performance and a variety of factors including each property's competitive standing and market and other conditions.
Operating Expenses	• Property expenses other than depreciation are based on historic expenses, adjusted to reflect the variable nature of expenses. • In general, property tax and city planning tax are allocated to the seller and purchaser on a pro rata basis at the time of acquisition settlement. In the case of the Investment Corporation, an amount equivalent to the portion allocated to the purchaser is included in the acquisition price of the property. • Repairs, maintenance and renovation expenses are estimated based on the Asset Management Company budgeted amounts for each property and amounts considered essential for each period. Actual repairs, maintenance and renovation expenses for each fiscal period may, however, differ significantly from estimated amounts due to unforeseen circumstances or emergencies. • For the fiscal period ending April 30, 2007, approximate amounts of ¥1,199 million, has been estimated for depreciation expense.
Non-Operating Expenses	• Amounts for interest payable of ¥431 million has been forecasted for the fiscal period ending April 30, 2007.
Debt Financing	• For the fourth fiscal period, forecast are based on a debt financing total balance of ¥66,000 million as of December 11, 2006. Forecasts are also based on an assumption that the balance of debt financing shall remain unchanged in the fourth fiscal period.
Investment Units Issued and Outstanding	• The Investment Corporation has 157,000 investment units issued and outstanding as of December 11, 2006. Forecasts are based on the assumption that the balance of investment units issued and outstanding will remain unchanged through the fourth fiscal period (November 1, 2006 to April 30 2007).
Distributions per Unit	• Distributions per unit of amounts less than ¥1 are omitted. Calculations are based on a 100% distribution of unappropriated retained earnings.
Distributions in Excess of Earnings per Unit	• The Investment Corporation does not currently anticipate distributions in excess of earnings per unit.
Other	• Forecasts are based on the assumption that any revisions to regulatory requirements, taxation, accounting standards, public listing regulations or requirements of the Investment Trusts Association, Japan will not impact forecast figures. • Forecasts are based on the assumption that there will be no major unforeseen changes to economic trends and in real estate and other markets.

3. Financial Statements

(1) Financial Condition

① Balance Sheets

	Third Fiscal Period (As of October 31, 2006)		Second Fiscal Period (As of April 30, 2006)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
ASSETS						
I. Current assets	10,243,869	6.4	8,119,288	8.8	2,124,580	126.2
Cash and bank deposits	4,709,666		4,897,035		△187,369	
Entrusted deposits	4,779,041		2,946,056		1,832,985	
Rental receivables	83,374		47,703		35,670	
Prepaid expenses	47,206		23,925		23,280	
Consumption tax refundable	599,486		138,322		461,163	
Other current assets	25,093		66,244		△41,150	
II. Fixed assets	149,945,921	93.5	83,893,031	91.1	66,052,890	178.7
1. Property and equipment, at cost *1	149,719,621	93.4	83,434,736	90.6	66,284,885	179.4
Buildings	1,313,459		992,915		320,544	
Structures	52,813		55,321		△2,508	
Machinery and equipment	1,879		—		1,879	
Tools, furniture and fixtures	2,760		—		2,760	
Land	2,148,301		1,345,661		802,639	
Buildings held in trust	55,173,235		28,954,013		26,219,221	
Structures held in trust	247,088		131,961		115,127	
Machinery and equipment held in trust	667,292		410,137		257,154	
Tools, furniture and fixtures held in trust	546,862		560,719		△13,857	
Land held in trust	89,565,928		50,984,005		38,581,922	
2. Investment and other assets	226,300	0.1	458,295	0.5	△231,994	49.4
Leasehold and security deposits	18,205		17,488		716	
Long-term prepaid expenses	76,874		43,020		33,853	
Derivative assets	131,220		397,786		△266,565	
III Deferred	124,550	0.1	40,717	0.1	83,833	305.9
Organization costs	35,627		40,717		△5,089	
Unit Issuance Costs	88,923		—		88,923	
Total assets	160,314,341	100.0	92,053,037	100.0	68,261,304	174.2

	Third Fiscal Period (As of October 31, 2006)		Second Fiscal Period (As of April 30, 2006)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
LIABILITIES						
I Current liabilities	16,204,462	10.1	12,239,887	13.3	3,964,575	132.4
Trade payables	289,763		106,410		183,353	
Short-term debt	13,500,000		11,500,000		2,000,000	
Current portion of long-term debt	1,500,000		—		1,500,000	
Other payables	117,128		82,546		34,582	
Accrued expenses	27,362		15,557		11,804	
Accrued income taxes	923		1,015		△91	
Rents received in advance	767,536		529,894		237,641	
Deposits received	1,748		4,462		△2,714	
II Long-term liabilities	53,176,581	33.2	34,426,133	37.4	18,750,447	154.5
Long-term debt	47,000,000		30,500,000		16,500,000	
Leasehold and security deposits received	184,398		131,646		52,751	
Leasehold and security deposits held in trust received	5,940,494		3,396,700		2,543,793	
Unrealized gain on derivatives	—		397,786		△397,786	
Deferred tax liability	51,687		—		51,687	
Total liabilities	69,381,044	43.3	46,666,021	50.7	22,715,022	148.7
(Net assets)*2						
I. Unitholder's equity	90,853,764	56.6	—	—	90,853,764	—
1. Capital stock	88,729,652	55.4	—	—	88,729,652	—
2. Retained earnings						
Retained earnings at end of period	2,124,112		—		2,124,112	
II. Valuation and translation adjustments	79,532	0.1	—	—	79,532	—
Unrealized gain from deferred hedge	79,532		—		79,532	
Total net assets	90,933,297	56.7	—	—	90,933,297	—
Total liabilities and assets	160,314,341	100.0	—	—	160,314,341	—
UNITHOLDERS' EQUITY *3						
I UNITHOLDERS' CAPITAL	—	—	44,285,002	48.1	△44,285,002	—
Total unitholders' capital *2	—	—	44,285,002	48.1	△44,285,002	—
II Retained earnings						
Retained earnings at end of period	—	—	1,102,013	1.2	△1,102,013	—
Total unitholders' equity	—	—	45,387,015	49.3	△45,387,015	—
Total liabilities and unitholders' equity	—	—	92,053,037	100.0	△92,053,037	—

② Statements of Income and Retained Earnings

	Third Fiscal Period (As of October 31, 2006)		Second Fiscal Period (As of April 30, 2006)		Increase / Decrease	
	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)	(Thousands in Yen)	(%)
1. Operating revenues	5,288,833	100.0	2,871,789	100.0	2,417,044	184.2
Rental revenues *1	4,549,456		2,574,667		1,974,788	
Other rental revenues *1	582,043		297,122		284,921	
Profit on sale of trust beneficiary interests in real estate*2	157,334		—		157,334	
2. Operating expenses	2,723,641	51.5	1,527,805	53.2	1,195,835	178.3
Property-related expenses *1	2,397,201		1,265,551		1,131,650	
Asset management fees	203,841		150,113		53,728	
Directors' salaries	5,400		5,400		—	
Custodian fees	11,705		10,232		1,472	
Administrative service fees	35,022		27,544		7,478	
Audit fees	5,900		4,000		1,900	
Other operating expenses	64,569		64,963		△394	
Operating income	2,565,192	48.5	1,343,983	46.8	1,221,208	190.9
3. Non-operating revenues	2,389	0.1	5,198	0.2	△2,809	46.0
Interest income	461		11		449	
Other Non-operating revenues	1,927		5,187		△3,259	
4. Non-operating expenses	442,500	8.4	246,168	8.6	196,331	179.8
Interest expense	375,765		164,606		211,158	
Financing related expense	20,904		11,743		9,161	
Amortization of unit issuance costs	17,784		55,118		△37,334	
Amortization of organization costs	5,089		5,089		—	
Other non-operating expenses	22,956		9,610		13,346	
Ordinary income	2,125,081	40.2	1,103,014	38.4	1,022,067	192.7
Income before income taxes	2,125,081	40.2	1,103,014	38.4	1,022,067	192.7
Current income taxes	1,009	0.0	1,017	0.0	△8	99.2
Deferred income taxes	0		△2		2	—
Net Income	2,124,071	40.2	1,101,999	38.4	1,022,072	192.7
Retained earnings at the beginning of period	40		14		26	285.9
Retained earnings at the end of period	2,124,112		1,102,013		1,022,098	192.7

③ Statements of Changes in Unitholder's Equity

Third Fiscal Period (May 1, 2006 to October 31, 2006)

(Thousands in Yen)

	Unitholder's Equity			Valuation and Translation Adjustments		Total Net Assets
	Unitholders' Capital*[1]	Retained Earnings	Total Unitholder's Equity	Unrealized gain from Deferred Hedge	Total Valuation and Translation Adjustments	
		Retained Earnings at end-period				
Balance at the beginning of a period	44,285,002	1,102,013	45,387,015	—	—	45,387,015
Changes during the fiscal period						
New unit issuance	44,444,649	—	44,444,649	—	—	44,444,649
Payment of dividends	—	△1,101,973	△,101,973	—	—	△1,101,973
Net Income	—	2,124,071	2,124,071	—	—	2,124,071
Interest-rate swap	—	—	—	79,532	79,532	79,532
Total changes during the fiscal period	44,444,649	1,022,098	45,466,748	79,532	79,532	45,546,281
Balance at the end of period	88,729,652	2,124,112	90,853,764	79,532	79,532	90,933,297

Note: The statement of changes in unitholders' equity is required to disclose from this fiscal period.

④Basis for Calculating CashDistribution

(Unit: Yen)

	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (Reference) (November 1, 2005 to April 30, 2006)
I. Retained earnings at the end of period	2,124,112,014	1,102,013,492
II. Total Distribution	2,124,053,000	1,101,973,080
(Distribution per Unit)	(13,529)	(13,884)
III. Retained Earnings bring to next period	59,014	40,412
Method of calculating the distribution amount	The Investment Corporation determines the amount of distribution in accordance with Article 32-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥2,124,053,000 to 157,000 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 32-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.	The Investment Corporation determines the amount of distribution in accordance with Article 32-1 of its Articles of Incorporation, which must exceed 90% of its distributable income as stipulated in Article 67-15 of the Special Taxation Measures Law. The Investment Corporation has therefore decided to distribute the maximum amount of retained earnings at the period-end of period, namely totaling ¥1,101,973,080 to 79,370 units issued and outstanding. Procedures for the distribution of amounts exceeding distributable income are outlined in Article 32-2 of the Investment Corporation's Articles of Incorporation. In its fiscal period under review, the Investment Corporation has decided not to distribute cash in excess of distributable income.

⑤Statements of Cash Flows

	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (November 1, 2005 to April 30, 2006)	Increase / Decrease
		(Thousands of Yen)	
1. Cash flows from operating activities			
Income before income taxes	2,125,081	1,103,014	1,022,067
Depreciation	1,135,559	650,193	485,365
Amotization of long-term prepaid expenses	10,894	6,641	4,253
Interest income	△461	△11	△449
Interest expense	375,765	164,606	211,158
Amotization of organization costs	5,089	5,089	—
Amortization of unit issuance costs	17,784	—	17,784
Changes in rental receivables	△35,670	46,728	△82,399
Changes in consumption tax refundable	△461,163	771,867	△1,233,031
Changes in prepaid expenses	△23,280	6,956	△30,236
Changes in trade payables	183,353	△86,583	269,936
Changes in other payables	31,270	12,872	18,397
Changes in rents received in advance	237,641	149,650	87,991
Changes in deposits received	△2,714	△66,679	63,964
Changes in net property and equipment held in trust	1,763,670	—	1,763,670
Cash payments of long-term prepaid expenses	△44,748	△15,163	△29,585
Other-net	△65,643	△62,387	△3,255
Subtotal	5,252,426	2,686,794	2,565,632
Interest income receivables	461	11	449
Cash payments of interest expense	△363,960	△149,708	△214,251
Cash payments of income taxes	△1,015	△854	△160
Net cash provided by operating activities	4,887,912	2,536,243	2,351,668
2. Cash flows from investing activities			
Purchases of property and equipment	△1,143,962	△2,398,504	1,254,541
Purchases of property and equipment held in trust	△68,040,151	△10,774,905	△57,265,246
Payments of leasehold and security deposits held in trust	△716	△7,488	6,772
Purchases of leasehold and security deposits received	△4,600	△11,503	6,903
Payments of leasehold and security deposits received	57,351	143,150	△85,799
Payments of leasehold and security deposits received held in trust	△251,697	△208,757	△42,939
Proceeds from leasehold and security deposits held in trust	2,795,490	629,077	2,166,413
Payments of restricted bank deposits	△750,424	△82,013	△668,411
Proceeds from restricted bank deposits	225,669	181,003	44,665
Net cash used in investing activities	△67,113,039	△12,529,940	△54,583,099
3. Cash flows from financing activities			
Proceeds from short-term debt	13,000,000	1,500,000	11,500,000
Payment of dividends from short-term debt	△11,000,000	—	△11,000,000
Proceeds from long-term debt	18,000,000	11,500,000	6,500,000
Proceeds from issuance of units	44,444,649	—	44,444,649
Payments of dividends	△1,098,660	△239,969	△858,691
Net cash provided by financing activities	63,345,989	12,760,030	50,585,958
4. Net change in cash and cash equivalents	1,120,861	2,766,333	△1,645,471
5. Cash and cash equivalents at the beginning of period	7,057,143	4,290,810	2,766,333
6. Cash and cash equivalents at the end of period	8,178,004	7,057,143	1,120,861

⑥Notes

[Important Accounting Standards]

	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (November 1, 2005 to April 30, 2006)
1. Depreciation of fixed assets	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 25 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses The straight-line method is applied.	(1) Property and equipment (includes trust assets) The straight-line method is applied. Useful lives of the assets ranging are as follows: Buildings: 2 to 46 years Structures: 2 to 13 years Machinery and equipment: 3 to 17 years Tools, furniture and fixtures: 3 to 15 years (2) Long-term prepaid expenses Same applies as left.
2. Accounting policies for deferred assets	(1) Organization costs Organization costs are amortized over a period of 5 years. (2) New unit issuance costs Unit issuance costs are amortized over a period of three years. The spread method, in which the securities underwriters underwrite the unit at the underwritten price and offer them to investors at the issue price was used for the primary offering of new investment units conducted on May 1, 2006. Under the spread method, the difference between the issue price and the underwritten price represents the underwriting commission received by the securities underwriters, eliminating the need for the issuer to pay underwriting commissions. In connection with the primary offering of new investment units conducted on May 1, 2006, the total aggregate difference between the issue price and the underwritten price was ¥1,515,701 thousand. This expense would have been accounted as new unit issuance costs if the conventional method had been used in which the underwriters offer new units to the public at the underwritten price. Therefore, the spread method understated unit issuance costs by ¥1,263,084 thousand on the balance sheet and decreased amortization of unit issuance costs by ¥252,616 thousand and increased income before income taxes by the same amount compared to the conventional method.	(1) Organization costs Same applies as left. (2) New unit issuance costs New unit issuance costs are expensed as incurred.

3. Accounting standards for revenues and expenses	Accounting method for property tax Property-related taxes including property taxes, city planning taxes and depreciable property taxes are imposed on properties on a calendar year basis. These taxes are generally charged to rental expenses during the period and on a pro rata basis between the purchaser and the seller in the event of purchase and sale. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥181,936 thousand.	Accounting method for property tax Same applies as left. In connection with the acquisition of real estate including trust beneficiary interests in real estate during the fiscal period under review, the Investment Corporation included its pro rata property portion for the year in each property acquisition price and not as rental expense. The amount of property taxes included in acquisition prices for the fiscal period under review amounted to ¥31,992 thousand.
4. Accounting for hedges	(1) Hedge accounting method The deferred hedge method is applied. (2) Hedging instruments and risks hedged Hedge instruments The Investment Corporation enters into interest-rate swap transactions. Risks hedged Interest rates on debt. (3) Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. (4) Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two.	(1) Hedge accounting method Same applies as left. (2) Hedging instruments and risks hedged Same applies as left. (3) Hedging policy Same applies as left. (4) Method of evaluating the effectiveness of hedging Same applies as left.

5. The scope of cash and cash equivalents on statements of cash flows	For the purpose of cash flow statements, cash and cash equivalents consist of cash on hand, deposits received that can be withdrawn on demand, and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of a change in value	Same applies as left.
6. Other significant accounting policies utilized in the preparation of financial statements	(1) Accounting method for trust beneficiary interests in real estate and other assets The assets and liabilities as well as revenues and expenses of financial assets held in the form of trust beneficiary interests in real estate and other assets are recorded in full in the Investment Corporation's balance sheets and statements of income. Important line items included in accounting for financial assets in the Investment Corporation's balance sheet are as follows: 1. Cash and cash equivalents 2. Buildings, structures, machinery and equipment, tools, furniture and fixtures and land 3. Leasehold and security deposits received	(1) Accounting method for trust beneficiary interests in real estate and other assets Same applies as left.
	(2) Accounting method for consumption tax Consumption taxes are separately recorded. Non-deductible consumption taxes applicable to the acquisition of assets are included in the cost of acquisition for each asset.	(2) Accounting method for consumption tax Same applies as left.

[Notes to the Changes in Accounting Policy]

	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (November 1, 2005 to April 30, 2006)
Accounting standards for disclosure of net assets in the balance sheet	The Investment Corporation is applying "Accounting Standards for the Disclosure of Net Assets in the Balance Sheet" (Accounting Standard for Business Enterprises No. 5 of December 9, 2005) and "Application Guidelines for Accounting Standards for Disclosure of Net Assets in the Balance Sheet" (Accounting Standard for Business Enterprises No. 8 of December 9, 2005) from this fiscal year. The amount equivalent to the total in the "Unitholders' Equity" amounts to ¥90,853,764 thousand based on past methods.	―――
Method for calculating the issuance cost of investment units	With respect to the issuance cost of investment units, the Investment Corporation is changing from a method that calculates the entire amount at the time of payment to a method that	―――

	amortizes the amount over three years using the straight-line method. As a result of amendments made to the "Rules Concerning the Statement and Supplementary Statement which Affect the Distribution of Balance Sheets, Profit and Loss Statements, *Asset Management Reports, and the* Money of Investment Corporations" (Ministerial Ordinance No. 134 of 2000), this change will enable a more rational allocation of fund-raising costs and the leveling of periodic profits and losses because, with the recognition that the recording of deferred assets applies from this fiscal year, deferred assets can be recorded and the fund raising effects of issuing investment units are viewed as extending not only to this fiscal year but also to the next fiscal year and beyond. In addition, the Investment Corporation is applying "Short-term Disposal for Deferred Asset Accounting Procedures" (Business Report No. 19) from this fiscal year, amortizing costs using the straight-line method, and disclosing "Issuance Cost of New Investment Units" as the "Issuance Cost of Investment Units." These changes resulted in a ¥88,923 thousand reduction in non-operating expenses, *and an increase in* ordinary income and income before income taxes by the same amount compared to when conventional methods were used.	

[Notes to the Balance Sheets]

Third Fiscal Period (As of April 30, 2006)	Second Fiscal Period (As of April 30, 2006)
*1. Less-accumulated depreciation of property and equipment ¥2,033,503 thousand	*1. Less-accumulated depreciation of property and equipment ¥918,354 thousand
————————	*2. Total number of authorized investment units 2,000,000 units Total number of investment units issued and outstanding 79,370 units
:2. *Minimum* unitholders' equity pursuant to Article 67-4 of the Law Concerning Investment Trusts and Investment Corporations Law ¥50,000 thousand	*3. Minimum unitholders' equity pursuant to Article 67-6 of the Law Concerning Investment Trusts and Investment Corporations Law ¥50,000 thousand

[Notes to the Statements of Income and Retained Earnings]

Third Fiscal Period (May 1, 2006 to October 31, 2006)		Second Fiscal Period (November 1, 2005 to April 30, 2006)	
	(Thousands of Yen)		(Thousands of Yen)
*1. Breakdown of real estate rental business profit and loss		*1. Breakdown of real estate rental business profit and loss	
A. Rental and other operating revenues		A. Rental and other operating revenues	
Rental revenues		Rental revenues	
Leasing income	3,908,749	Leasing income	2,220,814
Common charges	640,706	Common charges	353,853
Total	4,549,456	Total	2,574,667
Others		Others	

Third Fiscal Period		Second Fiscal Period	
Parking space rental revenues	175,387	Parking space rental revenues	86,129
Utility charge reimbursements	314,355	Utility charge reimbursements	152,652
Miscellaneous	92,300	Miscellaneous	58,340
Subtotal	582,043	Subtotal	297,122
Total rental and operating revenues	5,131,499	Total rental and operating revenues	2,871,789
B. Rental and other operating expenses		B. Rental and other operating expenses	
Rental expenses		Rental expenses	
Property management fees	529,334	Property management fees	322,415
Utilities	296,833	Utilities	146,889
Taxes	179,543	Taxes	9,327
Repairs and maintenance costs	62,666	Repairs and maintenance costs	55,117
Insurance	13,978	Insurance	8,621
Trust fees	43,760	Trust fees	21,337
Others	135,526	Others	51,649
Depreciation	1,135,559	Depreciation	650,193
Total property-related expenses	2,397,201	Total property-related expenses	1,265,551
C. Rental business profit (A－B)	2,734,297	C. Rental business profit (A－B)	1,606,237
*2. Profit on sale of trust beneficiary interests in real estate		———	
Storia Todoroki			
Proceeds from sale of trust beneficiary interests in real estate	1,015,000		
Costs of trust beneficiary interests in real estate sold	902,400		
Other sales' expenses	40,105		
Profit on sale of trust beneficiary interests in real estate	72,494		
Clair Court Rokakouen			
Proceeds from sale of trust beneficiary interests in real estate	985,000		
Costs of trust beneficiary interests in real estate sold	861,269		
Other sales' expenses	38,890		
Profit on sale of trust beneficiary interests in real estate	84,839		

[Notes to the Statements of Changes in Unitholders' Equity]

	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (November 1, 2005 to April 30, 2006)
*1. Total number of authorized investment units and total number of investment units issued and outstanding		———
· Total number of authorized investment units	2,000,000 units	
· Total number of investment units issued and outstanding	157,000 units	

[Notes to the Statements of Cash Flow]

Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (November 1, 2005 to April 30, 2006)
*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements. (As of October 31, 2006) (Thousands of Yen)	*Reconciliation of balance sheet items to cash and cash equivalents at end of period in the cash flows statements. (As of April 30, 2006) (Thousands of Yen)

Cash and bank deposits	4,709,666	Cash and bank deposits	4,897,035
Entrusted deposits	4,779,041	Entrusted deposits	2,946,056
Restricted bank deposits held in trust (Note)	△1,310,703	Restricted bank deposits held in trust (Note)	△785,948
Cash and cash equivalents	8,178,004	Cash and cash equivalents	7,057,143

Note : Restricted bank deposits held in trust are retained for repayment of tenant leasehold and security deposits held in trust.

[Notes to the Lease Transactions]

Third Fiscal Period (May 1, 2006 to October 31, 2006)		Second Fiscal Period (November 1, 2005 to April 30, 2006)	
Operating lease transactions	(Thousands of Yen)	Operating lease transactions	(Thousands of Yen)
(Lessor)		(Lessor)	
Unearned lease payments		Unearned lease payments	
Due within one year	1,266,415	Due within one year	811,080
Due after one year	9,709,697	Due after one year	3,273,632
Total	10,976,112	Total	4,084,712

[Notes to the Marketable Securities]

Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (November 1, 2005 to April 30, 2006)
The Investment Corporation has not undertaken transactions in marketable securities. Accordingly, there is no information to report.	Same applies as left.

[Notes to the Derivative Transactions]

Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (November 1, 2005 to April 30, 2006)
(1) Details of the transaction The Investment Corporation entering into interest-rate swap transactions uses derivatives as hedging instruments	(1) Details of the transaction Same applies as left.
(2) Transaction policies Derivatives are used by the Investment Corporation to manage its exposure to the risk of future interest rate fluctuation. Derivative transactions are not used for speculative purposes.	(2) Transaction policies Same applies as left.
(3) Purpose of the transaction In interest-related transactions, derivative transaction is used to maintain earnings stability by managing exposure to the risk of interest rate hikes in the interest rate market on borrowings. Hedge accounting is applied to the use of derivative transactions.	(3) Purpose of the transaction Same applies as left.
① Hedge accounting method The deferred hedge method is applied. ② Hedging instruments and risks hedged ・Hedge instruments The Investment Corporation enters into interest-rate swap transactions. ・Risks hedged Interest rates on debt ③ Hedging policy The Investment Corporation enters into derivative transactions based on its risk management policies with the objective of hedging risks in accordance with its Articles of Incorporation. ④ Method of evaluating the effectiveness of hedging During the period from the commencement of hedging to the point at which effectiveness is assessed, the Investment Corporation compares the cumulative total of market changes in the targeted objects of hedging or cash flow changes with the cumulative total of market changes in the hedging instruments or cash flow changes. The Investment Corporation then makes a decision based on the changes and other factors of the two.	① Hedge accounting method Same applies as left. ② Hedging instruments and risks hedged Same applies as left. ③ Hedging policy Same applies as left. ④ Method of evaluating the effectiveness of hedging Same applies as left.
(4) Risks related to derivative transaction Interest-rate swap transactions are subject to risks stemming from fluctuations in the interest rate market.	(4) Risks related to derivative transaction Same applies as left.
(5) Risks management system for derivative transaction Risks management is based on the management procedures of the Asset Management Company.	(5) Risks management system for derivative transaction Same applies as left.

[Notes to the Retirement Payment]

Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (November 1, 2005 to April 30, 2006)
The Investment Corporation does not maintain a retirement payment system. Accordingly, there is no information to report.	Same applies as left.

【Tax-Effect Accounting】

Third Fiscal Period (May 1, 2006 to October 31, 2006)		Second Fiscal Period (November 1, 2005 to April 30, 2006)	
1.Principal deferred tax assets and liabilities were as follows		1.Principal deferred tax assets and liabilities were as follows	
	(Thousands of Yen)		(Thousands of Yen)
(Deferred tax assets)		(Deferred tax assets)	
Enterprise tax payable not included in expenses	20	Enterprise tax payable not included in expenses	20
Total deferred tax assets	20	Total deferred tax assets	20
(Deferred tax liability)			
Unrealized gain on derivatives	51,687		
Total deferred tax liability	51,687		
2. Significant difference between statutory income tax rate and the effective tax rate	(%)	2. Significant difference between statutory income tax rate and the effective tax rate	(%)
Normal effective statutory tax rate	39.39	Normal effective statutory tax rate	39.39
(Adjustments)		(Adjustments)	
Deductible cash distributions	△39.37	Deductible cash distributions	△39.35
Others	0.03	Others	0.05
Actual effective tax rate	0.05	Actual effective tax rate	0.09

【Equity-Method Income and Retained Earnings】

Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (November 1, 2005 to April 30, 2006)
The Investment Corporation has no affiliated companies accounted for under the equity-method. Accordingly, there is no information to report.	Same applies as left.

【Related-Party Transactions】

Third Fiscal Period (May 1, 2006 to October 31, 2006)

1. Parent Company, corporate shareholders and other

None

2. Directors, individual shareholders and other

Attributes	Name	Business Activities / Position	Ratio of Possession of Voting Rights (%)	Details of Business	Deal Amount (¥thousands)	Accounting Term	Balance of End ofPeriod (¥thousands)
Board of Directors and Close Relatives	Taisuke Miyajima	Executive Director for the Investment Corporation and CEO and President of Kenedix REIT Management, Inc.	Possesion of Right Direct 0.0%	Payment of asset management fee to Kenedix REIT Management, Inc. (Note1)	406,999 (Note2) (Note4)	Accounts Payable	69,050 (Note4)
As above	As above	As above	As above	Payment of business consignmentfee to Kenedix REIT Management, Inc. (Note3)	1,500 (Note4)	—	—

Notes:

1. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement of the Investment Corporation.
2. Aseet management fee include ¥10,000 thousand assignment fee related to the sales of properties, and ¥193,157 thousand management fee related to the the acquisition of property that count in book value for individual real estate nduding the book value of individual real estate..
3. Taisuke Miyajima performed as a representative of the third party (Kenedix REIT Management, Inc.), and the fee is set up in the agreement,"Operating Agency Agreement" between the Investment Corporation and Kenedix REIT Management, Inc.
4. Consumption taxes are not included in a deal amount, and are included in the balance of the end of period.

3. Subsidiary companies and other

None

4. Fellow subsidiary companies and other

None

Second Fiscal Period (November 1, 2005 to April 30, 2006)

1. Parent Company, corporate shareholders and other

None

2. Directors, individual shareholders and other

None

3. Subsidiary companies and other

None

4. Fellow subsidiary companies and other

None

【Notes to the Information per Unit】

Third Fiscal Period (May 1, 2006 to October 31, 2006)		Second Fiscal Period (November 1, 2005 to April 30, 2006)	
Unitholders' Equity per Unit	¥579,192	Unitholders' Equity per Unit	¥571,840
Net Income per Unit	¥13,575	Net Income per Unit	¥13,884
Net income per unit after adjusting for residual units is not included because there were no residual investment units.		Net income per unit after adjusting for residual units is not included because there were no residual investment units.	

Note: The calculation for the net income per unit is as follow.

	Third Fiscal Period (May 1, 2006 to October 31, 2006)	Second Fiscal Period (November 1, 2005 to April 30, 2006)
Net Income (¥ thousand)	2,124,071	1,101,999
Amount vested in ordinary investors (¥ thousand)	—	—
Net income for ordinary units (¥ thousand)	2,124,071	1,101,999
Average number of units during the period (unit)	156,460	79,370

[Important Subsequent Events]

<table>
<tr><th>Third Fiscal Period
(May 1, 2006 to October 31, 2006)</th><th>Second Fiscal Period
(November 1, 2005 to April 30, 2006)</th></tr>
<tr><td>None</td><td>Important subsequent events after the closing of the fiscal period ended on April 30, 2006 are as follows.
1. Issuance of New Investment Units
On April 3, 2006 and April 19, 2006, the Board of Directors of the Investment Corporation resolved to issue new investment units as detailed below. The payments were completed on May 1, 2006 (through public offering) and May 26, 2006 (through third-party allocation), respectively. As a result of the issuance of additional investment units, the Investment Corporation had total unitholders' capital of ¥88,729,652,470 with 157,000 units outstanding as of May 26, 2006.
(1) Issuance of New Investment Units through Public Offering
Total number of newly issued units:: 73,660units
(Japanese primary offering 50,370units, International offering 23,290units)
Offer price per unit: ¥593,096 per unit
Total amount of offering: ¥43,687,451,360
Issue price per unit : ¥572,519 per unit
Net proceeds : ¥42,171,749,540
Payment date: May 1, 2006
Delivery date of investment unit certificates : May 2, 2006
Starting date of the computation of cash distribution: May 1, 2006

(2) Issuance of New Investment Units through Third-party Allotment
Total number of newly issued units : 3,970 units
Issue price per unit: ¥572,519
Net proceeds : ¥2,272,900,430
Payment date : May 26, 2006
Delivery date of investment unit certificates : May 26, 2006
Starting date of the computation of cash distribution: May 1, 2006

2.Debt Financing
On May 1, 2006, the Investment Corporation obtained debt financing as follows.
(1) Series 7-A
Lenders: Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Amount Borrowed : ¥2,000 million
Interest Rate: 0.36909% floating rate of interest (Note)
Repayment Due Date : April 30, 2007
Collateral: Unsecured, unguaranteed
Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.23%.

(2) Series 7-B</td></tr>
</table>

	Lenders : The Chuo Mitsui Trust and Banking Co., Limited, Aozora Bank, Ltd., The Bank of Tokyo-Mitsubishi UFJ , Ltd.,Mitsubishi UFJ Trust and Banking Corporation, Resona Bank, Ltd. Amount Borrowed : ¥6,500 million Interest Rate: 0.53909% floating rate of interest (Note) Repayment Due Date: April 30, 2009 Collateral: Unsecured, unguaranteed Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.40%. Interest on variable interest rate loans has been fixed at 1.62875% until April 30, 2009, through interest-rate swap transactions. (3) Series 7-C Lenders: Aozora Bank, Ltd., Mitsui Sumitomo Insurance Co., Ltd. Amount Borrowed: ¥2,500 million Interest Rate: 0.63909% floating rate of interest (Note) 2.19875% fixed rate of interest Repayment Due Date: April 30, 2011 Collateral: Unsecured, unguaranteed Note: The interest rate covers the period commencing May 1, 2006 through July 31, 2006. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.50%. Interest on variable interest rate loans has been fixed at 2.19875% until April 30, 2011, through interest-rate swap transactions. (4) Series 7-D Lender: Development Bank of Japan Amount Borrowed: ¥5,000 million Interest Rate: 2.73125% fixed rate of interest Repayment Due Date: April 30, 2016 Collateral: Unsecured, unguaranteed

(2) Movements in Investment Units Issued and Outstanding

Movements in unitholders' capital and the number of investment units issued and outstanding during the first, second and third fiscal periods are summarized in the following table.

Settlement Date	Particulars	Investment Units Issued and Outstanding (Units)		Unitholders' Capital (Millions of Yen)		Remarks
		Increase (Decrease)	Balance	Increase (Decrease)	Balance	
May 6, 2005	Private placement	400	400	200	200	(Note 1)
July 20, 2005	Public offering	75,000	75,400	41,868	42,068	(Note 2)
August 16, 2005	Third-party allocation	3,970	79,370	2,216	44,285	(Note 3)
May 1, 2006	Public offering	73,660	153,030	42,171	86,456	(Note 4)
May 26, 2006	Third-party allocation	3,970	157,000	2,272	88,729	(Note 5)

Notes:

1. The Investment Corporation was established with an offer price of ¥500,000 per unit.
2. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥580,000 per unit with an underwritten price of ¥558,250 per unit.
3. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥558,250 per unit.
4. The Investment Corporation undertook an additional issue of new investment units (public offering) with the aim of procuring funds for the acquisition of investment properties. The offer price was ¥593,096 per unit with an issue price of ¥572,519 per unit.
5. The Investment Corporation undertook an additional issue of new investment units by way of third-party allotment with the aim of procuring funds for the acquisition of investment properties. The issue price was ¥572,519 per unit.

4. Transfer of the Directors

During the third fiscal period, there was no transfer of the Asset Management Company's Directors. The directors of the Asset Management Company are as follows.

Title	Name	Brief Personal History		Number of Investment Units
Executive Director	Taisuke Miyajima	April 1985	Joined Mitsubishi UFJ Trust and Banking Corporation (formely The Mitsubishi Trust Banking Corporation)	20
		April 1992	Transferred to Los Angeles Branch	
		April 1997	Joined Miyajima Shoukai	
		April 1998	Joined Kenedix, Inc. (formely Kennedy-Wilson Japan Co., Ltd.) Real Estate Investment Advisory Division	
		October 2004	External assignment as a CEO and President, Kenedix REIT Management, Inc. (formely KW REIT Management, Inc.)	
		April 2005	Transferred as a CEO and President, Kenedix REIT Management, Inc. (current position)	
		May 2005	Executive Director of Kenedix Realty Investment Corporation (current position)	
Supervisory Director	Kimio Kodama	April 1963	Admitted to the Japanese bar (general practitioner of Japanese law)	0
		April 1966	Established Hanzomon Sogo Law Office (formely Chuo Shinko Audit Corporation) (current position)	
		July 1997	Director of Kyoritsu Women's Educational Institution (current position)	
		April 1998	Director of The Housing Loan Guarantee Corporation (current position)	
		May 2005	Supervisory Director of Kenedix Realty Investment Corporation (current position)	
Supervisory Director	Shiro Toba	October 1989	Joined MISUZU Audit Corporation (formely Cuo Shinko Audit Corporation)	0
		March 1993	Became a Japanese certified public accountant	
		January 1997	Established Toba Public Accounting Office (current position)	
		May 2002	Became a Japanese certified tax accountant	
		April 2004	Director of Majestec Corporation (current position)	
		January 2005	Director of Minori Accounting Co., Ltd. (current position)	
		March 2005	Director of BTK Solution Co., Ltd. (current position)	
		May 2005	Supervisory Director of Kenedix Realty Investment Corporation (current position)	
		October 2005	Director of MACC (current position)	

Note: Taisuke Miyajima has obtained approval from the Commisioner of the Finance Services Agency for holding concurrent positions with us and the Asset Management Company pursuant to Article 13 of the Investment Trust Law, as of April 18, 2005.

5. **Reference Information**

(1) **Component of Assets**

Type of Asset	Type	Area	Third Fiscal Period (As of October 31, 2006)		Second Fiscal Period (As of April 30, 2006)	
			Total Amount Held (¥mn) (Note1)	Ratio (%)(Note2)	Total Amount Held (¥mn) (Note1)	Ratio (%)(Note2)
Real Estate	Office	Tokyo Metropolitan Area	3,466	2.2	2,338	2.5
	Retail	Tokyo Metropolitan Area	52	0.0	55	0.1
Total of Real Estate			3,519	2.2	2,393	2.6
Trust Beneficiary Interest in Real Estate	Office	Tokyo Metropolitan Area	73,733	46.0	39,679	43.1
		Other Regional Areas	10,225	6.4	7,126	7.7
	Total of Office		83,958	52.4	46,806	50.8
	Residential	Tokyo Metropolitan Area	35,858	22.4	18,707	20.3
		Other Regional Areas	10,039	6.3	2,826	3.1
	Total of Residential		45,898	28.6	21,534	23.4
	Retail	Tokyo Metropolitan Area	12,645	7.9	12,700	13.8
		Other Regional Areas	3,698	2.3	—	—
	Total of Retail		16,343	10.2	12,700	13.8
Total of Trust Beneficiary Interest in Real Estate			146,200	91.2	81,040	88.0
Bank Deposits and Other Assets			10,594	6.6	8,618	9.4
Total Assets			160,314	100.0	92,053	100.0

Notes:

1. "Total amount held is the amount allocated in the balance sheet at the end of the period (as to properties, figures are net book value after deducting depreciation). Figures are rounded down.
2. Figures are book values for each category as a percentage of total assets rounded to the nearest first decimal place.

	Third Fiscal Period (As of October 31, 2006)		Second Fiscal Period (As of April 30, 2006)	
	Price (¥mn)	Ratio (%)	Price (¥mn)	Ratio (%)
Total of Liabilities	69,381	43.3	46,666	50.7
Total Unitholders' Equity	90,933	56.7	45,387	49.3
Total of Assets	160,314	100.0	92,053	100.0

(2) **Properties Roster**

①The Price of the Investment Properties and the Investment Ratio

(Millions of Yen)

Type	Area	Property Name	Acquisition Price (Note 1)	Amount on the Balance Sheet (Note 2)	Appraisal Value at the end of Third Fiscal Period						Ratio (%) (Note 4)
					(Note 3)	Direct Caplization Method		Discounted Cash Flow Method			
						Value	Overall Capitalization Rate (%)	Value	Discount Rate (%)	Terminal Capitalization Rate (%)	
Office	Tokyo Metropolitan Area	Belles Modes Building	5,950	5,951	6,150	6,370	4.8	6,050	4.6	5.0	4.0
		Nihonbashi 313 Building	5,940	6,251	6,910	7,150	5.0	6,670	4.9	5.2	4.0
		Toshin-24 Building	5,300	5,332	5,470	5,610	5.3	5,410	5.2	5.6	3.6
		Sogo Hirakawacho Building	5,180	5,198	5,410	5,550	4.8	5,270	4.7	5.0	3.5
		Ebisu East 438 Building	4,640	4,684	5,040	5,200	4.8	4,970	4.9	5.1	3.1
		Higashi-Kayabacho Yuraku Building	4,450	4,481	5,420	5,500	5.0	5,330	4.8	5.2	3.0
		Noir Hatchobori	3,680	3,658	3,760	3,820	5.0	3,690	4.9	5.2	2.5
		KDX Omori Building	3,500	3,520	3,630	3,710	5.6	3,590	5.5	5.9	2.3
		KDX Hamamatsucho Building	3,460	3,470	3,480	3,550	4.6	3,410	4.5	4.8	2.3
		KDX Higashi-Shinjuku Building (Note 5)	2,950	2,995	3,020	3,130	5.4	2,910	5.3	5.6	2.0
		Dai-ichi Kayabacho Building	2,780	2,842	2,830	2,890	5.2	2,800	5.0	5.4	1.8
		NTB·M Building	2,690	2,713	2,820	3,020	4.7	2,740	5.0	5.0	1.8
		K&Y Building (Southern Plaza)	2,533	2,523	2,610	2,650	5.2	2,570	5.1	5.4	1.7
		KDX Shin-Yokohama Building	2,520	2,557	2,610	2,710	5.8	2,570	5.7	6.1	1.7
		Harajuku F.F. Building	2,450	2,518	2,820	2,860	5.3	2,800	4.9/5.4 (Note6)	5.6	1.6
		KDX Kajicho Building (Note 7)	2,350	2,370	2,350	2,420	4.9	2,280	4.8	5.1	1.6
		KDX Hamacho Building	2,300	2,440	2,620	2,690	5.4	2,590	5.1	5.5	1.5
		FIK Minami Aoyama	2,270	2,312	3,140	3,430	4.8	3,020	5.1	5.1	1.5
		KDX Funabashi Building	2,252	2,347	2,310	2,430	5.7	2,260	5.4	5.9	1.5
		Kanda Kihara Building	1,950	1,937	1,960	2,000	4.9	1,920	4.8	5.1	1.3
		KDX Yotsuya Building	1,950	1,970	2,020	2,000	5.3	2,030	5.5	5.6	1.3
		NNK Building	1,610	1,656	1,950	1,990	5.2	1,930	5.3	5.5	1.0
		Kiba Ocean Building	1,580	1,641	1,610	1,640	5.4	1,600	5.2	5.6	1.0
		KDX Nogizaka Building	1,065	1,119	1,060	1,140	4.9	1,000	4.7	5.1	0.7
		Koishikawa Yoshida Building	704	704	777	783	5.5	770	5.3	5.8	0.4
	Other Regional Areas	Portus Center Building	5,570	5,551	5,620	5,710	6.0	5,520	5.9	6.2	3.7
		KDX Minami Semba Dai-1 Building	1,610	1,610	1,620	1,710	5.5	1,580	4.8	5.2	1.0
		KDX Minami Semba Dai-2 Building	1,560	1,578	1,620	1,740	5.5	1,570	4.8	5.2	1.0
		Hakata-Ekimae Dai-2 Building	1,430	1,485	1,520	1,540	6.3	1,500	6.1	6.6	0.9
Total of 29 Office			86,224	87,424	92,157	94,943	—	90,350	—	—	58.7

Residential	Tokyo Metropolitan Area	Residence Charmante Tsukishima	5,353	5,471	5,430	5,530	5.1	5,390	4.9	5.5	3.6
		Regalo Ochanomizu I&II	3,600	3,693	3,670	3,730	4.8	3,600	4.7	5.0	2.4
		Storia Sirokane	3,150	3,202	3,360	3,450	5.1	3,320	5.2	5.4	2.1
		Tre di Casa Minami Aoyama	2,460	2,498	2,610	2,640	4.6	2,570	4.4	4.8	1.6
		Regalo Shiba-Kouen	2,260	2,307	2,280	2,310	4.7	2,250	4.6	4.9	1.5
		Court Mejiro	1,250	1,280	1,120	1,110	5.1	1,120	5.1	5.4	0.8
		Apartments Motoazabu	1,210	1,239	1,260	1,260	4.7	1,250	4.5	4.9	0.8
		Apartments Wakamatsu Kawada	1,180	1,208	1,210	1,220	5.0	1,200	4.8	5.2	0.8
		Chigasaki Socie Ni-bankan	1,160	1,250	1,160	1,170	5.5	1,140	5.4	5.7	0.7
		Court Nihonbashi-Hakozaki	1,130	1,159	1,190	1,200	5.2	1,180	5.0	5.4	0.7
		Court Nishi-Shinjuku	1,130	1,160	1,160	1,180	4.8	1,140	4.7	5.0	0.7
		Side Denenchofu	1,110	1,159	1,100	1,110	5.3	1,100	5.3	5.6	0.7
		Gradito Kawaguchi	1,038	1,103	1,050	1,070	5.2	1,040	4.9	5.5	0.7
		S-court Yokohama-Kannai II	945	969	984	983	5.6	985	5.3	5.9	0.6
		Regalo Komazawa-Kouen	912	937	943	958	4.8	927	4.7	5.0	0.6
		Court Motoasakusa	880	908	909	914	5.2	903	5.0	5.4	0.5
		Court Shin-Okachimachi	878	911	888	900	4.9	875	4.8	5.1	0.5
		Bloom Omotesando	875	896	947	959	4.7	935	4.5	4.9	0.5
		Human Heim Okachimachi	830	854	873	879	5.2	867	5.0	5.4	0.5
		Primo Regalo Kagurazaka	762	790	770	782	4.8	758	4.7	5.0	0.5
		Court Shinbashi	748	765	800	817	5.1	792	5.2	5.4	0.5
		Primo Regalo Youga	730	751	735	746	5.0	724	4.9	5.2	0.4
		Court Suitengu	659	679	671	679	5.2	667	5.1	5.5	0.4
		Court Shimouma	638	659	644	654	4.9	634	4.8	5.1	0.4
	Other Regional Areas	Ashiya Royal Homes	2,330	2,387	2,440	2,530	5.2	2,400	5.0	5.6	1.5
		Venus Hibarigaoka	1,800	1,972	1,710	1,740	6.0	1,690	5.4	6.1	1.2
		Regalo Ibaraki I&II	1,600	1,651	1,670	1,700	5.5	1,650	5.2	5.8	1.0
		Collection Higashi-Sakura	1,264	1,356	1,253	1,337	5.2	1,253	4.9	5.7	0.8
		Renaissance 21 Hirao Jousui-machi	900	935	926	952	5.3	915	5.1	5.7	0.6
		Montore Nishikouen Bay Court	826	861	826	837	5.8	814	5.7	6.0	0.5
		Abreast Hara	444	454	493	494	5.7	492	5.5	6.0	0.3
		Abreast Hirabari	407	419	454	461	5.7	447	5.5	6.0	0.2
Total of 32 Residential			44,459	45,898	45,536	46,302	—	45,028	—	—	30.2
Retail	Tokyo Metropolitan Area	Jinnan-zaka Frame	9,900	10,061	11,400	11,600	4.5	11,200	4.2	4.8	6.7
		Yoyogi M Building	2,479	2,636	2,460	2,540	5.0	2,420	4.8	5.2	1.6
	Other Regional Areas	ZARA Tenjin Nishi-dori	3,680	3,698	3,760	3,770	5.0	3,750	4.9	5.2	2.5
Total of 3 Retail			16,059	16,396	17,620	17,910	—	17,370	—	—	10.9
Total of 64 properties			146,742	149,719	155,313	159,155	—	152,748	—	—	100.0

Notes:

1. Acquisition price is the purchase price for trust beneficiary interests or properties acquired by the Investment Corporation exclusive of taxes, rounded down to the nearest million yen.
2. Figures of less than 1 million are rounded down from the amounts on the balance sheet.
3. Appraisal values (end of the third fiscal period) are based on the asset valuation method and standards outlined in the Investment Corporation's Articles of Incorporation and regulations formulated by the Investment Trusts Association, Japan. Appraisal values are drawn from valuation reports prepared

by the Japan Real Estate Institute, Tanizawa Sogo Appraisal Co., Ltd., Daiwa Real Estate Appraisal Corporation, Chuo Real Estate Appraisal Co., Ltd. and Nippon Tochi-Tatemono Limited.

4. Figures are the acquisition price of each asset as a percentage of the total acquisition prices for the portfolio rounded down to the nearest first decimal place.
5. The current name of the KDX Higashi-Shinjuku Building is the "Nisseki・Sumisei Shinjuku Building." Plans are in place to change the name of the Nisseki・Sumisei Shinjuku Building to the "KDX Higashi-Shinjuku Building" on January 1, 2007.
6. The discount rate is 4.9% for the first three years, and 5.4% from the fouth year onward.
7. The current name of the property is the "JP Kajicho Building." Plans are in place to change the name of the property to the "KDX Kajicho Building" on January 1, 2007.

②Property Distribution

A. Property Types

Type	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Office Buldings	29	86,224	58.7
Residential Properties	32	44,459	30.2
Retail Properties	3	16,059	10.9
Others	—	—	
Total	64	146,742	100.0

B. Geographic Distribution

Area	Number of Properties	Acquisition Price (Millions of Yen)	Ratio (Note) (%)
Tokyo Metropolitan Area	51	123,321	84.0
Other Regional Areas	13	23,421	15.9
Total	64	146,742	100.0

C. Property Distribution by Acquisition Price

Acquisition Price (Millions of Yen)	Number of Properties	Acquisition Price (MillionsofYen)	Ratio (Note) (%)
Less than 1,000	16	12,138	8.2
1,000 - 2,500	28	47,778	32.5
2,500 - 5,000	13	43,633	29.7
5,000 - 7,500	6	33,293	22.6
7,500 - 10,000	1	9,900	6.7
Total	64	146,742	100.0

Note: 'Ratio' are the percentage of acquisition price for each category to the acquisition prices for the entire portfolio. Figures are rounded down to the nearest first decimal place.

③ Details of Investment Real Estate and Trust Real Estate

A. Overview of Investment Real Estate Properties and Trust Real Estate

Type	Area	Property Name	Site Area (m²)(Note 1)	Usage (Note 2)	Total Floor Area (m²)(Note 3)	Type of Structure (Note 4)	Completion Date (Note 5)	PML (%)
Office	Tokyo Metropolitan Area	Belles Modes Building	612.17	Offices Retail Shops	5,323.81	SRC B2F9	May 1994	4.94
		Nihonbashi 313 Building	1,047.72	Offices	8,613.09	SRC B2F9	April 1974	17.36
		Toshin-24 Building	1,287.16	Offices Retail Shops Parking	8,483.17	SRC B1F8	Sept. 1984	17.19
		Sogo Hirakawacho Building	1,013.85	Offices Retail Shops Residential Complex	8,002.97	SRC B3F10	March 1986	8.02
		Ebisu East 438 Building	724.22	Offices Retail Shops	4,394.58	SRC B1F7	Jan. 1992	7.68
		Higashi-Kayabacho Yuraku Building	773.43	Offices	5,916.48	SRC B1F9	Jan. 1987	7.88
		Noir Hatchobori	992.20	Offices	4,800.43	SRC·RC B1F8	June 1993	5.21
		KDX Omori Building	1,123.93	Offices Retail Shops Parking	7,334.77	RC·SRC B1F9	Oct. 1990	4.21
		KDX Hamamatsucho Building	504.26	Offices Retail Shops Parking	3,592.38	S F9	Sept. 1999	9.89
		KDX Higashi-Shinjuku Building	1,340.97	Offices Storage Parking	7,885.40	SRC B1F9	Jan. 1990	5.40
		Dai-ichi Kayabacho Building	617.17	Offices Parking	3,804.86	SRC F8	Oct. 1987	7.18
		NTB·M Building	536.11	Offices Retail Shops Parking	3,960.22	SRC·S B1F8	Feb. 1992	10.55
		K&Y Building (Southern Plaza)	1,235.16	Offices Retail Shops /Residential Parking/ Storage	6,399.42	SRC B1F11	Aug. 1992	5.05
		KDX Shin-Yokohama Building	705.00	Offices Retail Shops Parking	6,180.51	S B1F9	Sept. 1990	13.82
		Harajuku F.F. Building	699.67	Retail Shops Offices Parking	3,812.44	SRC F11	Nov. 1985	13.02
		KDX Kajicho Building	526.43	Offices Retail Shops	3,147.70	SRC B1F8	March 1990	8.81
		KDX Hamacho Building	554.80	Retail Shops Offices Residential Parking	4,133.47	SRC B2F10	Sept. 1993	12.10

		FIK Minami Aoyama	369.47	Offices Retail Shops Residential	1,926.98	SRC B1F9	Nov. 1988	6.37
		KDX Funabashi Building	1,180.41	Offices Retail Shops	5,970.12	SRC B1F8	April 1989	4.11
		Kanda Kihara Building	410.18	Offices	2,393.94	SRC·RC·S B1F8	May 1993	14.28
		KDX Yotsuya Building	996.65	Offices Retail Shops Parking	3,329.68	RC B2F4	Oct. 1989	5.56
		NNK Building	383.63	Offices Retail Shops Residential	2,594.88	SRC·S F9	June 1992	8.16
		Kiba Ocean Building	922.77	Offices Parking	2,820.64	RC F5	Oct. 1992	9.16
		KDX Nogizaka Building	409.36	Offices Retail Shops Residential	1,695.07	RC B1F5	May 1991	7.08
		Koishikawa Yoshida Building	404.89	Retail Shops Offices	1,866.58	SRC B1F9	Oct. 1992	11.47
	Other Regional Areas	Portus Center Building	13,936.63	Offices Retail Shops /Storage Parking	79,827.08	SRC·S B2F25	Sept. 1993	3.49
		KDX Minami Semba Dai-1 Building	715.44	Offices Parking	4,236.59	SRC·RC·S B1F9	March 1993	7.23
		KDX Minami Semba Dai-2 Building	606.45	Parking Retail Shops Offices Residential	3,315.93	SRC·S B1F9	Sept. 1993	7.94
		Hakata-Ekimae Dai-2 Building	866.00	Offices	4,846.01	SRC F9	Sept. 1974	0.69
Total of 29 Office			35,496.13	—	210,609.20	—	Avg. 17.0yrs	—
Residential	Tokyo Metropolitan Area	Residence Charmante Tsukishima	4,252.86	Residential Complex Offices	18,115.39	SRC B1F10	Jan. 2004	17.11
		Regalo Ochanomizu I&II	1,205.65	Residential Complex	4,843.27	I. RC B1F10 II. RC F11	I. Jan. 2006 II. Feb. 2006	9.32
		Storia Sirokane	1,197.13	Retail Shops Residential Complex	5,750.05	SRC·S B2F13	Feb. 2003	7.77
		Tre di Casa Minami Aoyama	767.70	Residential Complex Retail Shops	1,986.44	RC B1F6	Feb. 2004	7.44
		Regalo Shiba-Kouen	530.45	Residential Complex	2,786.98	RC F13	Nov. 2005	12.39
		Court Mejiro	1,581.91	Residential Complex	3,326.07	RC B1F3	March 1997	5.74
		Apartments Motoazabu	639.41	Residential Complex	1,685.14	RC F11	Jan. 2004	6.24

		Apartments Wakamatsu Kawada	412.42	Residential Complex	1,858.51	RC F12	Feb. 2004	7.56
		Chigasaki Socie Ni-bankan	2,191.21	Offices Residential Complex	3,821.74	RC F8	Jan. 1991	18.75
		Court Nihonbashi-Hakozaki	260.85	Residential Complex	1,727.96	SRC F12	Feb. 2004	13.44
		Court Nishi-Shinjuku	408.16	Residential Complex	1,669.33	RC F8	Oct. 2005	6.44
		Side Denenchofu	1,326.57	Residential Complex	2,433.52	RC F6	Feb. 1997	10.39
		Gradito Kawaguchi	423.94	Residential Complex Retail Shops	1,705.38	RC F12	Feb. 2006	13.33
		S-court Yokohama-Kannai II	366.83	Residential Complex	1,738.71	RC F11	March 2003	19.45
		Regalo Komazawa-Kouen	363.08	Residential Complex Retail Shops	1,262.00	RC F8	Feb. 2006	9.29
		Court Motoasakusa	201.24	Residential Complex	1,585.65	SRC F13	Jan. 2005	9.90
		Court Shin-Okachimachi	311.22	Residential Complex	1,494.55	RC F11	Oct. 2005	4.70
		Bloom Omotesando	332.96	Residential Complex	699.14	RC B1F3	March 2003	6.55
		Human Heim Okachimachi	174.44	Residential Complex Retail Shops	1,444.25	SRC F14	Dec. 2004	12.19
		Primo Regalo Kagurazaka	320.16	Residential Complex Retail Shops	1,007.54	RC F8	Jan. 2006	7.86
		Court Shinbashi	303.58	Residential Complex Retail Shops	1,212.74	RC F6	Dec. 1997	9.32
		Primo Regalo Youga	603.00	Residential Complex	1,213.20	RC F8	Dec. 2005	9.98
		Court Suitengu	243.79	Residential Complex	1,091.82	RC F7	July 2003	11.89
		Court Shimouma	376.62	Residential Complex	880.18	RC F6	Oct. 2005	8.43
	Other Regional Areas	Ashiya Royal Homes	2,685.08	Residential Complex	5,015.67	RC F5	June 1991	11.05
		Venus Hibarigaoka	8,595.00	Residential Complex	14,976.25	I. RC F6 II. RC F5 III. RC F6	March 1989	6.48
		Regalo Ibaraki I&II	3,390.22	Residential Complex	6,445.92	I. RC F4 II. RC B1F7	I. May 1991 II. March 1993	17.20
		Collection Higashi-Sakura	462.52	Residential Complex Retail Shops	2,931.65	RC F14	March 2006	12.20

		Renaissance 21 Hirao Jousui-machi	1,438.01	Residential Complex Parking	2,643.36	RC F5	Oct. 2005	0.42
		Montore Nishikouen Bay Court	1,315.36	Residential Complex	2,772.49	RC F10	Feb. 2006	0.23
		Abreast Hara	397.17	Residential Complex Retail Shops Offices	1,563.47	SRC F11	Feb. 2000	13.34
		Abreast Hirabari	889.15	Residential Complex	1,867.75	RC F7	March 2000	13.56
Total of 32 Residential			37,967.69	—	103,556.12	—	Avg. 4.7yrs	—
Retail	Tokyo Metropolitan Area	Jinnan-zaka Frame	1,240.51	Retail Shops	6,302.58	SRC·RC·S B2F7	March 2005	6.20
		Yoyogi M Building	228.74	Retail Shops Offices	1,269.06	SRC F8	Aug. 1991	9.59
	Other Regional Areas	ZARA Tenjin Nishi-dori	595.52	Retail Shops	1,445.02	S F4	Nov. 2005	0.70
Total of 3 Retail			2,064.77	—	9,016.66	—	Avg. 3.5yrs	—
Total of 64 Properties			75,528.59	—	323,181.98	—	Avg. 11.8yrs	7.16 (Note6)

Notes:

1. Site area data is based on figures recorded in the land register and includes relevant figures in the case of leasehold land. Data may not match with the actual current status. Property that includes land leasehold encompass the site area applicable to leashold portions. Compartmentalized building ownership includes the site area relating to site rights and the total floor area for the entire building, structure and number of floors.
2. Usage is based on data recorded in the land register. All types of use are reported in the case of multi-purpose application.
3. Total floor space is based on figures recorded in the land register and does not include related structures. The total floor area for the entire buildings is reported for compartmentalized ownership.
4. Type of structure data is based on data recorded in the land register. The following abbreviations are used to report data relating to structure and the number of floors:
   SRC: Steel-Reinforced Concrete; RC: Reinforced Concrete; S: Steel Frame; B: Below Ground Level; F: Above Ground Level.
   For example: B2F9: Two floors below ground level and nine floors above ground level.
5. Completion date is the date of construction completion recorded in the land register. Average age subtotal and total data is calculated using the weighted-average based on acquisition prices as of October 31, 2006.
6. The portfolio PML applicable to all 64 properties. The data is based on a survey provided by Sompo Japan Risk Management, Inc. as of August 2006.

Individual Real Estate and Property Information

The Investment Corporation has acquired trust beneficiary interests in certain properties. Details of individual real estate held in trust are provided in the individual tables that follow. An explanation of certain items is also provided as follows.

a) General Description of Specified Assets

The acquisition price is the price at which the Investment Corporation acquires each trust beneficiary interest and is the price recorded on each relevant sales agreement excluding taxes. Amounts of less than one million yen have been rounded down.

The appraisal value (end of the third fiscal period) is the amount recorded in relevant appraisal reports prepared by appraisers including Japan Real Estate Institute, Tanizawa Sogo Appraisal Co., Ltd., Daiwa Real Estate Appraisal Corporation, Chuo Real Estate Appraisal Co., Ltd. and Nippon Tochi-Tatemono Limited in accordance with the appraisal methods and standards identified in the Investment Corporation's Articles of Incorporation and standards provided by The Investment Trusts Association, Japan.

The location (address) is the residential address details. In the event a residential address is yet to be determined, local details will reflect details recorded in the land register. In the case of more than one building, the residential address for one of the buildings will be provided.

The site area data for land is based on figures recorded in the land register and includes relevant figures in the case of leasehold land. Data may not match actual current status. Compartmentalized ownership building includes the entire site area relating to site rights.

Usage of the property is provided in accordance with classifications identified in Article 8.1-1 of the Urban Planning Law (Law No. 100 of 1968) and subsequent amendments.

The floor area ratio is the total site area for buildings as a ratio to the total site area, pursuant to Article 52 of the Buildings Standards Law (Law No. 201 of 1950) and subsequent amendments. The figure provided is the maximum ratio classified by usage pursuant to city planning guidelines.

The building coverage ratio is the site area applicable to buildings as a ratio to the site area, pursuant to Article 53 of the Buildings Standards Law. The figure provided is the maximum ratio classified by usage pursuant to city planning guidelines.

The ratio of site rights is that which is recorded in the land register for compartmentalized ownership buildings that have registered site rights. The figure is rounded to the second decimal place.

The ownership area interest is the land area of the property owned as a ratio of the entire site area, for sites that fall into categories (i) or (ii) below. For land under co-ownership, the total site area is divided by the Investment Corporation's share of co-ownership. The figure is rounded to the second decimal place.

(i) Sites for which no site rights are registered and where buildings in which the Investment Corporation has compartmentalized ownership (i.e. the type of land ownership is listed as compartmentalized ownership) are located

(ii) Sites for which a portion of the land is under co-ownership

Type of structure is based on data recorded in the land register. Type of structure for the entire building is provided for compartmentalized ownership building.

Completion date is the date of construction completed recorded in the land register.

Total floor area is based on figures recorded in the land register and does not include related structures. The total floor area for the entire buildings is reported for compartmentalized ownership.

Usage of the property is provided in accordance with classifications identified in the land register.

Type of residential property is reported in accordance with classifications provided under individual investment standards. For buildings that

are comprised of a number of classification types, the main classification is recorded.

b) Related-Parties

The Investment Corporation enters into property management agreements with leading property management companies for each investment property. The names of relevant property management companies as of October 31, 2006 are recorded.

The Investment Corporation enters into master lease agreements with master lease companies for each of its investment properties. The names of relevant master lease companies as of October 31, 2006 are recorded.

c) Special Considerations

Items of importance that may impact ownership rights, usage, appraisal, profitability and salability of real estate held in trust as of the date of this document are recorded in special considerations.

d) Other

Explanatory notes for individual items relating to individual real estate and property information (real estate held in trust) are recorded in other.

Belles Modes Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,950 millions
Date of Acquisition	November 1, 2005		Appraisal Value (End of Period)	¥6,150 millions
Location	3-3-4 Kojimachi, Chiyoda-ku, Tokyo (Note 1)			
Land	Site Area	612.17 ㎡	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80% (Note 2)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 2 underground and 9 above-ground floors	Completion Date	May 17, 1994
	Total Floor Area	5,323.81 ㎡	Usage	Offices, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Nihonbashi 313 Building (Office Buiding)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,940 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥6,910 millions
Location	3-13-5 Nihonbashi, Chuo-ku, Tokyo			
Land	Site Area	1,047.72 ㎡	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80% (Note 1)

Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 2 underground and 9 above-ground floors	Completion Date	April 16, 1974 (Note 2)
	Total Floor Area	8,613.09 m²	Usage	Offices
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building). 2. The building was constructed prior to the implementation of new earthquake-resistance standards. However, in a report prepared by Nihon Sekkei, Inc., the building was confirmed as being in compliance with new earthquake-resistance standards.			

Toshin 24 Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,300 million
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥5,470 million
Location	2-20-5 Minamisaiwai, Nishi-ku, Yokohama-shi, Kanagawa			
Land	Site Area	1,287.16 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%・400%/80%・80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 8 above-ground floors	Completion Date	September 18, 1984
	Total Floor Area	8,483.17 m²	Usage	Offices, Retail Shops, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building). The property crosses over an area with floor area ratio 700% and 400%. Accordingly, the floor area ratio is 615.15% (Articles 52.7 of the Building Standards Law).			

Sogo HirakawachoBuilding (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥5,180 millions
Date of Acquisition	August 1, 2005	Appraisal Value (End of Period)	¥5,410 millions
Location	1-4-12 Hirakawacho, Chiyoda-ku, Tokyo		

Land	Site Area	1,013.85 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 3 underground and 10 above-ground floors	Completion Date	March 17, 1988
	Total Floor Area	8,002.97 m²	Usage	Office, Retail Shops, Residential Complex
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The Property was constructed pursuant to the comprehensive design system (Article 59.2-1 of the Building Standards Law and Enforcement Regulations for the Building Standards Order No. 136). As a result, the floor area ratio was increased to a maximum of 658.31% following the construction of an open area for public use. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Ebisu East 438 Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥4,640 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥5,040 millions
Location	4-3-8 Ebisu, Shibuya-ku, Tokyo			
Land	Site Area	724.22 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 7 above-ground floors	Completion Date	January 22, 1992
	Total Floor Area	4,394.58 m²	Usage	Offices, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	As a result of expropriation of a portion of land to accommodate widening of the roadway that fronts the Property, the floor area ratio is under incompetent at exsistence.			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Higashi-Kayabacho Yuraku Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥4,450 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥5,420 millions

Location	1-17-25 Shinkawa, Chuo-ku, Tokyo			
Land	Site Area	773.43 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 9 above-ground floors	Completion Date	January 7, 1987
	Total Floor Area	5,916.48 m²	Usage	Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	1. On a structural basis, the adjoining building is a part of the Property. 2. Approval has been provided to allow users of the adjoining building to utilize common use areas of the Property. The Investment Corporation receives a fee from the owner of the adjoining building accordingly. Renovation and other changes to common and other areas of the Property are subject to acknowledgement from the owner of the adjoining building. 3. The Tokyo Metro Tozai Line runs beneath the roadway on the southern side of the Property. In the event of building construction within a distance of 20m from defined subway boundaries, the Investment Corporation must provide prior notification to Tokyo Metro Co., Ltd. and commence prior discussion for approval.			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Noir Hatchobori (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,680 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥3,760 millions
Location	1-17-25 Shinkawa, Chuo-ku, Tokyo			
Land	Site Area	992.20 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure, reinforced concrete structure; 1 underground and 8 above-ground floors	Completion Date	June 30, 1993
	Total Floor Area	4,800.43 m²	Usage	Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio and floor area ratio are 100% (Article 53.4 of the Building Standards Law;			

	Fire proof building) and 480%, respectively. Generally, the floor area ratio is set at 600%, however, standards relating to road frontage width (8.0m x 60%) take precedence.

KDX Omori Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,500 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥3,630 millions
Location	1-6-8 Omori-kita, Ohta-ku, Tokyo			
Land	Site Area	1,123.93 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure, steel-frame reinforced concrete structure; 1 underground and 9 above-ground floors	Completion Date	October 23, 1990
	Total Floor Area	7,334.77 m²	Usage	Offices, Retail Shops, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

KDX Hamamatsucho Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,460 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥3,480 millions
Location	2-7-19 Hamamatsucho, Minato-ku, Tokyo			
Land	Site Area	504.26 m² (Note 1)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership / a portion subject to leasehold rights (Note 1)	Floor Area Ratio/ Building Coverage Ratio	700%/80% (Note 2)
Building	Type of Structure	Steel-frame structure; 9 above-ground floors	Completion Date	September 30, 1999
	Total Floor Area	3,592.38 m²	Usage	Offices, Retail Shops, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes:			

	1. Areas of land applicable to leasehold are as follows: Area applicable to leasehold: 56.1322 m² Limited proprietary right of land holder: Nihon Shokusan Kougyo Kabushikigaisha Leasehold term: 30 years commencing October 25, 2005 In the event of Property transfer, approval must be obtained from the limited proprietary right of the land holder relating to the leasehold portion. 2. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).

KDX Higasi-Shinjuku Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,950 millions
Date of Acquisition	September 1, 2006		Appraisal Value (End of Period)	¥3,020 millions
Location	2-4-10 Kabukicho, Shinjuku-ku, Tokyo			
Land	Site Area	1,340.97 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 9 above-ground floors	Completion Date	January 31, 1990
	Total Floor Area	7,885.40 m²	Usage	Offices, Storage, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	1. A part of the boundary between the Property and adjacent land has not been settled in writing. An agreement has been reached, however, that the seller of the Property will assume responsibility for the settlement of the boundary and related costs. 2. A signboard installed on the side of the building has been removed with a responsibility of the seller of the Property including the related cost. The new signboard was examined on November 22, 2006, and have received the certificate of inspection. 3. A transformer containing polychlorinated biphenyl (PCB) is installed and currently in use at the Property. Application for its use has been lodged with the Kanto Tohoku Industrial Safety and Inspection Department of the Ministry of Economy, Trade and Industry, and the Governor of Tokyo. The Investment Corporation intends to continue lawful management of the transformer. Prior to the Investment Corporation's acquisition of the Property, the seller completed the removal of all PCB waste stored at the Property, in accordance with the Law Concerning Special Measures Against PCB Waste. 4. After demolition of the gas station facility on the first floor, the seller conducted an investigation of soil contamination in and around the underground tank. The resultant soil and soil-gas analysis report concluded that no signs of soil contamination by lead, oil content, benzene or other contaminants existed within the investigated area. Upon confirmation of the report, the Investment Corporation additionally conducted due diligence concerning the Property, resulting in a report by Kabushikigaisha Hi Kousai Consultant concluding that the possibility of contamination at the Property was low. This report also identified that the Investment Corporation faced little likelihood of the obligation to conduct an additional investigation based on laws and regulations related to soil contamination.			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Dai-ichi Kayabacho Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,780 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥2,830 millions
Location	3-4-2 Kayabacho Nihonbashi, Chuo-ku, Tokyo			
Land	Site Area	617.17 m² (Note 1)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership (Ratio of the ownership 98.67%) (Note 2)	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note 3)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 8 above-ground floors (Note 4)	Completion Date	October 31, 1987
	Total Floor Area	3,804.86 m² (Note 5)	Usage	Offices, Parking (Note 4)
	Type of Ownership	Compartmentalized ownership (Note 6)	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The total site area (include co ownership area) is for the entire facilities building. 2. The rights of the land is as follows: (1) Registered address: 12-4 (site area: 272.31 m²) Co ownership of shared properties with one individual: 3,176,254/3,222,078 (2) Registered address: 12-5 (site area: 306.84 m²) Co ownership of shared properties with one individual: 3,176,254/3,222,078 (3) Registered address: 12-21 (site area: 38.02 m²): tenancy in severalty (Ownership interest 100%) 3. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building). 4. The total floor area, type of structure and type of usage for the entire facilities building. The compartmentalized ownership includes the area which was converted on the 1F and 2F-8F offices. 5. The total floor area for the entire building. 6. Of the total compartmentalized ownership portion of the entire facilities building of 3,070.21 m², the Investment Corporation exclusive compartmentalized ownership portion totals 3,029.31 m² (approximately 98.67%).			

NTB・M Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,690 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥2,820 millions
Location	2-2-9 Shimbashi, Minato-ku, Tokyo			
Land	Site Area	536.11 m² (Note 1)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership (Ratio of the ownership 60.24%) (Note 2)	Floor Area Ratio/ Building Coverage Ratio	700%/80% (Note 3)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure	Completion Date	February 5, 1992

/ Steel-frame structure; 1 underground and 8

		above-ground floors (Note4)		
	Total Floor Area	3,960.22 m²(Note 5&6)	Usage	Offices, Retail Shopos, Parking (Note4)
	Type of Ownership	Compartmentalized ownership / Co ownership of compartmentalized ownership (Note 7)	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	1. The total site area (include co ownership area) is for the entire facilities building. 2. The rights of the land is as follows: (1) Registered address: 3-2, 3-9 (site area: 322.96 m²): Ownership (Ownership interest 100%) (2) Registered address: 3-3 (site area: 213.15 m²): Owned by one individual (No ownership) 3. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building). 4. The total floor area, type of structure and type of usage for the entire facilities building. The compartmentalized ownership includes co-ownership parking area of B1-1F (ownership interest 9-10) and 1F-5F of offices and retail shops. 5. The total floor area for the entire building. 6. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: mechanical room; Type of Structure: steel-frame reinforced concrete structure; 1 F; Floor area: 6.21 m²) (Usage: mechanical room; Type of Structure: steel-frame reinforced concrete structure; 1 F; Floor area: 7.01 m²) 7. Of the total compartmentalized ownership portion of the entire facilities building of 3,356.28 m², the Investment Corporation exclusive compartmentalized ownership portion totals 2,071.86 m² (approximately 61.73%). (The ownership interest is 9/10 for the co-ownership parking area (197.97 m²)				

K&Y BLD. (Southern Plaza) (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,533 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥2,610 millions
Location	3-30-4 Honcho, Nakano-ku, Tokyo			
Land	Site Area	1,235.16 m²	Usage of the Property	Commercial district, Category I exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership (Percentage of site rights 100%)	Floor Area Ratio/ Building Coverage Ratio	500%·200%/80%·60% (Note 1)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 11 above-ground floors	Completion Date	August 27, 1992
	Total Floor Area	6,399.42 m²	Usage	Office, Retail Shops, Residential, Parking, Storage (Note 2)
	Type of Ownership	Compartmentalized ownership (Note 3)	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			

Other	Notes: 1. The Property was constructed pursuant to the comprehensive design system (Article 59.2-1 of the Building Standards Law and Enforcement Regulations for the Building Standards Order No. 136). As a result, the floor area ratio was increased to a maximum of 499.79% following the construction of an open area for public use. Use of the Property crosses over two different classifications. Accordingly, the maximum building coverage ratio is 85.97% (Article 53.2 of the Building Standards Law; Fire proof building). 2. The building is subject to compartmentalized ownership. Usage is recorded for respective owners. 3. The building is subject to compartmentalized ownership. The trustee, however, holds the entire property.

KDX Shin-Yokohama Building (Office Building)

Type of Specified Asset		Trust beneficiary interest in real estate	Acquisition Price	¥2,520 millions
Date of Acquisition		May 1, 2006	Appraisal Value (End of Period)	¥2,610 millions
Location		2-3-8 Shinyokohama, Kouhoku-ku, Yokohama-shi, Kanagawa		
Land	Site Area	705.00 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80% (Note)
Building	Type of Structure	Flat-roofed, stee-frame structure; 1 underground and 9 above-ground floors	Completion Date	September 25, 1990
	Total Floor Area	6,180.51 m²	Usage	Offices, Retail Shops, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee		The Chuo Mitsui Trust and Banking Company, Limited	Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations		None		
Other		Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).		

Harajuku F.F. Building (Office Building)

Type of Specified Asset		Trust beneficiary interest in real estate	Acquisition Price	¥2,450 millions
Date of Acquisition		August 1, 2005	Appraisal Value (End of Period)	¥2,820 millions
Location		3-38-12 Sendagaya, Shibuya-ku, Tokyo		
Land	Site Area	699.67 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 11 above-ground floors	Completion Date	November 21, 1985
	Total Floor Area	3,812.44 m²	Usage	Retail Shops, Office, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee		Mitsubishi UFJ Trust and Banking	Property Management/	Kenedix Advisors Co., Inc.

	Corporation	Master LeaseCompany	
Special Considerations	The Property is subject to certain conditions that require construction of a parking facility for 6 vehicles pursuant to an ordinance of the Tokyo Metropolitan Government. Following expropriation of a portion of land to accommodate widening of the roadway that fronts the Property, parking facilities for only 2 vehicles have been currently provided. After acquiring parking facilities for four vehicles in close proximity to the Property, the Investment Corporation has submitted the necessary notification to Shibuya Ward in accordance with Article 12.5 of the Building Standards Law.		
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).		

KDX Kajicho Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,350 millions
Date of Acquisition	July 3, 2006		Appraisal Value (End of Period)	¥2,350 millions
Location	3-5-2 Kanda Kajicho, Chiyoda-ku, Tokyo (Note 1)			
Land	Site Area	526.43 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note 2)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 8 above-ground floors	Completion Date	March 20, 1990
	Total Floor Area	3,147.70 m²	Usage	Offices, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	Relevant parties have undertaken an onsite inspection to confirm boundaries with adjoining properties. Written confirmation for a portion of the Property's boundaries is yet to be executed.			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

KDX Hamacho Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,300 millions
Date of Acquisition	March 16, 2006		Appraisal Value (End of Period)	¥2,620 millions
Location	2-17-8 HamachoNihombashi, Chuo-ku, Tokyo			
Land	Site Area	554.80 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 2 underground and 10 above-ground floors	Completion Date	September 30, 1993
	Total Floor Area	4,133.47 m²	Usage	Retail Shops, Office, Residential, Parking
	Type of	Proprietary ownership	—	—

	Ownership			
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	Relevant parties have undertaken an onsite inspection to confirm boundaries with adjoining properties. Written confirmation for a portion of the Property's boundaries is yet to be executed.			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

FIK Minami Aoyama Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,270 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥3,140 millions
Location	5-13-3 Minami Aoyama, Minato-ku, Tokyo			
Land	Site Area	369.47 m²	Usage of the Property	Commercial district, Category II exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%·300%/80%·60% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 9 above-ground floors	Completion Date	November 21, 1988
	Total Floor Area	1,926.98 m²	Usage	Office, Retail Shops, Residential
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A determination was made on February 7, 1964 to widen the roadway (25 m) on the northern side of the Property in accordance with urban planning proposals. In the event this determination is implemented some time in the future, an area of approximately 35 m² will be transferred to the Tokyo Metropolitan Government. In March 1999, construction for an extension of the existing building was completed. The extended portion encroaches on the area subject to expropriation by approximately 34m². Approval to construction was however received in accordance with the Urban Planning Law.			
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law; Fire proof building), and 600% for the portion classified for commercial district. Furthermore, the portion classified as category II exclusive district for medium-and high-rise residential has a maximum building coverage ratio and floor area ratio of 60% and 300%, respectively. Usage of the property crosses over varied classifications. Accordingly, the maximum building coverage ratio is 95.11% and floor area ratio is 551.15% (Articles 53.2 and 52.7of the Building Standards Law).			

KDX Funabashi Building (Office Building)

Type of Specified Asset	Real Estate		Acquisition Price	¥2,252 millions (Note)
Date of Acquisition	March 1, 2006		Appraisal Value (End of Period)	¥2,310 millions
Location	7-11-5 Honcho, Funabashi, Chiba			
Land	Site Area	1,180.41 m²	Usage of the Property	Commercial district

	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 8 above-ground floors	Completion Date	April 13, 1989
	Total Floor Area	5,970.12 m²	Usage	Office, Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	—		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A portion of the Property's land was appropriated to facilitate the widening of the road immediately in front of the building. As a result, the Property's floor area ratio and building coverage ratio does not comply with existing standards.			
Other	Note: The acquisition price is rounded down to the nearest million yen.			

Kanda Kihara Buiding (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,950 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,960 millions
Location	3-5-8 Kanda-Kajicho, Chiyoda ward, Tokyo (Note 1)			
Land	Site Area	410.18 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note 2)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete / reinforced concrete / steeo-frame structure; 1 underground and 8 above-ground floors	Completion Date	May 17, 1993
	Total Floor Area	2,393.94 m² (Note 3)	Usage	Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Sumitomo Trust & Banking Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	The Property is located in an area governed by Article 102.2 of the Law Concerning the Prevention of Harmful Transmissions. Accordingly, reconstruction, renovation and extensions of the building are subject to height restrictions. In each of the aforementioned cases, the Investment Corporation is compelled to notify and negotiate with the Ministry of Internal Affairs and Communications.			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building). 3. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: store room; Type of Structure: concrete block, zinc-plated steel sheet roof one-story building; Floor area: 1.29 m²)			

KDX Yotsuya Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,950 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥2,020 millions
Location	1-22-5 Yotsuya, Shinjuku-ku, Tokyo (Note 1)			
Land	Site Area	996.65 m² (Note 2)	Usage of the Property	Category I district for residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%/60% (Note 3)
Building	Type of Structure	Flat-roofed, reinforced concrete structure;2 underground and 4 above-ground floors	Completion Date	October 5, 1989
	Total Floor Area	3,329.68 m²	Usage	Offices, Retail Shops, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. Includes an area of approximately 30m² set back from the roadway in accordance with Article 42.2 of the Building Standards Law. 3. The maximum building coverage ratio is 70% (Article 53.3 of the Building Standards Law; corner plots).			

NNK Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,610 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,950 millions
Location	1-1-12 Shinjuku, Shinjuku-ku, Tokyo			
Land	Site Area	383.63 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame / steel-frame reinforced structure; 9 above-ground floors	Completion Date	June 30, 1992
	Total Floor Area	2,594.88 m²	Usage	Office, Retail Shops, Residential
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Kiba Ocean Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,580 millions
Date of Acquisition	June 20, 2006		Appraisal Value (End of Period)	¥1,610 millions
Location	5-12-8 Kiba, Koto-ku, Tokyo			
Land	Site Area	922.77 m²	Usage of the Property	Semi-industrial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%/60% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 5 above-ground floors	Completion Date	October 27, 1992
	Total Floor Area	2,820.64 m²	Usage	Offices, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio is 80% (Article 53.3 and 53.4 of the Building Standards Law; corner plots and fire proof building).			

KDX Nogizaka Building (Office Building)

Type of Specified Asset	Real Estate		Acquisition Price	¥1,065 millions
Date of Acquisition	July 14, 2006		Appraisal Value (End of Period)	¥1,060 millions
Location	7-2-29 Roppongi, Minato-ku, Tokyo			
Land	Site Area	409.36 m² / private road on the east side 713.78 m² (co-ownership interest 1/14)	Usage of the Property	Neighboring commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%/80% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 1 underground and 5 above-ground floors	Completion Date	May 27, 1991
	Total Floor Area	1,695.07 m²	Usage	Offices, Retail Shops, Residential
	Type of Ownership	Proprietary ownership	—	—
Trustee	—		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	1. As part of the Property's land (Lot No. 206-19) is intended for subway construction, the surface rights are set at less than 23.91 meters above Tokyo Bay sea level. 2. In accordance with the Minato Ward District Ordinance for Mid- to High-Rise Housing, enacted after the completion date of the building, the Property's intended use will revert to the existing status of "nonapproval." (The			

	building limit in the No. 2-Type Mid- to High-Rise Housing District is stated as follows: "In the case of constructing a building, the portion above the fourth floor must be prescribed as a structure intended for residential, residential complex or dormitory use.")
Other	Note: The maximum building coverage ratio is 100% (Article 53.3 and 53.4 of the Building Standards Law; corner plots and fire proof building).

Koishikawa Yoshida Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥704 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥777 millions
Location	1-21-14 Koishikawa, Bunkyo-ku, Tokyo			
Land	Site Area	404.89 m² (Note 1)	Usage of the Property	Commercial district, semi-industrial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%·300%/80%·60% (Note 2)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 9 above-ground floors	Completion Date	October 5, 1992
	Total Floor Area	1,866.58 m²	Usage	Retail Shops, Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A portion of a flowerbed within the Property's land site encroaches the boundaries of an adjoining roadway on the eastern side.			
Other	Notes: 1. A portion of the Property's site area on the northern side (approximately 59 m²) is designated for roadway use by the municipal government in line with the Bunkyo ward Koishikawa Yanagicho redevelopment project. Accordingly, this portion is provided to the municipal government free of charge. 2. The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law; Fire proof building), and 600% for the portion classified for commercial district. Furthermore, the portion classified as semi-industrial district has a maximum building coverage ratio and floor area ratio of 80% (Article 53.3 of the Building Standards Law; corner plot deregulation and Article 53.4 of the Building Standards Law; Fire proof building) and 300%, respectively. Usage of the Property crosses over two different classifications. Accordingly, the maximum building coverage ratio is 95.17% and floor area ratio is 527.56% (Articles 53.2 and 52.7 of the Building Standards Law).			

Portus Center Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,570 millions
Date of Acquisition	September 21, 2005		Appraisal Value (End of Period)	¥5,620 millions
Location	4-45-1 Ebisujimacho, Sakai, Osaka (Note 1)			
Land	Site Area	13,936.63 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership (Percentage of site rights,	Floor Area Ratio/ Building Coverage Ratio	400%/80% (Note 2)

		approximately 22.26%)		
Building (Note 3)	Type of Structure (Note3)	Flat-roofed, steel-frame reinforced concrete structure / steel-frame structure; 2 underground and 25 above-ground floors	Completion Date	September 30, 1993
	Total Floor Area(Note4)	79,827.08 m²	Usage (Note6)	Office, Retail Shops, Storage, Parking
	Type of Ownership (Note5)	Compartmentalized ownership / Co ownership of compartmentalized ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A portion of the property's site is subject to public easement in connection with sewage system maintenance.			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The Property is located in an area adjoining the west exit of Sakai Station that has been designated as an area that can be developed for higher urban density. Accordingly, the maximum and minimum floor area ratios are 500% and 200% respectively. In addition, the maximum building coverage ratio is 70% and comprised of a maximum ratio of 50% as an area that can be developed for higher urban density, 10% in accordance with Article 53.4 of the Building Standards Law; Fire proof building and 10% in accordance with Article 53.3 of the Building Standards Law relating to corner plot deregulation. 3. Portus Sakai is comprised of an office building (Portus Center Building), the Plaza Tower and a hotel and retail component. The Property is made up of the compartmentalized ownership portion of the office building (Floors 1 and a portion of floors 3 through 16), and the compartmentalized ownership portion of below ground facilities (B2 and a portion of B1). 4. The total floor area and type of structure for the entire facilities building. 5. The ratio of the site rights of the Property is 22,257,118/100,000,000. Of the total compartmentalized ownership portion of the entire facilities building of 69,832.26 m², the Investment Corporation exclusive compartmentalized ownership portion totals 16,892.49 m² (approximately 24.1%). However, the compartmentalized ownership ratio of common use areas comprising below ground parking totaling 11,625.36 m² is 150/365. 6. The usage of the Property.			

KDX Minami Semba Dai-1 Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,610 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥1,620 millions
Location	2-1-10 Minami Semba, Chuo-ku, Osaka-shi, Osaka			
Land	Site Area	715.44 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure / reinforced concrete structure / steel-frame structure / zinc-plated steel sheet roof; 1 underground and 9 above-ground floors	Completion Date	March 25, 1993

	Total Floor Area	4,236.59 m²	Usage	Offices, Parking
	Type of Ownership	Proprietary ownership	—	—
Trustee	Resona Bank, Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum buiding coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

KDX Minami Semba Dai-2 Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,560 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥1,620 millions
Location	2-11-26 Minami Semba, Chuo-ku, Osaka-shi, Osaka			
Land	Site Area	606.45 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure / steel-frame structure; 1 underground and 9 above-ground floors	Completion Date	September 9, 1993
	Total Floor Area	3,315.93 m²	Usage	Storage, Retail Shops, Offices, Residential
	Type of Ownership	Proprietary ownership	—	—
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: 1. The maximum buiding coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Hakata-Ekimae Dai-2 Building (Office Building)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,430 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,520 millions
Location	2-6-3 Hakata-Eki Higashi, Hakata-ku, Fukuoka, Fukuoka			
Land	Site Area	866.00 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%·500%/80% (Note 1)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 9 above-ground floors	Completion Date	September 11, 1984
	Total Floor	4,846.01 m² (Note 2)	Usage	Office

	Area			
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building). As the floor area ratios of 600% (for the portion 30 m from the Tsukushi-dori roadway boundary on the Property's western side) and 500% (for all other areas) overlap, the maximum floor area ratio is 527.56% (Article 52.7 of the Building Standards Law). 2. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: parking; Type of Structure: steel-frame, flat-roofed one-story building; Floor area: 49.49 m²)			

Residence Charmante Tsukishima (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥5,353 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥5,430 millions
Location	3-26-8 Tsukishima, Chuo-ku, Tokyo			
Land	Site Area	4,252.86 m² (Note 1)	Usage of the Property	Commercial district, Category II district for residential
	Type of Ownership	Proprietary ownership (Percentage of site rights, approximately 56.65%) (Note 2)	Floor Area Ratio/ Building Coverage Ratio	500%・400%/80%・60% (Note 3)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 1 underground and 10 above-ground floors (Note4)	Completion Date	January 15, 2004
	Total Floor Area	18,115.39 m² (Note 5)	Usage	Residential Complex, Offices (Note 4)
	Type of Ownership	Compartmentalized ownership (Note 6)	Property Type	Compact Type
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management	Kenedix Advisors Co., Inc.
			Master LeaseCompany	Sekiwa Real Estate, Ltd.
Special Considerations	None			
Other	Notes: 1. The total site area (include co ownership area) is for the entire facilities building. 2. The Investment Corporation's portion of exclusive ownership is the residential portion (ratio of site rights = 766,990/1,353,792) of floors 2 -10F in Building A located along Nishioki Street (also called Monja Street). The areas from B1 to the office portion of 2F, plus the residential portion of Building B located along the northeast side of the road, belong to other co-owners. The Investment Corporation owns a total of 140 residential units, comprised of 52 1K-type and 1LDK-type units measuring approximately 40 – 45 m², and 88 1LDK-type, 2DK-type and 2LDK-type units measuring approximately 58 – 85 m². 3. The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law; Fire proof building), and 500% for the portion classified for commercial district.			

	Furthermore, the portion classified as Category II district for residential has a maximum building coverage ratio and floor area ratio of 80% (Article 53.3 of the Building Standards Law; corner plot deregulation and Article 53.4 of the Building Standards Law; Fire proof building) and 400%, respectively. Usage of the Property crosses over two different classifications. Accordingly, the maximum building coverage ratio is 84.2% and floor area ratio is 421.05% (Articles 53.2 and 52.7 of the Building Standards Law). 4. The total floor area and type of structure for the entire facilities building. 5. The total floor area is for the entire facilities building. 6. Of the total compartmentalized ownership portion of the entire facilities building of 13,168.75 m², the Investment Corporation exclusive compartmentalized ownership portion totals 7,487.85 m² (approximately 56.86%).

Regalo Ochanomizu I&II (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,600 millions (Note 1)
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥3,670 millions
Location	①2-3-19 Hongo, Bunkyo-ku, Tokyo (I) ②2-3-18 Hongo, Bunkyo-ku, Tokyo (II)			
Land	Site Area	1,205.65 m² (Note 1&2)	Usage of the Property	Commercial district, Neighborhood comemercial district
	Type of Ownership	Proprietary ownership (Percentage of ownership area interest, approximately 97.66%) (Note 3)	Floor Area Ratio/ Building Coverage Ratio	①500%・400%/80%・60% ②400%/80% (Note 4)
Building	Type of Structure	①Flat-roofed, reinforced concrete structure; 1 underground and 10 above-ground floors ②Flat-roofed, reinforced concrete structure; 11 above-ground floors	Completion Date	①January 30, 2006 ②February 26, 2006
	Total Floor Area	4,843.27 m² (Note 1)	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Resona Bank, Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	The width of the road along the south side of this property (building I) was slated for expansion to 25 m in accordance with urban planning ordinances dated March 21, 1946. However, a resolution to go forward with the construction has not yet passed. Even in the event that these urban planning ordinances are implemented, the subject land shall not be expropriated.			
Other	Notes: 1. The Property consists from 2 buildings. The figures including acquisition price, site area and total floor area indicates the total for the 2 buildings. 2. Includes the area of private road (approximately 141m²) and an area of approximately 24m² set back from the roadway in accordance with Article 42.2 of the Building Standards Law. 3. Among two parcel of land for the above private road, one of the parcel of land (Lot number: 15-13, Area: 115.00 m²) has 7 co owners who are individuals. (Ratio of co ownership of shared properties is 75,454/100,000) 4. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building). The property crosses over an area with floor area ratio 500% and 400%. Accordingly, the floor area ratio is 499.97% (Articles 52.7 of the Building Standards Law).			

Storia Sirokane (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,150 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥3,360 millions
Location	4-7-8 Shiroganedai, Minato-ku, Tokyo			
Land	Site Area	1,197.13 m² (Note 1)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80% (Note 2)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure/ steel-frame structure; 2 underground and 13 above-ground floors	Completion Date	February 21, 2003
	Total Floor Area	5,750.05 m²	Usage	Retail Shops, Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. Includes an area of approximately 54 m² retreating back from the roadway in accordance with Article 42.2 of the Building Standards Law. 2. The maximum buiding coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Tre di Casa Minami Aoyama (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,460 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥2,610 millions
Location	Trust beneficiary interest in real estate			
Land	Site Area	767.70 m²	Usage of the Property	Category II exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%/60% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 1 underground and 6 above-ground floors	Completion Date	February 26, 2004
	Total Floor Area	1,986.44 m²	Usage	Residential complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			

Other	Note : The maximum building coverage ratio and floor area ratio are 60% and 287.2%, respectively. Generally, the volume coverage ratio is set at 300%, however, standards relating to road frontage width (7.18m x 40%) take precedence.

Regalo Shiba-Kouen (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,260 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥2,280 millions
Location	3-4-16 Shiba, Minato-ku, Tokyo			
Land	Site Area	530.45 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 13 above-ground floors	Completion Date	November 18, 2005
	Total Floor Area	2,786.98 m²	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note : The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Court Mejiro (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,250 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,120 millions
Location	4-19-25 Shimo-Ochiai, Shinjuku-ku, Tokyo			
Land	Site Area	1,581.91 m²	Usage of the Property	Category I exclusive district for low-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	150%/60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 1 underground and 3 above-ground floors	Completion Date	March 5, 1997
	Total Floor Area	3,326.07 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Prestige Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Apartments Motoazabu (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,210 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,260 millions
Location	2-1-19 Motoazabu, Minato-ku, Tokyo			
Land	Site Area	639.41 m²	Usage of the Property	Neighborhood commercial district, category I exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%·300%/80%·60% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 11 above-ground floors	Completion Date	January 14, 2004
	Total Floor Area	1,685.14 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	A determination was made on April 25, 1946 (Post War Revitalization Declaration No. 15) relating to National Highway No. 10, the roadway fronting the Property, in accordance with urban planning proposals. In the event this determination is implemented some time in the future, an area of approximately 45 m² will be transferred to the Tokyo Metropolitan Government. A portion of the Property's land is already set back from the roadway.			
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law; Fire proof building), and 400% for the adjoining portion classified for commercial district. Furthermore, the portion classified as category I exclusive district for medium-and high-rise residential has a maximum building coverage ratio and floor area ratio of 70% and 300%, respectively. Usage of the Property crosses over two classifications. Accordingly, the maximum building coverage ratio is 85.50% and floor area ratio is 351.67% (Articles 53.2 and 52.7of the Building Standards Law).			

Apartments Wakamatsu-Kawada (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,180 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,210 millions
Location	9-4 Yochomachi, Shinjuku-ku, Tokyo			
Land	Site Area	412.42 m²	Usage of the Property	Neighborhood commercial district, category I district for residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%·300%/80%·60% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 12 above-ground floors	Completion Date	February 19, 2004
	Total Floor Area	1,858.51 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type

Trustee	Mitsubishi UFJ Trust and Banking Corporation	Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	Notes: 1. A determination was made on March 26, 1946 (Post War Revitalization Declaration No. 3) relating to the roadway fronting the northern side of the Property, in accordance with urban planning proposals. In the event this determination is implemented some time in the future, an area of approximately 2 m² will be transferred to the Tokyo Metropolitan Government. A portion of the Property's land is already set back from the roadway. 2. The Property is located in an area governed by Article 102.2 of the Law Concerning the Prevention of Harmful Transmissions. Accordingly, reconstruction, renovation and extensions of the building are subject to height restrictions. In each of the aforementioned cases, the Investment Corporation is compelled to notify and negotiate with the Ministry of Internal Affairs and Communications.		
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law; Fire proof building), and 400% for the adjoining portion classified for commercial district. Furthermore, the portion classified as category 1 district for residential buildingshas a maximum building coverage ratio and floor area ratio of 70% (including 10% as a fire proof building) and 300%, respectively. Usage of the Property crosses over two classifications. Accordingly, the maximum building coverage ratio is 95.25% and floor area ratio is 384.17% (Articles 53.2 and 52.7of the Building Standards Law).		

Chigasaki Socie Ni-bankan (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,160 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥1,160 millions
Location	2-1-38 Chigasaki, Chigasaki-shi, Kanagawa			
Land	Site Area	2,191.21 m² (Note)	Usage of the Property	Neighboorhood commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%/80%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 8 above-ground floors	Completion Date	January 29, 1991
	Total Floor Area	3,821.74 m²	Usage	Offices, Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: Includes an area of approximately 22m² set back from the roadway in accordance with Article 42.2 of the Building Standards Law.			

Court Nihonbashi-Hakozaki (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,130 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,190 millions
Location	38-1 Nihonbashi Hakozakicho, Chuo-ku, Tokyo			
Land	Site Area	260.85 m²	Usage of the Property	Commercial district

	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 12 above-ground floors	Completion Date	February 6, 2004
	Total Floor Area	1,727.96 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law; Fire proof building) and 633.33%, respectively. Generally, the floor area ratio is set at 500%, however, deregulation standards relating to landscape model guidance plans (the Ningyocho and Hamacho Kashi districts) apply contributing a further 133.33% (500% x 4/10 x 2/3).			

Court Nishi-Shinjuku (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,130 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥1,160 millions
Location	7-18-15 Shinjuku, Shinjuku-ku, Tokyo			
Land	Site Area	408.16 m² (Note 1)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note 2)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 8 above-ground floors	Completion Date	October 7, 2005
	Total Floor Area	1,669.33 m²	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. Includes an area of approximately 9.8m² set back from the roadway in accordance with Article 42.2 of the Building Standards Law. 2. The maximum building coverage ratio and floor area ratio are 100% (Article 53.4 of the Building Standards Law; Fire proof building) and 373.80%, respectively. Generally, the floor area ratio is set at 600%, however, standards relating to road frontage width (6.23m x 60%) take precedence.			

Side Denenchofu (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,110 millions

Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥1,100 millions
Location	40-14 Denenchofu Honcho, Ota-ku, Tokyo			
Land	Site Area	1,326.57 m²	Usage of the Property	Semi-residential district, category I exclusive district for residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%·200%/60%·60% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 6 above-ground floors	Completion Date	February 17, 1997
	Total Floor Area	2,433.52 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 50% and 283%, respectively. The building coverage ratio includes a 10% addition attributed to deregulation measures relating to corner plots (Article 53.3 of the Building Standards Law) in accordance with landscaping regulations. The floor area ratio is calculated based on Article 52.7 of the Buildings Standards Law, which is applied to properties with two overlapping use classifications (in the case of the Property, 300% for semi-residential district and 200% for category I exclusive district for residential.			

Gradito Kawaguchi (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,038 millions
Date of Acquisition	June 30, 2006		Appraisal Value (End of Period)	¥1,050 millions
Location	3-3-7 Sakaecho, Kawaguchi-shi, Saitama			
Land	Site Area	423.94 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%/80%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 12 above-ground floors	Completion Date	February 13, 2006
	Total Floor Area	1,705.38 m²	Usage	Residential Complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

S-court Yokohama-Kannai II (Residential Property)

Type of Specified	Trust beneficiary interest in real estate	Acquisition Price	¥945 millions

Asset			
Date of Acquisition	August 1, 2005	Appraisal Value (End of Period)	¥984 millions
Location	3-5-9 Bandaicho, Naka-ku, Yokohama, Kanagawa (Note 1)		

Land	Site Area	366.83 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note 2)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 11 above-ground floors	Completion Date	March 17, 2003
	Total Floor Area	1,738.71 m² (Note 3)	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The Property's site area has a maximum building coverage ratio and floor area ratio of 100% (Article 53.4 of the Building Standards Law; Fire proof building) and 570%, respectively. The floor area ratio has been calculated by adding a portion in connection with deregulation (Article 52.9 of the Building Standards Law) for a specified road located on the Property's northern side to regulations relating to the widening of the roadway fronting the Property (8.00 m x 60%). 3. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: parking; Type of structure: steel-frame, zinc-plated steel sheet roof one-story building; Floor area: 35.96 m²).			

Regalo Komazawa-Kouen (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥912 millions
Date of Acquisition	May 1, 2006	Appraisal Value (End of Period)	¥943 millions
Location	5-21-6 Komazawa, Setagaya-ku, Tokyo		

Land	Site Area	363.08 m²	Usage of the Property	Neighboorhood commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%/80% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 8 above-ground floors	Completion Date	February 6, 2006
	Total Floor Area	1,262.00 m²	Usage	Residential Complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio is 90% (Article 53.3 of the Building Standards Law; corner plot deregulation).			

Court Motoasakusa (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥880 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥909 millions
Location	4-8-10 Motoasakusa, Taito-ku, Tokyo			
Land	Site Area	201.24 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	700%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 13 above-ground floors	Completion Date	January 31, 2005
	Total Floor Area	1,585.65 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Court Shin-Okachimachi (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥878 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥888 millions
Location	1-10-6 Moto-asakusa, Taito-ku, Tokyo			
Land	Site Area	311.22 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 11 above-ground floors	Completion Date	October 7, 2005
	Total Floor Area	1,494.55 m²	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio and floor area ratio are 100% (Article 53.4 of the Building Standards Law; Fire proof building) and 480%, respectively. Generally, the floor area ratio is set at 500%, however, standards relating to road frontage width (8.0m x 60%) take precedence.			

Bloom Omotesando (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥875 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥947 millions
Location	5-39-7 Jingumae, Shibuya-ku, Tokyo			
Land	Site Area	332.96 m²	Usage of the Property	Category I exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/60% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 1 underground and 3 above-ground floors	Completion Date	March 14, 2003
	Total Floor Area	699.14 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Prestage Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum floor area ratio is 160%. While the maximum floor area ratio is normally set at 200%, preference is given to restrictions relating to the widening of roadway fronting the Property (4 x 40%).			

Human Heim Okachimachi (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥830 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥873 millions
Location	2-28-4 Taito, Taito-ku, Tokyo			
Land	Site Area	174.44 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	800%/80% (Note)
Building	Type of Structure	Flat-roofed, steel reinforced concrete structure; 14 above-ground floors	Completion Date	December 7, 2004
	Total Floor Area	1,444.25 m²	Usage	Residential complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio is 100% (*Article 53.4 of the Building Standards Law; Fire proof building*).			

Primo Regalo Kagurazaka (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥762 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥770 millions
Location	8-10 Tsukiji-cho, Shinjuku-ku, Tokyo (Note)			
Land	Site Area	320.16 m²	Usage of the Property	Semi-industrial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	300%/60%
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 8 above-ground floors	Completion Date	January 17, 2006
	Total Floor Area	1,007.54 m²	Usage	Residential Complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The residential address of the Property is yet to be determined.			

Court Shinbashi (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥748 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥800 millions
Location	5-33-7 Shinbashi, Minato-ku, Tokyo			
Land	Site Area	303.58 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 6 above-ground floors	Completion Date	December 8, 1997
	Total Floor Area	1,212.74 m²	Usage	Residential Complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Primo Regalo Youga (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate	Acquisition Price	¥730 millions

Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥735 millions
Location	5-34-21 Seta, Setagaya-ku, Tokyo			
Land	Site Area	603.00 m²	Usage of the Property	Category I exclusive district for medium-and high-rise residential, Category I exclusive district for low-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%・80%/60%・40% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 8 above-ground floors	Completion Date	December 20, 2005
	Total Floor Area	1,213.20 m²	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 60% and 200% for the adjoining portion classified for category I exclusive district for medium-and high-rise residential. Furthermore, the portion classified as category I exclusive district for low-rise residential has a maximum building coverage ratio and floor area ratio of 40% and 80%, respectively. Usage of the Property crosses over two classifications. Accordingly, the maximum building coverage ratio is 56.24% and floor area ratio is 177.46% (Articles 53.2 and 52.7of the Building Standards Law).			

Court Suitengu (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥659 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥671 millions
Location	2-11-4 Nihonbashi-Kakigaracho, Chuo-ku, Tokyo			
Land	Site Area	243.79 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 7 above-ground floors	Completion Date	July 10, 2003
	Total Floor Area	1,091.82 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 80% and 456%, respectively.			

	Generally, the building coverage ratio is set at 100% (Article 53.4 of the Building Standards Law; Fire proof building). This, however, was revised to 80% in line with district planning restrictions. Generally, the floor area ratio is 500%. This, however, has been revised to 456%, to accommodate application of restrictions relating to the widening of the roadway fronting the Property (6 m x 60%) and deregulation standards relating to landscape model guidance plans (the Ningyocho and Hamacho Kashi districts) (360% + 360% x 4/10 x 2/3).

Court Shimouma (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥638 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥644 millions
Location	1-21-8 Shimouma, Setagaya-ku, Tokyo			
Land	Site Area	376.62 m²	Usage of the Property	Category I exclusive district for medium-and high-rise residential, Category II exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%·300%/60%·60% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 6 above-ground floors	Completion Date	October 13, 2005
	Total Floor Area	880.18 m²	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Single Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The Property's site area has a maximum building coverage ratio and floor area ratio of 60% and 200% for the adjoining portion classified for category I exclusive district for medium-and high-rise residential. Furthermore, the portion classified as category II exclusive district for medium- and high-rise residential has a maximum building coverage ratio and floor area ratio of 60% and 300%, respectively. Usage of the Property crosses over two classifications. Accordingly, the maximum building coverage ratio is 60% and floor area ratio is 236.96% (Articles 53.2 and 52.7of the Building Standards Law).			

Ashiya Royal Homes (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,330 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥2,440 millions
Location	20-10 Ohara-cho, Ashiya-shi, Hyogo			
Land	Site Area	2,685.08 m²	Usage of the Property	Category I exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/60% (Note)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 5 above-ground floors	Completion Date	June 5, 1991

	Total Floor Area	5,015.67 m²	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Prestage Type
Trustee	Resona Bank, Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	The width of the road along the south side of this property was slated for expansion to 20 m in accordance with urban planning ordinances dated August 5, 1946. However, a resolution to go forward with the construction has not yet passed. In the event that these urban planning ordinances are implemented, the edge of the road would be extended approximately 13.6 m from its current position, bringing it inside the site area. Accordingly, a portion of the land (approximately 400 m²) on this property would have to be ceded in order to make space for the road. However, since the subject area included in the road proposal is currently being used as a parking area, even if the proposal to use the area as a road goes forward in the future, such plans would have essentially no impact on the use of the property.			
Other	Note: The maximum building coverage ratio is 70% (Article 53.3 of the Building Standards Law; corner plot deregulation).			

Venus Hibarigaoka (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,800 millions (Note 1)
Date of Acquisition	December 8, 2005		Appraisal Value (End of Period)	¥1,710 millions
Location	1) 2-24-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido 2) 2-25-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido 3) 2-26-1 Atsubetsu Minami Atsubetsu-ku, Sapporo, Hokkaido			
Land	Site Area	8,595.00 m² (Note 1)	Usage of the Property	Category II exclusive district for medium- and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/60% (Note 2)
Building	Type of Structure	1) Flat-roofed, reinforced concrete structure; 6 above-ground floors 2) Flat-roofed, reinforced concrete structure; 5 above-ground floors 3) Flat-roofed, reinforced concrete structure; 6 above-ground floors	Completion Date	March 13, 1989
	Total Floor Area	14,976.25 m² (Note 1&3)	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The Property consists from 3 buildings. The figures including acquisition price, site area and total floor area indicates the total for the 3 buildings. 2. The maximum floor area ratio is 70% (Article 53.3 of the Building Standards Law; corner plot deregulation). 3. The figure does not include the area of the following structures that are attached to buildings 1) through 3). 1) Type: Storage; Structure: Flat, concrete block structure with galvanized steel; Floor area: 114.67 m²			

	2) Type: Management office; Structure: Flat, steel reinforced concrete structure with flat roof; Floor area: 46.36 m² Type: Storage; Structure: Flat, concrete block structure with galvanized steel; Floor area: 141.70 m² 3) Type: Storage; Structure: Flat, concrete block structure with galvanized steel; Floor area: 154.05 m²

Regalo Ibaraki I&II (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,600 millions (Note 1)
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥1,670 millions
Location	①9-11 Takabashi, Ibaraki-shi, Osaka (I) ②9-12 Takebashi, Ibaraki-shi, Osaka (II)			
Land	Site Area	3,390.22 m² (Note 1)	Usage of the Property	Category I district for residential, Category II exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%·200%/60%·60% (Note 2&3)
Building	Type of Structure	①Roof thatched with slate, reinforced concrete structure; 4 above-ground floors ②Roof thatched with slate, reinforced concrete structure; 1 underground and 7 above-ground floors	Completion Date	①May 27, 1991 (I) ②March 17, 1993 (II)
	Total Floor Area	6,445.92 m² (Note 1&4)	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The Property consists from 2 buildings. The figures including acquisition price, site area and total floor area indicates the total for the 2 buildings. 2. Generally, the floor area ratio of I building is set at 200%, however, standards relating to road frontage width (4.8m x 40%=19.2%) take precedence. 3. The maximum floor area ratio is 70% (Article 53.3 of the Building Standards Law; corner plot deregulation). 4. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: store room; Type of Structure: reinforced concrete structure of one story building; Floor area: 6.30 m²) (Usage: mechanical room; Type of Structure: steel-frame structure of one story building; Floor area: 4.00 m²) (Usage: mechanical room; Type of Structure: reinforced concrete structure of one story building; Floor area: 4.95 m²)			

Collection Higashi-Sakura (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥1,264 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥1,253 millions
Location	1-5-10 Higashi-Sakura, Higashi-ku, Nagoya-shi, Aichi			
Land	Site Area	462.52 m²	Usage of the Property	Commercial district

	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	600%/80%
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 14 above-ground floors	Completion Date	March 2, 2006
	Total Floor Area	2,931.65 m²	Usage	Residential Complex, Retail Shops
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	None			

Renaissance 21 Hirao Jousui-machi (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥900 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥926 millions
Location	55 Hirao Jousui-chi, Chuo-ku, Fukuoka-shi, Fukuoka (Note 1)			
Land	Site Area	1,438.01 m²	Usage of the Property	Category I exclusive district for medium-and high-rise residential
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	150%/60% (Note 2)
Building	Type of Structure	Flat-roofed, reinforced concrete structure; 5 above-ground floors	Completion Date	October 18, 2005
	Total Floor Area	2,643.36 m²	Usage	Residential Complex, Parking
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The maximum floor area ratio is 70% (Article 53.3 of the Building Standards Law; corner plot deregulation).			

Montore Nishikouen Bay Court (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥826 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥826 millions
Location	3-5-7 Minato, Chuo-ku, Fukuoka-shi, Fukuoka			
Land	Site Area	1,315.36 m²	Usage of the Property	Semi-industrial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/60% (Note)

Building	Type of Structure	Flat-roofed, reinforced concrete structure; 10 above-ground floors	Completion Date	February 2, 2006
	Total Floor Area	2,772.49 m²	Usage	Residential Complex
	Type of Ownership	Proprietary ownership	Property Type	Family Type
Trustee	The Chuo Mitsui Trust and Banking Company, Limited		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio is 70% (Article 53.3 of the Building Standards Law; corner plot deregulation).			

Abreast Hara (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥444 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥493 millions
Location	1-520-1 Hara, Tenpaku-ku, Nagoya, Aichi (Note 1)			
Land	Site Area	397.17 m²	Usage of the Property	Neighborhood commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	400%/80% (Note 2)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 11 above-ground floors	Completion Date	February 18, 2000
	Total Floor Area	1,563.47 m² (Note 3)	Usage	Residential complex, Retail Shops, Office
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	Surface rights from 14.80 m to 0.10 m above the Tokyo Bay tide level have been established over a portion of the Property's land (520-2) and set aside as land for construction of a high-speed railway.			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The maximum floor area ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building). 3. The Property has the following attached structures. These attached structures are not included in the total floor area. (Usage: parking; Type of structure: steel-frame, zinc-plated steel roof one-story building; Floor area: 44.79 m²)			

Abreast Hirabari (Residential Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥407 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥454 millions
Location	4-1601 Hirabari, Tenpaku-ku, Nagoya, Aichi (Note 1)			
Land	Site Area	889.15 m²	Usage of the Property	Neighborhood commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	200%/80% (Note 2)

Building	Type of Structure	Flat-roofed, reinforced concrete structure; 7 above-ground floors	Completion Date	March 21, 2000
	Total Floor Area	1,867.75 m²	Usage	Residential complex
	Type of Ownership	Proprietary ownership	Property Type	Compact Type
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The residential address of the Property is yet to be determined. 2. The Property's current maximum building coverage ratio and floor area ratio are 90% (including an additional 10% relating to deregulation measures relating to corner plots (Article 53.3 of the Building Standards Law) and 200%, respectively.			

Jinnan-zaka Frame (Retail Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥9,900 millions
Date of Acquisition	August 1, 2005		Appraisal Value (End of Period)	¥11,400 millions
Location	1-18-2 Jinnan, Shibuya-ku, Tokyo			
Land	Site Area	1,240.51 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%/80% (Note)
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 2 underground and 7 above-ground floors	Completion Date	March 31, 2005
	Total Floor Area	6,302.58 m²	Usage	Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mitsubishi UFJ Trust and Banking Corporation		Property Management Company	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

Yoyogi M Building (Retail Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥2,479 millions (Note 1)
Date of Acquisition	September 30, 2005		Appraisal Value (End of Period)	¥2,460 millions
Location	1-38-5 Yoyogi, Shibuya-ku, Tokyo			
Land	Site Area	228.74 m² (Note 2)	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership / a portion subject to leasehold	Floor Area Ratio/ Building Coverage Ratio	600%/80% (Note 4)

		rights (Note 3)		
Building	Type of Structure	Flat-roofed, steel-frame reinforced concrete structure; 8 above-ground floors	Completion Date	August 12, 1991
	Total Floor Area	1,269.06 m²	Usage	Retail Shops, Office
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management/ Master LeaseCompany	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Notes: 1. The acquisition price is rounded down to the nearest million yen. 2. Includes an area of approximately 15 m² set back from the roadway in accordance with Article 42.2 of the Building Standards Law. 3. Areas of land applicable to leasehold are as follows: Area applicable to leasehold: 21.94 m² Limited proprietary right of land holder: Individual Leasehold term: 30 years commencing September 30, 2005 In the event of Property transfer, approval must be obtained from the limited proprietary right of the land holder relating to the leasehold portion. 4. The maximum building coverage ratio is 100% (Article 53.4 of the Building Standards Law; Fire proof building).			

ZARA Tenjin Nishi-dori (Retail Property)

Type of Specified Asset	Trust beneficiary interest in real estate		Acquisition Price	¥3,680 millions
Date of Acquisition	May 1, 2006		Appraisal Value (End of Period)	¥3,760 millions
Location	1-12-64 Daimyo, Chuo-ku, Fukuoka-shi, Fukuoka			
Land	Site Area	595.52 m²	Usage of the Property	Commercial district
	Type of Ownership	Proprietary ownership	Floor Area Ratio/ Building Coverage Ratio	500%・400%/80%・80% (Note)
Building	Type of Structure	Flat-roofed, steo-frame structure; 4 above-ground floors	Completion Date	November 30, 2005
	Total Floor Area	1,445.02 m²	Usage	Retail Shops
	Type of Ownership	Proprietary ownership	—	—
Trustee	Mizuho Trust Co., Ltd.		Property Management Company	Kenedix Advisors Co., Inc.
Special Considerations	None			
Other	Note: The Property's site area crosses over two different district which has a maximum building coverage ratio and floor area ratio of 80% and 500%, 80% and 400%. Accordingly, the maximum building coverage ratio is 80% and floor area ratio is 480.75% (Articles 53.2 and 52.7of the Building Standards Law).			

The Investment Corporation has sold two properties on May 1, 2006. Details are as follows.

Property Name	Storia Todoroki (Residential)
Acquisition Price	¥877 million
Sales Price	¥1,015 million

Property Name	Clair Court Rokakouen (Residential)
Acquisition Price	¥831 million
Sales Price	¥985 million

B. Capital Expenditure

(a) Planned capital expenditures

Major capital expenditure plans for renovation of properties in which the Investment Corporation holds a trust beneficiary interest for the fourth fiscal period (November 1, 2006 to April 30, 2007) are as follows. Planned capital expenditure includes portions classified into expenses for accounting purposes.

Property Name (Location)	Purpose	Schedule	Planned Amount of Capital Expenditure (Millions of Yen)		
			Total	Paid in the Fiscal Period Under Review	Total Amount Previously Paid
Nihonbashi 313 Building (Chuo-ku, Tokyo)	Plumbing equipment work, interior facilities work, other	November 2006 to April 2006	161	12	12
Jinnan-zaka Frame (Shibuya-ku, Tokyo)	Fully renewal work, other	As above	127	4	4
KDX Funabashi Building (Funabashi-shi, Chiba)	Upgrade of air conditioning system, other	As above	87	1	1
Ashiya Royal Homes (Ashiya-shi, Hyogo)	Upgrade of indoor facilities and parking facilities, other	As above	63	–	–
Higashi-Kayabacho Yuraku Building (Chuo-ku, Tokyo)	Upgrade of individual air conditioning system, other	As above	47	–	–

(b) Capital Expenditures During the Fiscal Period Under Review

The Investment Corporation undertook the following major capital expenditures as follows. In the fiscal period under review, the Investment Corporation completed work across its entire portfolio totaling ¥718 million. This total comprised of ¥655 million in capital expenditures and ¥62 million for repairs, maintenance and renovation expenses.

Property Name (Location)	Purpose	Schedule	Amount of Capital Expenditures (¥mn)
KDX Hamacho Building (Chuo-ku, Tokyo)	Conversion of leasable areas, renewal work for interior facilities of co-owned areas, other	May 2006 to October 2006	81
Chigasaki Socie Ni-bankan (Chigasaki-shi, Kanagawa)	Large-scale renovation, other	As above	57
Venus Hibarigaoka (Sapporo, Hokkaido)	Renewal work for interphone system, building exterior works, other	As above	52
Others			464
Portfolio Total			655

Note: The money amount of the capital expenditures are rounded to the nearest ¥1 million.

(c) Long-Term Repairs, Maintenance and Renovation Plans

The Investment Corporation formulates long-term repairs, maintenance and renovation plans on an individual investment property basis and allocates a portion of its cash flows generated during the period to a reserve for repairs, maintenance and renovation to meet large-scale renovation over the medium- to long-terms. The following amount has been transferred to the reserve from period cash flows.

Fiscal period	First Fiscal period (May 6, 2005 to October 31, 2005)	Second Fiscal Period (November 1, 2005 to April 30, 2006)	Third Fiscal period (May 1, 2006 to October 31, 2006)
Reserve for the end of the previous period	—	¥92 millions	¥165 millions
Reserve for the fiscal period under review	¥92 millions	¥130 millions	¥148 millions
Reversal of reserve for the fiscal period under review	—	¥57 millions	¥26 millions
Reserve bring to the next period	¥92 millions	¥165 millions	¥288 millions

C. Details of the Tenants

(As of October 31, 2006)

Type	Area	Property Name	Total Leasable Floor Area (m²)(Note 1)	Total Leased Floor Area (m²)(Note 2)	Total No. of Leasable Residential units (Note 3)	Total No. of Leased Residential units (Note 4)	No. of End Tenants (Note 5)	Occupancy Ratio (%) (Note 6)	Total Rental Expenses (Thousands) (Note 7)	Leasehold and Security Deposits (Thousands) (Note 8)
Office	Tokyo Metropolitan Area	Belles Modes Building	3,816.35	3,706.68	-	-	9	97.1	161,597	299,542
		Nihonbashi 313 Building	5,901.12	5,901.12	-	-	7	100.0	240,831	196,019
		Toshin-24 Building	6,610.22	6,610.22	-	-	14	100.0	209,597	259,880
		Sogo Hirakawacho Building	4,447.07	4,447.07	4	4	21	100.0	186,813	241,426
		Ebisu East 438 Building	3,079.74	3,079.74	-	-	7	100.0	151,405	269,236
		Higashi-Kayabacho Yuraku Building	4,413.17	4,413.17	-	-	6	100.0	180,114	372,901
		Noir Hatchobori	3,325.04	3,325.04	-	-	6	100.0	137,733	151,352
		KDX Omori Building	4,949.46	4,949.46	-	-	12	100.0	153,618	264,256
		KDX Hamamatsucho Building	2,727.68	2,727.68	-	-	7	100.0	100,604	177,746
		KDX Higashi-Shinjuku Building	5,134.70	5,134.70	-	-	9	100.0	39,511	132,289
		Dai-ichi Kayabacho Building	3,019.94	3,019.94	-	-	6	100.0	96,770	176,503
		NTB・M Building	1,704.65	1,704.65	-	-	5	100.0	89,594	127,804
		K&Y Building (Southern Plaza)	4,391.37	4,260.27	17	16	23	97.0	105,283	87,376
		KDX Shin-Yokohama Building	4,810.87	4,789.89	-	-	20	99.6	115,810	163,562
		Harajuku F.F. Building	3,068.36	3,068.36	-	-	3	100.0	116,412	169,313
		KDX Kajicho Building	2,562.32	2,562.32	-	-	6	100.0	47,773	118,646
		KDX Hamacho Building	3,048.54	1,991.03	-	-	6	65.3	85,545	127,799
		FIK Minami Aoyama	1,823.64	1,823.64	-	-	5	100.0	98,271	112,946
		KDX Funabashi Building	3,883.54	3,803.11	-	-	17	97.9	102,103	134,698
		Kanda Kihara Building	1,945.55	1,945.55	-	-	9	100.0	70,364	137,604
		KDX Yotsuya Building	2,536.53	2,536.53	-	-	3	100.0	94,196	142,956
		NNK Building	2,105.18	2,105.18	-	-	1	100.0	71,522	107,575
		Kiba Ocean Building	2,450.12	1,693.01	-	-	5	69.1	28,657	45,536
		KDX Nogizaka Building	1,236.39	1,236.39	1	1	5	100.0	22,090	49,700
		Koishikawa Yoshida Building	1,594.18	1,594.18	-	-	5	100.0	36,817	44,169
	Other Regional Areas	Portus Center Building	11,520.47	11,520.47	-	-	35	100.0	322,883	415,752
		KDX Minami Semba Dai-1 Building	3,108.17	3,108.17	-	-	9	100.0	67,483	86,698
		KDX Minami Semba Dai-2	2,699.27	2,428.58	-	-	21	90.0	57,728	49,618

		Building								
		Hakata-Ekimae Dai-2 Building	3,691.63	3,661.77	-	-	40	99.2	84,942	82,688
		Total of 29 Offices	105,605.27	103,147.92	22	21	322	97.7	3,276,080	4,745,603
Residential	Tokyo Metropolitan Area	Residence Charmante Tsukishima (Note 9)	7,711.14	7,711.14	140	140	1(-)	100.0	170,357	50,580
		Regalo Ochanomizu I&II	4,280.92	4,015.71	147	138	129	93.8	79,586	33,860
		Storia Sirokane	3,617.32	3,361.15	46	41	43	92.9	103,037	82,537
		Tre di Casa Minami Aoyama	1,680.79	1,680.79	18	18	20	100.0	73,852	62,230
		Regalo Shiba-Kouen	2,507.52	2,507.52	64	64	62	100.0	52,134	21,401
		Court Mejiro	2,046.79	2,046.79	20	20	19	100.0	42,826	18,208
		Apartments Motoazabu	1,350.74	1,277.15	22	21	21	94.6	39,131	12,990
		Apartments Wakamatsu Kawada	1,607.43	1,548.73	33	32	31	96.3	37,410	12,319
		Chigasaki Socie Ni-bankan	3,544.18	3,236.73	49	44	46	91.3	43,510	19,254
		Court Nihonbashi-Hakozaki	1,537.38	1,493.86	60	59	55	97.2	38,412	11,900
		Court Nishi-Shinjuku	1,345.92	1,251.71	54	50	49	93.0	34,665	11,498
		Side Denenchofu	2,359.44	2,293.90	36	35	31	97.2	37,928	12,334
		Gradito Kawaguchi (Note 10)	1,619.34	1,619.34	66	66	1(2)	100.0	21,901	10,028
		S-court Yokohama-Kannai II	1,602.28	1,602.28	72	72	70	100.0	37,778	11,903
		Regalo Komazawa-Kouen	1,020.18	1,020.18	31	31	32	100.0	27,915	19,990
		Court Motoasakusa	1,314.91	1,314.91	44	44	44	100.0	29,820	10,277
		Court Shin-Okachimachi	1,377.87	1,377.87	41	41	41	100.0	28,000	9,400
		Bloom Omotesando	705.30	705.30	6	6	6	100.0	27,232	14,420
		Human Heim Okachimachi	1,329.79	1,329.79	50	50	9	100.0	29,508	4,080
		Primo Regalo Kagurazaka	890.93	855.24	33	33	30	96.0	22,867	7,030
		Court Shinbashi	939.60	939.60	35	35	5	100.0	26,995	9,627
		Primo Regalo Youga	1,012.80	1,012.80	38	38	19	100.0	22,938	7,251
		Court Suitengu	933.03	839.88	37	33	32	90.0	21,926	7,170
		Court Shimouma	829.05	829.05	29	29	29	100.0	19,480	6,228
	Other Regional Areas	Ashiya Royal Homes	3,999.01	3,210.98	21	16	14	80.3	75,154	37,630
		Venus Hibarigaoka	12,829.64	10,859.19	159	134	63	84.6	78,589	23,559
		Regalo Ibaraki I&II	4,701.87	3,152.85	61	41	39	67.1	32,369	8,039
		Collection Higashi-Sakura	2,655.31	2,496.51	65	61	61	94.0	21,802	13,468
		Renaissance 21 Hirao Jousui-machi	2,098.68	1,929.31	24	22	20	91.9	34,361	5,087
		Montore Nishikouen Bay Court	2,522.16	2,120.82	36	31	30	84.1	28,011	13,832
		Abreast Hara	1,436.33	1,436.33	36	36	38	100.0	22,620	19,923
		Abreast Hirabari	1,701.68	1,544.54	34	31	26	90.8	19,788	7,945
		Total of 32 Residentials	79,109.33	72,621.95	1,607	1,512	1,116	91.8	1,381,917	596,041
Retail	Tokyo Metropolitan Area	Jinnan-zaka Frame	4,670.87	4,670.87	-	-	11	100.0	297,975	428,067
		Yoyogi M Building	1,202.40	1,202.40	-	-	10	100.0	64,429	139,220
	Other Regional Areas	ZARA Tenjin Nishi-dori	1,497.47	1,497.47	-	-	1	100.0	108,000	216,000
		Total of 3 Retails	7,370.74	7,370.74	-	-	22	100.0	470,405	783,288
Total of 64 Properties			192,085.34	183,140.61	1,629	1,533	1,460	95.3	5,128,403	6,124,893

					(Note 11)			

Occupancy Ratio over the Past Five Years	
October 31, 2005	96.6%
April 30, 2006	94.9%
October 31, 2006	95.3%

Notes:

1. Total leasable floor area refers to the leasable floor area for each Property including the building (aggregate total of the leasable floor area of each building in the case of more than one building), excluding land (including land for one-story parking) identified in lease agreements or construction completion plans.
2. Total leased floor area refers to the area identified in lease agreements with end tenants or sub-lease agreements.
3. The total number of leasable residential units and the number of leased residential units refers to the portion of the building used for residential purposes.
4. The total number of leased residential units refers to the number of residential units among leasable residential units for which lease agreements with end tenants or sub-lease agreements are singed.
5. The number "1" in the Total Number of End Tenants column indicates that a master lease agreement has been signed for the property. The figure in parenthesis shows the actual number of end tenants.
6. The occupancy ratio is calculated by dividing leased floor area by total leasable floor area. Figures are rounded to the nearest first decimal place.
7. Total rental revenues cover all income, including that from rental revenue, common charges, and parking space rental revenues, rounded up to the nearest one thousand yen. In addition, on May 10, 2006, the Investment Corporation has sold two properties: Storia Todoroki and Clair Court Rokakouen. Total rental revenues leading up to the sale were ¥1,376 thousand for Storia Todoroki and ¥1,718, thousand for Clair Court Rokakouen.
   Total real estate business rental revenues refers to the total amount of revenues generated during the fiscal period under review from real estate rental operations including leasing revenues, common charges and parking revenues rounded down to the nearest thousand yen.
8. Guarantee and security deposits refers to the balance of security deposits held (including net security deposits in the case of discount) and the balance of guarantee deposits rounded down to the nearest thousand yen.
9. The figure in parenthesis shows the total number of end tenants before adjustment for the number of end tenants who signed lease agreements for multiple properties. Because we have concluded a rental guarantee (fixed-term lease: until January 31, 2009) fixed-term building lease contract (term of contract: to January 31, 2029) with Sekiwa Real Estate, Ltd., a master lessor, the total number of tenants is indicated as 1 and the total number of end-tenants as (omitted).
10. Because the master lessor and Haseko Livenet Inc. have concluded a rental guarantee (fixed-term lease: until March 31, 2008) building lease contract for dwelling units (excluding first-floor shops), the total number of tenants is indicated as 1 and the total number of end-tenants as (2).
11. Multiple properties list values prior to adjustment for overlapping end-tenants.

D. Information concerning major real estate properties

There were no major real estate properties with real estate business rental revenues exceeding 10% of total real estate business rental revenues for the third fiscal period.

E. Information concerning major tenants

(a) Major tenant: Master lease company

Major tenants of entrusted real estate, annual rent and total leased floor area on a major tenant basis are provided in the following table. Major tenants refer to tenants that have contracted for leased floor area exceeding 10% of the total leased floor area for the entire investment portfolio. The Investment Corporation has executed a master lease agreement with master lease company Kenedix Advisors Co., Ltd. for all properties excluding 3 properties, Residence Charamante Tsukishimi, Jinnan-zaka Frame and ZARA Tenjin Nishi-dori, as of October 31, 2006.

(As of October 31, 2006)

Tenant	Kenedix Advisors Co., Ltd.
Properties	61 properties, which comprise the entire investment portfolio excluding 3 properties,Residence Charamante Tsukishima, Jinnan-zaka Frame and ZARA Tenjin Nishi-dori.
Type of Lease	Master lease (pass-through type)
Annual Rent	Pass through from the end tenant
Total Leased Floor Area	178,205.86 m²

Contract Term	Commencement date: Date of master lease agreement execution for each property Termination date: August 1, 2015
Contract Renewal Method	The master lease agreement can be extended on mutual agreement between the trustee and Kenedix Advisors Co., Ltd. The master lease agreement can be changed and revised subject to written confirmation from the trustee, Kenedix Advisors Co., Ltd. and the trust beneficiary interest holder (the Investment Corporation).
Other Special Considerations	(a) The Investment Corporation has executed a Memorandum of Understanding concerning concomitant obligation assumption with Kenedix Advisors Co., Ltd. Under the memorandum, the Investment Corporation agrees to incur the obligation to refund guarantee and security deposits received from end tenants in connection master lease agreement properties in conjunction with Kenedix Advisors Co., Ltd. In compensation for the aforementioned undertaking, Kenedix Advisors Co., Ltd. provides to the Investment Corporation an amount equivalent to the balance of guarantee and security deposits. (b) Total leased floor area data above include areas under sublease from Kenedix Advisors Co., Ltd. for which end-tenant consent has not been received.

(b) Reference: Major end tenants

(As of October 31, 2006)

	Name of End Tenant	Property Name	Leased Floor Area	Percentage of Total Leased Floor Area (Note)
1	Sekiwa Real Estate, Ltd.	Residence Charamante Tsukishima	7,711.14 m²	4.0%
2	Five Foxes Co., Ltd.	Harajuku F.F. Building Jinnan-zaka Frame	3,804.22 m²	2.0%
3	Hokkaido Electric Power Co., Ltd.	Venus Hibarigaoka	2,953.96 m²	1.5%
4	Mito Securities Co., Ltd.	Nihonbashi 313 Building	2,362.26 m²	1.2%
5	Taihei Kogyo Kabushikigaisha	KDX Higashi-Shijuku Building	2,361.54 m²	1.2%
Subtotal			19,193.12 m²	10.0%
Portfolio Total			192,085.34 m²	100.0%

Note: Percentage of total leased floor area refers to the floor area leased to each end tenant as a proportion of total leased floor area. Figures are rounded to the nearest first decimal place.

(3) Related Companies of the Investment Corporation (P3. Overview of Related Companies of the Investment Corporation Reference Material)

① Structure of the Investment Corporation


Administrative Agent
Asset Custodian
Mizuho Trust & Banking Co., Ltd.
②
Investment Corporation
Kenedix Realty Investment Corporation
General Meeting of Unitholders
Board of Directors
Executive Director: Taisuke Miyajima
Supervisory Director: Kimio Kodama
Supervisory Director: Shiro Toba
Accounting Auditor
Ernst & Young ShinNihon
Lender
The Chuo Mitsui Trust and Banking Co., Limited
Sumitomo Mitsui Banking Corporation
Aozora Bank, Ltd.
Mitsubishi UFJ Trust and Banking Corporation
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
The Norinchukin Bank
Resona Bank, Ltd.
The Chiba Bank, Ltd.
Mitsui Sumitomo Insurance Co., Ltd.
Development Bank of Japan
Transfer Agent
The Chuo Mitsui Trust and Banking
③
④
①
Information and Property Providers
(Support-Line Companies)
Kenedix, Inc.
Kenedix Advisors Co., Ltd.
Asset Management Company
Administrative Agent for Directors'
Kenedix REIT Management, Inc.
④

① Asset Management Agreement / Operating Agency Agreement
② Administrative Agency Agreement / Asset Custodian Agreement
③ Transfer Agency Agreement
④ Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

② Name, Role and Business Activity Overview of the Investment Corporation and Related Parties

Role	Name	Business Activities
Investment Corporation	Kenedix Realty Investment Corporation	Pursuant to its Articles of Incorporation, the Investment Corporation shall invest the funds procured from investors through public offerings of investment units primarily in real estate and securities backed by real estate.
Asset Management Company Administrative Agent for Directors' Meeting	Kenedix REIT Management, Inc.	The Asset Management Company entered into an Asset Management Agreement with the Investment Corporation on May 6, 2005. As an asset management company defined under the Investment Trust Law, the Asset Management Company shall provide asset management services pursuant to the agreement, the Articles of Incorporation of the Investment Corporation and investment policies outlined therein and Article 198.1 of the Investment Trust Law. The services provided by the Asset Management Company include the following: (1) matter relating to the management of investment assets, (2) matter relating to the procurement of funds by the Investment Corporation, (3) submitting of reports to the Investment Corporation, and (4) matters relating to items (1) through (3) that will be requested by the Investment Corporation from time to time (including attendance at the Investment Corporation's Board of Directors meetings for the purpose of presenting reports). In addition, the Asset Management Company executed an Operating Agency Agreement with the Investment Corporation on May 6, 2005. As an operating agent defined under Article 117.4 of the Investment Trust Law, the Operating Agent shall undertake the following duties on behalf of the Investment Corporation pursuant to the Operating Agency Agreement: (1) certain administrative duties relating to the Investment Corporation's Board of Directors, (2) administration in connection with the general meeting of unitholders (excluding administration in connection with the issue of investment units and matter relating to the unitholders' register that are conducted by the Administrative Agent), and (3) matters relating to items (1) through (2) that will be requested by the Investment Corporation from time to time.
Administrative Agent and Asset Custodian	Mizuho Trust & Banking Co., Ltd.	Mizuho Trust & Banking Co., Ltd. executed an Administrative Agency Agreement and an Asset Custodian Agreement with the Investment Corporation on May 6, 2005. As an operating agent defined under Articles 117.5 and 117.6 of the Investment Trust Law, the Administrative Agent shall undertake the following duties on behalf of the Investment Corporation: (1) administration of accounting matters, (2) preparation of accounting records and financial statements, and (3) administration of tax payments. In addition, pursuant to the Asset Custodian Agreement, the Asset Custodian, as defined under Article 208.1 of the Investment Trust Law, shall provide services including custody of the Investment Corporation's assets and related matters.
Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd.	The Chuo Mitsui Trust & Banking Co., Ltd. executed a Transfer Agency Agreement with the Investment Corporation on May 6, 2005. As an operating agent defined under Articles 117.2, 117.3 and 117.6 of the Investment Trust Law (excluding administrative matters relating to investment corporation bonds), the Trasfer Agent shall undertake the following duties on behalf of the Investment Corporation: (1) preparation of the register of unitholders and related administrative matters, (2) administration relating to the issue of investment unit certificates, (3) payment of distributions to unitholders, and (4) administrative duties relating to the service of convocation and proxy notices for the exercise of voting rights and related matters.

Other Related Parties

Role	Name	Business Activities
Information and Property Providers (Support-Line Companies)	Kenedix, Inc. Kenedix Advisors Co., Ltd.	Kenedix, Inc. and Kenedix Advisors Co., Ltd. executed a Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd ("Support-Line Memorandum") with the Investment Corporation and the Asset Management Company on May 31, 2005. For further details, please refer to section (4) Investment Policy 2) Growth Strategy C. The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.

(4) Investment Policies of the Investment Corporation (P3 [2. Management Policies and Operating Conditions (1) Management Policies] reference material)

①*Basic Investment Strategy*

In principle, the Investment Corporation invests in real estate and specified assets including assets backed by real estate for the purpose of securing stable earnings, sustainable investment asset growth and maximum cash distributions to investors.

To this end, the Investment Corporation adopts a dynamic and flexible investment stance that accurately reflects its environment and market trends, and endeavors to ensure a timely response to each and every opportunity. The Investment Corporation strives to develop a diversified investment portfolio named "KENEDIX Selection," adopting a three-point investment criteria based on property type, area and size.

In order to realize its objectives, the Investment Corporation has appointed Kenedix REIT Management, Inc. ("Asset Management Company"), as its asset management company. Kenedix REIT Management is supported by the vision, experience, and human resources of Kenedix, Inc. (Note)

Note: Kenedix REIT Management is a wholly owned subsidiary of Kenedix, Inc. For futher details regarding collaborative arrangements with Kenedix, Inc., please refer to "External Growth Strategy" and "Internal Growth Strategy."

Real estate markets are becoming more globalized and real estates securitization advances more emphasis is placed on profitability and transparency in determining prices in real estate transactions. Against this backdrop, the Investment Corporation is recognizing distinct trends in real estate investment markets based on the criteria of property type, area and size. Looking at each property type and the purpose for which real estate is used, factors such as economic and employment trends, population and household dynamics, transportation infrastructure, and consumer savings and expenditure patterns all have an impact on real estate markets for office buildings, residential properties, and retail properties. In terms of location, economic growth among districts, movements in population, and competition among cities and regional areas play an important role in determining supply and demand. Property size is also a key criterion. Business conditions impacting corporate scale and changes in office needs affect the office building market. The aging population combined with the falling birthrate, as well as changes in the nuclear family and household composition play an important role in determining residential property needs. As a result, a number of underlying factors contribute to changes in the supply and demand of properties based on size. Given the aforementioned scenario, the Investment Corporation recognizes the critical need to promptly and accurately grasp trends in real estate investment markets.

Unlike the stock market for publicly listed companies, properties that constitute the real estate market are distinguished by their severalty. If the opportunity to complete a transaction for a particular property is lost, the probability of an identical transaction arising is negligible. Given these circumstances, a timely, constant and accurate flow of information combined with an equally prompt decision-making process is integral to successful real estate investment and minimizing lost opportunities.

In an effort to secure investment asset growth (external growth), the Investment Corporation actively pursues optimal investment opportunities in tune with real estate market trends. To this end, the Investment Corporation strives to match the timely collection of information with a flexible and prompt decision-making process. Leveraging the long-standing expertise of Kenedix, Inc. in the real estate liquidation market, and the competitive advantage of Kenedix, Inc. as an independent real estate management company to utilize a broad information network that encompasses real estate and financial markets, the Investment Corporation collects and analyzes information relating to real estate purchases and sales, tenant needs, as well as surrounding property developments. Based on this unrivalled database, the Investment Corporation is well placed to take full advantage of oppqrtunities as and when they arise.

In connection with investment portfolio composition, the Investment Corporation adopts a three-point investment criteria based on property type, area and size. At the same time, the Investment Corporation strives to select investment properties that ensure optimal balance between risk and return. In specific terms, the Investment Corporation shall invest mainly in specified size office buildings located in Tokyo Metropolitan Area, and also shall be able to invest in central urban-type retail properties in flourishing commercial district. In addition, the Investment Corporation shall be able to invest in residential properties in areas with high population growth potential. Each proposed investment is further subject to due diligence based on strict and precise investment standards.

Based on the aforementioned investment policies, criteria and standards, the Investment Corporation endeavors to build a diversified

investment portfolio named "KENEDIX Selection."

The Investment Corporation has appointed Kenedix REIT Management, Inc., as its asset management company. The Asset Management Company is further guided by the vision of Kenedix, Inc., a company specializing in investment management, and accordingly strives to provide investor-oriented management services. As a member of the Kenedix, Inc. Group, Kenedix REIT Management, Inc., is staffed by former executives and employees of the parent company, working in unison to develop the real estate investment trust market in Japan and to open investment opportunities to an increasing number of investors. In its efforts to acquire and manage investment properties, and to procure funds, the Investment Corporation will utilize the diverse experience and specialist knowledge in real estate and finance markets of the Asset Management Company's executive and staff.

With the aim of ensuring continuous and stable investment portfolio growth, the Investment Corporation will also pursue collaboration with Kenedix, Inc. and Kenedix Advisors Co., Ltd. in the following three areas: (1) establishing a property acquisition support-line; (2) promoting property acquisition by utilizing Kenedix' warehousing function, and; (3) developing a system and structure to utilize property management services.

The Investment Corporation is committed to pursue investor-oriented activities and fulfilling its responsibility for relevant and timely information disclosure. To this end, the Investment Corporation will strictly adhere to accepted standards in compliance, governance and risk management.


Shared vision, experience, and human resources
KENEDIX
Kenedix REIT Management, Inc.
(Asset Management Company)
Extensive information network
"Trends and Timing"
+
"Three-point investment criteria"
(Type, Area and Size)
KENEDIX
Kenedix Realty Investment Corporation
"A diversified asset portfolio"
(KENEDIX Selection)
Stable earnings
Sustainable investment asset growth
Real Estate Investment Trust Market
(Broad investor base)

② Growth Strategies of the Investment Corporation

A. Investment Property Acquisition Methods (External Growth)

The Investment Corporation strives to ensure a continuous flow of investment property acquisition opportunities together with stable investment portfolio growth through the development of a Multi-Pipeline information source and flow.

<Multi-Pipeline>


Real Estate Market
Financial Institutions
Corporate Sector
Construction Companies/ Property Developers
Investment Funds
Kenedix, Inc. / Kenedix Advisors Co., Ltd.
Brokerage
Warehousing
Development Projects
Private Funds
Pension Funds (Note)
Original Network of the Asset Management Company
Multi-Pipeline
KENEDIX
Kenedix REIT Management, Inc.
Asset Management
KENEDIX
Kenedix Realty Investment Corporation
Kenedix Realty Investment maintains the following framework in its efforts to acquire investment properties:
❶ Original network of the Asset Management Company
❷ The support line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.
❸ The warehousing function provided by Kenedix, Inc.

Note: Pension Funds refer to the real estate investment funds for pension plans and managed by Kenedix Advisors Co., Ltd.

(1) Original network of the Asset Management Company

The Investment Corporation appointed an asset management company that is guided by the corporate philosophy of Kenedix, Inc. to manage its investment assets. The Asset Management Company is comprised of specialists of various fields that were active in the front-line of real estate as well as finance activities, real estate appraisal, securities analysis, and a variety of related activities.

The Investment Corporation is supported by its Asset Management Company, which offers quality expertise across a diverse range of fields, a broad independent network encompassing the real estate and financial markets, and an extensive proprietary information database. Based on this support, the Investment Corporation is working toward concrete external investment portfolio growth.

(2) The warehousing function provided by Kenedix, Inc.

In accordance with the Support-Line Memorandum, the Asset Management Company, on behalf of the Investment Corporation, may request Kenedix, Inc. to purchase and temporarily hold an investment property owned by a third party. Accordingly, under "first priority" arrangements, the Investment Corporation may retain a preferential position in the acquisition of an investment property despite an immediate lack of funding or for properties that fail to completely comply with the Investment Corporation's investment criteria.

(3) The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.

The Investment Corporation and its Asset Management Company executed a "Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd." with Kenedix, Inc. and its subsidiary company, Kenedix Advisors Co., Ltd., on May 31, 2005. Pursuant to the Support-Line Memorandum, the Asset Management Company shall have first priority or second priority after Kenedix Advisors Co., Ltd. in the event of handling properties for sale by Kenedix, Inc. or Kenedix Advisors Co., Ltd. are offered for sale,

Transactions with Kenedix, Inc. and its subsidiary companies fall under the definition of "interested-party transactions" as defined under the Investment Corporation's internal rules and regulations. Recognizing the aforementioned, the Investment Corporation and its Asset Management Company shall work to ensure independent management, compliance and consistency with corporate governance systems. For further details for "Interested-party transactions", please refer to "⑪Related-Party Transaction Restriction B.Related-Party Transaction rules" that follows.

B. Method of Investment Property Operational Management (Internal Growth Strategy)

(a) Maintain Stable Revenue

The Investment Corporation shall work toward improving the occupancy ratio of its investment properties and increasing revenues through the implementation of the following measures:

i. Deliver quality services that accurately reflect the characteristics of each investment property and the attributes of tenants, and maintain close relationships with tenants with the aim of increasing tenant satisfaction

ii. Undertake flexible leasing activities that promptly match shifts in tenant trends and fluctuations in the leasing market

iii. Formulate and implement a systematic capital expenditure plan for each investment property that encompasses long-term repairs, maintenance and renovation in order to maximize competitive advantage including asset value

(b) Reduce Management and Operating Costs

The Investment Corporation shall periodically review its property management standards to ensure that they remain relevant and appropriate. The Investment Corporation will maintain a balance between initiatives that aim to sustain or increase revenues with its efforts to maximize earnings through reducing expenses, including overhead and operating cost.

(c) Secure Efficiency through Scale Merits and Centralized Property Management

Guided by its investment policies, the Investment Corporation shall fully utilize the leasing management and operating expertise of property management companies. The Investment Corporation shall ensure organized, efficient and economical operations through the delegation of activities to property management companies. Overall internal controls and supervision shall be the responsibility of the Asset Management Company. In addition to these measures, and with the aim of maximizing real estate earnings, property management activities and compensation shall be linked to real estate operating revenues. A percentage shall be applied to gross revenue as well as revenues after operating expenses. In this manner, property management activities shall maintain a strict focus on the Investment Corporation's profits.

The appointment of a property management company was made after balancing the merits of a variety of factors, including each candidate's experience and capabilities in real estate management, asset acquisition track record, information network and relationship with related companies. Of critical importance is the ability of the candidate company to complete its property management responsibilities from the perspective of the Investment Corporation. The Investment Corporation has delegated overall property management operations to Kenedix Advisors Co., Ltd., a company well versed in property management, tenant trends, and the specific characteristics of the majority of those properties acquired by the Investment Corporation. In addition, the Investment Corporation, as lessor, shall in principle work toward executing a master lease agreement with Kenedix Advisors Co., Ltd., as the property management company. Quality leasing management is expected to enhance tenant satisfaction and increase investment property

values.

Property Management Companies are selected based on a comprehensive assessment of a variety of factors including each potential candidate's experience and capabilities in real estate operations and management, network with other related companies and the ability to pursue operations and management from the Investment Corporation's perspective. As of the date of this report, the Investment Corporation had appointed Kenedix Advisors Co., Ltd. as its sole property management company. In addition, as lessor of the investment portfolio, the Investment Corporation entered into a master-lease agreement with Kenedix Advisors Co., Ltd. for most of the aim of fostering a closer relationship with tenants through quality operations and management, and to preserve and enhance property values. Please refer to C. "The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd." that follows.

C. The support-line provided by Kenedix, Inc. and Kenedix Advisors Co., Ltd.

(a) Kenedix, Inc. and Kenedix Advisors Co., Ltd.: company profiles and summary of business results

i. Kenedix, Inc.: Company Profile

Kenedix, Inc. is an association that specializes in real estate investment, consulting and management services. Kenedix, Inc. was quick to recognize changing trends in real estate investment markets such as the separation of real estate ownership and management, the rapid growth in securitization and real estate liquidation. As a pioneer in its field, Kenedix, Inc. has earned the confidence of institutional investors in Japan and overseas as well as pension funds and boasts a leading position within its industry including the balance of investment trust assets. The company is also actively engaged in the sale of managed assets (please refer to iii. Kenedix, Inc. and Kenedix Advisors Co., Ltd. Management Results; The Balance of Asset Management Trust Assets held by Kenedix, Inc. and Kenedix Advisors Co., Ltd., and; Accumulated Asset Management Trust Assets Sold by Kenedix, Inc., that follows). The company primarily targets investment in office buildings, in addition to residential, retail and logistics properties.

With significant expertise in real estate and real estate finance, Kenedix, Inc. is active in three core areas comprising the real estate investment advisory business (asset acquisition, brokerage and consulting), the asset management business (real estate management, maintaining and increasing corporate value), and the note investment management business (investment in debt securities backed by real estate and loan recovery).

Kenedix, Inc. Segment Information (Consolidated Operating Revenues and Employees) (Note 1)

Business Segment	Operating Revenues (Thousands of Yen) January 1, 2005 to December 31, 2005	Number of Employees (Note 3)
Real Estate Investment Advisory	8,189,702	11
Asset Management	4,512,973	59
Note Investment Management	1,255,846	33
Corporate (Common) (Note 2)	—	12
Total	13,958,522	115

Notes:

1. Consolidated subsidiaries of the Kenedix, Inc. Group include Pacific Servicing & Asset Management Co., Ltd., Kenedix Advisors Co., Ltd., Kenedix REIT Management, Inc., Kenedix Development Corporation and 18 other companies. The company's accounting term ends on December 31 each year.
2. Employees that cannot readily be classified as belonging to a specific segment and effectively perform an administrative function are recorded in the Corporate classification.
3. The number of employees is as of December 31, 2005, and includes personnel seconded to the company.

Kenedix, Inc. is also active in the development of investment real estate (please refer to iii. Kenedix, Inc. and Kenedix Advisors Co., Ltd. Management Results; and Kenedix, Inc. Investment Real Estate Development Initiatives that follows).

<History of Kenedix, Inc.>

Date	Details

Apr. 1995	Kennedy-Wilson Japan Co., Ltd.. established
Feb. 1999	First company in Japan to arrange real estate non-recourse loans, full-fledged entry into the asset management market
Jul. 2001	Real estate investment fund established in collaboration with a major life insurance company
Feb. 2002	Listed on the NASDAQ Japan market of the Osaka Securities Exchange
Aug. 2002	Development activities commenced
Nov. 2003	Real estate investment fund established with a pension fund
Dec. 2003	Listed on the Second Section of the Tokyo Stock Exchange
Dec. 2004	Listed on the First Section of the Tokyo Stock Exchange
May 2005	Renamed to Kenedix, Inc.
Oct. 2005	Development Project Department established

ii. Kenedix Advisors Co., Ltd.: Company Profile

Kenedix Advisors Co., Ltd. was established on November 28, 2003 and is primarily engaged in the operation and management of pension funds. The company was renamed from KW Pension Fund Advisors Co., Ltd. on May 1, 2005. Kenedix Advisors Co., Ltd. is a wholly owned subsidiary of Kenedix, Inc. and is active across three broad business activities comprised by the Investment Management Division which deals with operational management of private funds including pension funds, Business Administration Division which deals with fund administration business and general administration·accounting business, and Real Estate Investment Trust (REIT) Management Division, which entails property management on behalf of the Investment Corporation.

iii. Kenedix, Inc. and Kenedix Advisors Co., Ltd. Management Results


Asset Under Management ("AUM") held by Kenedix, Inc. and Kenedix Advisors Co., Ltd.
AUM (Hundred Millions of Yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
190
684
837
1,058
2,403
3,856
5,228
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Sep-06
Office
Residential
Retail
Logistics
Other

Source: Kenedix, Inc., as of September 30, 2006

Note: Includes properties owned by Japan Logistics Fund, Inc., a company entrusted with asset management by Kenedix-affiliated companies, and properties owned by the Investment Corporation.


Kenedix, Inc. Investment Real Estate Development Initiatives
700
600
500
400
300
200
100
0
43
63
264
618
Dec-03
Dec-04
Dec-05
Dec-06
Development Initiative Size

Source: Kenedix, Inc., as of September 30, 2006

Notes:

1. Business scope is reported as a lump sum in full in the year of development completion based on the real estate development proposal acquisition price or the scheduled acquisition price.

2. The figure of business scope for the 2006 year-end above is an estimate made as of September 30, 2006.

Kenedix, Inc. and Kenedix Advisors Co., Ltd.
Pension Fund Establishment Results

Fund	Property Details	Established
1	Office Buildings, Residential Properties	Nov. 2003
2	Office Buildings	Nov. 2003
3	Office Buildings, Residential Properties	Apr. 2004
4	Residential Properties, Office Buildings	Sep. 2004
5	Residential Properties, Office Buildings	Mar. 2005
6	Residential Properties, Office Buildings	Jul. 2005
7	Residential Properties, Office Buildings	Aug. 2005
8	Residential Properties, Office Buildings	Aug. 2006

Source: Kenedix, Inc. as of November 30, 2006

Note: On August 1, 2005, the Investment Corporation acquired assets relating to Funds No.'s 1 and 3., and Fund No.2 on May 1, 2006.

(b) Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.

The Investment Corporation, Asset Management Company, Kenedix, Inc. and Kenedix Advisors Co., Ltd. executed a "Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd." on May 31, 2005, relating to the provision of information and methods and procedures in connection with the purchase and sale of real estate defined as real estate, trust beneficiary interests in real estate, securities backed by real estate and equity in tokumei-kumiai supported by real estate.

<Memorandum of Understanding with Kenedix, Inc. and Kenedix Advisors Co., Ltd.>


KENEDIX
Kenedix
Information of property dispositions by third parties
Properties for proprietary investment
Exclusive offer
Exclusive offer to sell
KENEDIX
Kenedix Advisors Co., Ltd.
Properties of Pension Funds
First priority for offer
KENEDIX
Kenedix REIT Management
Asset management
Second priority for information
Second priority for offer to sell
Properties of Private Funds
Information provided no later than third parties
Warehousing
KENEDIX
Kenedix Realty Investment Corporation

i. Support from Kenedix, Inc. in the Provision of Investment Properties

(i) Property Information Acquired by Kenedix, Inc.

When Kenedix, Inc. receives information regarding any property available for sale (hereafter "property information") either held or managed by a party other than the parties to the Memorandum of Understanding, which, in its reasonable opinion, meets the investment criteria of the Investment Corporation, Kenedix, Inc. has agreed to provide property information, which, in its reasonable opinion, meets the investment criteria of Pension Funds, to Kenedix Advisors Co., Ltd., and to provide property information, which, in its reasonable opinion, is difficult to sell to a Pension Fund, to the Asset Management Company.

In addition, when property information that Kenedix, Inc. receives does not, in its reasonable opinion, meet the investment criteria of Pension Funds, Kenedix, Inc. has agreed to provide such property information to the Asset Management Company.

Furthermore, in accordance with the aforementioned, and in connection with property information provided to the Asset Management Company or Kenedix Advisors Co., Ltd., until Kenedix, Inc. becomes capable of reasonably determining that it is difficult to sell property identified in property information to the Investment Corporation or to a Pension Fund, Kenedix, Inc. agrees neither to provide such information to third parties nor to acquire the property identified in property information for itself (excluding cases of warehousing outlined in item [ii] below).

(ii) Disposal of Kenedix, Inc. Property

In the event that Kenedix, Inc. disposes of a property that (a) it owns, (b) is owned by one of its subsidiaries, or (c) owned by a fund fully financed by Kenedix, Inc. or one of its subsidiaries (a "Kenedix Property"), and, in its reasonable opinion, meets the Investment Corporation's investment criteria, with regard to an aforementioned property that meets the investment criteria of a Pension Fund, Kenedix, Inc., has agreed to grant Kenedix Advisors Co., Ltd. preferential negotiating rights for such property. Kenedix Inc. will grant the Asset Management Company preferential negotiating rights for a Kenedix Property which, in its reasonable opinion, meets the Investment Corporation's investment criteria and (i) does not meet the investment criteria of any Pension Funds, or (ii) no Pension Fund has agreed to purchase during the period for its preferential negotiating rights.

For the duration of the negotiations, no sales approaches will be made to parties other than the Asset Management Company. In the event that Kenedix, Inc. and the Asset Management Company do not reach an agreement for sale and purchase of such property during the negotiation period, Kenedix, Inc. may offer such property to a third party upon giving notice to the Asset Management Company and Kenedix Advisors Co., Ltd. However, if the terms proposed by such third party are no more favorable to Kenedix, Inc. than those proposed by Kenedix Advisors Co., Ltd. or the Asset Management Company, Kenedix, Inc. has agreed to reconfirm the Asset Management Company's intent to purchase.

(iii) Sale and Purchase of Property Owned by Kenedix Private Placement Funds

In the event that Kenedix, Inc. disposes of a property that is owned by a real estate investment fund for which it serves as Asset Management Company (excluding any fund referred to in the immediately preceding paragraph) and, in its reasonable opinion, meets the investment criteria of a Pension Fund or the Investment Corporation, Kenedix, Inc. will provide information on such property to Kenedix Advisors Co., Ltd. and the Asset Management Company no later than such time as Kenedix, Inc. provides such information to third parties.

ii. Acquisition of Property through the Warehousing Function Offered by Kenedix, Inc.

The Asset Management Company may request Kenedix, Inc. to purchase and hold a property owned by a third party, with a view to reselling it to the Investment Corporation. In the event that Kenedix, Inc. receives such a request from the Asset Management Company, this will be examined in detail.

In the event that Kenedix, Inc. has accepted such a request, Kenedix, Inc. will purchase the property directly or indirectly through its subsidiaries.

In the event of Kenedix, Inc. purchasing the property, the Asset Management Company is granted a first option to purchase such property for one year following the acquisition, and Kenedix, Inc. may not offer such property to any party other than the Asset Management Company during such period.

iii. Support from Kenedix Advisors Co., Ltd. in the Provision of Investment Properties

(i) Property Information Acquired by Kenedix Advisors Co., Ltd.

When Kenedix Advisors Co., Ltd. receives information regarding any available property which, in its reasonable opinion, does not meet the investment criteria of any Pension Funds but meets the Investment Corporation's investment criteria, Kenedix Advisors Co., Ltd. agrees to preferentially provide information on such property to the Asset Management Company.

In the event that Kenedix Advisors Co., Ltd. provides the Asset Management Company with information, until such time that Kenedix Advisors Co., Ltd. reasonably determines that it is difficult to sell such property to the Investment Corporation, Kenedix Advisors Co., Ltd. has agreed not to provide such property information to parties other than the Asset Management Company.

(ii) Preferential Negotiating Rights for Property Owned by Pension Funds

In the event that Kenedix Advisors Co., Ltd. disposes of a property which is owned by a Pension Fund, Kenedix Inc. has agreed, upon the request of Kenedix Advisors Co., Ltd., to find, negotiate a sale with, and arrange for the delivery of the property to a buyer. If Kenedix Advisors Co., Ltd. reasonably determines that such property meets the Investment Corporation's investment criteria, it has agreed to grant the Asset Management Company preferential negotiating rights for such property.

For the duration of the negotiations, no sales approaches will be made to third parties other than the Asset Management Company. In

the event that Kenedix Advisors Co., Ltd. and the Asset Management Company do not reach an agreement for the sale and purchase of the property during the negotiation period, Kenedix Advisors Co., Ltd. may offer such property to a third party upon giving notice to the Asset Management Company. However, if the terms proposed by such third party are no more favorable to Kenedix Advisors Co., Ltd. than those proposed by the Asset Management Company, Kenedix Advisors Co., Ltd. has agreed to reconfirm the Asset Management Company's intent to purchase.

iv. In the case of items [1] or [3] above, in the event the provision of information or a sale of property is prohibited by contracts or agreements that Kenedix, Inc. or Kenedix Advisors Co., Ltd. have entered into, or by applicable laws and regulations, neither company will engage in such prohibited actions, including preferential offers. With regard to meeting investment criteria and prospects of sale, this will be reasonably assessed on a case-by-case basis.

The Memorandum of Understanding has a term of 3 years, which is automatically renewed for successive 1-year periods unless any of the parties notifies the other parties of its intent to terminate the Memorandum of Understanding at least 90 days prior to the expiration of the term. Based on the Memorandum of Understanding, in the event that the Investment Corporation acquires such property, there are cases whereby brokerage fees will be payable to Kenedix, Inc. for having acted as intermediary.

(c) Appointment of Property Management to Kenedix Advisors Co., Ltd.

The Investment Corporation builds a management system that ensures tenant satisfaction and the maintenance and improvement of property value. Having recognized their property management capabilities and experience, and their past record of planned asset acquisition, the Investment Corporation is delegating all property management duties to Kenedix Advisors Co., Ltd. Kenedix Advisors Co., Ltd. has sufficient understanding of the Investment Corporation's operational structure. Furthermore, Kenedix Advisors Co., Ltd. aims to maintain and improve tenant satisfaction and property value through continuous participation in property management duties and by providing high-quality services based on their experience and know-how.

Kenedix Advisors Co., Ltd. has established a department (REIT Operations Department) to oversee property management for the Investment Corporation. It is equipped to manage each property according to its own qualities. Furthermore, without disclosing specific tenant information, this department shares general experience and know-how regarding leasing company evaluations, improving occupancy ratios, cost reduction, and asset maintenance with the team responsible for managing the Pension Fund (Investment Management Group).

The Investment Corporation has identified the following benefits of centralizing property management to Kenedix Advisors Co., Ltd.

i. Kenedix, Inc. subsidiary, Kenedix Advisors Co., Ltd. is a management company with practical experience in investor asset management. By appointing to a company that shares the same principles and standards of value and judgment as the Investment Corporation, the Investment Corporation can look forward to high-quality property management services.

ii. Centralizing property management specifications and procedures makes it possible to respond quickly to tenant needs and provide building management companies with precise instructions.

iii. One entity responsible for all property management results in negotiation leverage, which means cost reductions in the area of building management.

iv. By designating Kenedix Advisors Co., Ltd. as the master lease company as well as the property management company, the Investment Corporation can ensure tenant-oriented management of leased space and work to maintain and increase property value.

v. With Kenedix Advisors Co., Ltd. as the master lease company, it will be possible to reduce real estate trust commissions and efficiently manage tenant deposits.

The Asset Management Company will conduct regular evaluations and inspections of Kenedix Advisors Co., Ltd.'s property management operations and compensation levels. The Asset Management Company retains the right to replace Kenedix Advisors Co., Ltd. and its service subcontractors. Property management fees are based not only on property revenue, but also on property sales revenue after deducting expenses (see Note). Such a system will encourage the company to manage property with an eye to securing profits for the Investment Corporation, and further promote mutual growth and development.

Note: Property management fees paid to Kenedix Advisors Co., Ltd. is determined as follows..

(1) Leasing Management Fees: Rental income x 2% + real estate operating income after management overhead expenses and before depreciation x 2%

(2) Management Transfer Fees: Set based on the property purchase price or sale price, as shown in the table below.

Property (Trust Beneficiary Interest) Price	Management Transfer Fees (At the time of Purchase and Sale)
Less than ¥1.0 billion	¥1.8 million
¥1.0 billion and more, and less than ¥3.0 billion	¥2 million
¥3.0 billion and more, and less than ¥5.0 billion	¥2.2 million
¥5.0 billion and more, and less than ¥10.0 billion	¥2.4 million
¥10.0 billion or more	¥2.5 million

(3) Construction supervision fees: Set based on the construction price, as shown in the table below.

Construction price	Construction Supervision Fees
Less than ¥1 million	None
¥1 million and more, and less than ¥5 million	5% of construction price
¥5 million and more, and less than ¥10 million	¥250,000 + 4% of the amount of construction price that exceeds ¥5 million
¥10 million and more, and less than ¥100 million	¥450,000 + 3% of the amount of construction price that exceeds ¥10 million
¥100 million or more	Negotiated on a case by case basis

③ Portfolio Development Policy

The Investment Corporation strives to develop the following investment portfolio based on the [①Basic Investment Strategy] above. In principle, a portfolio development policy is formulated by the Asset Management Company as of April 30 each year. The policy takes into account general economic conditions, real estate market conditions, interest rate trends, population shifts, and other factors, with the aim of realizing the Investment Corporation's basic investment strategy. In the event of a significant change in economic, real estate market or other conditions, the portfolio development policy is reviewed and amended as and when considered appropriate by the Asset Management Company.

A. Type

Taking into consideration the following and other factors, the Investment Corporation shall invest mainly in office buildings, and shall also be able to invest in central urban-type retail properties, residential properties and other properties.

(a) Real estate market liquidity and scale

(b) The degree of real estate market information

(c) Prudent diversification based on the type of use

(d) Prudent diversification based on a broad tenant base (companies, individuals and diverse institutions and entities)

Investment ratio targets by type of asset use:

Type of Use			Investment Ratio Target (Note)
Classification	Office Buildings	Office buildings for leasing purposes as their principal use	50%-100%
	Residential Properties	Residential properties for leasing purposes as their principal use	0%-30%
	Central Urban-Type Retail Properties	Retail properties located in highly flourishing districts	0%-20%
	Other	Amusement parks, business hotels, parking, educational, medical, and health care-related facilities, low-lying leasehold land and other	0% for now

Note: The investment ratio target is the investment in each asset classification, based on acquisition price, as a percentage of the total

investment portfolio.

Urban-Type retail properties are located in highly flourishing districts. Other assets include amusement parks, business hotels, parking, schools, medical, nursing and health-care facilities, as well as low-lying leasehold land and other diversified assets.

Logistics and warehousing facilities, golf courses, and entertainment facilities regulated under Article 2, Paragraph 5 of the Law Regulating Adult Entertainment Businesses (Law No. 122 of 1948 as amended) are excluded from investment criteria.

B. Area

The Investment Corporation shall invest primarily in real estate located in the Tokyo Metropolitan Area, which comprises Japan's major economy and densely populated cities including Tokyo, Kanagawa, Saitama, and Chiba prefectures. A portion of the Investment Corporation's investment portfolio is also located in Other Regional Areas (primarily government-designated cities or major regional-hub cities) in the aim of ensuring further portfolio diversification and minimizing risks relating to the change in economic and real estate market conditions, earthquakes, typhoons and other natural disasters, and uneven population distribution among regions.

Investment ratio targets by asset location:

Area			Investment Ratio Target (Note)
Classification	Tokyo Metropolitan Area	Major cities in Tokyo, Kanagawa, Saitama, and Chiba prefectures	More than 70%
	Other Regional Areas	Primarily government-designated cities in Other Regional Areas	Less than 30%

Note: The investment ratio target is the investment in each asset classification, based on acquisition price, as a percentage of the total investment portfolio.

C. Size

Taking into consideration the following and other factors, the Investment Corporation shall endeavor to invest in diversified assets based on investment property size.

(a)Real estate market liquidity

(b)Prudent diversification based on the real estate size

(c)Prudent diversification based on a broad tenant base (type of industry, numbers of employee, family composition, and other)

(d)Investment efficacy in operational management

Parameters relating to investment asset size are as follows:

Classification		Acquisition Price
Minimum Investment	Office Buildings, Central Urban-Type Retail Properties, Other	More than 1.0 billion yen per investment
	Residential Properties	More than 0.5 billion yen per investment
Maximum Investment		Investment in a single property shall not exceed 30% of the total investment portfolio after acquisition

Notwithstanding the aforementioned criteria and targets, the Investment Corporation shall invest in investment properties as follows:

- In the event the Investment Corporation shall invest in a number of properties on a package basis, the acquisition price for an individual asset may fall below the prescribed minimum investment amount.
- In the event acquisition terms and conditions fall within the Investment Corporation's portfolio development policy, the Investment Corporation may invest in an individual asset with an acquisition price below the prescribed minimum investment amount, where the appraisal value exceeds the prescribed minimum investment amount.

D. Investment Term

In principle, investment assets shall be acquired for the medium- to long-term and shall not be acquired for the purpose of short-term

sale. Short-term is defined as a period of less than 1 year, medium-term as a period of 1 to 5 years, and long-term as a period of more than 5 years.

However, the Investment Corporation shall consider the sale of an investment asset in the event of any of the following conditions:

(a) Sale of an investment asset is deemed by the Investment Corporation to benefit the overall development of the investment portfolio on a strategic medium- to long-term basis

(b) A purchaser offers to purchase an investment asset at a price that exceeds the average market price, thereby contributing to the Investment Corporation's profitability

(c) The value of an investment asset and its earnings potential significantly deteriorates due to marked changes in economic conditions or natural disasters, and recovery is deemed negligible

④ Individual investment criteria

[illegible]	The investment judgment is made based on regional and individual analysis specific to type, area, and size.	
Building Size	As a rule, properties that meet the following criteria. However, when multiple investment properties are to be acquired at once, said properties may be acquired even if some of the properties do not meet these criteria.	
	Office Buildings, Urban-Type Retail Properties, Other	· Floor area 1,000 m² or larger · Area of standard floor 150 m² or larger Typical floor refers to the 2nd floor or higher, that is typical of most floors in the building.
	Residential Properties	· Single type (mainly single-person housing) Floor area per unit is 20 m² or more but less than 30 m², 20 units or more per building. · Compact type (mainly housing for high-income singles and couples without children) Floor area per unit is 30 m² or more, 15 units or more per building. · Family type (mainly housing for families of 3 or more) Floor area per unit is 60 m² or more, 15 units or more per building. · Prestige type (mainly housing for high-income families and corporate executives) Typical floor area refers to 100 m² or more, and 5 units or more per building.
Properties / Specifications	The following categories apply to properties determined to be at or above standard levels for its location, or that can be renovated to achieve that level or above.	
	Office Buildings, Urban-Type Retail Properties, Other	· Floor height, ceiling height · Lease unit configuration, floor can be subdivided · Floor configuration, floor weight limits · OA compliant · Air conditioning · Electricity capacity, power · Fire prevention · Security · Electricity, water, gas capacity · Versatility and adaptability as an assets · Shared facilities (hot water, toilets, elevators, parking lot)
	Residential Properties	· Floor plan · Ceiling height · Bath and toilet · Kitchen · Air conditioning · Intercom · Security · Management office · Shared facilities (elevators, hallways, parking lot, bicycle storage, dumpsters)
Compliance	Buildings in compliance with the Urban Planning Law, Building Standards Law and other relevant laws and codes (including preexisting buildings). However, properties not in compliance with the relevant laws, but which can be corrected after acquisition may be considered.	
Construction	Steel-reinforced concrete, reinforced concrete, and steel frame structures.	
Earthquake Resistance	Properties with earthquake resistance conforming to the New Earthquake Resistance Standards (Note 1) with an individual PML value (Note 2) of less than 20%, and after acquisition a total portfolio PML value of less than 10%. However, nonconforming properties may still be considered if: (1) They are economically viable investments even after insuring against earthquakes. (2) They can be retrofitted to meet the above criteria.	
Environment / Ground Quality	Properties for which an engineering report, land history survey, etc. have been prepared by experts, establishing that there is no possibility of the existence of harmful substances or, where such substances exist, they have been stored or processed appropriately in accordance with all applicable laws, and for which it has been determined through an inspection by the Asset Management Company that there is	

	little chance of interference with operations.
Tenants ([illegible])	(1) Investment decisions will be made based on considering attributes, credit, type of work, purpose of use, lease agreement terms, and the possibility of replacing tenants. (2) As a rule, rent revenue (including common area expenses, parking and storage use fees, the total amount for tenants occupying multiple units) from any specific tenant shall not exceed 15% of portfolio total rent revenues (based on April and October lease amounts). However, if it is determined based on consideration of the tenant's credit and possibility of replacing the tenant that, despite exceeding the above limit, such tenants will have a positive effect on portfolio stability, such properties may be set as investment targets.

Rights	As a rule, properties for which it is possible to acquire independent property rights for the entire property, including the land. However, other properties as described in (1) through (6) below may be considered after inspection as noted. (1) Common ownership ・To ensure property can be managed without restriction, ownership of shared properties must as a rule exceed 50%. Decisions are made based on a case-by-case basis having considered the attributes and creditworthiness of other owners, and property characteristics. ・To ensure freedom to dispose the property, the existence and particulars of preemption clauses and transfer restrictions in agreements between owners will be examined. ・To secure stable profits, the attributes and creditworthiness of other owners will be examined and then applicable measures (including but not limited to the execution of an agreement not to partition common areas, registration fulfillment, or rules regarding common use of land) established. (2) Compartmentalized ownership and their lots ・To ensure property can be managed without restriction, voting rights for compartmentally owned buildings must exceed 50%. Decisions are made on a case-by-case basis having considered the attributes and creditworthiness of other owners, and property characteristics. ・To ensure freedom in the disposal of the property, the existence and particulars of preemption clauses and transfer restrictions outlined in agreements between owners will be examined. ・To secure stable profits, the administrative performance of the management association (reserves, debt ratio, insurance coverage, etc.) will be examined and any needed action (including but not limited to an increase in reserves within the Investment Corporation, common area insurance separate from that purchased by the management association, or land rights registration) undertaken. (3) Leased buildings ・As a rule, leaseholds in accordance with the former Land Lease Law (Act No. 49 of 1921) or the Land and Housing Lease Law (Act No. 90 of 1991) may be considered. ・A decision is made after researching the party that holds the rights to the land and after having considered the effect that land price revisions, lease renewal fees, reconstruction approval fees, and sale approval fees will have on profitability. (4) Leased land (limited proprietary land rights) ・As a rule, only land with a term leasehold as described in Article 22 of the Land and Housing Lease Law or a business term leasehold as described in Article 24 of the same law may be considered. ・Decision is made based on careful consideration of the attributes and rent burden capacity of the leaseholder and comprehensive projections of profitability at the end of the lease agreement period. (5) Boundaries ・For properties where the boundaries with an adjacent property are yet to be determined, the owner of the adjacent land as well as attributes and history of the property, the condition of the area, and the effect these will have on property profitability and the stability of rights may be considered. (6) Easements and encroachments ・For properties where third-party rights including domain of use and easements have been established, a decision is made after having examined the particulars and verifying the other party, and considering the effect they may have on property profitability and the stability of rights. ・For properties where there are encroachments to or from an adjacent property, a decision is made based on verifying the encroachment as well as the owner, history, presence of any agreements, and considering the effect they may have on property profitability and the stability of rights. (7) Others ・As a rule, for house leases, properties other than those attached to properties as defined in the previous paragraphs are not considered. ・As a rule, properties with a mortgage or other collateral rights are not considered. When investigating possible investment property, the presence of collateral rights and whether said rights can be cancelled at the time of purchase will be confirmed.

Development Properties	· As a rule, properties already producing stable revenue from leases or similar sources, or properties projected to produce such revenue may be considered. · Regarding properties being developed or constructed by a third party, investment prior to completion of construction may be considered if, based on the lease market, lease reservation agreements, there is sufficient possibility of securing tenants after construction and minimal risk after the completion and transfer. · The Investment Corporation may not acquire land and invest in projects in which it would develop or build.
Direct Investment or Trust Beneficiary Interest	When acquiring investment properties, determining whether to acquire as a direct investment or as a trust beneficiary interest following the establishment of a trust account is based on considering together the intent of the current owner, logistical costs at the time of acquisition, and post-acquisition management costs.

Notes:

1. "New Earthquake Resistance Standards" are standards enacted in accordance with revisions to the Building Standards Law enacted in 1981 (Law No. 144 of April 24, 1981). It established new rules for reinforcement ratios for RC pillars (0.2% or higher), switched from the horizontal seismic coefficient to the story shear coefficient, and established new rules for secondary designs related to earthquake resistance estimates. The result was a significant increase in earthquake resistance levels.
2. "PML (Probable Maximum Loss) value" refers to the probable ratio of maximum loss sustained as the result of an earthquake. The PML values are divided into those for specific properties and those for portfolios. There is no strict standard PML value, but in this agreement, PML value indicates the level of damage that would be sustained by a property if a large-scale earthquake (major earthquake that occurs once every 475 years = a 10% chance of occurring in a 50 year period) occurs during the projected usage period (50 years = usable life of buildings in general) expressed as a ratio (%) against the replacement costs and project recovery expenses.

When acquiring investment properties, due diligence, including profitability, market and legal surveys and appraisals is performed. To ensure expertise, objectivity, and transparency, surveys and appraisals should be delegated to an independent external firm with no conflict of interests.

⑤ Management Policies

A. Estabilishing a Management Plan

The Asset Management Company shall draft an "annual business plan" for each business period of the Investment Corporation and use this plan to conduct planned asset management. The annual operating plan shall take into account the revenue plans for each investment property and be drafted based on the revenue plans for the entire portfolio and of the Investment Corporation. Prior to the start of each business period, this plan shall be examined and voted on by the Compliance Committee and the Management Committee before being sent to the Board of Directors for final approval.

The Asset Management Company shall verify the revenue performance of each investment property and the entire portfolio. If major discrepancies between monthly or term revenue projections and actual figures are found, or it is determined that the annual business plan must be reevaluated, a revised business plan shall be drafted immediately.

If the acquisition or sale of investment properties, or fluctuations in the market environment causes a major effect on investment properties or the portfolio, the operating plan shall be revised or reevaluated immediately.

B. Management Monitoring

The Asset Management Company shall use the above "annual business plan" as the basis for monitoring the operations and management activity of the property management company from various standpoints including investment property leasing management, building management, and the status of renovations and repairs.

The Asset Management Company shall conduct regular meetings with the property management company to report on operations in the areas listed below and to discuss ways to ensure the implementation and maintenance of management practices in line with the plan.

- Revenue through the previous month compared to projections
- Rent revenue and occupancy ratio compared to projections
- Trends among existing tenants

(Rent collection and delinquencies, requests and claims from tenants and response status, trends in lease agreement renewals and cancellations)

- Trends in lease market in surrounding areas
- Status of leasing new tenant
  (Sources of potential tenants, leasing conditions, vacancy periods)
- Status of building management
  (Maintenance of structure and facilities, implementation of mandatory regular inspections)
- Repair construction status and comparison with budget
- Future repair requirements and plans for large-scale renovation
- Evaluation of policies to improve profitability and reduce operating costs
- Others: matters the Asset Management Company deems necessary for discussion

C. Evaluation of Property Management Company

The Asset Management Company shall conduct regular (as a rule, each business period) evaluations and assessments of the property management company's performance in the following areas. These results shall be used as the basis for changes to the specifics of their duties, indication of areas requiring improvement and, if necessary, a change in property management companies.

- Success in implementing and contributing to the business plan
- Ability to build relations with current tenants and respond to complaints
- Status of new tenant recruitment
- Ability to evaluate perspective tenants
- Investment property management status and ability to propose improvements
- Ability to draft plans for repairs and renovations and the ability to supervise construction
- Accuracy of execution of duties, problem response capabilities, and ability to create reports
- Property management compensation level
- Internal systems and financial status

⑥ Insurance Coverage Policies

A. Property and casualty insurance

To avoid the risk of loss due to fire and accidents and liability claims from third parties due to lost revenue, physical injury, or property damage, investment properties shall be covered by insurance (fire, liability, loss of profit, etc.) according to need.

B. Earthquake Insurance

If the PML value of an individual investment property exceeds 20%, or if the addition of a specific investment property will cause the total portfolio PML value to exceed 10%, earthquake insurance shall be obtained after an overall review of the effect of a disaster compared to the cost of earthquake insurance premiums.

C. Insurance Rating of the Underwriting Insurance Company

The insurance rating of the underwriting insurance company at the time of enrollment shall be Moody's Investors Services, Inc. rating of A3 or higher or a Standard & Poor's rating of A- or higher.

D. Selection of an Insurance Company

Evaluate several companies through their insurance agent office to select the appropriate company.

⑦ Maintenance and Repairs and Capital Expenditure Policy

A. With the goal of securing long-term and stable profits, a repair plan that will effectively maintain and improve the investment property's competitiveness shall be created for each investment property and used as the basis for performing repairs and facilities investments.

B. As a rule, maintenance and repairs and capital expenditure should be implemented within the depreciation for each property. However, for high-cost expenditures deemed necessary in the plan and for emergency high-cost expenditures, repairs and facilities investments that exceed amortization costs may be conducted to the extent necessary.

C. Repairs to common areas should be evaluated and implemented quickly to minimize inconvenience to the tenants.

D. If earthquake resistance retrofitting becomes necessary, it shall evaluate and conduct retrofitting construction while minimizing inconvenience to tenants.

⑧ Sales Policy

Whether or not to sell an investment property shall be determined after giving consideration to the current state of property profitability, future revenue projections based on market trends, and increases/decreases in asset value, and how important it is to have said property remaining in the portfolio.

When selling an investment property, evaluate methods to ensure the highest price including auction, using a major real estate firm, and using a dedicated broker. Further, investigate the attributes and purpose of purchase of the prospective buyer to avoid unforeseen problems.

⑨ Financial Policies

A. Basic Financial Guidelines

With the goal of securing stable profits for the Investment Corporation and the sustained growth of managed assets, it shall propose and implement a planned yet flexible financial strategy based on the following basic financial guidelines.

(a) Acquisitions : To ensure reserves for acquisition of properties, capital expenditure, distribution payments, Investment Corporation operating expenses, and debt repayment (including deposit reimbursements, debt repayment and investment corporation bonds redemptions), it shall conduct acquisitions that effectively combine stable long-term with dynamic short-term capital.

(b) Management : Conduct asset management that focuses on capital stability, liquidity, and efficiency.

B. Capital Acquisition: Equity

When considering issuing additional investment units, debts against total assets (Note) and the percentage against the total amount of investment corporation bonds (interest-bearing debt ratio), investment property acquisition period, and dilution of share value shall be considered.

Note: Total assets refer to the amount recorded under Assets on balance sheets for the most recent period and is used to estimate the interest-bearing debt ratio. Property and equipment is determined by adding the difference between the appraisal value and the term-end ledger amount to the term-end ledger amount for property and equipment.

C. Capital Acquisition: Debt

(a) Capital debt is conducted based on the following guidelines.

- To reduce interest rate fluctuation risk, maintain balance between long-term and short-term debt, and fixed and floating interest rates.
- To reduce refinancing risks (capital reacquisition risks), disperse repayment periods and lenders.
- Lenders shall be limited to institutional investors eligible according to the rules in Item (3)-1 of Article 2 of the Securities and Exchange Law.
- When selecting lenders, multiple institutions regarding loan period, interest, the need for collateral, fees and other terms will be negotiated and market norms and use this information to conduct effective capital acquisition will be compared.
- With a goal of flexibly acquiring necessary capital, agreements for revolving lines of credit, commitment line agreements, and agreements that pre-establish credit lines or allow for debt as necessary will be considered.
- As a rule, debt shall be limited to unsecured debt, but in some cases, managed assets may be offered as collateral.

(b) Investment corporation bonds shall be issued as appropriate with the goal of acquiring long-term and stable capital as well as diversifying capital sources.

(c) The loan periods and the types of interest rates for debt financing are determined in the annual business plan.

(d) Debt and the amount of investment corporation bonds issue shall each be limited to 1 trillion yen and the total of the two may not exceed 1 trillion yen.

(e) Investments in futures and derivatives (Enforcement Regulation for the Investment Trust Law (Law No. 480 of 2000 and all subsequent revisions) (hereafter the "Investment Trust Enforcement Law"), Article 3, No. 13 & No. 14) shall be limited to investments made for the purpose of hedging interest fluctuation risk related to the Investment Company's debts or other risk.

(f) As a rule, the interest-bearing debt ratio shall be less than 60%.
However, this ratio may exceed 60% temporarily as a result of acquisition of property.

D. Capital Management

(a) Surplus capital returning to the Investment Corporation (amounts in the Investment Corporation's fixed accounts and in real estate trust accounts) shall be deposited in non-interesting bearing regular savings accounts (regular deposit accounts that insure full deposit amounts in accordance with the deposit insurance system) or into a regular saving deposit account at a bank with Moody's Investors Services, Inc. short-term bond rating of P-2 or higher.

(b) Surplus capital, as a rule, may be used for expenditures in the following cases. Although regulations state that surplus capital may be

invested in marketable securities and monetary bonds provided, there is emphasis on stability and convertibility for the immediate future we will not investment in marketable securities or monetary bonds for operational purposes.

- Acquisition of investment properties and facilities investments
- Operating capital for the Investment Corporation
- Payment of distribution
- Repayment of debts (including deposit reimbursements, repayment of debts, and investment company bond redemptions)

(c) Investment futures and derivatives shall be limited to investments made for the purpose of hedging interest fluctuation risk related to the Investment Corporation's debts or other risk.

(d) The depositing and management of deposits collected during the leasing of an investment property shall be handled as in (a) above. However, when the stable reimbursement of deposited amounts can be secured through the accumulation of historical data or use of a commitment line, said deposits also may be handled as in (b) above, if it will lead to more efficient management of capital.

⑩ Information Disclosure Guidelines

A. The Investment Corporation endeavors to disclose information on its asset management activities as quickly and accurately as possible for its investors to gain an understanding of its investments.

B. In addition to the disclosure of information content in compliance with the Investment Trust Law, the Securities and Exchange Law, regulations of the Tokyo Stock Exchange and the Investment Trusts Association, Japan, the Investment Corporation will, as promptly as possible, disclose important and useful information to investors, other than that of a confidential nature.

C. In order to ensure transparency in its transactions with related parties, transactions involving related parties will be disclosed. Please refer to "Related-Party Transaction Restrictions, (B) Related-party Transaction Rules."

⑪ Related-Party Transaction Restriction

A. Rules with a Basis in Law

(a) Restrictions on Transactions with a Conflict of Interest

In keeping with enacted laws, the undertaking of certain related-party transactions is prohibited by the Asset Management Company (the Investment Trust Law, Article 34-3, Clause 2, the Enforcement Order of the Investment Trust Law, Article 21, and the Enforcement Regulations of the Investment Trust Law, Article 53).

(b) Delivery of Documents in the Event of Conflict of Interest Concerns

In the event that there are concerns of a conflict of interest in carrying out a transaction, the Investment Corporation is required to issue documents in respect of the aforementioned transaction in which is recorded the Investment Corporation's servicing of assets, pursuant to the Investment Trust Law (Article 34-6, Clause 2).

(c) Restrictions on Asset Management

In accordance with the Investment Trust Law, Articles 195 and 193, and the Enforcement Order of the Investment Trust Law, Articles 116 through 118, the Investment Corporation shall, in principle, not engage in certain transactions with any of the following (1) the Executive Director or Supervisory Directors of the Investment Corporation, (2) the Asset Management Company, (3) any relatives of executive directors or supervisory directors of the Asset Management Company, and (4) directors and corporate auditors, positions of similar status and employees of the Asset Management Company. Restricted transactions include the following.

i. Acquisition or transfer of securities

ii. Exchange of securities

iii. Acquisition or transfer of real estate

iv. Real estate lease

v. Transactions involving specific assets other than those undertaken privately to develop land for housing or property construction. (The Asset Management Company permits the buying and selling of property or land for housing development, as well as its acting as an agent in such transactions.)

B. Related-party Transaction rules

Over and above conducting asset management-related business, the Asset Management Company establishes the rules governing transactions with related parties, as outlined below.

(a) Compliance with the Law

The Asset Management Company, acting between related parties, must not engage in unnecessary business that would have a negative

impact on the Investment Corporation's profits. In the event that it has dealings with a related party, the Asset Management Company will comply with the clauses concerning dealings with related parties contained within the Investment Trust Law, the Enforcement Order of the Investment Trust Law, the Enforcement Regulations of the Investment Trust Law and the Related-party Transaction rules.

(b) Related Parties

A related party is defined as follows:

i. A related party as defined under the Investment Trust Law and the Enforcement Order of the Investment Trust Law

ii. Shareholders or directors of shareholders that own 20% or more of the Asset Management Company's shares, or subsidiaries of the Asset Management Company

iii. Special Purpose Companies (SPC) in which parties defined in i. or ii. above have majority ownership, investments in tokumei-kumiai or preferential equity participation

iv. Entities that consign asset management operations to parties falling into categories i. or ii

(c) Related-party Transactions

The transactions governed by related party transaction rules are provided below. Those that meet verification terms and conditions over and above legal and regulatory criteria, and present no financial drawbacks for the Investment Corporation when compared with normal transactions of a similar nature, undergo rigorous checks carried out by the Compliance Committee.

i. Acquisition of Property

(i) In the event of real estate, real estate leasehold rights, land rights, and trust beneficiary interests in real estate, land leasehold rights or land rights being acquired from a related party, these will not be acquired for more than an appraisal value determined by an independent appraiser. In the event that a related party incurs costs in order to form a Special Purpose Company for the purpose of transferring such property as mentioned above to the Investment Corporation, the Investment Corporation may acquire such property for the appraisal value plus the aforementioned costs.

(ii) In the event of other special assets being acquired from a related party, the actual cash value shall be ascertained, or otherwise based on (i) above.

(iii) In the event that a decision is made to acquire special assets from a related party based on (i) and (ii) above, this will be disclosed without delay.

ii. Transfer of Property

(i) In the event of real estate, real estate leasehold rights, land rights, and trust beneficiary interests in real estate, land leasehold rights or land rights being acquired from a related party, it will not be transferred for less than the appraisal value determined by an independent appraiser.

(ii) In the event of other special assets being transferred to a related party, the actual cash value shall be ascertained, or otherwise based on (i) above.

(iii) In the event that a decision is made to transfer special assets to a related party based on (i) and (ii) above, this will be disclosed without delay.

iii. Real Estate Leaseholds

(i) In the event of leasing property to a related party, the market value, market rate for the area, will be examined, as well as an independent third party's written opinion referred to, as it must be leased under conditions deemed to be fair and appropriate.

(ii) In the event that a decision is made to lease property to a related party based on (i) above, this will be disclosed without delay.

iv. Consigning of Intermediary Business Buying, Selling or Leasing of Real Estate

(i) In the event of consigning to related parties the intermediary of the acquisition or sale of specified assets, remuneration shall be within a range stipulated by relevant real estate and building industry laws and shall be determined following consideration of the amount of the sales price, the degree of difficulty of the operations and other factors.

(ii) In the event of consigning to related parties the intermediary of the leasing of specified assets, remuneration shall be less than an amount stipulated by relevant real estate and building industry laws and shall be determined following consideration of the rent level, the degree of difficulty of the operations and other factors.

(iii) In the event that a decision is made to carry out a commission for a related party based on (i) and (ii) above, this will be disclosed without delay.

v. Consigning of Real Estate Property Management Business

(i) In the event of consigning of real estate property management business for a related party, their past performance, company credit rating will be examined and the commission fees decided, taking into account the market standing, content and overall extent of the services offered.

(ii) With regard to acquired properties, in the event that a related party is already active in the real estate property management business,

the post-acquisition management of the real estate will be awarded to the aforementioned related party, but the commission fees will be decided based on (i) above.

(iii) In the event that a decision is made to consign real estate property management business as defined in (i) or (ii) above to related parties, this will be disclosed without delay

vi. Construction Work Orders

(i) In the event of placing an order for construction work for a related party over and above obtaining and comparing estimates from third parties, orders for construction work will be placed under conditions deemed to be fair and appropriate.

(ii) In the event that a decision is made to place an order for construction work for a related party based on (i) above, this will be disclosed at a time separate to that of the construction work.

(d) Procedures when dealing with related parties

In the event of business being conducted with related parties, in accordance with internal rules and regulations and as per the details of the transaction, the following procedures will be adhered to:

(i) If no points are deemed to be at issue from the Compliance Officer's assessment, a proposal will be submitted to the Compliance Committee.

(ii) If authorization is granted after deliberation by the Compliance Committee, the proposal will be further deliberated by the Asset Management Committee before being recommended for authorization. The Compliance Officer will then report on the findings of the Compliance Committee to the Asset Management Committee.

(iii) Should approval be granted at the Asset Management Committee, the decision will be made to submit the proposal to a full Board of Directors meeting for deliberation. The Compliance Officer will then report on the findings of the Compliance Committee at the full board of directors meeting.

(e) Reporting to the Investment Corporation

In the event the Investment Corporation engages in the purchase and sale of specified assets and other transactions stipulated under the Enforcement Order of the Investment Trust Law with the Asset Management Company or directors of the Asset Management Company, other investment corporations to which the Asset Management Company provides asset management services, investment funds managed by the Asset Management Company and other related parties under instruction of the Asset Management Company, a written report relating to the aforementioned transactions pursuant to the Investment Trust Law and the Enforcement Regulations of the Investment Trust Law shall be provided to the Investment Corporation, other investment corporations to which the Asset Management Company provides asset management services and other entities stipulated under the Enforcement Order of the Investment Trust Law.

【Reference】 Earnings Performance for the Individual Properties for the 3rd Fiscal Period (May 1, 2006 to October 31, 2006): 184days ※As of October 31, 2006

	Type	Office Buildings														
	Location	Tokyo Metropolitan Area														
	Property Name	Belles Modes Building	Nihonbashi 313 Building	Toshin 24 Building	[illegible] Building	Ebisu East 438 Building	Higashi-Kayabacho Yuraku Building	[illegible] Hatchobori	KDX Omori Building	KDX Hamamatsucho Building	KDX Higashi-Shinjuku Building	Dai-ichi Kayabacho Building	NTB-M Building	K&Y Building ([illegible])	KDX Shin-Yokohama Building	Harajuku F.F. Building
	Acquisition Date	November 1, 2005	August 1, 2005	May 1, 2006	August 1, 2005	May 1, 2006	August 1, 2005	August 1, 2005	May 1, 2006	May 1, 2006	September 1, 2006	May 1, 2006	May 1, 2006	August 1, 2005	May 1, 2006	August 1, 2005
Price Information	Acquisition price (¥ Millions)	5,950	5,940	5,300	5,180	4,640	4,450	3,680	3,500	3,460	2,950	2,780	2,690	2,533	2,520	2,450
	Percentage of total portfolio	4.0%	4.0%	3.6%	3.5%	3.1%	3.0%	2.5%	2.3%	2.3%	2.0%	1.8%	1.8%	1.7%	1.7%	1.6%
	Net book value (¥ Millions)	5,951	6,251	5,332	5,198	4,684	4,481	3,658	3,520	3,470	2,996	2,842	2,715	2,523	2,567	2,518
	Appraisal value at the end of year (¥ Millions)	6,150	6,910	5,470	5,410	5,040	5,420	3,760	3,520	3,480	3,020	2,830	2,830	3,610	2,610	2,820
	Percentage of total appraisal value	3.8%	4.4%	3.5%	3.4%	3.2%	3.4%	2.4%	2.3%	2.2%	1.9%	1.8%	1.8%	1.6%	1.6%	1.8%
Lease Information	Total of end tenants	9	7	14	21	7	6	6	12	7	9	6	5	23	20	3
	Leasable floor area (㎡)	3,816.35	5,901.12	6,610.22	4,447.07	3,079.74	4,413.17	3,325.04	4,949.45	2,727.68	5,134.70	3,019.94	1,704.65	4,391.37	4,810.87	3,068.36
	Leased floor area (㎡)	3,706.60	5,901.12	6,610.22	4,447.07	3,079.74	4,413.17	3,325.04	4,949.46	2,727.68	5,134.70	3,019.94	1,704.65	4,280.27	4,788.89	3,068.36
	Occupancy ratio As of October 31, 2006	97.1%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	97.0%	99.6%	100.0%
	As of April 30, 2006	80.5%	100.0%	-	100.0%	-	100.0%	100.0%	-	-	-	-	-	92.8%	-	100.0%
	As of October 31, 2005	-	100.0%	-	100.0%	-	88.5%	93.1%	-	-	-	-	-	95.3%	-	100.0%
Income and Retained Earnings Information for the 3rd Fiscal Period	Operating periods	184days	184days	184days	184days	184days	184days	184days	184days	184days	61days	184days	184days	184days	184days	184days
	①Rental and other operating revenues (¥ Thousands)	161,597	240,831	209,597	186,813	151,405	180,114	137,723	153,618	100,604	39,511	96,770	89,594	105,283	115,810	116,413
	Rental revenues	141,005	219,143	181,550	161,661	129,860	156,529	117,120	130,480	88,888	34,203	84,635	83,212	91,622	101,082	104,546
	Other operating revenues	20,592	21,688	28,046	25,151	21,544	23,585	20,613	23,138	11,716	5,307	12,134	6,382	13,661	14,728	11,868
	②Property-related expenses (¥ Thousands)	48,513	58,250	41,028	49,741	31,810	41,090	34,783	38,966	22,585	12,177	20,157	13,944	31,340	26,244	32,333
	Property management fees	11,296	18,935	22,717	17,124	15,155	18,069	12,771	18,434	9,733	6,564	10,660	7,365	10,915	15,111	10,637
	Taxes	15,864	17,555	-	14,724	-	9,166	6,987	-	-	-	-	-	7,934	-	8,011
	Utilities	11,620	17,913	16,141	12,090	10,166	11,778	11,087	18,616	7,823	4,538	7,084	4,397	7,376	9,356	9,313
	Repairs and maintenance costs	3,374	1,688	589	1,974	200	428	595	556	246	-	1,325	1,382	3,859	574	2,383
	Insurance	290	436	443	398	235	300	265	388	179	125	196	156	349	291	200
	Trust fees and other expenses	6,067	1,721	1,116	3,427	6,053	1,351	1,075	970	4,602	947	889	663	903	910	1,807
	③NOI (=①-②) (¥ Thousands)	113,083	182,581	168,569	137,071	119,594	139,023	102,950	114,652	78,019	27,333	76,613	75,650	74,043	89,565	84,079
	④Depreciation (¥ Thousands)	37,304	36,044	30,898	39,604	25,985	38,613	34,490	24,102	21,752	3,490	12,058	9,068	27,442	19,744	14,406
	⑤Rental operating income (=③-④) (¥ Thousands)	75,779	146,536	137,670	97,466	93,609	100,410	68,460	90,550	56,267	23,843	64,555	66,581	46,600	69,821	69,673
	⑥Capital expenditures (¥ Thousands)	27,975	20,148	18,585	9,689	30,785	17,599	7,117	5,686	3,596	-	45,679	-	12,341	29,416	40,442
	⑦NCF (=③-⑥) (¥ Thousands)	85,107	162,433	149,983	127,381	88,809	121,424	95,833	108,965	74,424	27,333	30,934	75,650	61,701	60,149	43,637
Reference	Expense ratio (=②/①)	30.0%	24.2%	19.6%	26.6%	21.0%	22.8%	25.3%	25.4%	22.4%	30.8%	20.8%	15.6%	29.7%	22.7%	27.8%
	Property tax for the year 2006 (or the year 2005) (¥ Thousands)	31,720	35,106	23,660	29,391	20,218	18,277	17,978	24,197	17,088	27,378	13,580	20,035	15,446	13,811	15,799
	[illegible] (¥ Thousands)	5,609	8,642	7,717	6,609	5,530	6,513	4,911	5,474	3,645	1,384	3,538	3,372	3,682	4,191	4,022
	Reference: Percentage of rental and other operating revenues	3.47%	3.59%	3.68%	3.54%	3.65%	3.62%	3.57%	3.56%	3.62%	3.45%	3.66%	3.70%	3.48%	3.62%	3.52%
	Long-term repairs, maintenance and renovation (Estimated amount of 12 years after the acquisition (¥ Thousands))	117,280	292,110	176,760	203,540	144,400	157,780	88,490	276,830	68,180	200,735	114,840	102,789	128,140	194,380	123,270
	Reference: Amount of yearly avg.	9,773	24,343	14,730	16,962	12,033	13,148	7,374	23,044	5,682	16,728	9,570	8,566	10,678	16,199	10,273

Note: The Investment Corporation has sold 2 residential properties, Storia Todoroki and Clair Court Rokakoen, on May 10, 2006. The total rental revenues and rental expenses for Storia Todoroki is \1,376 thousands and \1,073 thousands, and for Clair Court Rokakoen is ¥1,178 thousands and ¥2,208 thousands.

【Reference】 **Earnings Performance for the Individual Properties for the 3rd Fiscal Period (May 1, 2006 to October 31, 2006): 184days ※As of October 31, 2006**

Property Name	KDX Kojimachi Building	KDX Hamacho Building	FIK Minami Aoyama	KDX Funabashi Building	Kanda Kihara Building	KDX Yotsuya Building	NNK Building	Kiba Ocean Building	KDX Nogizaka Building
Type									
Location									
Acquisition Date	July 3, 2006	March 16, 2006	August 1, 2005	March 1, 2006	August 1, 2005	May 1, 2006	August 1, 2005	June 20, 2006	July 14, 2006
Price Information									
Acquisition price (¥ Millions)	2,350	2,300	2,370	2,252	1,950	1,950	1,610	1,580	1,065
Percentage of total portfolio	1.6%	1.5%	1.5%	1.5%	1.3%	1.3%	1.0%	1.0%	0.7%
Net book value (¥ Millions)	2,370	2,440	2,312	2,347	1,937	1,970	1,856	1,641	1,119
Appraisal value at the end of year (¥ Millions)	2,350	2,620	3,140	2,310	1,960	2,020	1,950	1,610	1,060
Percentage of total appraisal value	1.5%	1.6%	2.0%	1.4%	1.2%	1.2%	1.2%	1.0%	0.6%
Lease Information									
Total of end tenants	6	6	5	17	9	2	1	5	6
Leasable floor area (m²)	2,562.33	3,048.54	1,823.64	3,883.54	1,945.55	2,536.53	2,105.18	3,450.12	1,236.39
Leased floor area (m²)	2,562.33	1,991.03	1,823.64	3,803.11	1,945.55	2,536.53	2,105.18	1,803.01	1,236.39
Occupancy ratio									
As of October 31, 2006	100.0%	65.3%	100.0%	97.9%	100.0%	100.0%	100.0%	69.1%	100.0%
As of April 30, 2006	-	87.3%	100.0%	91.9%	100.0%	-	100.0%	-	-
As of October 31, 2005	-	-	100.0%	-	100.0%	-	100.0%	-	-
Income and Retained Earnings Information for the 3rd Fiscal Period									
Operating periods	121days	184days	184days	184days	184days	184days	184days	134days	110days
①Rental and other operating revenues (¥ Thousands)	47,773	85,545	98,271	102,103	70,364	94,196	71,522	28,657	22,090
Rental revenues	42,524	72,831	79,705	87,443	63,569	85,198	65,694	24,339	20,045
Other operating revenues	5,249	12,714	18,566	14,660	6,796	8,997	5,828	4,318	2,044
②Property-related expenses (¥ Thousands)	9,834	21,921	20,893	30,004	18,439	17,420	16,329	8,503	4,988
Property management fees	4,255	9,106	6,606	14,924	6,941	10,209	5,579	3,616	2,384
Taxes	-	-	5,315	-	4,271	-	5,765	-	-
Utilities	3,494	5,482	5,064	10,605	6,085	5,966	3,793	2,778	2,506
Repairs and maintenance costs	98	692	322	3,618	317	186	454	608	37
Insurance	104	218	108	291	118	170	131	101	80
Trust fees and other expenses	1,881	6,420	3,478	564	704	889	604	1,399	9
③NOI (=①-②) (¥ Thousands)	37,939	63,624	77,377	72,099	51,925	76,776	55,193	20,153	17,102
④Depreciation (¥ Thousands)	6,248	34,203	10,427	12,841	15,210	8,156	13,037	15,310	3,296
⑤Rental operating income (=③-④) (¥ Thousands)	31,691	29,420	66,950	59,257	36,715	68,618	42,155	4,843	13,805
⑥Capital expenditures (¥ Thousands)	2,100	81,125	9,224	12,977	8,162	3,919	31,509	8,777	3,838
⑦NCF (=③-⑥) (¥ Thousands)	35,839	-17,500	68,153	59,121	43,763	72,856	23,684	11,376	13,263
Reference									
Expense ratio (=②/①)	20.6%	25.6%	21.3%	29.4%	26.2%	18.5%	22.8%	29.7%	22.6%
Property tax for the year 2005 (for the year 2006) (¥ Thousands)	11,033	14,584	10,831	16,806	8,509	12,315	11,531	9,707	6,320
Amount of property management fees (¥ Thousands)	1,749	3,044	3,584	3,780	2,495	3,489	2,586	996	799
Reference: Percentage of rental and other operating revenues	3.66%	3.56%	3.65%	3.71%	3.55%	3.70%	3.62%	3.48%	3.62%
Long-term repairs, maintenance and renovation Estimated amount of 12 years after the acquisition (¥ Thousands)	96,454	133,950	66,770	173,340	58,870	106,330	110,680	85,845	50,866
Reference: Amount of yearly avg.	8,038	11,163	5,564	14,445	4,906	8,861	9,223	7,154	4,239

Property Name	Koishikawa Yoshida Building	Portus Center Building	KDX Minami Semba Dai-1 Building	KDX Minami Semba Dai-2 Building	Hakata Shimon Dai-2 Building	Residence Charmante Tsukishima	Regalo Ochanomizu I&II	Storia Shirokane	Tre di Casa Minami Aoyama
Type						Residential Properties			
Location		Other Regional Areas				Tokyo Metropolitan Area			
Acquisition Date	August 1, 2005	September 21, 2005	May 1, 2006	May 1, 2006	August 1, 2005	May 1, 2006	May 1, 2006	August 1, 2005	August 1, 2005
Price Information									
Acquisition price (¥ Millions)	704	5,570	1,610	1,560	1,430	5,353	3,600	3,150	2,460
Percentage of total portfolio	0.4%	3.7%	1.0%	1.0%	0.9%	3.6%	2.4%	2.1%	1.6%
Net book value (¥ Millions)	704	5,551	1,610	1,678	1,485	5,471	3,693	3,202	2,498
Appraisal value at the end of year (¥ Millions)	777	5,620	1,620	1,620	1,530	5,430	3,670	3,360	2,610
Percentage of total appraisal value	0.5%	3.6%	1.0%	1.0%	0.9%	3.4%	2.3%	2.1%	1.6%
Lease Information									
Total of end tenants	5	35	9	21	40	–	129	43	20
Leasable floor area (m²)	1,594.18	11,520.47	3,108.17	2,699.27	3,691.63	7,711.14	4,280.92	3,617.32	1,680.79
Leased floor area (m²)	1,594.18	11,520.47	3,108.17	2,428.58	3,661.77	7,711.14	4,015.71	3,361.15	1,680.79
Occupancy ratio									
As of October 31, 2006	100.0%	100.0%	100.0%	90.0%	99.2%	100.0%	93.8%	92.9%	100.0%
As of April 30, 2006	100.0%	100.0%	-	-	96.7%	-	-	92.5%	100.0%
As of October 31, 2005	100.0%	100.0%	-	-	88.0%	-	-	95.1%	95.3%
Income and Retained Earnings Information for the 3rd Fiscal Period									
Operating periods	184days	184days	184days	184days	184days	184days	184days	184days	184days
①Rental and other operating revenues (¥ Thousands)	36,817	322,883	67,483	57,728	84,942	170,357	79,586	103,037	73,862
Rental revenues	31,923	264,045	55,153	40,372	75,035	146,882	76,065	94,508	73,137
Other operating revenues	4,894	58,837	12,329	17,356	9,906	23,475	3,520	8,528	1,715
②Property-related expenses (¥ Thousands)	12,390	133,767	19,149	15,048	27,204	22,401	27,458	20,123	10,132
Property management fees	3,656	77,188	7,459	5,889	14,173	18,686	5,252	8,264	4,880
Taxes	3,323	26,097	-	-	2,497	-	-	3,753	2,021
Utilities	4,364	23,611	8,148	6,397	6,709	1,187	801	1,288	1,716
Repairs and maintenance costs	540	2,982	2,360	750	1,711	287	702	709	182
Insurance	100	2,690	317	196	241	547	236	248	94
Trust fees and other expenses	505	1,196	864	1,814	1,871	1,691	20,385	5,858	1,236
③NOI (=①-②) (¥ Thousands)	24,426	189,116	48,334	42,680	57,737	147,956	52,127	82,914	63,719
④Depreciation (¥ Thousands)	8,880	105,333	23,338	27,645	20,333	45,405	29,564	20,672	11,710
⑤Rental operating income (=③-④) (¥ Thousands)	15,546	83,782	24,996	15,034	37,403	102,550	22,562	62,241	52,009
⑥Capital expenditures (¥ Thousands)	996	10,150	3,045	25,460	25,221	-	-	1,288	543
⑦NCF (=③-⑥) (¥ Thousands)	23,440	178,965	45,289	17,220	32,515	147,956	52,127	81,625	63,176
Reference									
Expense ratio (=②/①)	33.7%	41.4%	28.4%	26.1%	32.0%	13.1%	34.5%	19.5%	13.7%
Property tax for the year 2005 (for the year 2006) (¥ Thousands)	6,610	52,195	13,609	11,323	9,858	7,765	January 28, 1914	7,506	4,048
Amount of property management fees (¥ Thousands)	1,250	10,448	2,364	2,049	2,911	6,017	2,648	3,794	2,807
Reference: Percentage of rental and other operating revenues	3.40%	3.24%	3.50%	3.55%	3.43%	3.53%	3.33%	3.68%	3.80%
Long-term repairs, maintenance and renovation Estimated amount of 12 years after the acquisition (¥ Thousands)	43,550	343,420	139,600	104,160	96,860	126,753	58,390	47,300	22,490
Reference: Amount of yearly avg.	3,629	28,618	11,633	8,680	8,073	10,563	4,866	3,942	1,874

File No. 082-35028

【Reference】

Earnings Performance for the Individual Properties for the 3rd Fiscal Period (May 1, 2006 to October 31, 2006): 184days ※As of October 31, 2006

	Type																		
	Location																		
	Property Name	Regalo Shiba-Kouen	Court Mejiro	Apartments Motoazabu	Apartments Wakamatsu-Kawada	Chigasaki Socie Ni-bankan	Court Nihonbashi-Hakozaki	Court Nishi-Shinjuku	Side Denenchofu	Gradito Kawaguchi	S-court Yokohama-Kannai II	Regalo Komazawa-Koen	Court Motoasakusa	Court Shin-Okachimachi	Bloom Omotesando	Human Heim Okachimachi	Prime Regalo Kagurazaka	Court Shibahashi	Prime Regalo Yoga
	Acquisition Date	May 1, 2006	August 1, 2005	August 1, 2005	August 1, 2005	May 1, 2006	August 1, 2005	May 1, 2006	August 1, 2005	June 30, 2006	August 1, 2005	May 1, 2006	August 1, 2005	May 1, 2006	August 1, 2005	August 1, 2005	May 1, 2006	August 1, 2005	May 1, 2006
Price Information	Acquisition price (¥ Millions)	2,260	1,250	1,210	1,180	1,160	1,130	1,130	1,110	1,038	945	912	880	878	875	830	763	748	730
	Percentage of total portfolio	1.5%	0.8%	0.8%	0.8%	0.7%	0.7%	0.7%	0.7%	0.7%	0.6%	0.6%	0.6%	0.5%	0.5%	0.5%	0.5%	0.5%	0.4%
	Net book value (¥ Millions)	2,307	1,280	1,239	1,208	1,250	1,159	1,160	1,159	1,103	969	937	908	911	896	854	790	765	751
	Appraisal value at the end of year (¥ Millions)	2,280	1,120	1,280	1,210	1,160	1,190	1,160	1,100	1,050	984	943	909	888	947	873	770	800	735
	Percentage of total appraisal value	1.4%	0.7%	0.8%	0.7%	0.7%	0.7%	0.7%	0.7%	0.6%	0.6%	0.6%	0.6%	0.5%	0.6%	0.5%	0.4%	0.5%	0.4%
Lease Information	Total of end tenants	62	19	21	31	46	55	49	31	2	70	22	44	41	6	9	30	6	19
	Leasable floor area (m²)	2,507.52	2,046.79	1,350.74	1,607.43	3,544.18	1,537.38	1,245.92	2,359.44	1,619.34	1,602.28	1,030.18	1,314.91	1,377.87	706.30	1,329.79	890.93	939.60	1,012.80
	Leased floor area (m²)	2,507.52	2,046.79	1,277.18	1,548.73	3,236.73	1,493.86	1,251.71	2,293.90	1,619.34	1,602.28	1,030.18	1,314.91	1,377.87	706.30	1,329.79	855.24	939.60	1,012.80
	Occupancy ratio																		
	As of October 31, 2006	100.0%	100.0%	94.6%	96.3%	91.3%	97.2%	93.0%	97.2%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	96.0%	100.0%	100.0%
	As of April 30, 2006	-	85.1%	97.1%	97.8%	-	94.3%	-	94.4%	-	100.0%	-	82.3%	-	85.3%	100.0%	-	95.2%	-
	As of October 31, 2005	-	100.0%	94.2%	97.8%	-	91.0%	-	100.0%	-	94.7%	-	100.0%	-	82.8%	100.0%	-	100.0%	-
Income and Retained Earnings Information for the 2nd Fiscal P	Operating periods	184days	184days	184days	184days	184days	184days	184days	184days	124days	184days	184days	184days	184days	184days	184days	184days	184days	184days
	①Rental and other operating revenues (¥ Thousands)	52,134	42,836	39,131	37,410	43,510	38,412	34,665	37,928	21,901	37,778	27,915	29,820	28,000	27,232	29,508	22,867	28,995	22,938
	Rental revenues	50,010	39,253	37,990	33,123	39,506	37,254	34,310	35,720	21,901	34,304	27,083	28,356	27,492	25,952	29,508	22,290	28,873	21,588
	Other operating revenues	2,123	3,572	1,140	4,287	4,004	1,157	355	2,207	-	3,473	833	1,464	508	1,280	-	577	122	1,350
	②Property-related expenses (¥ Thousands)	17,263	14,583	6,021	7,218	10,574	6,674	3,773	6,977	2,758	7,981	4,317	6,307	3,098	3,859	4,383	3,836	6,741	2,673
	Property management fees	2,770	2,934	3,050	3,279	4,632	2,871	2,381	2,916	1,882	3,136	2,104	2,349	2,106	1,583	2,285	1,723	2,159	1,785
	Taxes	-	3,100	751	830	-	954	-	1,989	-	871	-	670	-	278	1,118	-	1,151	-
	Utilities	561	743	466	371	544	402	350	565	240	739	289	368	318	31	299	243	242	231
	Repairs and maintenance costs	434	2,983	371	1,008	3,535	498	194	491	11	1,519	50	556	40	409	-	-	1,362	-
	Insurance	132	135	83	88	158	87	76	100	56	99	59	88	73	37	77	60	56	57
	Trust fees and other expenses	13,354	4,685	1,318	1,940	1,713	1,862	769	914	567	1,614	1,714	2,274	582	509	604	1,809	768	600
	③NOI (=①-②) (¥ Thousands)	34,871	28,243	33,109	30,192	32,936	31,738	30,891	30,951	19,142	29,796	23,598	23,513	24,901	24,373	25,124	19,030	21,254	20,264
	④Depreciation (¥ Thousands)	13,409	11,172	6,637	11,480	9,051	15,206	7,208	9,494	8,344	14,444	6,857	9,751	9,394	4,868	7,420	7,050	5,757	4,899
	⑤Rental operating income (=③-④) (¥ Thousands)	21,462	17,070	26,472	18,711	23,885	16,531	23,683	21,456	10,798	15,352	16,841	13,761	15,506	19,505	17,703	11,980	15,496	15,364
	⑥Capital expenditures (¥ Thousands)	-	758	935	447	57,563	823	-	3,663	-	1,380	-	447	-	739	806	-	1,383	-
	⑦NCF (=③-⑥) (¥ Thousands)	34,871	27,484	32,173	29,744	-24,626	30,915	30,891	27,288	19,142	28,416	23,598	23,065	24,901	23,634	24,317	19,030	19,870	20,264
Reference	Expense ratio (=②/①)	33.1%	34.1%	15.4%	19.3%	24.3%	17.4%	10.9%	18.4%	12.6%	21.1%	15.5%	21.2%	11.1%	14.2%	14.9%	16.8%	23.2%	11.7%
	Property tax for the year 2006 (or the year 2005) (¥ Thousands)	1,322	6,301	1,603	1,060	5,790	1,908	2,206	3,834	949	3,487	1,442	1,045	756	557	2,003	1,151	2,302	1,466
	[illegible] (¥ Thousands)	1,775	1,450	1,474	1,379	1,560	1,431	1,337	1,405	837	1,379	1,053	1,088	1,079	1,063	1,114	855	985	881
	Reference: Percentage of rental and other operating revenues	3.40%	3.39%	3.77%	3.69%	3.59%	3.73%	3.86%	3.70%	3.82%	3.65%	3.77%	3.65%	3.85%	3.87%	3.78%	3.74%	3.65%	3.84%
	Long-term repairs, maintenance and renovation																		
	Estimated amount of 12 years after the acquisition (¥ Thousands)	32,530	44,180	23,570	27,500	90,580	24,630	20,420	34,920	24,689	28,950	17,410	21,643	22,120	7,680	20,755	21,561	23,670	15,880
	Reference: Amount of yearly avg.	2,711	3,682	1,964	2,292	7,548	2,053	1,702	2,910	2,057	2,346	1,451	1,804	1,843	640	1,733	1,797	1,964	1,323

File No. 082-35028

【Reference】 Earnings Performance for the Individual Properties for the 3rd Fiscal Period (May 1, 2006 to October 31, 2006): 184days ※As of October 31, 2006

	Type											Retail Properties			
	Location			Other Regional Areas								Tokyo Metropolitan Area		Other Regional Areas	Total of 64 properties
	Property Name	Court Saitama	Court Shirokane	Ashiya Royal Homes	Venus Hibarigaoka	Regalo Sendai S&S	Collection Higashi-Sakura	Renaissance 21 Hirao Josui-machi	Maison Nishihama Bay Court	Abreast Hara	Abreast Hirabari	Jinnan-zaka Frame	Yoyogi M Building	ZARA Tenjin Nishi-dori	
	Acquisition Date	August 1, 2005	May 1, 2006	May 1, 2006	December 8, 2005	May 1, 2006	May 1, 2006	May 1, 2006	May 1, 2006	August 1, 2005	August 1, 2005	August 1, 2005	September 30, 2005	May 1, 2006	
Price Information	Acquisition price (¥ Millions)	659	638	2,330	1,800	1,600	1,264	900	826	444	407	9,900	2,479	3,680	146,742
	Percentage of total portfolio	0.4%	0.4%	1.5%	1.2%	1.0%	0.8%	0.6%	0.5%	0.3%	0.3%	6.7%	1.6%	2.5%	100.0%
	Net book value (¥ Millions)	679	659	2,387	1,972	1,651	1,356	935	861	454	419	10,061	2,636	3,698	149,719
	Appraisal value at the end of year (¥ Millions)	671	644	2,440	1,710	1,670	1,253	926	836	493	454	11,400	2,460	3,760	155,313
	Percentage of total appraisal value	0.4%	0.4%	1.5%	1.1%	1.0%	0.8%	0.5%	0.5%	0.3%	0.2%	7.3%	1.5%	2.4%	100.0%
Lease Information	Total of end tenants	32	29	14	63	39	61	20	30	38	28	11	10	1	1,460
	Leasable floor area (m²)	953.03	829.05	3,999.01	12,829.64	4,701.87	2,655.31	2,098.68	3,522.16	1,436.33	1,701.68	4,670.87	1,202.40	1,497.47	192,085.34
	Leased floor area (m²)	839.88	829.05	3,210.98	10,859.19	3,152.85	2,496.51	1,929.31	3,120.82	1,436.33	1,544.54	4,670.87	1,202.40	1,497.47	183,140.61
	Occupancy ratio														
	As of October 31, 2006	90.0%	100.0%	80.3%	84.6%	67.1%	94.0%	91.9%	84.1%	100.0%	90.8%	100.0%	100.0%	100.0%	95.3%
	As of April 30, 2006	94.9%	-	-	82.7%	-	-	-	-	100.0%	97.5%	100.0%	87.1%	-	94.9%
	As of October 31, 2005	89.1%	-	-	-	-	-	-	-	91.3%	98.9%	100.0%	87.1%	-	96.6%
Income and Retained Earnings Information for the 3rd Fiscal Period	Operating periods	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	184days	179days
	①Rental and other operating revenues (¥ Thousands)	21,926	19,480	75,154	78,589	32,369	21,802	34,361	28,011	22,620	19,788	297,975	64,429	108,000	5,128,403
	Rental revenues	21,017	19,200	73,990	70,454	24,949	20,504	22,575	21,776	20,538	17,853	275,221	55,169	108,000	4,546,769
	Other operating revenues	909	280	1,164	8,134	7,419	1,297	11,786	6,234	2,081	1,936	22,754	9,260	-	581,634
	②Property-related expenses (¥ Thousands)	5,039	1,985	14,767	32,981	16,930	15,739	10,393	5,607	6,308	5,917	61,397	19,854	5,615	1,258,361
	Property management fees	1,884	1,290	8,811	11,278	2,487	2,090	2,738	2,405	2,707	2,280	18,758	7,602	4,293	529,150
	Taxes	608	-	-	8,814	-	-	-	-	801	750	15,729	3,805	-	177,220
	Utilities	265	234	1,811	3,052	1,072	439	386	441	389	297	18,216	4,770	-	296,820
	Repairs and maintenance costs	330	-	2,149	6,056	1,131	52	43	17	698	1,144	1,200	332	-	62,197
	Insurance	50	44	247	587	252	141	104	134	86	77	355	91	122	13,971
	Trust fees and other expenses	1,900	415	1,746	4,190	11,988	13,007	7,121	2,618	1,625	1,347	7,135	3,252	1,200	179,002
	③NOI (=①-②) (¥ Thousands)	16,887	17,495	60,387	45,608	15,438	6,062	23,967	22,403	16,311	13,870	236,578	44,575	102,384	3,870,041
	④Depreciation (¥ Thousands)	8,233	4,539	12,205	20,774	14,246	14,636	8,421	9,580	8,118	6,033	51,392	16,427	9,856	1,135,559
	⑤Rental operating income (=③-④) (¥ Thousands)	8,653	12,955	48,181	24,833	1,192	-8,578	15,546	12,823	8,193	7,837	185,185	28,147	92,532	2,734,482
	⑥Capital expenditures (¥ Thousands)	1,392	-	16,003	52,038	3,370	1,123	2,228	-	1,819	1,405	748	9,054	-	655,537
	⑦NCF (=③-⑥) (¥ Thousands)	15,494	17,495	44,383	-6,430	12,068	4,939	21,739	22,403	14,492	12,464	235,830	35,520	102,384	3,214,503
Reference	Expense ratio (=②/①)	23.0%	10.2%	19.6%	42.0%	52.3%	72.2%	30.2%	20.0%	27.9%	29.9%	20.6%	30.8%	5.2%	24.5%
	Property tax for the year 2006 (for the year 2005) (¥ Thousands)	1,216	994	9,590	17,659	9,644	1,657	3,970	1,421	3,206	3,082	31,599	7,598	10,841	683,505
	Amount of property management fees (¥ Thousands)	792	754	2,766	2,537	975	568	1,190	1,028	794	686	10,909	2,224	4,293	163,405
	Reference: Percentage of rental and other operating revenues	3.61%	3.87%	3.68%	3.23%	3.01%	2.61%	3.46%	3.67%	3.51%	3.47%	3.66%	3.45%	3.98%	3.58%
	Long-term repairs, maintenance and renovation														
	Estimated amount of 12 yrs after the acquisition (¥ Thousands)	17,630	12,400	106,770	247,200	75,300	39,250	17,470	27,680	32,340	53,890	53,890	43,445	16,330	5,498,975
	Reference: Amount of yearly avg.	1,468	1,033	8,898	20,600	6,287	3,271	1,456	2,307	2,695	4,491	4,491	3,620	1,361	458,248

【Reference】Debt Financing

Debt financing on a financial institution basis as of October 31, 2006 are as follows.

Classification	Lender	Drawdown Date	Balance at the End of Previous Period (¥Millions)	Balance at the End of Period (¥Millions)	Average Interest Rate (Note 1)	Repayment Date	Payment Method	Usage	Remarks
Short-Term Loan	Aozora Bank, Ltd.	August 1, 2005	2,000	-	0.434	July 31, 2006	Full on maturity	(Note 2)	Unsecured / Unguaranteed
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		1,000	-					
	Resona Bank, Ltd.		500	-					
	Mitsubishi UFJ Trust and Banking Corporation		500	-					
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 21, 2005	3,000	-	0.471	September 20, 2006			
	Sumitomo Mitsui Banking Corporation		1,000	-					
	Aozora Bank, Ltd.		1,000	-					
	Resona Bank, Ltd.		1,000	-					
	Mitsubishi UFJ Trust and Banking Corporation	November 1, 2005	1,000	-	0.538	October 31, 2006			
	Sumitomo Mitsui Banking Corporation	March 1, 2006	500	500	0.541	February 28, 2007			
	Sumitomo Mitsui Banking Corporation	May 1, 2006	-	1000	0.520	April 30, 2007			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1000					
	Aozora Bank, Ltd.	July 31, 2006	-	2,000	0.670	July 31, 2007			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1,000					
	Resona Bank, Ltd.		-	500					
	Mitsubishi UFJ Trust and Banking Corporation		-	500					
	The Chuo Mitsui Trust and Banking Co., Ltd.	September 20, 2006	-	3,000	0.645	September 20, 2007			
	Aozora Bank, Ltd.		-	2,000					
	Resona Bank, Ltd.		-	1,000					
	Mitsubishi UFJ Trust and Banking Corporation	October 31, 2006	-	1,000	0.701	October 31, 2007			
	Sub Total		11,500	13,500					
Long-Term Loan	Mitsubishi UFJ Trust and Banking Corporation	August 1, 2005	2,700	2,700	0.869	July 31, 2008	Full on maturity	(Note 2)	Unsecured / Unguaranteed
	The Norinchukin Bank		2,500	2,500					
	The Chiba Bank, Ltd.		1,200	1,200					
	The Chuo Mitsui Trust and Banking Co., Ltd.		1,000	1,000					
	Sumitomo Mitsui Banking Corporation		1,000	1,000					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		800	800					
	Resona Bank, Ltd.		300	300					
	The Chuo Mitsui Trust and Banking Co., Ltd.	August 1, 2005	3,750	3,750	1.288	July 31, 2010			
	Sumitomo Mitsui Banking Corporation		3,750	3,750					
	Mitsubishi UFJ Trust and Banking Corporation		1,500	1,500					
	Resona Bank, Ltd.		500	500					
	Sumitomo Mitsui Banking Corporation	November 1, 2005	1,500	1,500	0.769	October 31, 2007			
	The Norinchukin Bank	November 1, 2005	3,000	3,000	1.090	October 31, 2008			
	Resona Bank, Ltd.		500	500					
	Aozora Bank, Ltd.	December 8, 2005	1,500	1,500	1.098	December 7, 2008			
	Resona Bank, Ltd.		500	500					
	The Chiba Bank, Ltd.	March 1, 2006	800	800	1.449	February 28, 2009			
	Aozora Bank, Ltd.		500	500					
	Mitsui Sumitomo Insurance Co., Ltd.		700	700					
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	March 16, 2006	2,500	2,500	1.476	March 16, 2009			
	Aozora Bank, Ltd.		-	2,000					

	The Chuo Mitsui Trust and Banking Co., Ltd.	May 1, 2006	-	1,500	1.629	April 30, 2009			
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		-	1,000					
	Mitsubishi UFJ Trust and Banking Corporation		-	1,000					
	Resona Bank, Ltd.		-	1,000					
	Aozora Bank, Ltd.		-	1,500	2.199	April 30, 2011			
	Mitsui Sumitomo Insurance Co., Ltd.		-	1,000					
	Development Bank of Japan		-	5,000	2.731	April 30, 2016			
	Mitsubishi UFJ Trust and Banking Corporation	July 14, 2006	-	1,000	2.149	July 13, 2011			
	Development Bank of Japan	September 1, 2006	-	3,000	2.124	August 31, 2013			
	Sub Total		30,500	48,500					
	Total		42,000	62,000					

Notes:

1. The average interest rate are the weighted-average interest rate rounded to the fourth decimal place. The Investment Corporation entered into interest-rate swap transactions with the minimizing the impact of fluctuations in interest rates. The effect of interest-rate swap transactions has been incorporated into calculations for the weighted-average interest rate.
2. Funds procured through debt financing were used to acquire real estate or trust beneficiary interests in real estate.

12. Notice Concerning Change of Property Name, dated December 27, 2006.



Translation Purpose Only

December 27, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Change of Property Name

Kenedix Realty Investment Corporation ("the Investment Corporation") announced to change the name of two properties. Details are provided as follows.

1. Property Name and Effective Date

Property No.	New Property Name	Current Property Name	Effective Date
A-27	KDX Kajicho Building	JP Kajicho Building	January 1, 2007
A-29	KDX Higashi-Shinjuku Building	Niseki･Sumisei Shinjuku Building	January 1, 2007

2. Reason for Changing Its Name

The decision to change the property's name was based on efforts to more closely identify the building as a property owned and managed by the Kenedix Group, and to maintain and enhance competitive advantage by raising awareness within the leasing market.

13. Notice Concerning Grant of Approval of Changes in the Method of Business of the Asset Management Company, dated December 27, 2006.



Translation Purpose Only

December 27, 2006

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Grant of Approval of Changes in the Method of Business of the Asset Management Company

Kenedix Realty Investment Corporation ("the Investment Corporation") announced on December 27, 2006 that Kenedix REIT Management, Inc. ("the Asset Management Company") has been granted approval from the Financial Services Agency concerning the changes in the method of business pursuant to Article 10-2 of the Investment Trust and Investment Corporation Law. This was applied on November 28, 2006. Details are as follows.

The concerned application for approval was disclosed in press release "Notice Concerning Application for Approval of Changes in the Method of Business of the Asset Management Company" on November 28,2006.

1. Details of Approval Application (Changes in the Business Method)

①Addition (change) to the types of assets managed by the Investment Corporation as recorded in its method of business documents

1. Easements
2. Copyrights and others acquired incidentally upon investment in real estate or other assets
3. Personal property regulated by civil law and acquired incidentally upon investment in real estate or other assets
4. Other rights acquired incidentally upon investment in real estate or other assets

②Changes to clauses in the method of business documents in line with the Enforcement of New Corporation Law

③Revisions and unification of other clauses

2. Reasons for Approval Application

①Revisions of clauses in the method of business documents in order to be in line with the Enforcement of New Corporation Law

②Addition to the types of assets to be managed by the Investment Corporation

3. Date of Grant of Approval

December 27, 2006



4. Outlook

There are no revisions to the forecast for the fiscal period ending April 30, 2007, as a result of changes in the method of business of the Asset Management Company.

This notice is the English translation of the Japanese announcement on our Web site released on December 27, 2006. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

14. Notice Concerning Change of Head Office Address, dated January 15, 2007.



Translation Purpose Only

January 15, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Change of Head Office Address

Kenedix Realty Investment Corporation ("the Investment Corporation") and Kenedix REIT Management ("Asset Management Company"), the asset management company of the Investment Corporation announced today the details of a change in its head office address. Details are as follows.

1. Details of the Change

(1) The Investment Corporation Head Office Address

・Address

Previous Address: 1-8-2 Marunouchi, Chiyoda-ku, Tokyo (8th floor, Dai-ich Tekko Building)

New Address: 2-2-9 Shimbashi, Minato-ku, Tokyo (6th floor, NTB・M Building)

・New TEL: 03-3519-3491

(2) The Asset Management Company Head Office Address

・Address

Previous Address: 1-8-2 Marunouchi, Chiyoda-ku, Tokyo (8th floor, Dai-ich Tekko Building)

New Address: 2-2-9 Shimbashi, Minato-ku, Tokyo (6th floor, NTB・M Building)

・New TEL: 03-3519-3460

2. Schedule for the Change of Address

February 5, 2007 Planned head office relocation

The Investment Corporation and the Asset Management Company will register their head office address immediately after relocation.

The matter will be formally decided upon through resolutions by the Investment Corporation's Board of Directors at its General Meeting of Unitholders scheduled for January 25, 2007 and by the asset management company's Board of Directors at a provisional shareholders' meeting.

This notice is the English translation of the Japanese announcement on our Web site released on January 15, 2007. No assurance or warranties are given for the completeness or accuracy of this English translation.

15. (Correction) Revision of a Portion of the Notice Concerning Changes to the Articles of Incorporation and Appointment of Directors, dated January 15, 2007.



Translation Purpose Only

January 15, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

(Correction) Revision of a Portion of the Notice Concerning Changes to the Articles of Incorporation and Appointment of Directors

Kenedix Realty Investment Corporation ("the Investment Corporation") has changed a portion of "Provision 4: Appointment of Two Supervisory Directors," contained in the "Reference Materials for the Third General Meeting of Unitholders" attachment (provided in Japanese only) to the press release of December 11, 2006, titled "Notice Concerning Changes to the Articles of Incorporation and Appointment of Directors." The change is indicated by the shaded portion in the box below.

1. Revision of a portion of the "Reference Materials for the Third General Meeting of Unitholders" attachment (provided in Japanese only) to the press release of December 11, 2006, titled "Notice Concerning Changes to the Articles of Incorporation and Appointment of Directors."

Position of revision:
Page 25, "Provision 4: Appointment of Two Supervisory Directors"
(Before revison)

2	Shiro Toba (March 21, 1967)	October 1989	Misuzu Audit Corporation (formerly Chuo Shinko Audit Corporation)

(After revision)

2	Shiro Toba (March 21, 1967)	October 1989	[illegible] Misuzu Audit Corporation (formerly Chuo Shinko Audit Corporation)

This notice is the English translation of the Japanese announcement on our Web site released on January 15, 2007. No assurance or warranties are given for the completeness or accuracy of this English translation.

16. Notice Concerning the Acquisition of Property (KX Monzen-Nakacho Building), dated January 17, 2007.



Translation Purpose Only

January 17, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning the Acquisition of Property (KDX Monzen-Nakacho Building)

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision today to acquire the KDX Monzen-Nakacho Building. Details are provided as follows.

1. Outline of the Acquisition

(1)	Type of Acquisition	:	Real estate (Office Building)
(2)	Property Name	:	KDX Monzen-Nakacho Building (Note)
(3)	Acquisition Price	:	¥1,400,000,000 (excluding acquisition costs, property tax, city-planning tax, and consumption tax, etc.)
(4)	Date of Contract	:	January 19, 2007
(5)	Scheduled Date of Acquisition	:	January 19, 2007
(6)	Seller	:	Tokyu Corporation (Refer to Item 4. Seller's Profile for details)
(7)	Acquisition Funds	:	Debt financing and cash on hand
(8)	Settlement Method	:	Payment in full on settlement
(9)	Source of Acquisition	:	Original network of the Asset Management Company (Direct Acquisition)

Note: The current name of the KDX Monzen-Nakacho Building is the "Tokyu Monzen-Nakacho Building." Plans are in place to change the name of the "Tokyu Monzen-Nakacho Building" to the "KDX Monzen-Nakacho Building" on April 1, 2007.

The aforementioned KDX Monzen-Nakacho Building shall hereafter be referred to as "the Property."

2. Reason for Acquisition

The acquisition was made to raise the investment ratio of office buildings in the Tokyo Metropolitan Area, and to further enhance and stabilize the Investment Corporation's overall investment portfolio, in accordance with its Articles of Incorporation and fundamental investment policies.



Prior to its decision, the Investment Corporation undertook due diligence, considering a number of factors including the following.

(1) Area

This property is located three minutes on foot from the Tokyo Metro's Monzen-Nakacho Station on the Tozai Line and the Toei Oedo Line, five minutes on foot from Etchu-jima Station on the JR Keiyo Line, and is situated in a highly visible location facing Kiyosumi Dori, a main thoroughfare.

Eitai Dori and Kiyosumi Dori are lined with office buildings and shops, but the neighborhood still retains the old Shitamachi charm, evolving as it has from the Edo Period as Temple City, home of the Tomiokahachiman Temple, and has a warm and tranquil atmosphere.

There is a convenient access to the nearby business centers of Nihonbashi, Otemachi, and Marnouchi which is only two or three stations away (about three to five minutes) on the Tozai Line, and to the Roppongi and Shinjuku areas on the Oedo Line. Therefore, comparatively moderate rent levels are expected to keep office demand stable.

(2) Building

The property was renovated in the year 2004 and contains a variety of tenant requested amenities including individual air conditioning, security system, and special flooring to conceal office wiring (in some offices only). Rental offices are almost all open space column-free design with built-in convenience.

In addition, the building entrance area has granite tiling and the building exterior is fitted with aluminum panels and an aluminum curtain wall. The building has a high quality design that is competitive with surrounding properties.

(3) Tenants

Currently, all offices from the first floor to the seventh floor are fully occupied by corporate tenants including firms in construction engineering, information technology, and networking, and the Property is capable of ensuring a stable future income.

3. Property Details

Property Name		KDX Monzen-Nakacho Building
Type of Specified Asset		Real estate
Current Owner / Acquisition Date		Tokyu Corporation / January 27, 1962 (Note 1)
Previous Owner / Acquisition Date		Tokyu Kurogane Jidosha Hanbai Kabushikigaisha / November 16, 1959 (Note 1)
Location (Address)		1-14-1 Botan, Koto-ku, Tokyo
Usage		Offices, Retail Shops
Type of Structure		Flat-roofed steel-reinforced concrete structure; eight above-ground floors
Site Area	Land	580.99 m²
	Building	2,668.91 m²
Type of Ownership	Land	Proprietary ownership
	Building	Proprietary ownership
Completion Date		September 18, 1986
Architect		Tokyu Corporation
Construction Company		Tokyu Construction
Construction Confirmation Authority		Koto-ku, Tokyo



Probable Maximum Loss		6.39% (SOMPO JAPAN RISK MANAGEMENT, INC.)
Acquisition Price		¥1,400,000,000
Appraisal	Appraisal Value	¥1,410,000,000
	Base Date for Appraisal	January 1, 2007
	Appraiser	Daiwa Real Estate Appraisal Corporation
	Details	Please refer to Reference Material 1.
Existence of Secured Interests after Acquisition		None
Masterlease Company and Property Management Company after Acquisition		Kenedix Advisors Co., Ltd.
Number of End Tenants		5 (As of December 31, 2006. The same applies below.)
Total Leasable Floor Area		2,012.22 ㎡
Total Leased Floor Area		2,012.22 ㎡
Occupancy Ratio		100.0%
Monthly Rental Income (Excluding Consumption Tax)		¥7,127,055 (Note 2)
Security and Guarantee Deposit		¥57,072,350 (Note 2)
Forecast Net Operating Income		Please refer to Reference Material 2.
Special Considerations	(1) For adjacent land owner next to the northeast side of the property, portion of the property (approximately 3.9m²) on the northeast side is put to use (temporary land use) as free parking space. (2) A transformer containing polychlorinated biphenyl (PCB) is installed and currently in use at the Property. Application for its use has been lodged with the Kanto Tohoku Industrial Safety and Inspection Department of the Ministry of Economy, Trade and Industry, and the Governor of Tokyo. The Investment Corporation intends to continue lawful management of the transformer.	
Other	Notes: 1. The oldest property land acquisition date is shown. 2. Monthly rental income and guarantee deposit information is exclusive of parking facility amounts.	

4. Seller's Profile

Company Name	Tokyu Corporation
Head Office Address	5-6 Nanpeidai-cho, Shibuya-ku, Tokyo
Representative	Toshiaki Koshimura, Representative Officer
Capital	¥110,610,800,965 (As of December 31, 2006)
Principal Shareholder	The Dai-ichi Mutual Life Insurance Company, Nippon Life Insurance Company, Japan Trustee Services Bank, Ltd. (trust account), The Master Trust Bank of Japan, Ltd. (trust account) The Chuo Mitsui Trust and Banking Co., Ltd., Taiyo Life Insurance Company, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Corporate Bank, Mitsubishi UFJ Trust and Banking Corporation, The Sumitomo Trust & Banking Co., Ltd. (As of September 30, 2006)



Business Activities	Railway business, real estate business, and other businesses
Relationship with the Investment Corporation or the Asset Management Company	None
Special Considerations	None

5. Acquirer's (Seller) Profile

The seller (the current owner) of this property is not a special related party of the Asset Management Company.

6. Details of Brokerage

The details of the brokerage firm and the brokerage fee are as follows.

Name of brokerage firm	A domestic major intermediary company
Brokerage fee	¥42,060,000 (excluding consumption tax)
Relationship with the Investment Corporation or the Asset Management Company	None

* The brokerage firm is not a special related party of the Investment Corporation.

7. Interested-Party Transactions

Related to the acquisition of the Property, transactions between the Investment Corporation and interested parties, or between the Investment Corporation and interested-parties as defined under the Asset Management Company's internal rules and regulations, shall fall under the two categories of transactions (1) and (2) below.

Kenedix REIT Management, Inc., bound by its rules as they relate to interested-party transactions, worked to ensure strict compliance with statutory and other regulatory requirements. Furthermore, in order to ensure that the transactions were conducted in an open and fair manner and that the Investment Corporation was not disadvantaged, the Asset Management Company submitted all transactions for deliberation and approval by the Compliance Committee and the Asset Management Committee. Subject to approval, each transaction was then submitted to the Board of Directors for ratification.

In accordance with the Investment Trust Law, the Asset Management Company shall provide a report to the Investment Corporation relating to the interested-party transactions.

(1) Appointment of a Property Management Company

The Investment Corporation plans to execute a property management agreement with Kenedix Advisors Co., Ltd. ("KDA") on January 19, 2007. Other parties to the agreement include the property trust trustee and the Asset Management Company.

KDA qualifies as an interested-party as defined under the Investment Trust Law and the internal rules and regulations of the Asset Management Company. Fees relating to property management remain at the same level as a current property.

Outline of Property Managements Fees:

- Leasing management fees

  Rental income × 2% + Real estate operating income after management overhead expenses and before depreciation × 2%



- Management transfer fees

Property (Trust Beneficiary Interest) Price	Management Transfer Fee (At the Time of Purchase and Sale)
¥1.0 billion and more, and less than ¥3.0 billion	¥2.0 million

(2) Master Lease of the Property

The Investment Corporation plans to execute a master lease agreement with KDA on January 19, 2007. Other parties to the agreement include the Asset Management Company.

【Principal agreement terms and conditions】

- Agreement term: From the date of agreement execution through August 1, 2015
- Type of master lease: Pass-through

8. Outlook

There are no revisions to the forecast for the fiscal period ending April 30, 2007, as a result of the acquisition of the Property.

This notice is the English translation of the Japanese announcement on our Web site released on January 17, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

Attached Materials

① Outline of Property Appraisal
② Projected Cash Flow
③ Building Condition Investigation Report
④ Property Photographs
⑤ Property Portfolio after Acquisition of the Property



Reference Material 1

Outline of Property Appraisal

			Unit : Yen
Appraisal Value			1,410,000,000
Base Date for Appraisal			January 1, 2007
Appraiser			Daiwa Real Estate Appraisal Corporation
Value Calculated Using the Direct Capitalization Method			1,460,000,000
	Gross Operating Revenue		106,284,749
		Maximum Gross Operating Revenue	111,393,732
		Shortfall Attributed to Vacancies	5,108,983
	Operating Expenses		26,709,124
		Administrative and Maintenance Expense	19,534,464
		Taxes and Dues	6,676,400
		Other Expenses	498,260
	Net Operating Income (NOI)		79,575,625
	Capital Expenditure		5,122,500
	Gain on Guarantee Deposit Investment (Note)		1,346,223
	Net Cash Flow (NCF)		75,799,348
	Overall Capitalization Rate (NCF)		5.2%
Value Calculated Using the Discounted Cash Flow Method			1,350,000,000
	Discount Rate		5.1%
	Terminal Capitalization Rate		5.4%
Value Calculated Using the Cost Method			770,000,000
	Land		59.3%
	Building		40.7%

Note: Gain on guarantee deposit investment is calculated, based on a property guarantee deposit operating yield of 2%



Reference Material 2

Projected Cash Flow

	Unit : Millions of Yen
A. Projected Operating Revenues	101
B. Projected Operating Expenses (excluding depreciation)	26
C. Projected NOI (A-B)	75

Underlying assumptions:

1. The above projected cash flow is an estimate for one year and is exclusive of extraordinary factors of the year of acquisition.
2. Revenues are based on an occupancy ratio of approximately 96%, based on the current occupancy ratio and future changes of occupancy.
3. Expenses include property management fees, taxes and dues, repairs and maintenance expenses, and insurance.



Reference Material 3

Building Condition Investigation Report

	Unit: Yen
Investigation Company	Kabushikigaisha Hikokusai Consultant
Date of Investigation	December 2006
Repairs, maintenance and renovation expenses required over the next year	3,030,000
Repairs, maintenance and renovation expenses expected to be required within 2-12 years	58,440,000
Unit-in-Place	711,800,000

* The abovementioned investigation company undertakes building assessments for this property such as
- a diagnosis of building deterioration
- formulation of a short- and long-term repair and maintenance plan
- assessment of legal compliance with the Building Standards Law
- analyses of the existence of hazardous substances and the soil environment

and submits a building assessment report to the Investment Corporation.



Reference Material 4

Property Photographs









Reference Material 5

Property Portfolio after Acquisition of the Property

Type of Use	Area	No.	Property Name	Acquisition Price (Millions of yen) (Note 1)	Ratio (Note 1)	Acquisition Date
Office Buildings	Tokyo Metropolitan Area	A-13	Belles Modes Building	5,950	3.9%	November 1, 2005
		A-1	Nihonbashi 313 Building	5,940	3.8%	August 1, 2005
		A-16	Toshin 24 Building	5,300	3.4%	May 1, 2006
		A-2	Sogo Hirakawacho Building	5,180	3.4%	August 1, 2005
		A-17	Ebisu East 438 Building	4,640	3.0%	May 1, 2006
		A-3	Higashi-Kayabacho Yuraku Building	4,450	2.9%	August 1, 2005
		A-30	KDX Nishi-Gotanda Building (Note2)	4,200	2.7%	December 1, 2006
		A-4	Noir Hatchobori	3,680	2.4%	August 1, 2005
		A-18	KDX Omori Building	3,500	2.2%	May 1, 2006
		A-19	KDX Hamamatsucho Building	3,460	2.2%	May 1, 2006
		A-29	KDX Higashi-Shinjuku Building	2,950	1.9%	September 1, 2006
		A-20	Dai-ichi Kayabacho Building	2,780	1.8%	May 1, 2006
		A-21	NTB·M Building	2,690	1.7%	May 1, 2006
		A-5	K&Y Building (Southern Plaza)	2,533	1.6%	August 1, 2005
		A-22	KDX Shin-Yokohama Building	2,520	1.6%	May 1, 2006
		A-6	Harajuku F.F. Building	2,450	1.6%	August 1, 2005
		A-27	KDX Kajicho Building	2,350	1.5%	June 3, 2006
		A-15	KDX Hamacho Building	2,300	1.5%	March 16, 2006
		A-7	FIK Minami Aoyama	2,270	1.4%	August 1, 2005
		A-14	KDX Funabashi Building	2,252	1.4%	March 1, 2006
		A-8	Kanda Kihara Building	1,950	1.2%	August 1, 2005
		A-23	KDX Yotsuya Building	1,950	1.2%	May 1, 2006
		A-9	NNK Building	1,610	1.0%	August 1, 2005
		A-26	Kiba Ocean Building	1,580	1.0%	June 20, 2006
		A-31	KDX Monzen-Nakacho Building (Note3)	1,400	0.9%	January 19, 2007
		A-28	KDX Nogizaka Building	1,065	0.6%	July 14, 2006
		A-10	Koishikawa Yoshida Building	704	0.4%	August 1, 2005
	Other Regional Areas	A-12	Portus Center Building	5,570	3.6%	September 21, 2005
		A-24	KDX Minami Semba Dai-1 Building	1,610	1.0%	May 1, 2006
		A-25	KDX Minami Semba Dai-2 Building	1,560	1.0%	May 1, 2006
		A-11	Hakata Ekimae-Dai2 Building	1,430	0.9%	August 1, 2005
	Total of 31 Office Buildings			91,824	60.2%	—
Residential Properties	Tokyo Metropolitan Area	B-19	Residence Charmante Tsukishima	5,353	3.5%	May 1, 2006
		B-20	Regalo Ochanomizu I&II	3,600	2.3%	May 1, 2006
		B-1	Storia Sirokane	3,150	2.0%	August 1, 2005
		B-2	Tre di Casa Minami Aoyama	2,460	1.6%	August 1, 2005



		B-21	Regalo Shiba-Kouen	2,260	1.4%	May 1, 2006
		B-3	Court Mejiro	1,250	0.8%	August 1, 2005
		B-4	Apartments Motoazabu	1,210	0.7%	August 1, 2005
		B-5	Apartments Wakamatsu-Kawada	1,180	0.7%	August 1, 2005
		B-22	Chigasaki Socie Ni-bankan	1,160	0.7%	May 1, 2006
		B-6	Court Nihonbashi Hakozaki	1,130	0.7%	August 1, 2005
		B-23	Court Nishi-Shinjuku	1,130	0.7%	May 1, 2006
		B-7	Side Denenchofu	1,110	0.7%	August 1, 2005
		B-34	Gradito Kawaguchi	1,038	0.6%	June 30, 2006
		B-8	S-court Yokohama Kannai II	945	0.6%	August 1, 2005
		B-24	Regalo Komazawa-Kouen	912	0.5%	May 1, 2006
		B-9	Court Motoasakusa	880	0.5%	August 1, 2005
		B-25	Court Shin-Okachimachi	878	0.5%	May 1, 2006
		B-11	Bloom Omotesando	875	0.5%	August 1, 2005
		B-13	Human Heim Okachimachi	830	0.5%	August 1, 2005
		B-26	Primo Regalo Kagurazaka	762	0.5%	May 1, 2006
		B-14	Court Shinbashi	748	0.4%	August 1, 2005
		B-27	Primo Regalo Youga	730	0.4%	May 1, 2006
		B-15	Court Suitengu	659	0.4%	August 1, 2005
		B-28	Court Shimouma	638	0.4%	May 1, 2006
	Other Regional Areas	B-29	Ashiya Royal Homes	2,330	1.5%	May 1, 2006
		B-18	Venus Hibarigaoka	1,800	1.1%	December 8, 2005
		B-30	Regalo Ibaraki I& II	1,600	1.0%	May 1, 2006
		B-31	Collection Higashi-Sakura	1,264	0.8%	May 1, 2006
		B-32	Renaissance 21 Hirao Jousui-machi	900	0.5%	May 1, 2006
		B-33	Montore Nishikouen Bay Court	826	0.5%	May 1, 2006
		B-16	Abreast Hara	444	0.2%	August 1, 2005
		B-17	Abreast Hirabari	407	0.2%	August 1, 2005
	Total of 32 Residential Properties			44,459	29.1%	—
Retail Properties	Tokyo Metropolitan Area	C-1	Jinnan-zaka Frame	9,900	6.4%	August 1, 2005
		C-2	Yoyogi M Building	2,479	1.6%	September 30, 2005
	Other Regional Areas	C-3	ZARA Tenjin Nishi-dori	3,680	2.4%	May 1, 2006
	Total of 3 Retail Properties			16,059	10.5%	—
Total of 66 Properties				152,342	100.0%	Portfolio PML 7.18%

Notes:

1. Figures of less than one million yen are rounded off from acquisition prices, and ratios are rounded off to the first decimal place.
2. The current name of the property is the "FSD Building." Plans are in place to change the name of the property to the "KDX Nishi-Gotanda Building" on April 1, 2007.
3. The current name of the KDX Monzen-Nakacho Building is the "Tokyu Monzen-Nakacho Building." Plans are in place to change the name of the Tokyu Monzen-Nakacho Building to the "KDX Monzen-Nakacho Building" on April 1, 2007.

17. (Correction) Revision of a Portion of the Notice Concerning Changes to the Articles of Incorporation and Appointment of Directors, dated January 17, 2007.



Translation Purpose Only

To All Concerned Parties

January 17, 2007

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

(Correction) Revision of a Portion of the Notice Concerning Changes to the Articles of Incorporation and Appointment of Directors

Kenedix Realty Investment Corporation ("the Investment Corporation") has changed a portion of "Provision 3: Appointment of One Non-Statutory Executive Director," contained in the "Reference Materials for the Third General Meeting of Unitholders" attachment (provided in Japanese only) to the press release of December 11, 2006, titled "Notice Concerning Changes to the Articles of Incorporation and Appointment of Directors." The change is indicated by the shaded portion in the box below.

1. Revision of a portion of the "Reference Materials for the Third General Meeting of Unitholders" attachment (provided in Japanese only) to the press release of December 11, 2006, titled "Notice Concerning Changes to the Articles of Incorporation and Appointment of Directors."

Position of revision:
Page 24, "Provision 3: Appointment of One Non-Statutory Executive Director"
(Before revison)

Name (Birth Date)	Brief Personal History	
Teruo Nozaki (Sept. 25, 1944)	Jan. 2005	Joined Kenedix REIT Management, Inc. General Manager, Business Administration Division (current position)

(After revision)

Name (Birth Date)	Brief Personal History	
Teruo Nozaki (Sept. 25,1944)	Jan. 2005	Joined Kenedix, Inc.(formely Kennedy-Wilson Japan Co., Ltd.) Seconded to Kenedix REIT Management, Inc. General Manager, Business Administration Division
	Apr. 2005	Transferred to Kenedix REIT Management, Inc. General Manager, Business Administration Division (current position)

This notice is the English translation of the Japanese announcement on our Web site released on January 17, 2007. No assurance or warranties are given for the completeness or accuracy of this English translation.

18. Notice Concerning Debt Financing, dated January 17, 2007.



Translation Purpose Only

January 17, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division
TEL.: +81-3-5288-7629

Notice Concerning Debt Financing

Kenedix Realty Investment Corporation ("the Investment Corporation") announced its decision on January 17, 2007, to undertake debt financing. Details of the aforementioned are provided as follows.

1. Rationale

The Investment Corporation has decided to execute debt financing agreements to support the acquisition of real estate (KDX Monzen-Nakacho Building) and payment of associated costs.

Note: For details regarding the acquisition of real estate (KDX Monzen-Nakacho Building), please refer to the press release, "Notice Concerning the Acquisition of Property (KDX Monzen-Nakacho Building)," dated January 17, 2007.

2. Details of Debt Financing

Short-term Debt (Series 14)

(1)	Lender	:	Resona Bank, Ltd., The Chiba Bank, Ltd.
(2)	Amount	:	¥1,000 million
(3)	Interest Rate	:	0.72633% floating rate of interest (Note)
(4)	Drawdown Date	:	January 19, 2007
(5)	Debt Financing Method	:	The Investment Corporation executed individual debt financing agreements with the aforementioned lenders on January 17, 2007.
(6)	Interest Payment Date	:	First interest payment on February 28, 2007, and at the end of May, August, November 2007 and January 18, 2008.
(7)	Repayment Date	:	January 18, 2008
(8)	Repayment Method	:	Principal repayment in full on maturity
(9)	Collateral	:	Unsecured, unguaranteed

Note: The interest rate covers the period commencing January 19, 2007 through February 28, 2007. Thereafter, the interest rate shall be calculated based on the three-month yen TIBOR +0.25%. The interest rate after February 28, 2007, shall be disclosed as and when determined.

3. Use of Funds

Debt financing shall be used to support the acquisition of real estate (KDX Monzen-Nakacho Building) and payment of associated costs.



[Attachment]

Total Debt Financing Balance after Additional Debt Financing

(Billions of yen)

	Debt Financing Balance Prior to Additional Debt Financing	Debt Financing Balance After Additional Debt Financing	Change
Short-Term Debt Financing	15.0	16.0	+ 1.0
Long-Term Debt Financing	51.0	51.0	+ 0.0
Total Debt Financing Balance	66.0	67.0	+ 1.0

Note: Debt financing is classified as either short- or long-term debt. Short-term debt is defined as debt financing with a repayment date of less than or equal to one year.

This notice is the English translation of the Japanese announcement on our Web site released on January 17, 2007. However, no assurance or warranties are given for the completeness or accuracy of this English translation.

19. Notice Concerning Debt Financing Interest Rate Determination, dated January 29, 2007.



Translation Purpose Only

January 29, 2007

To All Concerned Parties

REIT Issuer:
Kenedix Realty Investment Corporation
1-8-2 Marunouchi, Chiyoda-ku, Tokyo
Taisuke Miyajima, Executive Director
(Securities Code: 8972)

Asset Management Company:
Kenedix REIT Management, Inc.
Taisuke Miyajima, CEO and President
Inquiries:
Masahiko Tajima
General Manager, Financial Planning Division

Notice Concerning Debt Financing Interest Rate Determination

Kenedix Realty Investment Corporation ("the Investment Corporation") today announced the details of interest rates and applicable periods for debt financing outlined in the following table.

Classification (Note 1)	Balance (Billions of Yen)	Interest Rate (Interest Payment Period)	Drawdown Date	Repayment Date	Remarks
Series 7-A (Short-Term)	2.0	0.77091% (Note 2) (January 31, 2007 to April 30, 2007)	May 1, 2006	April 30, 2007	Unsecured/ Unguaranteed
Series 9 (Short-Term)	4.0	0.77091% (Note 2) (January 31, 2007 to April 30, 2007)	July 31, 2006	July 31, 2007	Unsecured/ Unguaranteed
Series 11 (Short-Term)	6.0	0.79091% (Note 3) (January 31, 2007 to April 30, 2007)	September 20, 2006	September 20, 2007	Unsecured/ Unguaranteed
Series 12 (Short-Term)	1.0	0.79091% (Note 3) (January 31, 2007 to April 30, 2007)	October 31, 2006	October 31, 2007	Unsecured/ Unguaranteed
Term-Loan B (Long-Term)	9.5	0.99091% (Note 4) (Note 8) (January 31, 2007 to April 30, 2007)	August 1, 2005	July 31, 2008	Unsecured/ Unguaranteed
Term-Loan C (Long-Term)	9.5	1.10591% (Note 5) (Note 9) (January 31, 2007 to April 30, 2007)	August 1, 2005	July 31, 2010	Unsecured/ Unguaranteed
Series 3-C (Long-Term)	3.5	0.99091% (Note 4) (Note10) (January 31, 2007 to April 30, 2007)	November 1, 2005	October 31, 2008	Unsecured/ Unguaranteed
Series 7-B (Long-Term)	6.5	0.94091% (Note 6) (Note11) (January 31, 2007 to April 30, 2007)	May 1, 2006	April 30, 2009	Unsecured/ Unguaranteed
Series 7-C (Long-Term)	1.5 (Note 14)	1.04091% (Note 7) (Note12) (January 31, 2007 to April 30, 2007)	May 1, 2006	April 30, 2011	Unsecured/ Unguaranteed



Series 8 (Long-Term)	1.0	1.04091% (Note 7) (Note13) (January 31, 2007 to April 30, 2007)	July 14, 2006	July 13, 2011	Unsecured/ Unguaranteed

Notes:

1. Short-term debt financing refers to debt financing repayable within one year. Long-term debt financing refers to debt financing repayable after one year.
2. Three-month yen TIBOR + 0.23%
3. Three-month yen TIBOR + 0.25%
4. Three-month yen TIBOR + 0.45%
5. Three-month yen TIBOR + 0.565%
6. Three-month yen TIBOR + 0.40%
7. Three-month yen TIBOR + 0.50%
8. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through throughout the loan period is 0.86875%.
9. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥9.5 billion. As a result, the interest rate applicable through throughout the loan period is 1.2875%.
10. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥3.5 billion. As a result, the interest rate applicable through throughout the loan period is 1.09%.
11. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥6.5 billion. As a result, the interest rate applicable through throughout the loan period 1.62875%.
12. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.5 billion. As a result, the interest rate applicable through throughout the loan period is 2.19875%.
13. The Investment Corporation has entered into an interest-rate swap transaction for a notional principal of ¥1.0 billion. As a result, the interest rate applicable throughout the loan period is 2.14875%.
14. Among Series 7-C, this figure is calculated based on a floating interest rate.

Annex B

Brief Description of Document for which no English Language Version has been Prepared

1. Extraordinary Report dated December 11, 2006.

   The extraordinary report describes a change in the investment policy of the Company.

2. Securities Report dated January 26, 2007, for the business period ended October 31, 2006, and an amendment thereto dated February 7, 2007.

   The securities report contains information pertaining to the outline of the Company, its business, operating results, financial condition and financial statements for the period ended October 31, 2006, and the amendment contains revisions to an exhibit thereto.

3. Securities Registration Statement dated February 7, 2007.

   The securities registration statement is in relation to a public offering of bonds in the aggregate principal amount of ¥100 billion by the Company, and incorporates by reference the Securities Report dated January 26, 2007, and the amendment thereto dated February 7, 2007.

END